As filed with the Securities and Exchange Commission on March 21, 2012

Registration No. 333-174166

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BATS GLOBAL MARKETS, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	6200	11-3817385
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8050 Marshall Drive, Suite 120

Lenexa, KS 66214

(913) 815-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eric Swanson, Esq.

Senior Vice President

and General Counsel

BATS Global Markets, Inc.

8050 Marshall Drive, Suite 120

Lenexa, KS 66214

(913) 815-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Deanna Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Greg A. Fernicola, Esq. Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	7,241,353	$18.00	$130,344,354	$15,133

(1)	Includes 944,524 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued March 21, 2012

6,296,829 Shares

BATS Global Markets, Inc.

CLASS A COMMON STOCK

The selling stockholders of BATS Global Markets, Inc. identified in this prospectus are offering 6,296,829 shares of Class A common stock. We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders in this offering. This is the initial public offering of our shares, and no public market exists for our shares. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

Each share of our Class A common stock is entitled to one vote, whereas each share of our Class B common stock, which primarily will be held by our strategic investors identified in this prospectus, is entitled to two and one-half votes. Upon completion of this offering, our strategic investors will collectively own approximately 79.0% of the total voting power of our outstanding capital stock. See “Principal and Selling Stockholders.”

Our Class A common stock has been approved for listing on BATS Exchange, Inc. (BZX) under the symbol “BATS.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 17.

PRICE $             A SHARE

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling stockholders	$	$

One of the selling stockholders named herein has granted the underwriters the right to purchase an additional 944,524 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2012.

Morgan Stanley	Citigroup	Credit Suisse

Deutsche Bank Securities
Wedbush Securities
J.P. Morgan
BofA Merrill Lynch
Raymond James
Sandler O’Neill + Partners, L.P.
Rosenblatt Securities Inc.
Nomura

                    , 2012

We, the selling stockholders and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements included in this prospectus.

In this prospectus, “BATS,” the “company,” “we,” “us” and “our” refer to BATS Global Markets, Inc. and its consolidated subsidiaries: BZX and BYX (each, a national securities exchange), BATS Trading (a broker-dealer), BATS Trading Limited (operator of BATS Europe, one of our pan-European multilateral trading facilities, or MTFs) and Chi-X Europe (operator of our other pan-European MTF). Together, we refer to our pan-European MTFs as BATS Chi-X Europe. Except as otherwise indicated or as the context otherwise requires, all share and per-share information (other than financial information included in our consolidated financial statements or derived from them) gives effect to our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering, as described under “Reclassification and Reverse Stock Split.” We have defined certain industry-related and other terms in a glossary appended to this prospectus. Please see the glossary for our definition of “market share” and other terms.

Our Company

We are an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States and Europe and listed equity options in the United States. In addition to being the third largest exchange operator in the United States after NYSE Euronext and The NASDAQ OMX Group, Inc., we execute the largest notional value of pan-European equities traded by a single market operator through our two MTFs. For the year ended December 31, 2011, we had an 11.3% share of the U.S. equity market and a 3.1% share of the U.S. equity options market. We derived 90.7% of our total revenues from the trading of listed cash equities securities in the United States for the year ended December 31, 2011. In Europe, for the eleven months ended November 30, 2011, we had a 5.7% share of European trading in the securities available for trading on BATS Europe.

On November 30, 2011, we acquired Chi-X Europe, the operator of the largest pan-European MTF. For the eleven months ended November 30, 2011, Chi-X Europe had an 18.4% share of European trading in the securities available for trading on Chi-X Europe. For the month ended December 31, 2011, BATS Chi-X Europe had a 25.4% share of European trading in the securities available for trading on BATS Chi-X Europe, making it the largest pan-European equities trading venue. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, for the year ended December 31, 2011 we would have derived 84.1% of our total revenues from the trading of listed cash equities securities in the United States, 5.8% of our total revenues from the trading of listed equity options in the United States and 10.1% of our total revenues from the trading of listed cash equities securities in Europe. We also would have had a 24.1% share of European trading in the securities available for trading on BATS Chi-X Europe during 2011.

In the United States, we operate two national securities exchanges, BZX and BYX. Both trade listed cash equity securities and exchange-traded products, such as exchange-traded funds, or ETFs, but each targets different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options. In Europe, our MTFs operate two displayed books and offer trading in listed cash equity securities from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. Our platform is designed to facilitate price discovery by encouraging the quoting of competitive, displayed prices. Our platform also offers opportunities to post undisplayed, or “dark,” trading interest on our U.S. and European order books, and in Europe, we operate two dark pools.

Our principal objective is to make markets better by minimizing inefficiencies and mitigating trade execution risk for market participants. We minimize inefficiencies in part by offering low-cost, rapid, trade execution. For example, during the second half of 2011 our net capture rate in the U.S. equities market was 56% to 68% of the rate reported by NYSE Euronext’s and NASDAQ OMX Group’s U.S. equities operations, while our net capture rate in the European listed equity securities market was approximately 15% of the rate reported by the London Stock Exchange’s European equities operations. During the fourth quarter of 2011, our net capture rate in the U.S. listed equity options market was 25% to 28% of the rate reported by NYSE Arca, NYSE Amex, NASDAQ Options Market and NASDAQ OMX PHLX. We mitigate trade execution risk through offering ultra-low latency order handling through our trading system. In particular, by offering ultra-low latency order handling, our members can very quickly place, modify or cancel orders on our markets. This ability gives our members greater control over their orders, enabling them to rapidly respond to changing market conditions and mitigate trade execution risk. Unlike traditional market operators, we are a technology company at our core. We developed, own and operate the BATS trading platform. With the exception of Chi-X Europe which will be transitioned to our platform during 2012, our proprietary platform powers all of our markets and is designed to offer one of the fastest and most reliable trading systems available.

Our History

We were formed in 2005 as an alternative to the New York Stock Exchange, or NYSE, and The NASDAQ Stock Market, or NASDAQ, in response to increased consolidation among U.S. listed cash equity market centers. In January 2006, we launched our electronic communication network, or ECN, a type of alternative trading system, or ATS, which initially focused on the trading of NASDAQ-listed securities. We began trading in American Stock Exchange (now NYSE Amex)-listed securities in May 2006 and in NYSE-listed securities in February 2007. In March 2008, we decided to enter the European markets by launching an MTF to compete on a pan-European basis against the incumbent securities exchanges, formally launching BATS Europe in October 2008. In November 2008, we converted our ECN to a national securities exchange, BZX, which allowed us to participate in and earn market data fees from the U.S. tape plans, reduce our clearing costs and operate a primary listings business. In February 2010, we expanded into a new asset class by offering trading of listed equity options on BZX. In order to grow our U.S. market share, in October 2010, we launched BYX, a second national securities exchange for trading listed cash equity securities. In November 2011, we acquired Chi-X Europe and it became a wholly-owned subsidiary of BATS Global Markets, Inc. In December 2011, we launched a primary listings business in the United States on BZX.

Industry Overview

Significant regulatory and technological developments have transformed the markets in which we operate and have been the primary drivers of our growth and development:

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U.S. Listed Cash Equity Securities. Several regulatory developments, together with innovations in technology and improvements in the speed of communication, have fundamentally changed the way U.S. listed cash equity markets operate. Notable developments that encouraged the creation of alternative markets, like our original ECN, included:

➢	the adoption of the “order handling” rules in 1996, which facilitated the growth of ECNs as alternatives to national securities exchanges for displaying and executing orders;

➢	the move to decimal pricing in 2000, which resulted in narrower trading spreads, providing automated market makers with an advantage over traditional market makers; and

➢

the adoption of Regulation NMS in 2005, which provided price protection for each exchange’s best displayed quotes that are electronically accessible for immediate trade execution, and resulted in a dramatic shift to electronic trading as exchanges automated their trading systems to take advantage of this price protection.

•

European Listed Equity Securities. The implementation of the Market in Financial Instruments Directive, or MiFID, in 2007 marked a fundamental change in the European market for trading listed cash equity securities. MiFID was designed to increase competition in pan-European trading and authorized the creation of MTFs. In particular, to create competition among markets, MiFID abolished the “concentration rule,” which required firms to route orders only to national stock exchanges, and extended the concept of “passporting,” which allowed firms authorized to carry on business in one European Economic Area, or EEA, member state to carry on business in other EEA member states.

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U.S. Listed Equity Options. The most significant recent changes within the U.S. listed equity options market have been the move to penny-increment price quotes and the shift away from the traditional pricing model, pursuant to which both sides pay a fee, for executing trades. The conversion of the U.S. listed equity options market from nickel- or dime-increment price quotes to penny-increment price quotes began in January 2007 and has contributed to significant growth in overall options market volume, particularly among electronic traders. Additionally, the traditional exchange pricing model in the U.S. listed equity options market, pursuant to which both sides of a transaction generally pay a fee to the exchanges, is increasingly being supplanted by a pricing model common in the U.S. listed cash equities market that we believe encourages more aggressive competition and better price discovery.

Our Competitive Strengths

As a result of these industry developments, new trading centers like ours are better able to compete against incumbent exchanges based on technology, customer experience and price. We believe that the following competitive strengths position us well to capitalize on these industry dynamics:

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Leading Proprietary Technology Platform. Unlike traditional market centers, we are a technology company at our core. We developed, own and operate the BATS trading platform, which we designed to optimize reliability, speed, scalability and versatility.

➢

Our trading platform has experienced very low downtime, as demonstrated by the fact that for the years ended December 31, 2010 and 2011, BZX was immediately and automatically accessible 99.999% and 99.940% of the time, respectively. For the year ended December 31, 2011, BYX and BZX (options) were immediately and automatically accessible 99.998% and 99.996% of the time, respectively. We believe that this reliability gives our customers an additional incentive to use our platform to mitigate trade execution risk, especially in times of extreme market volatility.

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Our average latency on BZX, which measures the time that it takes for us to process an order message, has decreased 84.4% from over 930 microseconds in January 2007 to approximately 145 microseconds for the year ended December 31, 2011.

➢

For the year ended December 31, 2011, BZX processed approximately 29,000 order messages per second on average. At times, BZX has processed as many as 300,000 order messages per second, and in testing, our platform has demonstrated its ability to process more than one million order messages per second on a sustained basis.

➢

In order to continuously implement new enhancements to our platform, new releases of software are deployed multiple times per month. With the exception of Chi-X Europe which will be transitioned to our platform during 2012, we use the same technology platform across all of our markets, so that new releases can be deployed simultaneously in all of our markets.

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Significant Operating Leverage. The scalability of our technology platform and the efficiency of our operations allow us to continue to grow with limited additional capital investment. We use technology to leverage our products and employees across multiple asset classes and geographies. As a result, we are able to operate with lower overhead than many incumbent exchanges. In addition, as a new business, we are not burdened by legacy infrastructure. With fewer than 200 employees globally as of

December 31, 2011, we have captured substantial market share from traditional exchanges in the United States and Europe while maintaining substantially lower fixed costs.

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Commitment to Competitive and Innovative Pricing. Due to our operating leverage, we are able to profitably employ an aggressive, low-spread pricing strategy, which we believe provides us with an important competitive advantage. In addition, we have employed innovative, and in some cases, disruptive pricing strategies to increase our market share. In connection with launching new markets, we have often offered pricing specials, which may generate short-term losses, but generally result in significant growth in long-term market share as customers have continued to use our markets even after pricing specials end. For example, after our pricing special in January 2007, our market share of trading in NASDAQ-listed cash equity securities increased from 4.9% at the beginning of that month to 9.6% at the end of that month and averaged 8.0% per month for the remainder of that year. In addition, in 2011 we began providing customers who execute a specified minimum volume with more favorable pricing for orders posted on certain of our markets that improve the then current national best bid or best offer for a particular listed equity option or listed cash equity security. This in turn provides better execution prices for other customers. We initiated such pricing on our U.S. listed equity options market in January 2011, and our share of the U.S. equity options market increased from 0.7% for the fourth quarter of 2010 to 3.0% for the fourth quarter of 2011. To drive market share, we implemented strategic pricing changes in our U.S. Equities segment in July 2011, through which we recognized $14.6 million more in net revenues during the year as a result of an increased net capture rate. These changes included the implementation of a tiered pricing structure that not only contributed to higher market share, but also resulted in a higher net capture rate. Had we implemented this change for the full year and assuming no change in volume, this would have resulted in an incremental $12.1 million more in net revenues. We also made a pricing change in our U.S. Options segment in August 2011 through which we recognized $5.3 million more in net revenues. Had we implemented this change for the full year and assuming no change in volume, this would have resulted in an incremental $6.2 million more in net revenues.

•	Demonstrated Ability to Rapidly Execute on Market Opportunities. We have demonstrated an ability to quickly and successfully capitalize on new opportunities in the United States and internationally:

➢	we were originally founded in June 2005 and, with just 13 employees, launched trading approximately seven months later;

➢	we executed our first trades on BATS Europe in October 2008, seven months after receiving board approval to enter the European market;

➢

when we transitioned our trading platform in the United States from an ECN to a national securities exchange, we obtained Securities and Exchange Commission, or SEC, approval in August 2008, approximately 10 months after our initial filing, and launched the exchange three months later;

➢	we began trading listed equity options in the United States in February 2010, eight months after board approval;

➢	we applied to operate a second national securities exchange, BYX, in October 2009; we successfully secured SEC approval within 10 months, and we launched the exchange two months later;

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we executed a definitive agreement to acquire Chi-X Europe in February 2011 and secured approval for the transaction from the U.K. Competition Commission nine months later, allowing us to close the transaction successfully in November 2011; and

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we received final approval from the SEC of rules necessary to operate a primary listings business in October 2011 and successfully launched our first listings of seven ETFs three months later in January 2012.

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Innovative Products and Services. As part of our commitment to deliver a differentiated customer experience, we have developed a suite of innovative order types, risk management tools and other products and services to address our customers’ needs. For example, we offer several products that enable our customers to monitor their order handling on our markets in real time, such as our user dashboard and latency reports, both of which are web-based tools designed to provide customers with real-time information about their connectivity to our platform and the speed at which their orders are processed and executed within our markets. We also operate one of the few market centers in Europe that offers routing services to other venues that publicly display quotes, or lit venues, which we believe provides an added incentive to use our market.

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Partnership Approach with Customers. We were formed in 2005 by David Cummings, one of our directors and the chairman of Tradebot Systems, and 12 former employees of Tradebot Systems, which is a leading proprietary electronic trading firm. Through a series of investments, we also gained the sponsorship of Lime Brokerage and affiliates of Bank of America Merrill Lynch, Citi, Credit Suisse, Deutsche Bank, GETCO, J.P. Morgan, Lehman Brothers, Morgan Stanley and WEDBUSH (on January 1, 2008, Lime Brokerage transferred to Lime Brokerage Holdings LLC and its affiliates all of our Class A common stock owned by Lime Brokerage, and on June 13, 2011, WEDBUSH acquired Lime Brokerage). As a result of investments by affiliates of our strategic investors, we benefit from access to the strategic insights and industry expertise of some of the most active market participants. In an effort to continue this collaborative relationship, we will issue high-vote Class B common stock in conjunction with this offering to our existing stockholders and institute various transfer restrictions on our common stock to be held by them following this offering. We believe that these measures will encourage continued meaningful ownership by stockholders affiliated with users of our markets following this offering. In addition, our board remains composed of members with strong industry ties who we believe will continue to provide important strategic insight and industry expertise.

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Seasoned Management Team with a Core Focus on Technology. Our management team has extensive experience in financial market operations with a deep background in technology. In addition, a large portion of our management team has worked together for several years, and the majority of our founding employees continue to be employed with us. We believe that our management team has demonstrated its ability to grow our business through continued product and technological innovations and that our team of technology professionals is among the best in the industry.

Our Growth Strategies

We believe that we are well positioned to leverage our competitive strengths to enhance our market position and expand into other countries and asset classes. We continually analyze new opportunities and, in particular, intend to pursue the following growth strategies:

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Develop Additional Products and Services to Enhance Our Market Penetration and Profitability. We believe there are significant opportunities to generate additional revenue by expanding customer access to our markets and services, offering additional trade execution choices and enhancing our market data products. For example, in Europe, we were the first market center to offer a multilateral interoperable clearing service, which provides trading participants with a choice of a preferred clearer from multiple interoperating clearing counterparties, instead of the traditional single clearing counterparty affiliated with a market center. We believe that multilateral interoperable clearing services are significantly reducing clearing costs through competitive clearing in Europe. Also, in December 2011, we launched a primary listings business in the United States, which we expect to be a competitive alternative to the incumbent exchanges. We intend to compete with the other primary listings markets by offering simple and competitive pricing for issuers, innovative mechanisms to promote liquidity and superior customer service, including access to market insight tools. In addition, while we do not currently charge for our primary real-time market data products, in 2010, we began offering new value-added market data products for a fee and continue to explore additional opportunities to offer other market data products for a fee.

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Expand into New Asset Classes and Broaden Our Geographic Reach. We plan to continue to expand into new asset classes and new countries where we see opportunities to leverage our technology platform to capture market share. We are currently considering a variety of opportunities, including the trading of U.S. Treasury securities and other fixed income products, foreign exchange, U.S. futures, and other derivative products, and expansion into Brazil and Canada. We are currently a party to a memorandum of understanding with Claritas, a Brazilian asset management firm, to explore opportunities in the Brazilian market, including the potential creation of a new exchange in Brazil. Our goal is to enter at least two new markets by the end of 2014.

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Leverage Chi-X Europe Acquisition. We believe that our acquisition of Chi-X Europe, which we completed on November 30, 2011, will further our position as a leading transatlantic exchange operator and will solidify us as a preeminent pan-European trading venue. We expect to benefit from synergies as a result of the acquisition, including the transition of Chi-X Europe to our trading platform, which we expect to be completed during the second quarter of 2012. We believe the combination will improve our competitive position, enhance our profitability through scale and cost efficiencies and provide us additional opportunities to influence European market structure developments for the benefit of our customers, including through registering as an exchange, which we intend to pursue in 2012.

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Pursue Strategic Opportunities. We intend to seek additional opportunities to grow through strategic alliances or acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform, provide significant market share and profitability and are consistent with our corporate culture. We believe that the establishment of a public trading market for our common stock will enhance our ability to pursue strategic opportunities by providing a currency with which to execute future acquisitions.

Ownership Structure, Reclassification and Reverse Stock Split

In conjunction with this offering and before effecting the reverse stock split described below, we intend to reclassify each share of our common stock which has been designated as Voting Common Stock as seven shares of Class A common stock and three shares of Class B common stock and each share of our common stock which has been designated as Non-Voting Common Stock as seven shares of Non-Voting Class A common stock and three shares of Non-Voting Class B common stock. Immediately following such reclassification and at any time thereafter, any share of Class B common stock that is held by a stockholder who, together with such stockholder’s affiliates, owns less than 4,960,491 shares of our common stock (subject to reduction for the reverse stock split as described below), which we refer to as the Class B Threshold, shall, automatically and without any further action, be converted into one share of Class A common stock, and each share of Non-Voting Class B common stock that is held at any time by a stockholder who, together with such stockholder’s affiliates, does not meet the Class B Threshold shall, automatically and without any further action, be converted into one share of Non-Voting Class A common stock. As a result of the reclassification and application of the Class B Threshold, each share of treasury stock held by us will be converted into ten shares of Class A common stock.

The rights of the holders of Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock will be identical, except with respect to voting rights, transfer restrictions and conversion provisions. With respect to voting, each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to two and one-half votes per share. Non-Voting Class A common stock and Non-Voting Class B common stock will not be entitled to vote, except as required by applicable law. Class A common stock not sold in this offering and Non-Voting Class A common stock will be subject to a restriction on transfer for one year from the completion of this offering (provided that approximately 50% of our current stockholders’ Class A common stock and Non-Voting Class A common stock may be transferred 180 days from the completion of this offering to the extent such shares are not included in this offering), and Class B common stock and Non-Voting Class B common stock will be subject to a three-year transfer restriction, subject to certain exceptions as described in “Description of Capital Stock—Common Stock—Transfer Restrictions.” Class B common stock and Non-Voting Class B common stock will automatically convert into Class A common stock in connection with any transfer following the expiration of the three-year transfer restriction, subject to certain exceptions described in “Description of Capital Stock—Common Stock—Conversion,” or upon the death of the holder. We also have the option to convert any holder’s Class B common stock or Non-Voting Class B common stock to Class A common stock or Non-Voting Class A common stock, respectively, upon a change of control of such holder. Non-Voting Class A common stock and Non-Voting Class B common stock are convertible into Class A common stock and Class B common stock, respectively, at any time at the option of the holder, and Non-Voting Class A common stock will automatically convert into Class A common stock in connection with any transfer to anyone other than a related person of the holder following the expiration of the one-year transfer restriction. See “Description of Capital Stock.”

Immediately following the stock reclassification described above, we intend to declare a 4.75-for-1 reverse stock split of all outstanding Class A common stock, Class B common stock, Non-Voting Class A common stock and Non-Voting Class B common stock, and the Class B Threshold will be reduced to 1,044,313.

Immediately prior to this offering and after giving effect to the reclassification, the 4.75-for-1 reverse stock split and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, ten affiliates of our customers, whom we refer to as our strategic investors, collectively owned approximately 27,398,480 shares of our Class A common stock and approximately 11,742,200 shares of our Class B common stock, representing approximately 83.5% of the total voting power of our outstanding capital stock. Upon completion of this offering, our strategic investors will collectively own approximately 24,309,701 shares of our Class A common stock and 11,742,200 shares of Class B common stock, representing approximately 79.0% of the total voting power of our outstanding capital stock. See “Principal and Selling Stockholders.” These strategic investors are affiliates of Bank of America Merrill Lynch, Citi, Credit Suisse, Deutsche Bank, GETCO, Instinet, J.P. Morgan, Morgan Stanley, Tradebot Systems and WEDBUSH.

Risk Factors

Investing in our Class A common stock involves substantial risk. Please read “Risk Factors” beginning on page 17 for a discussion of certain factors you should consider in evaluating an investment in our Class A common stock. Some of these risks include:

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intense competition with a broad range of market participants in both the United States and Europe and further consolidation and alliances among our competitors, which could impair our competitive position;

•	our lack of revenue diversification, which may adversely affect our operating results and place us at a competitive disadvantage;

•	regulatory changes and changes in market structure in response to the global economic crisis, which could have a material adverse effect on our business;

•

a significant percentage of our total revenues that is generated from, and significant liquidity in our markets that is provided by, customers who are affiliates of our strategic investors, who are not contractually obligated to continue to use our services or purchase our products and who also use the services of our competitors;

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control of us by our strategic investors, who upon completion of this offering will collectively own approximately 79.0% of the total voting power of our outstanding capital stock and, to the extent that they vote similarly, will be able, by virtue of their ability to elect our board of directors, to control our policies and operations and may have interests that differ from those of other stockholders;

•	the inability to successfully integrate Chi-X Europe or realize any or all of the expected benefits associated with the acquisition;

•	dependence on third-party clearing and other service providers; and

•	potential system limitations, failures or security breaches, which could harm our business.

Conflicts of Interest

Morgan Stanley & Co. LLC, one of the underwriters, is an affiliate of one of our strategic investors, Strategic Investments I, Inc. Since such strategic investor beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Raymond James & Associates, Inc. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. See “Underwriters.”

Recent Developments

On February 22, 2012, our board of directors approved a cash dividend of $100 million in the aggregate to stockholders of record as of the close of business on the day immediately prior to the closing of this offering as a return of their capital. The dividend is conditioned upon the successful completion of this offering, and purchasers in this offering will not be entitled to the dividend.

Corporate Information

BATS Holdings, Inc. was incorporated in Delaware in June 2007. In January 2008, BATS Trading, our predecessor, and BZX became wholly-owned subsidiaries of BATS Holdings, Inc.; and in March 2008, we incorporated BATS Trading Limited as a subsidiary of BATS Holdings, Inc. In December 2008, we changed the name of BATS Holdings, Inc. to BATS Global Markets, Inc. In July 2009, we incorporated BATS Y-Exchange, Inc. as a subsidiary of BATS Global Markets, Inc. In November 2011, we acquired Chi-X Europe, and it became a wholly-owned subsidiary of BATS Global Markets, Inc. and is included in our European Equities segment.

We are headquartered in the Kansas City area with additional offices in New York and London. Our principal executive offices are located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and our telephone number is (913) 815-7000. Our website is www. batsglobalmarkets.com. Information contained on or accessible from our website is not incorporated by reference into this prospectus.

THE OFFERING

Class A common stock offered by the selling stockholders	6,296,829 shares

Common stock to be outstanding after this offering:

Class A common stock	34,063,009 shares

Class B common stock(1)	13,327,780 shares

Non-Voting Class A common stock(2)	135,578 shares

Non-Voting Class B common stock(1)(2)	119,683 shares

Total	47,646,050 shares

Over-allotment option	944,524 shares of Class A common stock from one of our selling stockholders, Lehman Brothers Holdings Inc.

Voting rights:

Class A common stock	One vote per share

Class B common stock	Two and one-half votes per share

Non-Voting Class A common stock	Only as required by applicable law

Non-Voting Class B common stock	Only as required by applicable law

Transfer restrictions:

Class A common stock sold in this offering	None

Class A common stock not sold in this offering	One year(3)

Class B common stock	Three years

Non-Voting Class A common stock	One year(3)

Non-Voting Class B common stock	Three years

See “Description of Capital Stock—Common Stock— Transfer Restrictions” for certain exceptions to the transfer restrictions.

Use of proceeds	We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders in this offering, including any shares sold by one of the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares to cover over-allotments. See “Use of Proceeds.”

Dividend policy	On February 22, 2012, our board of directors approved a cash dividend of $100 million in the aggregate to stockholders of record as of the close of business on the day immediately prior to the closing of this offering as a return of their capital. The dividend is conditioned upon the successful completion of this offering, and purchasers in this offering will not be entitled to the dividend. We currently plan to retain any future earnings for use in the operation of our business and to fund future growth; therefore, we do not currently intend to pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

BZX symbol	BATS

(1)

The Class B common stock and Non-Voting Class B common stock will automatically convert into Class A common stock in connection with any transfer, subject to certain exceptions described in “Description of Capital Stock—Common Stock—Conversion,” or upon the death of the holder. In addition, the Class B common stock and Non-Voting Class B common stock will convert into Class A common stock and Non-Voting Class A common stock, respectively, at any time that the holder thereof (together with such holder’s affiliates) owns less than 4,960,491 shares of our common stock (subject to reduction as described in “Reclassification and Reverse Stock Split”). We also have the option to convert any holder’s Class B common stock or Non-Voting Class B common stock to Class A common stock or Non-Voting Class A common stock, respectively, upon a change of control of such holder.

(2)

The Non-Voting Class A common stock and Non-Voting Class B common stock are convertible into Class A common stock and Class B common stock, respectively, at any time at the option of the holder, and the Non-Voting Class A common stock will automatically convert into Class A common stock in connection with any transfer to anyone other than a “related person” (as defined under “Description of Capital Stock—Ownership and Voting Limits on Our Common Stock”) of the holder.

(3)

Class A common stock not sold in this offering and Non-Voting Class A common stock will be subject to a restriction on transfer for one year from the completion of this offering pursuant to our amended and restated certificate of incorporation (provided that approximately 50% of our current stockholders’ Class A common stock and Non-Voting Class A common stock may be transferred 180 days from the completion of this offering to the extent such shares are not included in this offering).

Unless the context requires otherwise, all references to the number of shares of our Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock to be outstanding after this offering are based on the number of shares outstanding as of December 31, 2011, giving effect to the Chi-X Europe acquisition and our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering, as described under “Reclassification and Reverse Stock Split,” and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, but excluding:

•

2,030,604 shares of Class A common stock issuable upon the exercise of outstanding stock options, which represents stock options outstanding as of December 31, 2011 of 3,377,894 with a weighted average exercise price of $13.40 per share less the 1,347,290 stock options being exercised concurrently with this offering; and

•	an aggregate of 104,562 shares of Class A common stock reserved for future issuance under our stock option plans as of December 31, 2011.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to 944,524 additional shares of Class A common stock from one of the selling stockholders named herein in this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following summary historical and pro forma financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma financial statements and the accompanying notes, and the consolidated financial statements and the accompanying notes, in each case included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the years ended December 31, 2011, 2010 and 2009 and the statement of financial condition data as of December 31, 2011 and 2010 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary consolidated statement of financial condition data as of December 31, 2009 from our audited consolidated financial statements which are not included in this prospectus. We have derived the unaudited pro forma summary consolidated statement of operations data for the year ended December 31, 2011 from the unaudited pro forma condensed combined statement of operations and related notes included in this prospectus. The unaudited pro forma condensed combined statement of operations is intended to provide information about how the Chi-X Europe acquisition might have affected our historical statement of operations if it had been consummated as of January 1, 2011. The following unaudited pro forma condensed combined statement of operations is provided for informational purposes only and does not necessarily reflect the results of operations that would have actually resulted had the Chi-X Europe acquisition occurred as of January 1, 2011, nor should it be taken as necessarily indicative of our future results of operations.

	Year Ended December 31,
	Pro Forma 2011(2)	2011	2010	2009
	(in millions, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Transaction fees	$768.3	$695.4	$668.3	$730.1
Market data fees	55.4	55.4	46.0	50.7
Regulatory transaction fees(1)	156.4	156.4	111.0	125.0
Other	19.4	19.4	9.5	2.4

Total revenues	999.5	926.6	834.8	908.2
Cost of revenues:
Liquidity payments	610.7	566.1	541.7	618.2
Routing, clearing and other fees	76.1	76.1	82.9	86.1
Section 31 fees(1)	156.4	156.4	111.0	125.0

Total cost of revenues	843.2	798.6	735.6	829.3

Revenues less cost of revenues	156.3	128.0	99.2	78.9
Operating expenses:
Compensation and benefits	62.2	42.9	30.6	25.1
Other operating expenses	53.2	46.8	33.8	23.5

Total operating expenses	115.4	89.7	64.4	48.6
Operating income	40.9	38.3	34.8	30.3
Interest and investment income and other income	0.2	—	0.2	0.2

Income before income tax provision	41.1	38.3	35.0	30.5
Income tax provision	16.8	14.8	15.2	6.0

Net income	$24.3	$23.5	$19.8	$24.5

Earnings per share:
Basic	$1.09	$1.29	$1.11	$1.38
Diluted	$1.07	$1.26	$1.08	$1.35

	Year Ended December 31,
	Pro Forma 2011(2)	2011	2010	2009
	(in millions, except share and per share data)
Pro forma earnings per share(3):
Basic	$0.52	$0.61
Diluted	$0.51	$0.60
Weighted average common shares:
Basic	22,214,286	18,229,825	17,814,233	17,741,333
Diluted	22,729,740	18,745,279	18,303,412	18,175,746
Pro forma weighted average common shares:
Basic	46,766,918	38,378,579
Diluted	47,852,084	39,463,745

(1)

As national securities exchanges, BZX and BYX are assessed fees pursuant to Section 31 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and our national securities exchanges then pass these costs along to our members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively.

(2)

Represents the effects of the acquisition of Chi-X Europe as if the acquisition had occurred on January 1, 2011. All acquisition related costs directly attributable to the transaction, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees, of $18.8 million are reflected as pro forma adjustments to derive pro forma net income. The pro forma adjustments do not reflect any cost savings or synergies we expect to realize after we integrate Chi-X Europe’s operations. Once Chi-X Europe is fully integrated, we anticipate realizing annual cost efficiencies of approximately $8 million to $11 million as a result of savings from the consolidation of technology, operations and occupancy costs. We also expect to incur approximately $5.1 million in additional compensation and benefits expense in 2012 in connection with severance and retention payments related to Chi-X Europe employees.

(3)

Gives pro forma effect to the Chi-X Europe acquisition, our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering.

	As of December 31,
	2011	2010	2009
	(in millions)
Consolidated Statement of Financial Condition Data:
Cash and cash equivalents	$99.4	$150.0	$107.7
Short-term and financial investments	154.8	27.3	55.0
Total assets	594.9	256.5	239.0
Stockholders’ equity	446.6	198.7	172.8

Selected Operating Data

The following table presents selected operating data for our three segments: U.S. Equities, European Equities and U.S. Options for the periods presented. We launched BATS Europe, which is reported in our European Equities segment, in October 2008. The European Equities segment also includes the equity transactions that have occurred on the Chi-X Europe trading platform since December 1, 2011, following the acquisition of Chi-X Europe on November 30, 2011. We began trading in listed equity options on BZX, which is reported in our U.S. Options segment, in February 2010. The information set forth below is not necessarily indicative of our future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2011		2010		2009
	(in millions except for trading days, percentages, members/participants, latency and headcount)
U.S. Equities:
Average daily volume (ADV):
Matched shares	920.3		888.1		1,024.6
Routed shares	106.5		134.9		148.8

Total shares	1,026.8		1,023.0		1,173.4

Number of trading days	252		252		252
Net capture per one hundred touched shares(1)	$0.017		$0.014		$0.008
Market share(2)(3)	11.3%		10.2%		10.5%
European Equities:
Average daily notional value (ADNV):
Matched notional value	€2,629.4		€1,953.2		€731.0
Routed notional value	€66.2		€30.7		—
Average daily volume (ADV):
Total shares (matched and routed)	319.4		268.0		105.3
Number of trading days	257		258		257
Net capture per matched notional value(1)	0.0011%		0.0010%		0.0004%
Market share(3)	6.8	%(4)	5.5%		2.7%
U.S. Options:
Total volume:
Matched contracts	136.3		15.1		—
Routed contracts	12.0		10.0		—

Total contracts	148.3		25.1		—

Number of trading days	252		215
Net capture per touched contract(1)	$(0.010)		$0.019		—
Market share(3)	3.1%		0.5	%(5)	—
Other Data:
EBITDA(6)	$46.6		$41.2		$34.8
EBITDA margin(7)	36.4%		41.6%		44.1%
Normalized EBITDA(6)	$60.3		$42.4		$34.8

Normalized EBITDA margin(8)	47.1%		42.8%		44.1%
Pro Forma EBITDA(6)	$63.7		*		*
Pro Forma EBITDA margin(9)	49.8%		*		*
Operating income as a percentage of revenues less cost of revenues	29.9%		35.1%		38.4%
Capital expenditures	$9.6		$6.4		$5.7
Members/participants (as of period end):
BZX	384		387		382
BYX	237		202		—
U.S. Options	74		60		—
BATS Chi-X Europe	145		88		74
Up-time percentage(10)	99.940%		99.999%		99.947%
BZX latency(11)	145.2		164.4		247.0
Employee headcount	170		110		97

*	Not meaningful.
(1)	Please see the glossary for our definitions of “net capture per one hundred touched shares,” “net capture per matched notional value” and “net capture per touched contract.”
(2)	Represents our share of the U.S. equity market.
(3)	Please see the glossary for our definition of “market share.”
(4)

Represents BATS Chi-X Europe market share (11 months, from January 1, 2011 until November 30, 2011, of BATS Europe market share and the one month ended December 31, 2011 of combined BATS Chi-X Europe market share, as the Chi-X Europe acquisition was completed on November 30, 2011). Had we completed the Chi-X Europe acquisition on January 1, 2011, our combined pro forma market share for the year ended December 31, 2011 would have been 24.1%.

(5)	Represents our share of the U.S. equity options market for the period from February 26, 2010 (the date we commenced trading U.S. listed equity options) to December 31, 2010.
(6)

“EBITDA” is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before Chi-X Europe acquisition costs and initial public offering, or IPO, costs. Pro Forma EBITDA is defined as EBITDA before Chi-X Europe acquisition costs, had the Chi-X Europe acquisition been completed on January 1, 2011. EBITDA, Normalized EBITDA and Pro Forma EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA, Normalized EBITDA and Pro Forma EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA, Normalized EBITDA and Pro Forma EBITDA differently than we do. EBITDA, Normalized EBITDA and Pro Forma EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA, Normalized EBITDA and Pro Forma EBITDA:

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Net income	$23.5	$19.8	$24.5
Interest	(0.1)	(0.3)	(0.5)
Income tax provision	14.8	15.2	6.0
Depreciation and amortization	8.4	6.5	4.8

EBITDA	46.6	41.2	34.8
BATS Chi-X Europe acquisition costs	11.4	—	—
IPO costs	2.3	1.2	—

Normalized EBITDA	$60.3	$42.4	$34.8

Year Ended December 31, 2011
(in millions)
Pro forma net income	$24.3
Pro forma interest	(0.3)
Pro forma income tax provision	16.8
Pro forma depreciation and amortization	16.9
BATS Chi-X Europe acquisition costs(12)	1.1
Chi-X Europe (historical) acquisition costs(13)	4.9

Pro Forma EBITDA	$63.7

(7)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.
(8)	Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.
(9)	Pro Forma EBITDA margin represents Pro Forma EBITDA divided by pro forma revenues less pro forma cost of revenues.
(10)	“Up-time percentage” represents the portion of the time in the period shown when BZX’s quotations were immediately and automatically accessible, as defined in the rules under Regulation NMS.

(11)

BZX latency represents the average time in microseconds (one-millionth of a second) required to process customer orders during the period shown from the time they were received and read by our gateway software process assigned to a customer until the corresponding order acknowledgment or cancel message from our matching engine was received by our gateway software process and was ready to be sent back to the customer.

(12)

All acquisition related costs directly attributable to the transaction, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees, of $10.3 million are reflected as pro forma adjustments to derive pro forma net income. Expenses related to retention payments to employees of $1.1 million were not reflected in pro forma net income as these expenses are not directly attributable to the transaction.

(13)

All acquisition related costs directly attributable to the transaction, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees, of $8.5 million are reflected as pro forma adjustments to derive pro forma net income. Expenses related to retention payments to employees of $4.9 million were not reflected in pro forma net income as these expenses are not directly attributable to the transaction.

RISK FACTORS

You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our Class A common stock.

Risks Relating to Our Business

We face intense competition and compete with a broad range of market participants in both the United States and Europe. Further consolidation and alliances among our competitors could impair our competitive position.

The market for trade execution services is intensely competitive in the asset classes and geographies in which we operate. Increased competition may result in a decline in our share of trading activity and a decline in our revenues from transaction fees and market data fees, thereby adversely affecting our operating results.

In the United States, the competition among exchanges and other execution venues has become more intense with regulatory changes. The U.S. listed cash equity securities marketplace has evolved dramatically in recent years following the SEC’s adoption of Regulation NMS. We compete in the U.S. listed cash equity securities market against NYSE Euronext, NASDAQ OMX, Direct Edge, other regional exchanges and several alternative trading systems, or ATSs. Market participants now have multiple venues for the execution of orders, including national securities exchanges as well as numerous over-the-counter options, including ATSs operating “dark pools” that do not publicly display quotations, ECNs and broker-dealers who internalize orders. For example, dark pool venues compete with us by offering low cost executions and differ from lit ATSs and MTFs in the degree of transparency with respect to quotes and trades they offer and in restrictions on who may access these systems. Unlike “lit” venues that publicly display orders, dark pools do not display orders publicly or privately. In addition, while dark pools are required to publicly report trade executions, unlike lit venues that are national securities exchanges, such as BZX and BYX, those public reports do not identify the dark pool responsible for the trade execution. Hence, dark pools are less transparent than lit venues. Moreover, dark pools below a certain size have discretion to offer access on discriminatory terms, effectively blocking access to certain types of market participants. These features of dark pools can appeal to trading participants who seek to minimize the public disclosure of their trading interest or limit the types of other trading participants that can access their orders. In addition, various broker-dealers internalize their order flow or route their orders to third-party ATSs. Based on publicly available data regarding reported trades, for the year ended December 31, 2011, over-the-counter trading accounted for in excess of 30% of consolidated U.S. equity volume. If over-the-counter trading expands further, it will adversely affect our market share in the United States.

The market for execution services within listed cash equity securities in Europe has become significantly more competitive since the Market in Financial Instruments Directive, or MiFID, went into effect in 2007. MiFID created a structure for pan-European competition versus incumbent exchange monopolies throughout the European Union countries. As a result, new MTFs have emerged and have begun to capture significant market share from existing exchanges, particularly the London Stock Exchange, or LSE. Following these developments, LSE acquired a majority interest in Turquoise Global Holdings Limited, or Turquoise, an MTF that offers pan-European trading. Our major competitors in Europe, other than LSE, include NYSE Euronext, Deutsche Börse AG, or Deutsche Börse, NASDAQ OMX, SIX Swiss Exchange and Bolsas y Mercados Españoles, or BME, as well as Turquoise. Some of these competitors have themselves launched MTFs.

The market for the trading of U.S. listed equity options is also intensely competitive, with nine authorized U.S. options exchanges as of December 31, 2011 vying for market share, and is in the midst of significant change, driven primarily by recent regulatory changes. Our primary competitors in the options market are the Chicago Board Options Exchange, or CBOE, NYSE Euronext, NASDAQ OMX, International Securities Exchange Holdings, Inc., or ISE, and Boston Options Exchange Group, LLC, or BOX. Moreover, some products offered uniquely by CBOE (for example, products based on the VIX volatility index) represent products that are not traded on our platform. In addition, some of our competitors, including NYSE Euronext, NASDAQ OMX and CBOE, offer multiple trading venues for equity options that use different pricing strategies, which allow them to potentially appeal to a broader customer base.

In recent years, the securities trading industry has witnessed increased consolidation among market participants. Though many recent attempts to consolidate further have failed, additional consolidations and alliances among market participants may create larger internal liquidity pools that may attract trading volume and liquidity away from BZX, BYX and BATS Chi-X Europe and, therefore, lead to decreased revenues. In addition, consolidations or alliances among our current competitors may achieve cost reductions or other increases in efficiency, which may allow our competitors to offer lower prices or better customer service than we do. These post-merger competitors may be able to achieve efficiencies that allow them to offer lower transaction fees or other financial incentives, which may hinder our ability to stay competitive in the listed cash equity securities market and to penetrate the options market. In addition, these mergers may result in stronger competitors for us than the pre-merger entities as stand-alone businesses in other markets that we may decide to enter, such as futures and other derivative products.

If we are unable to compete successfully in this environment, our business, financial condition and operating results may be adversely affected. Also, if our share of total trading volumes decreases relative to our competitors, we may be less attractive to market participants as a source of liquidity, and we may lose additional trading volume and associated transaction fees and market data fees as a result.

We may face competition from our strategic investors.

Our strategic investors or their affiliates may already have or may acquire an ownership interest in competing businesses (including national securities exchanges, dark pools, MTFs, ATSs or ECNs). These businesses may compete with us, either in relation to existing product and service offerings or any diversification of our product and service offerings into new asset classes and/or new geographic locations. For example, certain of our strategic investors have a material interest in another MTF, Turquoise. Furthermore, many of our strategic investors operate market-making desks, dark pools, “lit” ATSs and ECNs and smart order routers, each of which potentially competes with us.

Our market data fees and transaction fees may be reduced due to declines in our market share, trading volumes or regulatory changes, and our lack of revenue diversification may adversely affect our operating results and place us at a competitive disadvantage.

We derived 43.3% and 41.6% of our revenues less cost of revenues from market data fees and net transaction fees, respectively, for the year ended December 31, 2011. Market data fees represent our share of tape fees from the U.S. tape plans based on a formula, required by Regulation NMS, which takes into account both trading and quoting activity. For purposes of calculating this percentage, we have not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. Transaction fees represent fees that we earn for trade execution on BZX (including our U.S. listed equity options market), BYX and BATS Chi-X Europe, whether a trade is executed internally on BZX, BYX or BATS Chi-X Europe or routed to another market center. Net transaction fees represent transaction fees less the liquidity payments and routing and clearing costs that we incurred to earn those transaction fees.

The occurrence of any event that reduces the amount of market data fees or transaction fees that we receive, whether as a result of fee reductions, declines in market share or trading volumes (or notional volume in the case of BATS Chi-X Europe) or regulatory changes, will have a direct negative impact on our operating results and future profitability. For example, if our market share of U.S. listed cash equities and U.S. listed equity options trading were to decline, our share of market data fees could also decline. In addition, if the amount of trading volume on BZX, BYX or BATS Chi-X Europe or notional value traded on BATS Chi-X Europe decreases, we will lose transaction fees. Moreover, market data fees could decline as a result of a reduction in the numbers of market data users, for example because of consolidation among market data subscribers or due to a decline in professional subscriptions as a result of staff reductions in the financial services industry or otherwise. For a discussion of the factors that may impact trading volumes, see “—Current economic conditions could adversely affect our business and financial condition.”

In addition, our dependence upon revenues derived solely from our transaction-based businesses may place us at a competitive disadvantage. Some of our competitors derive their revenues from more than one source as a result of more diversified product and service offerings. For example, NYSE Euronext and NASDAQ OMX realize substantial revenue from listing fees. In addition, many of our competitors also offer technology outsourcing. As a result, lower transaction fees or market data fees may impact our operating results and future profitability more significantly than our competitors’, providing them with a competitive advantage in pricing their products and services or withstanding a reduction in trading volume.

Our industry is characterized by intense price competition.

The securities trading industry is characterized by intense price competition. We may be required to adjust pricing to respond to actions by new or existing competitors, which could adversely impact operating results. We also compete with respect to the sale of value-added market data such as historical market data and a real-time last sale data feed. If we are unable to compete successfully with respect to the pricing of our services and products, our business, financial condition and operating results may be adversely affected. Furthermore, to attract market share, we offer “inverted” pricing specials from time to time in the United States and Europe that may adversely affect our profitability.

Our revenues are positively correlated with overall market volume, which can be impacted by a number of factors, including market volatility.

A significant percentage of our revenue is tied directly to the volume of securities traded on our markets. Trading volume on our markets can be influenced by a number of factors, including market volatility. In late 2008, we experienced a period of record high trading volume and volatility due to the financial crisis. Similarly, in the first quarter of 2011, we experienced a period of high trading volume and volatility due to a natural disaster affecting Japan and the escalation of conflict in the Middle East, and, in the third quarter of 2011, we experienced a period of high trading volume and volatility due to the sovereign debt crisis in Europe. More generally, the U.S. listed cash equity market has seen a decline in trading volume for the past three years, with the market ADV falling approximately 19% from 2009 to 2011. In addition, other events may affect overall market volume on a sustained basis, including Citi’s reverse stock split in the second quarter of 2011 and rule-making under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd Frank, such as the provision commonly known as the Volcker Rule that restricts banking entities from engaging in certain kinds of proprietary trading. Accordingly, we may face a decline in our trading volumes, which could lower our revenues and may adversely affect our operating results if we are unable to offset such falling volumes through increased market share or other pricing actions.

Regulatory changes and changes in market structure in response to the global economic crisis could have a material adverse effect on our business.

We operate in a highly regulated industry and are subject to extensive regulation. In recent years, the securities trading industry and, in particular, the securities markets have also been subject to significant regulatory changes. Moreover, in the past two years, the securities markets have been the subject of increasing governmental and public scrutiny in response to the global economic crisis. For example, on July 21, 2010, Dodd-Frank was enacted. Dodd-Frank introduces significant changes to financial industry regulation, although many of its provisions require the adoption of regulations by various federal agencies and departments. We expect Dodd-Frank to impact our business in significant ways, although until final rules have been adopted, it will be difficult to predict all of the effects Dodd-Frank may have on us. In addition, the SEC is considering various responses to the trading events that occurred on May 6, 2010, when the U.S. stock market experienced significant volatility. It is possible that the SEC could take actions that ultimately reduce trading volumes, which could negatively affect our business. For example, on February 18, 2011, the Joint CFTC-SEC Advisory Committee on Emerging Regulatory Issues, or the Joint Advisory Committee, released recommendations regarding regulatory responses to the market events of May 6, 2010. Among other things, the Joint Advisory Committee recommended that the SEC consider whether (i) the market would benefit by changes to maker-taker pricing practices, under which a customer posting an order, or the liquidity “maker,” is paid a rebate for an execution occurring against that order, and a customer executing against an order, or the liquidity “taker,” is charged a fee, (ii) active traders, such as high-frequency traders, should be required to pay additional trading fees and (iii) to adopt requirements to give additional trading priority to displayed prices on other markets, or a “trade-at” rule.

During the next few years, there may be significant changes in the regulatory environment in which we operate our business, although we cannot predict the nature of these changes or their impact on our business at this time. For example, the SEC published a concept release on equity market structure issues in early 2010 that could result in the SEC adopting new regulations or amending existing regulations that affect our business and the businesses of our customers. The SEC’s equity market structure concept release sought public comment regarding various issues, including co-location, high frequency trading and a potential “trade-at” rule. Co-location refers to the practice of a trading center offering market participants the opportunity to place their servers in close physical proximity to the trading center’s servers. This practice is intended to minimize network latencies between the market participant’s and the trading center’s servers. New regulations applicable to co-location could have the effect of limiting the services that we are able to offer. High frequency trading typically refers to a trading strategy that involves sending a large number of orders on a daily basis using sophisticated computer algorithms. Any new regulations that slow trading could impact high frequency trading strategies and therefore lead to a reduction in trading volumes. In addition, any new regulations that impose mandatory quoting obligations, such as a requirement to maintain quotes at or near the national best bid or offer a certain percentage of the time or limitations on the number or rate of quotation updates could increase trading risk for market participants deploying high frequency trading strategies and, consequently, lead to a reduction in trading volumes. A “trade-at” rule would prohibit any trading center from executing a trade at the national best bid or offer unless the trading center was displaying that price at the time it received the incoming order. As noted above, the Joint Advisory Committee also recommended that the SEC consider adopting a “trade-at” rule. Such a rule could limit the number of orders that we are able to execute internally on BZX or BYX. Regulatory action in any of these areas could significantly impact the competitive landscape, reduce transaction volumes or limit the services that we are able to offer. The public comment period for the concept release closed on April 21, 2010. It is not possible to predict what rules the SEC will propose based on the public comments it has received.

Over the last two years the SEC and other regulators have proposed various specific market structure changes. See “Regulation.” Actions on any of the specific regulatory issues currently under review in the United States and Europe could have a material impact on our business. In addition, the SEC has proposed a consolidated audit trail that would be operated by self-regulatory organizations, or SROs, such as BZX and BYX. The SEC estimated that the proposal would cost the industry approximately $4 billion in one-time implementation expenses and involve annual costs of approximately $2.1 billion. We believe our customers would bear the majority of these expenses through increased trading costs, and could result in lower transaction volumes.

Our customers are also highly regulated. The SEC, the Financial Services Authority, or FSA, and other regulatory authorities could impose regulatory changes that could adversely impact the ability of our customers to use our markets. Regulatory changes by the SEC, the FSA or other regulatory authorities could result in the loss of a significant number of customers or a reduction in trading activity on our markets.

The European Commission has issued a consultation paper on the review of the Markets in Financial Instruments Directive, or MiFID, and issued proposals in October 2011. The negotiation of legislation, known as MiFID 2, has begun on the basis of these proposals. This effort could result in an alteration of the MiFID structure that has encouraged competition among market centers in Europe. The results of MiFID 2 are uncertain, but could result in less competitive conditions or greater regulation that could increase our costs of operating in Europe.

The concept of a transaction tax also has been advocated by some in the United States and the European Union and has gained support from the European Parliament in the form of a non-binding resolution. In addition, in September 2011, the European Commission put forward a proposal for a financial transaction tax in the European Union from January 1, 2014. Several European Union member states, including Germany and France, have announced their support for the proposal. France has also proposed a French financial transaction tax. There is a possibility that such a tax could gain further support as an anti-speculation and deficit reduction measure, in which case it would likely raise trading costs and reduce transaction volumes.

In addition, Dodd-Frank will likely result in exchange trading and clearing of many swaps, which could give greater liquidity and accessibility to derivatives that compete with options traded on our U.S. listed equity options market. Furthermore, the SEC has proposed to cap transaction fees charged by options exchanges similar to the caps applied to equity exchanges. Transaction fee caps would limit the amount of fees that we can charge to access our liquidity and, accordingly, the payments we can make to attract liquidity.

Because we have a limited operating history, it is difficult to evaluate our business and prospects.

Our subsidiary, BATS Trading, was formed in June 2005, and live trading on our ECN began in January 2006. In addition, certain of our markets, such as our U.S. listed equity options market and BYX, only have a very short operating history. As a result, we have a limited operating history from which you can evaluate our business and our prospects. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries such as ours. These risks and difficulties include, but are not limited to, our ability to:

•	attract and retain customers;

•	expand and enhance reliable and cost-effective product and service offerings to customers;

•	respond effectively to competitive pressures;

•	diversify our sources of revenues;

•	respond to regulatory changes or demands;

•	maintain adequate control of our expenses;

•	operate, support, expand and develop our operations, website, software, communications and other systems;

•	manage growth in personnel and operations; and

•	increase awareness of our brand or market positioning.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

We are dependent on the members of our senior management team and other key personnel.

We are highly dependent upon our Chairman, President and Chief Executive Officer, Joe Ratterman. Mr. Ratterman’s talents and leadership have been, and continue to be, critical to our success. The diminution or loss of the services of Mr. Ratterman for any reason, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business.

Our success also depends largely on the efforts and abilities of the other key members of our senior management team. Many of these individuals have worked together closely since our inception in 2005.

Members of our senior management team are employees at will. Accordingly, it is possible that one or more members of our senior management team could resign to work elsewhere. Because each member of our senior management team has a different area of specialization, the departure of any one of these individuals could create a deficiency in one of the core aspects of our business, particularly given our small number of employees relative to our competitors.

We are also dependent on the efforts of our team of technology professionals, many of whom have been with us for several years, and on our ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in our industry for individuals with this level of experience or these skills is intense. Significant losses of key personnel, particularly to competitors, could make it difficult for us to compete successfully. In addition, we may be unable to attract and retain qualified management and personnel in the future, including in relation to any diversification of our product and service offerings into new asset classes and/or new geographic locations.

We do not maintain “key person” life insurance policies on any of our executive officers, managers, key employees or technical personnel. The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from those losses, could have a material adverse effect on our business, financial condition and operating results.

We may not be able to keep up with rapid technological and other competitive changes affecting our industry, and we may be unable to further diversify our business.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and regulations, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands and regulatory requirements. If our platform fails to function as expected, our business would be negatively affected. In addition, our business, financial condition and operating results may be adversely affected if we cannot successfully develop, introduce or market new services and products or if we need to adopt costly and customized technology for our services and products. Further, our failure to anticipate or respond adequately to changes in technology, customer preferences and regulatory requirements or any significant delays in product development efforts could have a material adverse effect on our business, financial condition and operating results.

In addition, we will face significant challenges as we seek to diversify our product and service offerings. We may, for example, diversify our business by competing with NYSE Euronext, NASDAQ OMX, Direct Edge and other exchanges for new asset classes and in new geographic locations and new or existing listings. We will face substantial competition from these market centers, some of which have greater brand recognition than we do and offer a broader range of services than we currently offer. Accordingly, we may not be able to increase our revenues, compete successfully by further diversifying our product and service offerings or meet regulatory requirements.

We generate a significant percentage of our total revenues from, and are provided with significant liquidity in our markets by, customers who are affiliates of our strategic investors, who are not contractually obligated to continue to use our services or purchase our products and who also use the services of our competitors.

We earn a significant percentage of our revenue from customers who are affiliates of our strategic investors. For the years 2011, 2010 and 2009, 29.4%, 31.7% and 29.8% of our total revenues, respectively, were generated by affiliates of our strategic investors. None of our strategic investors accounted for more than 10% of our total revenues during the years 2011, 2010 or 2009. In addition, affiliates of our strategic investors also provide us with liquidity for which we provide them with a rebate. For the years 2011, 2010 and 2009, 31.3%, 41.8% and 53.7% of our total cost of revenues, respectively, were generated by affiliates of our strategic investors . For the years 2011, 2010 and 2009, an affiliate of one of our strategic investors accounted for 13.2%, 31.0% and 51.0%, respectively, of total liquidity rebates paid. None of our customers is contractually or otherwise obligated to continue to use our services or purchase our products. In addition, affiliates of our strategic investors and our other customers have made, and may continue to make, investments in businesses that directly compete with us. Our customers also trade, and will continue to trade, on markets operated by our competitors. The loss of, or a significant reduction in, participation on our markets by these customers may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate Chi-X Europe, which may result in an inability to realize the anticipated benefits of the Chi-X Europe acquisition, and certain of our and Chi-X Europe’s historic customers may seek to diversify their order flow by directing their orders to other trading venues following our acquisition, which may result in lower market share than would otherwise be implied by combining historical volume numbers.

Rationalizing and coordinating our and Chi-X Europe’s operations will involve complex technological, operational and personnel-related challenges. This process will be time-consuming and expensive and may disrupt the business of the combined company. Difficulties, costs and delays could be encountered with respect to:

•	combining the companies’ operations and systems, which could lead to the combined company not achieving the synergies we anticipate;

•	transitioning Chi-X Europe to our trading platform;

•	resolving possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between us and Chi-X Europe;

•	the diversion of management’s attention from ongoing business concerns and other strategic opportunities;

•	the retention of BATS Chi-X Europe’s key employees and management;

•

the implementation of disclosure controls, internal controls and financial reporting systems at Chi-X Europe to enable the combined company to comply with the requirements of U.S. GAAP and U.S. securities laws and regulations required as a result of the combined company’s status as a reporting company under the Exchange Act;

•	the coordination of geographically separate organizations;

•	possible tax costs or inefficiencies associated with integrating the operations of the combined company;

•

possible modification of Chi-X Europe’s operating control standards in order for the combined company to comply with the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, which is required as a result of the combined company’s status as a reporting company under the Exchange Act; and

•	the retention of strategic partners and attraction of new strategic partners.

In addition, as mentioned above the concept of a transaction tax has gained support from the European Parliament in the form of a non-binding resolution and, in September 2011, the European Commission put forward a proposal for a financial transaction tax in the European Union from January 1, 2014. Several European Union member states, including Germany and France, have announced their support for the proposal. France has also proposed a French financial transaction tax. There is a possibility that such a tax could gain further support, particularly in Europe, in which case it would likely raise trading costs and reduce transaction volumes and adversely effect the combined business.

For these reasons, the combined company may not achieve the anticipated financial and strategic benefits, including cost savings from operational efficiencies and synergies, from the combination of our and Chi-X

Europe’s businesses, and any actual cost savings and synergies may be lower than we currently expect and may take a longer time to achieve than we currently anticipate. In addition, we may fail to realize any of the anticipated benefits of the combination of the two companies.

In addition, as a result of our acquisition of Chi-X Europe, certain of our and Chi-X Europe’s historic customers may seek to diversify their order flow by directing their orders to other trading venues, resulting in lower transaction revenues on a combined basis than we and Chi-X Europe might have generated as separate companies. As a result, our combined volume on a pro forma basis should not be viewed as indicative of our combined future volume.

We may have difficulty executing our growth strategy and managing our growth effectively.

We have experienced significant growth in our business since our inception in 2005 and our transition from operating an ECN, to operating national securities exchanges and an MTF. While our market share has increased, there is no guarantee this will continue in the future. Continuing to grow our business will require increased investment in our facilities, personnel and financial and management systems and controls. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our future profitability will be adversely affected. Furthermore, failure to successfully diversify into new asset classes or new geographies may adversely affect our growth strategy and our future profitability.

As part of our growth strategy, we intend to continue evaluating potential acquisition opportunities and strategic alliances. Any such transaction may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the securities trading industry, which may adversely affect our ability to find acquisition candidates or strategic partners that fit our growth strategy and our investment parameters. These transactions involve numerous risks, including, among others:

•	failure to achieve financial or operating objectives;

•	failure to successfully and timely integrate any operations, products, services or technology we may acquire or combine within a strategic alliance;

•	diversion of management’s and other key personnel’s attention;

•	failure to obtain necessary regulatory or other approvals;

•	potential loss of customers or personnel;

•	failure to obtain necessary financing on acceptable terms; or

•	acquisition-related litigation.

Failure to successfully manage any acquisition or strategic alliance we may make in the future could adversely affect our growth strategy and our future profitability. Furthermore, future acquisitions or strategic alliances may require significant resources and may result in significant unanticipated losses, costs or liabilities.

If our goodwill or intangible assets become impaired we may be required to record a significant charge to earnings.

As a result of our acquisition of Chi-X Europe on November 30, 2011, we have recorded approximately $249.4 million of goodwill and other acquired intangible assets. We assess the potential impairment of goodwill at least annually, or more frequently when events or changes in circumstances signal indicators of impairment are present. Adverse changes in economic conditions or our operations could affect the assumptions we use to calculate the fair value, which in turn could result in an impairment charge in future periods that would impact our results of operations and financial position.

The regulatory framework under which we operate and new regulatory requirements or new interpretations of existing regulatory requirements could require substantial time and resources for compliance, which could make it difficult and costly for us to operate our business.

We operate in a highly regulated industry and may be subject to regulatory actions or other legal proceedings that could lead to censures, fines or other penalties if we fail to comply with our legal and regulatory obligations. Under current U.S. federal securities laws, changes in the rules and operations of our markets, including our pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove or recommend changes to proposals that we submit. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on our business, financial condition and operating results. Moreover, the rule filing process has recently been altered by financial regulatory reform legislation. While the changes appear to reduce the inherent time delays for approval of rule changes by exchanges, the details of these changes are not fully known at this time. In addition, we must compete with ATSs that are not subject to the same SEC approval process for changes in rules and operations, including pricing.

Our European business is subject to regulatory oversight in the United Kingdom by the FSA, which through the “passporting” process provides authorization to carry on business in other EEA member states. The authorities may revoke this authorization if we do not suitably carry out our regulated business activities. The authorities are also entitled to request that we adopt measures in order to ensure that we continue to fulfill the authorities’ requirements. Any failure by us to meet these requirements or any revocation by the authorities of our authorization to carry on business in other EEA member states would materially affect our ability to operate a trading venue on a pan-European basis and could adversely affect our business, financial condition and results of operations.

We have self-regulatory obligations that may create conflicts of interests.

We have obligations to regulate and monitor activities in our markets and ensure compliance with applicable law and the rules of our markets by market participants. In the United States, the SEC has previously expressed concern about potential conflicts of interest of “for-profit” exchanges performing the role of an SRO that must oversee and surveil members of the exchange that are also crucial to the exchange’s economic success. For example, we are responsible for identifying possible violations of the securities laws by our members and taking regulatory action against those members if such violations are confirmed. We could be conflicted in pursuing such regulatory actions against our customers because to do so could result in a loss of trading volumes on our markets. Any failure by us to diligently and fairly regulate our markets or to otherwise fulfill our regulatory obligations could significantly harm our reputation, prompt SEC scrutiny and adversely affect our business.

We depend on third-party service providers for certain services that are important to our business. An interruption or cessation of such service by any third party could have a material adverse effect on our business.

We depend on a number of service providers, including but not limited to banking and clearing organizations such as the National Securities Clearing Corporation, or NSCC, and The Options Clearing Corporation, or OCC, and its member clearing firms; the European Multilateral Clearing Facility N.V., or EMCF, the LCH.Clearnet Group, European Central Counterparty Limited, or EuroCCP, SIX x-clear AG, or x-clear; data center providers such as Savvis, Inc., which hosts our primary data center in the United States; the Consolidated Tape Association and the Options Price Reporting Authority, LLC, or OPRA; and various vendors of communications and networking products and services.

We also rely on third-party broker-dealers for routing and clearing services in certain circumstances. Specifically, we may route an order from a customer away from our markets to another trading venue if there is insufficient liquidity on our markets to match the order and/or if the customer is utilizing one of our smart-order routing strategies. We may use a third-party broker-dealer to establish backup connectivity to another exchange in the event that our connection to such exchange fails, because we do not have a direct connection to such exchange or to take advantage of tiered pricing rates at such exchange. Once we (or such third-party) fill an order on another market, the executed trade is sent to a clearing broker to match the details of the trade with the clearing broker for the other party to the trade. We rely on Bank of America Merrill Lynch, Citi, Morgan Stanley, Wedbush Securities and affiliates of Citi, Morgan Stanley, Credit Suisse and Lime Brokerage, each of which is an affiliate of one of our strategic investors, to route orders that are not routed directly by us and to clear certain trades routed to other markets.

We cannot assure you that any of these providers will be able to continue to provide these services in an efficient manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation of an important service by any third party and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse impact on our business, financial condition and operating results. In addition, we currently rely on CBOE to perform certain regulatory functions on our behalf pursuant to a regulatory services agreement, or RSA, which we entered into in 2011. Prior to entering into an RSA with CBOE, we maintained an RSA for these same services with FINRA. In conjunction with the transition to the CBOE RSA, FINRA continues to provide some services to us under the former RSA, such as completing examinations and investigations that were in process when we executed an RSA with CBOE. Under both RSAs, we maintain ultimate responsibility for the regulatory activities.

Financial or other problems experienced by third parties could have an adverse effect on our business.

We are exposed to credit risk from third parties, including customers, clearing agents and counterparties. For example, we are exposed to credit risk for transaction fees we bill to customers on a monthly basis in arrears. Our customers and other third parties may default on their obligations to us due to lack of liquidity, operational failure, bankruptcy or other reasons.

In addition, with respect to orders BATS Trading routes to other markets for execution on behalf of our customers, BATS Trading is exposed to some counterparty credit risk in the case of failure to perform on the part of our clearing firms, Wedbush Securities or Morgan Stanley. Wedbush Securities and Morgan Stanley guarantee trades until one day after the trade date, after which time NSCC provides a guarantee. Thus, BATS Trading is potentially exposed to credit risk to the counterparty to a trade routed to another market center between the trade date and one day after the trade date in the event that Wedbush Securities or Morgan Stanley fails to perform. Similarly, with respect to orders in U.S. listed equity options, we route orders for execution to other national securities exchanges through either BATS Trading or through affiliates of Bank of America Merrill Lynch and Citi, as discussed above. For orders in U.S. listed equity options routed through Bank of America Merrill Lynch or Citi and executed on another national securities exchange, BATS Trading has counterparty credit risk exposure to Bank of America Merrill Lynch or Citi until a trade settles (generally one day after the trade date). For orders in U.S. listed equity options routed directly by BATS Trading to, and executed on, another national securities exchange, BATS Trading also has counterparty credit exposure to Bank of America Merrill Lynch, which acts as BATS Trading’s options clearing firm on such transactions.

Our exposure to credit risk may be further impacted by volatile securities markets that may affect the ability of our customers and other third parties to satisfy their contractual obligations to us. Moreover, we may not be successful in managing our credit risk through reporting and control procedures or by maintaining credit standards. Any losses arising from such defaults or other credit losses could adversely affect our financial condition and operating results.

We may be required to assume ownership of a position in securities in connection with our order routing service, which could subject us to trading losses when we dispose of that position.

We offer a smart-order routing service through our broker-dealer subsidiary, BATS Trading, which provides our customers with access to other market centers when we route their orders to those market centers for execution. In connection with this service, however, we may assume ownership of a position in securities. This may occur, for example, when a market center to which we have routed a customer’s order experiences systems problems and is unable to determine the status of that order. When this happens, we may make a business decision to provide a cancellation notice to our customer, relieving our customer of any liability with respect to the order. We may be informed later, however, that the order was executed at the market center to which we routed it, in which case BATS Trading would be required to take ownership of that securities position. Our clearing broker, Wedbush Securities, maintains an error account on behalf of BATS Trading into which such positions settle, and we require Wedbush Securities to trade out of those positions as expeditiously as possible, which could result in our incurring trading losses.

Current economic conditions could adversely affect our business and financial condition.

Our business performance is impacted by a number of factors, including general economic conditions and other factors that are generally beyond our control. Although market conditions have improved recently, a long-term continuation of challenging economic conditions is likely to negatively impact our business. Poor economic conditions may result in a decline in trading volume and a reduction in the demand for our products and could affect the ability of our customers to meet their obligations to us.

Trading volume is directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading, the level and volatility of interest rates, inflation, changes in price levels of securities and the overall level of investor confidence. In recent years, trading volumes across our markets have fluctuated significantly depending on market conditions and other factors beyond our control. In addition, trading volume in a particular stock could be negatively impacted by a significant reverse stock split which materially reduces the number of shares of such stock in the market. It is not possible to accurately forecast volatility or trading volumes. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our markets, it is possible that a general decline in trading volumes could lower revenues and may adversely affect our operating results if we are unable to offset falling volumes through increased market share or other pricing actions. In particular, overall market volume for our U.S. Equities segment decreased in 2011 from 2010, as well as in 2010 from 2009, as a result of the uncertain economic climate, reduced volumes and decreased volatility.

In Europe, countries such as Portugal, Ireland, Italy, Greece and Spain have been particularly affected by the recent financial and economic conditions. The European Union, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries. We cannot predict with any certainty whether these packages or other rescue plans will be successful or the effect that they may have on our business, results of operations, cash flows and financial condition.

Fluctuations in our quarterly operating results may negatively affect the market price of our Class A common stock.

Our business experiences seasonal fluctuations, reflecting reduced trading activity generally during the third quarter of each year and during the last month of the year. In addition, the financial services industry is risky and unpredictable and is directly affected by many national and international factors beyond our control, including:

•	economic, political and geopolitical market conditions;

•	natural disasters, terrorism, war or other catastrophes;

•	broad trends in industry and finance;

•	changes in price levels and volatility in the stock markets;

•	the level and volatility of interest rates;

•	changes in government monetary or tax policy;

•	other legislative and regulatory changes;

•	the perceived attractiveness of the U.S. or European capital markets; and

•	inflation.

Any one of these factors could have a material adverse effect on our business, financial condition and operating results by causing a substantial decline in the financial services markets and reducing trading volumes. As a result, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our Class A common stock may be adversely affected.

System limitations, failures or security breaches could harm our business.

Our business depends on the integrity and performance of our computer and communications systems. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in trading outages, lower trading volumes, financial losses, decreased customer service and satisfaction and regulatory sanctions. Our markets have experienced occasional systems failures and delays in the past and could experience future systems failures and delays. For example, in December 2011, we experienced a hardware failure resulting in an outage at our primary data center in Slough, England, which lasted for nearly half the trading day. As a result of the outage, we ceased trading until the following day. To minimize the likelihood of this occurring in the future, we have worked closely with the vendor of the system component that caused the outage to ensure that the latest software is and will continue to be deployed on this system component. In addition, we have enhanced our London-based disaster recovery site to provide a live backup site for both BATS Europe and Chi-X Europe should a severe system failure occur in the future. There can be no assurance that these measures will prevent future outages.

Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage or terrorism, computer viruses, unauthorized access, intentional acts of vandalism and similar events. Persons who circumvent security measures could wrongfully access and use our information or our customers’ information or cause interruptions or malfunctions in our operations. Although we currently maintain and expect to maintain security measures designed to protect the integrity of our systems, multiple computer facilities designed to provide redundancy and back-up to reduce the risk of system disruptions and facilities expected to maintain service during a system disruption, such security measures, systems and facilities may prove inadequate. Any breach in security or system failure that allows unauthorized access, causes an interruption in service or decreases the responsiveness of our systems could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

The occurrence or perception of unauthorized disclosure of confidential information could harm our business.

In the course of our business, we receive, process, transmit and store confidential information. Our treatment of such information is subject to contractual restrictions. While we take measures to protect against unauthorized access to such information, these measures may be inadequate, and any failure on our part to protect this information may subject us to contractual liability and damages, loss of business, penalties and unfavorable publicity. Even the mere perception of a security breach or inadvertent disclosure of confidential information could harm our reputation. The occurrence of any of these events could have an adverse effect on our business.

Our inability to protect our intellectual property rights and claims by others that we infringe their intellectual property rights could adversely affect our business.

To protect our intellectual property rights, we rely on a combination of trademark and copyright laws in the United States and similar laws in other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, customers and others. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, and any application for registration of such rights could be denied. We may be unable to detect the unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. Failure to protect our intellectual property adequately could harm our brand and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, financial condition and operating results. Further, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our intellectual property and proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position.

Although we have filed three patent applications in the United States, we do not anticipate relying upon patents as a primary means of protecting our rights in our intellectual property. In any event, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties.

Finally, third parties may claim that we or customers indemnified by us are infringing upon their intellectual property rights. Even if we believe that such claims are without merit, they can be time-consuming and costly to defend and divert management resources and attention. Successful claims of intellectual property infringement also might require us to redesign infringing technology, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from using infringing technology. If we are found to be infringing and cannot, or do not, license the infringed technology on reasonable pricing terms or at all, or substitute similar technology from another source, our business, financial condition and results of operations could be adversely impacted.

We are currently a defendant in a patent infringement action brought by Realtime Data, LLC d/b/a IXO, which we refer to as Realtime. Realtime alleged in three complaints that we, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. The complaint seeks declaratory and injunctive relief or, in the alternative, a compulsory ongoing licensing fee, as well as unspecified damages for past and future infringement, attorneys’ fees, costs and expenses. Further, several of the defendant financial data providers are our members whom we have indemnified against any damages resulting from this action. While we believe the claims against us and such members are without merit and intend to vigorously defend this litigation, there can be no assurance that we will be successful, and any adverse outcome could adversely affect our business.

Our use of open source software code may subject our software to general release or require us to re-engineer our software, which could harm our business.

We have used open source software code to create our proprietary software for use in our business. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. In addition, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available on unfavorable terms or at no cost. Open source license terms may be ambiguous, and many of the risks associated with usage of open source software cannot be eliminated. We believe that our use of open source software is in compliance with the relevant open source software licenses and does not require disclosure of any of our source code. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer or discontinue use of our software or take other remedial action.

We are subject to risks relating to litigation, potential securities law liability and other liability.

Many aspects of our business potentially involve substantial liability risks. For example, SROs such as BZX and BYX are required by federal law to perform a variety of functions that would otherwise be performed by a governmental agency. As such, and similar to sovereign immunity accorded to governments, U.S. federal courts have held that SROs are immune from civil damages for conduct undertaken as part of their statutorily delegated adjudicatory, regulatory and prosecutorial authority. This immunity, however, only covers certain of our activities in the United States, and we could be exposed to liability under national and local laws, court decisions and rules and regulations promulgated by regulatory agencies.

Furthermore, in the United States, we are subject to oversight by the SEC. As a result, we could be subject to investigations and judicial or administrative proceedings that result in substantial penalties if we were found to be out of compliance with our obligations under the federal securities laws. Any such liability or penalties could have a material adverse effect on our business.

We have from time to time received inquiries and investigative requests from the SEC’s Office of Compliance Inspections and Examinations as well as the SEC’s Division of Enforcement seeking information about our and our members’ compliance with the federal securities laws. We recently received a written request from the SEC’s Division of Enforcement seeking documents and information related to the development, modification and use of order types, and our communications with certain market participants (including certain of our members affiliated with certain of our stockholders and directors) regarding the development, modification and use of order types; our information technology systems; and trading strategies. The investigation is in the early stages and we are cooperating with the staff.

An investigation, inquiry or related publicity could impair our reputation and damage our brand name, particularly with our members and other market participants. This could result in a decrease of our share of total trading volumes relative to our competitors, which may make us less attractive to market participants as a source of liquidity and cause us to lose additional trading volume and associated fees, which would adversely affect our business, reputation, financial condition and operating results.

Our European business is subject to regulatory oversight in the United Kingdom by the FSA, which through the “passporting” process provides authorization to carry on business in other EEA member states. In addition, our operations are regulated at the European Union level. If a regulatory authority makes a finding of non-compliance, conditional fines could be imposed, and our licenses could be revoked. Any such fine or revocation of a license could have a material adverse effect on our business. In addition, we face increased litigation risk as a result of the Chi-X Europe acquisition.

Failures in our compliance systems could subject us to significant legal and regulatory costs. Furthermore, if our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. These systems and procedures may not be fully effective. We face the risk of intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of actual or alleged non-compliance with regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, which can be substantial. In the past, the SEC has brought actions against exchange operators for failing to fulfill their obligations to have an effective regulatory system. Any failure to comply with applicable laws and rules could adversely affect our business, reputation, financial condition and operating results and, in extreme cases, our ability to conduct our business or portions thereof.

Additionally, we have adopted policies and procedures to identify, monitor and manage our risks. These policies and procedures, however, may not be fully effective. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected.

In 2009, we identified a material weakness in our internal control over financial reporting which has now been remediated. Our business may be adversely affected if we fail to maintain effective controls over financial reporting in the future.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

In 2009, we identified material weaknesses in internal controls related to financial reporting and accounting for stock compensation. Remediation efforts to enhance our internal controls related to financial reporting and accounting for stock compensation have been completed. We have restated our 2009 consolidated financial statements, and the controls we implemented to address the material weaknesses were determined to be effective by our management as of December 31, 2010 and 2011. We face the risk, however, that, notwithstanding our efforts to identify and remedy the material weakness in our internal control over financial reporting, we may discover other material weaknesses in the future. Failure to maintain an effective internal control environment could result in our not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial information pursuant to the reporting obligations we will have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. Further, it could cause our investors to lose confidence in the financial information we report, which could adversely affect the price of our Class A common stock.

Damage to our reputation could have a material adverse effect on our business.

We believe one of our competitive strengths is our strong reputation. Various issues may give rise to reputational risk, including issues relating to:

•	the representation of our business in the media;

•	the quality of our products, including the reliability of our transaction-based business, and the accuracy of our market data;

•	the ability to execute our business plan, key initiatives or new business ventures and the ability to keep up with changing customer demands and regulatory initiatives;

•	the accuracy of our financial statements and other financial and statistical information;

•	the quality of our corporate governance structure;

•	the quality of our disclosure controls or internal controls over financial reporting, including any failures in supervision;

•	security breaches, including any unauthorized delivery of proprietary data to third parties;

•	management of our outsourcing relationships, including our relationships with CBOE and FINRA;

•	any misconduct or fraudulent activity by our employees or other persons formerly or currently associated with us; and

•	any negative publicity surrounding our listed companies.

Damage to our reputation could cause a reduction in the trading volume on our exchanges or cause us to lose customers. This, in turn, may have a material adverse effect on our business, financial condition and operating results.

Because we have operations in Europe, we are exposed to currency risk.

We have operations in the United States, the United Kingdom and continental Europe, and as a result of our acquisition of Chi-X Europe, we have significantly increased our presence in Europe. We therefore have significant exposure to exchange rate movements between the British pound, the Euro and the U.S. dollar, and as a result of the completion of the Chi-X Europe acquisition, this currency risk exposure has increased. Significant inflation or changes in foreign exchange rates with respect to one or more of these currencies could occur as a result of general economic conditions, acts of war or terrorism, changes in governmental monetary or tax policy or changes in local interest rates. These exchange rate differences will affect the translation of our non-U.S. results of operations and financial condition into U.S. dollars as part of our consolidated financial statements.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and BZX listing requirements. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. Our management will be required to report on the effectiveness of our internal control over financial reporting and our independent registered public accounting firm will be required to attest to such internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Risks Relating to an Investment in Our Class A Common Stock

Volatility in our stock price could adversely affect your investment in our Class A common stock.

There has not been a public market for our Class A common stock prior to this offering. We cannot predict the extent to which a trading market for our Class A common stock will develop or how liquid that market might become. If you purchase shares of Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between us, the underwriters and the selling stockholders. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Broad market and industry factors may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	conditions or trends in our industry, including trading volumes, regulatory changes or changes in the securities marketplace;

•	changes in the market valuations of other companies operating in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	additions or departures of key personnel; and

•

sales of our Class A common stock, including sales of our Class A common stock by our directors and officers, our strategic investors or the estate of Lehman Brothers Holdings Inc., including upon conversion of any Class B common stock, Non-Voting Class A common stock or Non-Voting Class B common stock following the expiration of the applicable transfer restrictions or the occurrence of other limited circumstances.

We will be controlled by our strategic investors, whose interests may differ from those of other stockholders.

Upon completion of this offering, our strategic investors will collectively own approximately 24,309,701 shares of our Class A common stock and 11,742,200 shares of Class B common stock, representing approximately 79.0% of the total voting power of our outstanding capital stock. See “Principal and Selling Stockholders.” We are not a party to any voting agreement with any of our stockholders, other than the Investor Rights Agreement dated as of May 13, 2010 among us and our stockholders (which, pursuant to its terms, will terminate upon consummation of this offering except for the registration rights contained therein), which we refer to as the Investor Rights Agreement, and we are not aware of any other voting agreements among our strategic investors; however, they may enter into voting agreements in the future or otherwise vote in a similar manner. To the extent that all of these strategic investors vote similarly, they will be able, by virtue of their ability to elect our board of directors, to control our policies and operations, including, without limitation, the determination of our strategic plans, appointment of management, future issuances of our common stock or other securities, the payments of dividends on our common stock, entering into extraordinary transactions and the approval of major financing decisions, and their interests may not in all cases be aligned with your interests. This concentrated control will limit your ability to influence corporate matters. As a result, the market price of our Class A common stock could be adversely affected.

Affiliates of our strategic investors are also significant customers. See “Certain Relationships and Related Transactions.” As a result, the interests of these investors could conflict with your interests as holders of our Class A common stock in a number of ways. For example:

•

you may disagree with the structure and timing of future transfers by these stockholders of all or any portion of their ownership interests in us. The actual or potential sale by these stockholders of their holdings of our Class A common stock either directly or upon conversion of Non-Voting Class A common stock, Class B common stock or Non-Voting Class B common stock held by them could cause the market price of our stock to decline significantly;

•

these stockholders may have or acquire an ownership interest in competing businesses (including national securities exchanges, MTFs or ECNs) and they may make decisions that favor the competing enterprise over our company; and

•

many of these stockholders, as affiliates of our customers, have an incentive to favor commercial terms that may not be advantageous to us, such as lower “taker fees” and higher “maker” rebates on BZX.

Accordingly, our strategic investors may have different business objectives, any of which could adversely impact the market value of your shares of Class A common stock.

Certain affiliates of our strategic investors are underwriters of this offering, and certain affiliates of the underwriters of this offering are also selling stockholders and, therefore, have interests in this offering beyond customary underwriting discounts and commissions.

Each of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Wedbush Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., who are underwriters of this offering, is an affiliate of one of our strategic investors. Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (e.g., to maximize the value of their investment) and their respective interests as underwriters (e.g., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that may seek to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions. See “Certain Relationships and Related Transactions—Underwriters.” Morgan Stanley & Co. LLC, one of the underwriters, is an affiliate of one of our strategic investors, Strategic Investments I, Inc. Since such strategic investor beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Raymond James & Associates, Inc. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. Although the qualified independent underwriter has participated in the preparation of the prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest. See “Underwriters.”

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our Class A common stock, then our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our markets. If no analyst elects to cover us and publish research or reports about us, the market for our Class A common stock could be severely limited, and our stock price could be adversely affected. In addition, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us adversely changes their recommendations regarding our Class A common stock, our stock price could decline. In addition, SEC rules may make it impractical for analysts associated with some of our strategic investors to cover us.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our Class A common stock, or the possibility of such sales, may adversely affect the market price of our Class A common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate. See “Shares Eligible for Future Sale” for a discussion of possible future sales of Class A common stock.

Upon completion of this offering, there will be 34,063,009 shares of Class A common stock, 135,578 shares of Non-Voting Class A common stock, 13,327,780 shares of Class B common stock and 119,683 shares of Non-Voting Class B common stock outstanding. Each share of Class B common stock and Non-Voting Class B common stock will automatically convert into one share of Class A common stock in connection with any transfer, whether or not for value, following the expiration of the three-year restriction on transfer, except for certain transfers described in “Description of Capital Stock—Common Stock—Conversion.” Each share of Non-Voting Class A common stock will automatically convert into one share of Class A common stock in connection with any transfer to anyone other than a “related person” (as defined under “Description of Capital Stock—Ownership and Voting Limits on Our Common Stock”) of the holder, whether or not for value, following the expiration of the 180-day or one-year restriction on transfer. Of these shares, 27,766,180 will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act, after one year. See “Shares Eligible for Future Sale.”

In addition to outstanding shares eligible for sale, upon consummation of this offering approximately 2,030,604 shares of our Class A common stock will be issuable upon exercise under currently outstanding stock options granted to several executive officers and employees under our incentive plans. Such shares of Class A common stock will also be subject to a transfer restriction that expires one year from the completion of this offering.

Additionally, the Investor Rights Agreement provides for certain registration rights, including demand registration rights. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Upon completion of this offering, our strategic investors will collectively own approximately 24,309,701 shares of our Class A common stock and 11,742,200 shares of Class B common stock, representing approximately 79.0% of the total voting power of our outstanding capital stock. See “Principal and Selling Stockholders.”

Your ownership of our company may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, in connection with strategic transactions or pursuant to stock options or other equity compensation awards.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of existing stockholders. In addition, as of December 31, 2011, after giving effect to the reclassification, reverse stock split and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, 2,030,604 shares of Class A common stock were issuable upon the exercise of outstanding stock options, and an aggregate of 104,562 shares of Class A common stock were reserved for future issuance under our stock option plans. Following this offering, our board of directors will have the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of preferred stock or Class A common stock (except shares of Class A common stock reserved for issuance upon conversion of our Non-Voting Class A common stock, Class B common stock or Non-Voting Class B common stock), including pursuant to stock options or other equity compensation awards. Following our reclassification and 4.75-for-1 reverse stock split, 10,000,000 shares of preferred stock and 125,000,000 shares of Class A common stock will be authorized and unissued under our amended and restated certificate of incorporation. Future issuances of preferred stock or Class A common stock would reduce your influence over matters on which stockholders vote and would be dilutive to earnings per share. In addition, any newly issued preferred stock could have rights, preferences and privileges senior to those of our common stock. Those rights, preferences and privileges could include, among other things, the establishment of dividends that must be paid prior to declaring or paying dividends or other distributions to holders of our common stock, greater or preferential liquidation rights, which could negatively affect the rights of holders of our common stock and the right to convert such preferred stock into shares of our Class A common stock at a rate or price which would have a dilutive effect on the outstanding shares of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our Class A common stock.

Our organizational documents will contain provisions that may have the effect of discouraging or delaying a change in control of us or unsolicited acquisition proposals that a stockholder might consider favorable. These provisions generally include:

•

the dual class common stock structure of our voting stock. As a result of this structure our strategic investors have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial;

•

voting and ownership limitations. Our amended and restated certificate of incorporation prohibits any person from owning greater than 40% of any class of our capital stock, prohibits exchange members from owning greater than 20% of any class of our capital stock and prohibits all persons from exercising a greater than 20% voting power of our issued and outstanding capital stock, in each case subject to certain conditions and exceptions;

•	advance notice requirements for stockholder proposals and director nominations;

•	the inability of stockholders to call special meetings;

•	the ability of our board of directors to make, alter or repeal our bylaws; and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval. Any series of preferred stock is likely to be senior to our Class A common stock with respect to dividends, liquidation rights and, possibly, voting rights.

Moreover, once holders of Class B common stock have less than 50% of the voting power of our issued and outstanding capital stock, (i) stockholders will not be permitted to act by written consent, (ii) supermajority voting requirements for amendment of our governing documents will become effective and (iii) the “business combination” provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, will apply to us. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our board of directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Class A common stock in an acquisition. See “Description of Capital Stock—Certain Provisions in Our Amended and Restated Certificate of Incorporation and Bylaws” for a discussion of these provisions.

We do not currently intend to pay dividends on our common stock.

Except for a cash dividend of $100 million in the aggregate to stockholders on record as of the close of business on the day immediately prior to the closing of this offering that was approved by our board of directors on February 22, 2012, we do not currently intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth. Any future determination to pay dividends will be at the discretion of our board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

CHI-X EUROPE ACQUISITION

Acquisition Agreement

On November 30, 2011, we acquired 100% of the outstanding stock of Chi-X Europe, for which Chi-X Europe’s shareholders received, in the aggregate, approximately 4.4 million newly issued shares of our common stock (consisting of 4,177,853 shares of our Voting Common Stock and 189,500 shares of our Non-Voting Common Stock) and approximately $32.3 million in cash. The 4.4 million newly issued shares represented 19.5% of our outstanding shares as of December 31, 2011 (before giving effect to this offering and the related reclassification, 4.75-for-1 reverse stock split and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering). In addition, pursuant to the acquisition agreement, a contingent cash payment of $30 million or $65 million may be due to Chi-X Europe’s shareholders in the fourth quarter of 2012 if one of the following market-share benchmarks is met in the six-month period beginning on June 1, 2012: (1) a benchmark market share of less than 22% (which would result in no contingent consideration payment) or (2) a benchmark market share (calculated as our combined company’s matched market share in all of the securities included in 21 European indices plus certain additional securities set forth in the acquisition agreement) of at least 22% but less than 25% (which would result in a $30 million payment) or (3) a benchmark market share of 25% or more (which would result in a $65 million payment). For the month ended December 31, 2011, BATS Chi-X Europe had an approximately 25.9% of benchmark market share.

As of the November 30, 2011 acquisition date, Chi-X Europe’s assets, liabilities and operations, including amortization and depreciation expenses, are reported under our European Equities segment. As a result of the acquisition, we recorded goodwill of $187.1 million that will be assessed annually in the fourth quarter for impairment under ASC 350—Intangibles—Goodwill and Other. We also recorded $62.3 million in identifiable intangible assets, which will result in approximately $6.6 million in amortization expense in 2012. In addition, we recorded the fair value of the liability for the contingent consideration of up to $65 million to be paid to the former owners of Chi-X Europe discussed above if certain criteria are met during 2012. The fair value of the liability for the contingent consideration will be reassessed each reporting period, and any change in the liability will be recorded in our results of operations. During 2011, we recorded a $300,000 charge related to changes to fair value of contingent consideration. In addition, we incurred acquisition related costs of approximately $11.4 million in 2011.

Strategic Rationale

We believe that our combination with Chi-X Europe will further our position as a leading transatlantic exchange operator and will solidify us as a preeminent pan-European trading venue. We expect to benefit from synergies as a result of the acquisition, including the transition of Chi-X Europe to our trading platform, which we expect to be completed during the second quarter of 2012. We believe the combination will improve our competitive position, enhance our profitability through scale and cost efficiencies and provide us additional opportunities to influence European market structure developments for the benefit of our customers. Once Chi-X Europe is fully integrated, we anticipate realizing annual cost efficiencies of approximately $8 million to $11 million as a result of savings from the consolidation of technology, operations and occupancy costs. We also expect to incur approximately $5.1 million in additional compensation and benefits expense in 2012 in connection with severance and retention payments related to Chi-X Europe employees.

Overview of Chi-X Europe

Chi-X Europe is headquartered in London. For the eleven months ended November 30, 2011, it operated the largest pan-European MTF with an 18.4% share of European trading in the securities available for trading on Chi-X Europe. Chi-X Europe currently offers trading in listed cash equity securities within 25 indices across 15 national European markets, as well as ETFs, exchange-traded commodities and international depositary receipts, through two order books operated on a single platform. Chi-X Europe’s order books include a visible order book similar to BATS Europe and Chi-Delta and a stand-alone order book for non-displayed order matching or “dark pool,” which meets the needs of customers who wish to minimize the market impact of their orders. In March 2011, Chi-X Europe announced that it had created an alliance with Russell Investments to launch a new series of European indices. The new series will be constructed using Russell Investments’ index methodology and Chi-X Europe’s transaction prices as the primary underlying data source. We currently intend to list futures and options contracts on the indices in the future as well as encourage the issuance of ETFs based upon the indices.

UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

The following unaudited selected pro forma financial data and explanatory notes are intended to provide information about how the Chi-X Europe acquisition might have affected our historical consolidated statement of operations if it had been consummated as of January 1, 2011. An unaudited pro forma statement of financial condition as of December 31, 2011 is not presented, as Chi-X Europe’s statement of financial condition, including related acquisition adjustments, has already been included in our consolidated statement of financial condition and accompanying notes as of December 31, 2011 included elsewhere in this prospectus.

The following unaudited pro forma condensed financial data is provided for informational purposes only and does not necessarily reflect our results of operations or financial position had the acquisition occurred as of the date indicated, nor should they be taken as necessarily indicative of our future results of operation or financial position. The following unaudited pro forma condensed financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of

Operations For the Year Ended December 31, 2011 (under U.S. GAAP)

	BATS Global Markets, Inc. (Historical)	Chi-X Europe Limited (Historical)(1)	Pro Forma Adjustments(2)		BATS Global Markets, Inc. Pro Forma
	(in millions, except share and per share data)
Revenues:
Transaction fees	$695.4	$72.9	$—		$768.3
Market data fees	55.4	—	—		55.4
Regulatory transaction fees(3)	156.4	—	—		156.4
Other	19.4	—	—		19.4

Total revenues	926.6	72.9	—		999.5
Cost of revenues:
Liquidity payments	566.1	44.6	—		610.7
Routing and clearing	76.0	—	—		76.0
Section 31 fees(3)	156.4	—	—		156.4
Other	0.1	—	—		0.1

Total cost of revenues	798.6	44.6	—		843.2

Revenues less cost of revenues	128.0	28.3	—		156.3
Operating expenses:
Compensation and benefits	42.9	19.3	—		62.2
Depreciation and amortization	8.4	1.9	6.6	(4)	16.9
General and administrative	38.4	16.7	(18.8	)(5)	36.3

Total operating expenses	89.7	37.9	(12.2)		115.4

Operating income (loss)	38.3	(9.6)	12.2		40.9
Interest and investment income	0.1	0.3	(0.1	)(6)	0.3
Other expense	(0.1)	—	—		(0.1)

Income (loss) before income tax provision	38.3	(9.3)	12.1		41.1
Income tax provision (benefit)	14.8	—	2.0	(7)	16.8

Net income (loss)	$23.5	$(9.3)	$10.1		$24.3

Earnings per share:
Basic	$1.29		*		$1.09
Diluted	$1.26		*		$1.07
Pro forma earnings per share(9):
Basic	$0.61		*		$0.52
Diluted	$0.60		*		$0.51

	BATS Global Markets, Inc. (Historical)	Chi-X Europe Limited (Historical)(1)	Pro Forma Adjustments(2)		BATS Global Markets, Inc. Pro Forma
	(in millions, except share and per share data)
Weighted average common shares:
Basic	18,229,825		—	(8)	22,214,286
Diluted	18,745,279		—	(8)	22,729,740
Pro forma weighted average common shares:
Basic	38,378,579		—	(8)	46,766,918
Diluted	39,463,745		—	(8)	47,852,084

*	Not meaningful.
(1)

Reflects the historical results of operations and financial condition of Chi-X Europe reconciled to U.S. GAAP from International Financial Reporting Standards, or IFRS, and converted from British pounds to U.S. dollars. See “Statement of Operations—Reconciliation from International Financial Reporting Standards to U.S. GAAP and Conversion from British Pound to U.S. Dollar For the Period From January 1, 2011 through November 30, 2011.”

(2)

Represents the effects of the acquisition of Chi-X Europe as if the acquisition had occurred on January 1, 2011. The pro forma adjustments also do not reflect any cost savings or synergies we expect to realize after we integrate Chi-X Europe’s operations. Once Chi-X Europe is fully integrated, we anticipate realizing annual cost efficiencies of approximately $8 million to $11 million as a result of savings from the consolidation of technology, operations and occupancy costs. We also expect to incur approximately $5.1 million in additional compensation and benefits expense in 2012 in connection with severance and retention payments related to Chi-X Europe employees.

(3)

As national securities exchanges, BZX and BYX are assessed fees pursuant to Section 31 of the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and our national securities exchanges then pass these costs along to our members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively.

(4)

Represents annual amortization of identifiable intangible assets as a result of the purchase of Chi-X Europe. Amortization of identifiable intangible assets is based on the discounted cash flow method applied over the respective useful lives of the acquired intangible assets, except the license and registration, which we have determined to have an indefinite life. The discounted cash flow method for the customer relationship and trade name assets will result in a decrease in amortization expense over their respective useful lives to match the economic benefit expected from these assets. The discounted cash flow method for the strategic alliance agreement will result in an increase in amortization expense over its useful life to match the economic benefit expected from this agreement.

(5)

Represents all acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees, of $10.3 million and $8.5 million for us and Chi-X Europe, respectively, for the year ended December 31, 2011. Expenses related to retention payments to employees of $1.1 million and $4.9 million for us and Chi-X Europe, respectively, were not reflected in the pro forma adjustments as these expenses are not directly attributable to the transaction.

(6)	Eliminates interest income earned on cash used in the acquisition of Chi-X Europe.
(7)

Represents the tax provision of the transaction-related expenses, net of the tax benefits from the amortization of intangible assets acquired and the loss before income taxes for the period from January 1, 2011 through November 30, 2011 for Chi-X Europe.

(8)

No adjustment to weighted average outstanding shares is necessary, as these values are for the year ended December 31, 2011 and include adjustments made for the shares issued for the acquisition of Chi-X Europe.

(9)

Gives pro forma effect to the Chi-X Europe acquisition, our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering.

Notes to the Unaudited Pro Forma

Condensed Combined Statement of Operations

(unaudited)

1.	Basis of Presentation

The acquisition of Chi-X Europe is accounted for under the acquisition method of accounting in accordance with ASC Topic 805-10, “Business Combinations—Overall,” or ASC 805-10. We have accounted for the transaction by using our historical information and accounting policies and adding the assets and liabilities of Chi-X Europe as of the acquisition date at their respective fair values. Pursuant to ASC 805-10, under the acquisition method, the total purchase price (consideration transferred), as described in Note 3, Purchase Price Allocation, is measured at the acquisition closing date. The assets and liabilities of Chi-X Europe have been measured based on various estimates and valuations using assumptions that our management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield different results.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets and liabilities of Chi-X Europe as of the effective date of the acquisition was allocated to goodwill in accordance with ASC 805-10.

Under ASC 805-10, acquisition-related transaction costs (e.g., investment banker, advisory, legal, valuation, and other professional fees) are not included as a component of consideration transferred but are required to be expensed as incurred.

2.	Accounting Policies

Upon completion of the acquisition, we reviewed Chi-X Europe’s accounting policies and identified differences between the accounting policies of the two companies. The unaudited pro forma condensed combined statement of operations reflects adjustments to conform Chi-X Europe’s results to record the fair value of an asset retirement obligation relating to Chi-X Europe’s leased space expected to be incurred at the termination of the lease.

3.	Purchase Price Allocation

The acquisition-date fair value of the consideration transferred totaled $304.2 million, which consisted of the following:

	Consideration (in millions)
Cash paid at closing	$32.3
4,367,353 shares of our common stock	219.6	(1)
Fair value of contingent cash payment	52.3	(2)

Total consideration to Chi-X Europe shareholders	$304.2

(1)	Based on a third-party valuation as of November 30, 2011.
(2)

The contingent cash payment of $0, $30 million or $65 million will be paid to Chi-X Europe’s shareholders in the fourth quarter of 2012. Consistent with Accounting Standards Codification, or ASC, 805—Business Combinations, we estimated the fair value of the contingent consideration based on an evaluation of alternative scenarios relating to our and Chi-X Europe’s combined business and the benchmark market share under each scenario, the likelihood of each scenario and the amount of the contingent consideration payable under each scenario. The evaluation of these factors resulted in a probability-weighted forecast of the contingent consideration, which was then discounted to present value using an appropriate discount rate that reflects the risk associated with the cash flows. The sum of the present value of the contingent payment amounts represented our estimate of the fair value of the contingent consideration.

Under the purchase method of accounting, the total purchase price for the Chi-X Europe acquisition is allocated to acquired tangible and intangible assets based on their respective fair values as of the acquisition date as determined by us and a third-party valuation firm. The allocation of the purchase price and the estimated useful life of the acquired intangible assets is as follows:

	Purchase Price Allocation (in millions)	Estimated Useful Life (in years)
Customer relationships	$45.1	20
Trademarks and trade names	0.6	1
Strategic alliance agreement	5.8	4.25
Licenses and registration	10.8	Infinite

Total acquired intangible assets	62.3
Goodwill	187.1

Total intangible assets	249.4
Current assets	58.6
Non-current assets	0.3
Property and equipment	5.2
Liabilities	(9.3)

Total cost of acquisition	$304.2

Of the total purchase price, approximately $54.8 million has been allocated to net tangible assets and working capital acquired, and approximately $51.5 million has been allocated to amortizable intangible assets acquired. The amortization related to the amortizable intangible assets is reflected as a pro forma adjustment to the unaudited pro forma condensed combined consolidated statements of income.

Of the total estimated purchase price, approximately $187.1 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets.

In accordance with FASB ASC 350, Intangibles—Goodwill and Other, goodwill is not amortized but instead is tested for impairment on an annual basis and whenever events or circumstances dictate. In the event that we determine that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

4.	IFRS to U.S. GAAP Adjustments

The following table shows a reconciliation of the unaudited historical profit and loss accounts for the eleven months ended November 30, 2011, prepared in accordance with IFRS and in British pounds, to the statement of operations under U.S. GAAP and in U.S. dollars included in the unaudited pro forma condensed combined statement of operations.

Statement of Operations

Reconciliation from International Financial Reporting Standards to U.S. GAAP and

Conversion from British Pounds to U.S. Dollars

For the Period from January 1, 2011 through November 30, 2011

	Chi-X Europe Limited (Historical)				British Pound/U.S. Dollar Exchange Rate(2)	Chi-X Europe Limited (Historical) U.S. GAAP (U.S. Dollar)
	International Financial Reporting Standards(1)	U.S. GAAP Adjustments		U.S. GAAP (British Pounds)
	(in millions)					(in millions)
Revenues:
Transaction fees	£46.7	£—		£46.7	1.560	$72.9

Total revenues	46.7	—		46.7		72.9
Cost of revenues:
Liquidity payments	28.6	—		28.6	1.560	44.6

Total cost of revenues	28.6	—		28.6		44.6

Revenues less cost of revenues	18.1	—		18.1		28.3
Operating Expenses:
Compensation and benefits	12.4	—		12.4	1.560	19.3
Depreciation and amortization	1.1	0.1	(3)	1.2	1.560	1.9
General and administrative	10.8	(0.1	)(3)	10.7	1.560	16.7

Total operating expenses	24.3	—		24.3		37.9

Operating loss	(6.2)	—		(6.2)		(9.6)
Interest and investment income	0.2	—		0.2	1.560	0.3

Loss before income tax provision	(6.0)	—		(6.0)		(9.3)

Net loss	£(6.0)	£—		£(6.0)		$(9.3)

(1)	Represents the results of operations of Chi-X Europe in accordance with IFRS.
(2)	Represents the average foreign exchange rate of British pounds into U.S. dollars for the eleven months from January 1, 2011 through November 30, 2011.
(3)	Represents the U.S. GAAP adjustment to record the fair value of an asset retirement obligation relating to Chi-X Europe’s leased space expected to be incurred at the termination of the lease.

RECLASSIFICATION AND REVERSE STOCK SPLIT

Immediately prior to the completion of this offering, we intend to amend and restate our certificate of incorporation to reclassify our common stock, par value $0.01 per share (which has been designated as Voting Common Stock in our certificate of incorporation), as Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share. We also intend to reclassify our common stock, par value $0.01 per share (which has been designated as Non-Voting Common Stock in our certificate of incorporation), as Non-Voting Class A common stock, par value $0.01 per share, and Non-Voting Class B common stock, par value $0.01 per share.

Before effecting the reverse stock split described below, each share of our Voting Common Stock outstanding immediately prior to this offering will be converted into seven shares of Class A common stock and three shares of Class B common stock. Each share of our Non-Voting Common Stock outstanding immediately prior to this offering will be converted into seven shares of Non-Voting Class A common stock and three shares of Non-Voting Class B common stock. In addition, each outstanding option to purchase a share of our Voting Common Stock will be converted into an equivalent option to purchase ten shares of our Class A common stock.

Immediately following such reclassification and at any time thereafter, any share of Class B common stock that is held by a stockholder who, together with such stockholder’s affiliates, owns less than 4,960,491 shares of our common stock (subject to reduction as described below), which we refer to as the Class B Threshold, shall, automatically and without any further action, be converted into one share of Class A common stock, and each share of Non-Voting Class B common stock that is held at any time by a stockholder who, together with such stockholder’s affiliates, does not meet the Class B Threshold shall, automatically and without any further action, be converted into one share of Non-Voting Class A common stock. As a result of the reclassification and application of the Class B Threshold, each share of treasury stock held by us will be converted into ten shares of Class A common stock.

The rights of the holders of Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock will be identical, except with respect to voting rights, transfer restrictions and conversion provisions. With respect to voting, each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to two and one-half votes per share. Non-Voting Class A common stock and Non-Voting Class B common stock will not be entitled to vote, except as required by applicable law. Class A common stock not sold in this offering and Non-Voting Class A common stock will be subject to a restriction on transfer for one year from the completion of this offering (provided that approximately 50% of our current stockholders’ Class A common stock and Non-Voting Class A common stock may be transferred 180 days from the completion of this offering to the extent such shares are not included in this offering), and Class B common stock and Non-Voting Class B common stock will be subject to a three-year transfer restriction, subject to certain exceptions as described in “Description of Capital Stock—Common Stock—Transfer Restrictions.” Class B common stock and Non-Voting Class B common stock will automatically convert into Class A common stock in connection with any transfer following the expiration of the three-year transfer restriction, subject to certain exceptions described in “Description of Capital Stock—Common Stock—Conversion,” or upon the death of the holder. We also have the option to convert any holder’s Class B common stock or Non-Voting Class B common stock to Class A common stock or Non-Voting Class A common stock, respectively, upon a change of control of such holder. Non-Voting Class A common stock and Non-Voting Class B common stock are convertible into Class A common stock and Class B common stock, respectively, at any time at the option of the holder, and Non-Voting Class A common stock will automatically convert into Class A common stock in connection with any transfer to anyone other than a related person of the holder following the expiration of the one-year transfer restriction. See “Description of Capital Stock.”

Immediately following the stock reclassification described above, we intend to declare a 4.75-for-1 reverse stock split of all outstanding Class A common stock, Class B common stock, Non-Voting Class A common stock and Non-Voting Class B common stock and the Class B Threshold will be reduced to 1,044,313.

The table below sets forth the number of shares of stock or options that each stockholder or option holder will receive upon the reclassification and reverse stock split for each share of stock or option held immediately prior to the completion of this offering:

	Post-Reclassification and Reverse Stock Split(1)
Pre-Reclassification	Class A common stock	Non-Voting Class A common stock	Class B common stock		Non-Voting Class B common stock
1 share of voting common stock	1.47 shares	—	0.63 shares	(2)	—
1 share of non-voting common stock	—	1.47 shares	—		0.63 shares	(2)
1 option to purchase a share of voting common stock	2.11 options	—	—		—

(1)	We will not issue fractional shares.
(2)

Each share of Class B common stock or Non-Voting Class B common stock that is held by a stockholder who, together with such stockholder’s affiliates, fails to meet the Class B Threshold will be converted into Class A common stock or Non-Voting Class A common stock, respectively.

Immediately prior to this offering and after giving effect to the reclassification, reverse stock split and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, ten affiliates of our customers, whom we refer to as our strategic investors, collectively owned approximately 27,398,480 shares of our Class A common stock and approximately 11,742,200 shares of our Class B common stock, representing approximately 83.5% of the total voting power of our outstanding capital stock. These strategic investors are affiliates of Bank of America Merrill Lynch, Citi, Credit Suisse, Deutsche Bank, GETCO, Instinet, J.P. Morgan, Morgan Stanley, Tradebot Systems and WEDBUSH. See “Principal and Selling Stockholders.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders in this offering, including any shares sold by one of the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares to cover over-allotments.

DIVIDEND POLICY

On February 22, 2012, our board of directors approved a cash dividend of $100 million in the aggregate as a return of capital to stockholders of record as of the close of business on the day immediately prior to the closing of this offering. Our board of directors determined that the dividend is in the best interest of our stockholders. The dividend is conditioned upon the successful completion of this offering, and purchasers in this offering will not be entitled to the dividend. We currently plan to retain any future earnings for use in the operation of our business and to fund future growth; therefore, we do not currently intend to pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2011:

•	on an actual basis;

•

on a pro forma as adjusted basis to reflect our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering, as described under “Reclassification and Reverse Stock Split,” the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with the offering and the payment of a cash dividend of $100 million in the aggregate to stockholders of record as of the close of business on the day immediately prior to the closing of this offering.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	December 31, 2011
	Actual	Pro Forma As Adjusted(1)(2)
	(unaudited)
	(in millions, except share and per share data)
Cash and cash equivalents	$99.4	$101.2
Short-term and financial investments	$154.8	$54.8

Stockholders’ equity:
Common stock, $0.01 par value: 24,500,000 voting and 500,000 non-voting shares authorized, 22,435,186 voting and 189,500 non-voting shares issued and 22,190,242 voting and 189,500 non-voting shares outstanding, actual; no voting and non-voting shares authorized, issued and outstanding on a pro forma as adjusted basis	$0.2	$—
Class A common stock, par value $0.01 per share: no shares authorized, issued and outstanding, actual; 125,000,000 shares authorized, 34,063,009 shares issued and outstanding on a pro forma as adjusted basis; Non-Voting Class A common stock, par value $0.01 per share: no shares authorized, issued and outstanding, actual; 1,750,000 shares authorized, 135,578 shares issued and outstanding on a pro forma as adjusted basis	—	0.3
Class B common stock, par value $0.01 per share: no shares authorized, issued and outstanding, actual; 15,000,000 shares authorized, 13,327,780 shares issued and outstanding on a pro forma as adjusted basis; Non-Voting Class B common stock, par value $0.01 per share: no shares authorized, issued and outstanding, actual; 750,000 shares authorized, 119,683 shares issued and outstanding on a pro forma as adjusted basis	—	0.1
Common stock in treasury, at cost: 244,944 shares, actual; no shares on a pro forma as adjusted basis	(11.5)	—
Class A common stock in treasury, at cost: no shares, actual; 1,332,101 shares on a pro forma as adjusted basis	—	(25.4)
Additional paid-in capital	409.6	361.3
Retained earnings	51.9	—
Accumulated other comprehensive loss, net	(3.6)	(3.6)

Total stockholders’ equity	446.6	332.7

Total capitalization	$446.6	$332.7

(1)

In conjunction with this offering and before effecting the reverse stock split described below, we intend to reclassify each share of our common stock which has been designated as Voting Common Stock as seven shares of Class A common stock and three shares of Class B common stock and each share of our common stock which has been designated as Non-Voting Common Stock as seven shares of Non-Voting Class A common stock and three shares of Non-Voting Class B common stock. We then intend to effect a 4.75-for-1 reverse stock split. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to two and one-half votes per share. Non-Voting Class A common stock and Non-Voting Class B common stock will not be entitled to vote, except as required by applicable law. See “Reclassification and Reverse Stock Split.” Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock convert into Class A common stock in certain circumstances described under “Description of Capital Stock—Common Stock—Conversion.” Each share of treasury stock held by us will be converted into 10 shares of Class A common stock, before effecting the reverse stock split described above. On February 22, 2012, our board of directors approved a cash dividend of $100 million in the aggregate to stockholders of record as of the close of business on the day immediately prior to the closing of this offering. The dividend is conditioned upon the successful completion of this offering, and purchasers in this offering will not be entitled to the dividend. In addition, concurrently with this offering, certain stockholders will exercise options to purchase 1,347,290 shares of Class A common stock.

(2)

A $1.00 increase/(decrease) in the assumed initial public offering price of $17.00 per share, which is the mid-point of the price range listed on the cover page of this prospectus, would increase/(decrease) the pro forma as adjusted amount of each of Class A common stock in treasury and total capitalization by approximately $0.48 million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

The above table does not include:

•

2,030,604 shares of Class A common stock issuable upon the exercise of outstanding stock options, which represents stock options outstanding as of December 31, 2011 of 3,377,894 with a weighted average exercise price of $13.40 per share less the 1,347,290 stock options being exercised concurrently with this offering; and

•	an aggregate of 104,562 additional shares of Class A common stock reserved for future issuance under our stock option plans as of December 31, 2011.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of our Class A common stock in this offering exceeds the net tangible book value per share of our common stock after the offering. Our net tangible book value as of December 31, 2011 was $199.7 million, or $4.19 per share of common stock after giving effect to the reclassification and 4.75-for-1 reverse stock split to be consummated immediately prior to the completion of this offering, as described under “Reclassification and Reverse Stock Split,” and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercise concurrently with this offering. Pro forma net tangible book value per share is determined by dividing our tangible net worth (total tangible assets less total liabilities), by the aggregate number of shares of Class A common stock, Class B common stock, Non-Voting Class A common stock and Non-Voting Class B common stock outstanding. After giving effect to the reclassification and 4.75-for-1 reverse stock split to be consummated immediately prior to the completion of this offering, the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercise concurrently with this offering and the payment of a cash dividend of $100 million in the aggregate to stockholders of record as of the close of business on the day immediately prior to the closing of this offering, our pro forma net tangible book value at December 31, 2011 would have been $99.7 million or $2.09 per share. This represents dilution to new investors of $14.91 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Class A common stock		$17.00
Pro forma net tangible book value per share of common stock as of December 31, 2011	$2.09
Increase in pro forma net tangible book value per share of common stock attributable to new investors	—

Pro forma net tangible book value per share after offering		2.09

Dilution in net tangible book value per share of Class A common stock to new investors		$14.91

Dilution is determined by subtracting pro forma net tangible book value per share of common stock after the offering from the initial public offering price per share of Class A common stock.

The following table sets forth, on a pro forma basis, as of December 31, 2011, the number of shares of Class A common stock purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $17.00 per share of Class A common stock, the mid-point of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased	Total Consideration	Average Price Per Share
	Number	Amount
Existing stockholders	34,198,587	$410,626,550	$12.01
New investors	6,296,829	107,046,093	17.00

Sales by the selling stockholders in this offering will reduce the number of shares of Class A common stock held by existing stockholders to 27,901,758, or approximately 81.6%, and will increase the number of shares of Class A common stock to be purchased by new investors to 6,296,829, or approximately 18.4%, of the total shares of Class A common stock outstanding after the offering. In addition, existing stockholders will hold 100% of the Class B common stock. Shares of our Class B common stock are not transferable until three years after the date of this prospectus. After such period, shares of Class B common stock may be transferred, in which case they will automatically convert into Class A common stock except in certain limited circumstances as described under “Description of Capital Stock—Common Stock—Conversion.”

As of December 31, 2011, after giving effect to the reclassification, the 4.75-for-1 reverse stock split and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, 2,030,604 shares of Class A common stock were subject to outstanding options, which represents stock options outstanding as of December 31, 2011 of 3,377,894 with a weighted average exercise price of $13.40 per share less the 1,347,290 stock options being exercised concurrently with this offering. To the extent these options are exercised there will be further dilution to new investors. See “Management—Stock Plans” and Note 11 to our consolidated financial statements included elsewhere in this prospectus.

SELECTED FINANCIAL AND OPERATING DATA

The following selected financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2011, 2010 and 2009 and the consolidated statement of financial condition data as of December 31, 2011 and 2010 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statement of financial condition data as of December 31, 2009 and 2008 and the consolidated statement of operations for the year ended December 31, 2008 from our audited consolidated financial statements which are not included in this prospectus. We have derived the combined statement of financial condition data as of December 31, 2007 from our unaudited combined financial statements which are not included in this prospectus. We have derived the combined statement of operating data for the year ended December 31, 2007 from our audited combined financial statements which are not included in this prospectus. As of and for the year ended December 31, 2007, our financial statements are presented on a combined basis representing the entities under common control of BATS Trading, Inc., BATS Exchange, Inc. and BATS Holdings, Inc. We have prepared our unaudited information on the same basis as our audited consolidated and combined financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this financial information.

	Year Ended December 31,
	2011	2010	2009	2008(1)(2)	2007(1)(2)
	(in millions, except shares)
Consolidated Statements of Operations Data:
Revenues:
Transaction fees	$695.4	$668.3	$730.1	$642.3	$240.1
Market data fees	55.4	46.0	50.7	41.5	10.0
Regulatory transaction fees(3)	156.4	111.0	125.0	6.1	—
Other	19.4	9.5	2.4	—	—

Total revenues	926.6	834.8	908.2	689.9	250.1
Cost of revenues:
Liquidity payments	566.1	541.7	618.2	539.6	184.2
Routing, clearing and other fees	76.1	82.9	86.1	106.5	68.6
Section 31 fees(3)	156.4	111.0	125.0	6.1	—

Total cost of revenues	798.6	735.6	829.3	652.2	252.8

Revenues less cost of revenues	128.0	99.2	78.9	37.7	(2.7)
Operating expenses:
Compensation and benefits	42.9	30.6	25.1	18.0	7.9
Depreciation and amortization	8.4	6.5	4.8	3.0	1.0
Systems and data communication	10.1	10.9	7.8	5.0	1.8
Occupancy	1.5	1.4	1.4	0.9	0.3
Professional and contract services	10.3	3.1	1.3	1.9	1.3
Regulatory costs	5.5	4.5	2.8	0.4	—
Change in fair value of contingent consideration liability	0.3	—	—	—	—
General and administrative	10.7	7.4	5.4	5.7	1.5

Total operating expenses	89.7	64.4	48.6	34.9	13.8

Operating income (loss)	38.3	34.8	30.3	2.8	(16.5)
Interest and investment income	0.1	0.3	0.5	2.7	2.0
Other (expense) income	(0.1)	(0.1)	(0.3)	2.3	(1.5)

Income (loss) before income tax provision	38.3	35.0	30.5	7.8	(16.0)
Income tax provision	14.8	15.2	6.0	0.6	—

Net income (loss)	$23.5	$19.8	$24.5	$7.2	$(16.0)

	Year Ended December 31,
	2011	2010	2009	2008(1)(2)	2007(1)(2)
	(in millions, except shares)
Earnings per share:
Basic	$1.29	$1.11	$1.38	$0.41	$(1.15)
Diluted	$1.26	$1.08	$1.35	$0.40	$(1.15)
Pro forma earnings per share(4):
Basic	$0.61
Diluted	$0.60
Weighted average common shares:
Basic	18,229,825	17,814,233	17,741,333	17,741,045	13,973,117
Diluted	18,745,279	18,303,412	18,175,746	17,969,325	13,973,117
Pro forma weighted average common shares:
Basic	38,378,579
Diluted	39,463,745

(1)

Results for 2007 reflect the combined results of BATS Trading, BZX and BATS Holdings, Inc. In June 2007, BATS Holdings, Inc. was incorporated as we adopted a holding company structure. On January 1, 2008, BATS Trading and BZX became wholly-owned subsidiaries of BATS Holdings, Inc., and in March 2008, we incorporated BATS Trading Limited as a subsidiary of BATS Holdings, Inc. On December 10, 2008, we changed the name of BATS Holdings, Inc. to BATS Global Markets, Inc.

(2)

We changed our basis of presentation on January 1, 2008 as a result of the formation of BATS Holdings, Inc. and began presenting our financial statements on a consolidated basis. As discussed in the foregoing notes, the financial information for 2007 is based upon our combined financial statements. A vertical black line has been used between the columns to signify that the amounts shown for the period prior to and subsequent to January 1, 2008 are not directly comparable.

(3)

As national securities exchanges, BZX and BYX are assessed fees pursuant to Section 31 of the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and our national securities exchanges then pass these costs along to our members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively. As the operator of an ECN, prior to BZX’s registration as a national securities exchange in the fourth quarter of 2008, we paid equivalent transaction fees to FINRA, but these fees are reported net in our statement of operations because we acted as an agent on these transactions.

(4)

Gives pro forma effect to the Chi-X Europe acquisition, our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering.

	As of December 31,
	2011	2010	2009	2008(1)(2)	2007(1)(2)
	(in millions)
Consolidated Statement of Financial Condition Data:
Assets:
Cash and cash equivalents	$99.4	$150.0	$107.7	$66.7	$47.3
Short-term and financial investments	154.8	27.3	55.0	20.1	74.0
Total assets	$594.9	$256.5	$239.0	$164.2	$153.2

Liabilities and stockholders’ equity:
Total liabilities	$148.3	$57.8	$66.2	$19.8	$16.3
Total stockholders’ equity	446.6	198.7	172.8	144.4	136.9

Total liabilities and stockholders’ equity	$594.9	$256.5	$239.0	$164.2	$153.2

(1)

Results for 2007 reflect the combined results of BATS Trading, BZX and BATS Holdings, Inc. In June 2007, BATS Holdings, Inc. was incorporated as we adopted a holding company structure. On January 1, 2008 BATS Trading and BZX became wholly-owned subsidiaries of BATS Holdings, Inc., and in March 2008, we incorporated BATS Trading Limited as a subsidiary of BATS Holdings, Inc. On December 10, 2008, we changed the name of BATS Holdings, Inc. to BATS Global Markets, Inc.

(2)

We changed our basis of accounting on January 1, 2008 as a result of the formation of BATS Holdings, Inc. and began presenting our financial statements on a consolidated basis. As discussed in the foregoing notes, the financial information for 2007 is based upon our combined financial statements. A vertical black line has been used between the columns to signify that the amounts shown for the period prior to and subsequent to January 1, 2008 are not directly comparable.

Selected Operating Data

The following table presents selected operating data for U.S. Equities, European Equities and U.S. Options and for the periods presented. We launched BATS Europe, which is reported in our European Equities segment, in October 2008. The European Equities segment also includes the equity transactions that have occurred on the Chi-X Europe trading platform since December 1, 2011, following the acquisition of Chi-X Europe on November 30, 2011. We launched U.S. Options in February 2010. The information set forth below is not necessarily indicative of our future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2011		2010		2009
	(in millions except for trading days and percentages)
U.S. Equities:
Average daily volume (ADV):
Matched shares	920.3		888.1		1,024.6
Routed shares	106.5		134.9		148.8

Total shares	1,026.8		1,023.0		1,173.4

Number of trading days	252		252		252
Net capture per one hundred touched shares(1)	$0.017		$0.014		$0.008
Market share(2)(3)	11.3%		10.2%		10.5%
European Equities:
Average daily notional value (ADNV):
Matched notional value	€2,629.4		€1,953.2		€731.0
Routed notional value	€66.2		€30.7		—
Average daily volume (ADV):
Total shares (matched and routed)	319.4		268.0		105.3
Number of trading days	257		258		257
Net capture per matched notional value(1)	0.0011%		0.0010%		0.0004%
Market share(3)	6.8	%(3)	5.5%		2.7%
U.S. Options:
Total volume:
Matched contracts	136.3		15.1		—
Routed contracts	12.0		10.0		—

Total contracts	148.3		25.1		—

Number of trading days	252		215
Net capture per touched contract(1)	$(0.010)		$0.019		—
Market share(3)	3.1%		0.5	%(5)	—

(1)	Please see the glossary for our definitions of “net capture per one hundred touched shares,” “net capture per matched notional value” and “net capture per touched contract.”
(2)	Represents our share of the U.S. equity market.
(3)	Please see the glossary for our definition of “market share.”
(4)

Represents BATS Chi-X Europe market share (11 months, from January 1, 2011 until November 30, 2011, of BATS Europe market share and the one month ended December 31, 2011 of combined BATS Chi-X Europe market share, as the Chi-X Europe acquisition was completed on November 30, 2011). Had we completed the Chi-X Europe acquisition on January 1, 2011, our combined pro forma market share for the year ended December 31, 2011 would have been 24.1%.

(5)	Represents our share of the U.S. equity options market for the period from February 26, 2010 (the date we commenced trading U.S. listed equity options) to December 31, 2010.

	Year Ended December 31,
	2011	2010	2009	2008		2007
	(in millions except for percentages, members/participants, headcount, latency and exchange rates)
Other Data:
EBITDA(1)	$46.6	$41.2	$34.8	$8.1		$(17.1)
EBITDA margin(2)	36.4%	41.6%	44.1%	21.6%		*
Normalized EBITDA(1)	$60.3	$42.4	$34.8	$8.1		$(17.1)
Normalized EBITDA margin(3)	47.1%	42.8%	44.1%	21.6%		*
Operating income as a percentage of revenues less cost of revenues	29.9%	35.1%	38.4%	7.6%		*
Working capital(4)	$167.4	$178.9	$156.9	$133.1		$133.2
Capital expenditures	$9.6	$6.4	$5.7	$10.7		$3.2
Members/participants (as of period end):
BZX	384	387	382	297		216
BYX	237	202	—	—		—
U.S. Options	74	60	—	—		—
BATS Chi-X Europe	145	88	74	34		—
Employee headcount	170	110	97	84		34
Up-time percentage(5)	99.940%	99.999%	99.947%	—	(6)	—
BZX latency(7)	145.2	164.4	247.0	337.7		616.2
Average British pound/U.S. dollar exchange rate	1.604	1.546	1.565	1.575	(8)	*
Average Euro/U.S. dollar exchange rate	1.392	1.327	1.394	1.318	(8)	*

*	Not meaningful.
(1)

“EBITDA” is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before Chi-X Europe acquisition costs and initial public offering, or IPO, costs. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income (loss) to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions)
Net income (loss)	$23.5	$19.8	$24.5	$7.2	$(16.0)
Interest	(0.1)	(0.3)	(0.5)	(2.7)	(2.0)
Income tax provision	14.8	15.2	6.0	0.6	—
Depreciation and amortization	8.4	6.5	4.8	3.0	0.9

EBITDA	46.6	41.2	34.8	8.1	(17.1)
Chi-X Europe acquisition costs	11.4	—	—	—	—
IPO costs	2.3	1.2	—	—	—

Normalized EBITDA	$60.3	$42.4	$34.8	$8.1	$(17.1)

(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.
(3)	Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(4)	“Working capital” is defined as currents assets less current liabilities.
(5)	“Up-time percentage” represents the portion of the time in the period shown when BZX’s quotations were immediately and automatically accessible, as defined in the rules under Regulation NMS.
(6)	We launched BZX in November 2008. From the launch of BZX through December 31, 2008, we had a 100% up-time percentage.
(7)

BZX latency represents the average time in microseconds (one-millionth of a second) required to process customer orders during the period shown from the time they were received and read by our gateway software process assigned to a customer until the corresponding order acknowledgment or cancel message from our matching engine was received by our gateway software process and was ready to be sent back to the customer.

(8)	Represents average exchange rates for the period October 1, 2008 through December 31, 2008. BATS Europe commenced operations in October 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included in this prospectus. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” above.

Overview

We are an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States and Europe and listed equity options in the United States. Our principal objective is to make markets better by minimizing inefficiencies and mitigating trade execution risk for market participants. We minimize inefficiencies in part by offering low-cost, rapid, trade execution. For example, during the second half of 2011 our net capture rate in the U.S. equities market was 56% to 68% of the rate reported by NYSE Euronext’s and NASDAQ OMX Group’s U.S. equities operations, while our net capture rate in the European listed equity securities market was approximately 15% of the rate reported by the London Stock Exchange’s European equities operations. During the fourth quarter of 2011, our net capture rate in the U.S. listed equity options market was 25% to 28% of the rate reported by NYSE Arca, NYSE Amex, NASDAQ Options Market and NASDAQ OMX PHLX. We mitigate trade execution risk through offering ultra-low latency order handling through our trading system. In particular, by offering ultra-low latency order handling, our members can very quickly place, modify or cancel orders on our markets. This ability gives our members greater control over their orders, enabling them to rapidly respond to changing market conditions and mitigate trade execution risk. Unlike traditional market operators, we are a technology company at our core. We developed, own and operate the BATS trading platform. With the exception of Chi-X Europe which will be transitioned to our platform during 2012, our proprietary platform powers all of our markets and is designed to offer one of the fastest and most reliable trading systems available.

We began trading listed cash equities securities and exchange-traded products, such as exchange-traded funds, or ETFs, in the United States in the first quarter of 2006 and in Europe during the fourth quarter of 2008. We began offering trading in listed equity options in the United States during the first quarter of 2010, and acquired Chi-X Europe during the fourth quarter of 2011. For the year ended December 31, 2011, we had an 11.3% share of the U.S. equity market and a 3.1% share of the U.S. equity options market. We derived 90.7% of our total revenues from the trading of listed cash equities securities in the United States for the year ended December 31, 2011. In Europe, for the eleven months ended November 30, 2011, we had a 5.7% share of European trading in the securities available for trading on BATS Europe. On November 30, 2011, we acquired Chi-X Europe, the operator of the largest pan-European MTF. For the eleven months ended November 30, 2011, Chi-X Europe had an 18.4% share of European trading in the securities available for trading on Chi-X Europe. For the month ended December 31, 2011, BATS Chi-X Europe had a 25.4% share of European trading in the securities available for trading on BATS Chi-X Europe. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, for the year ended December 31, 2011 we would have derived 84.1% of our total revenues from the trading of listed cash equities securities in the United States, 5.8% of our total revenues from the trading of listed equity options in the United States and 10.1% of our total revenues from the trading of listed cash equities securities in Europe. We also would have had a 24.1% share of European trading in the securities available for trading on BATS Chi-X Europe during 2011.

Our revenue is primarily tied to the volume of securities traded on our markets and our market share of trading in the overall U.S. and European equity markets and the U.S. equity options market. Trading volume on our markets can be influenced by a number of factors, including overall market volatility. Our revenue increased from $250.1 million in 2007 to $926.6 million in 2011. This revenue growth is attributable to our increased market share and increased overall market volume, as well as the introduction of new products and services.

For the year ended December 31, 2011, our revenues less cost of revenues were $128.0 million, which represents an increase of 29.0% from the year ended December 31, 2010. A majority of this increase is due to our gain in market share in our U.S. Options and U.S. Equities businesses. A substantial portion of our revenues less cost of revenues is derived from market data fees, which represented 43.3% and 46.4% of revenues less cost of revenues for the years ended December 31, 2011 and 2010, respectively.

History

We were formed in 2005 as an alternative to the New York Stock Exchange, or NYSE, and The NASDAQ Stock Market, or NASDAQ, in response to increased consolidation among U.S. listed cash equity market centers. In January 2006, we launched our electronic communication network, or ECN, a type of alternative trading system, or ATS, which initially focused on the trading of NASDAQ-listed securities and in May 2006 expanded to include trading of American Stock Exchange (now NYSE Amex)-listed securities.

In January 2007, we introduced an inverted pricing special during which our market share of trading in NASDAQ-listed cash equity securities increased from 4.9% at the beginning of that month to 9.6% at the end of that month and averaged 8.0% per month for the remainder of that year. We began trading NYSE-listed securities in February 2007 and offered a one-month inverted pricing special in NYSE-listed securities in September 2007. Our market share of NYSE-listed securities increased from 2.7% for the month of August 2007 to 7.2% for the month of September 2007 and averaged 5.5% per month for the remainder of that year. We also offered an inverted pricing special on NYSE Arca- and NYSE Amex-listed securities from August 31, 2007 through April 30, 2009, during which time our market share of such securities grew from 5.7% for the month of August 2007 to 14.3% for the month of April 2009 and averaged 14.7% per month for the remainder of 2009.

In March 2008, we decided to enter the European market and sought approval from the Financial Services Authority, or FSA, to operate a multilateral trading facility, or MTF. Seeking to compete on a pan-European basis against incumbent national exchanges, we launched our first MTF, BATS Europe, in October 2008. Based on our success with pricing specials in the United States, BATS Europe offered inverted pricing specials in September 2009 on securities listed on the London Stock Exchange, or LSE, from June 2009 through July 2009 on securities listed on certain NYSE Euronext European markets and from June 2009 through October 2009 on all ETFs traded on BATS Europe. In November 2011, we acquired Chi-X Europe, the operator of the largest pan-European MTF. We refer to our two pan-European MTFs together as BATS Chi-X Europe. BATS Chi-X Europe offers trading in listed cash equity securities listed from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. For the year ended December 31, 2011, BATS Chi-X Europe was the largest pan-European MTF in terms of market share and had a 6.8% share of European trading in the securities available for trading on BATS Chi-X Europe.

In November 2008, we converted our ECN to a national securities exchange, BZX, which allowed us to participate in and earn market data fees from the U.S. tape plans, reduce our clearing costs and operate a primary listings business. We received final approval from the SEC of rules necessary to operate a primary listings business in October 2011 and successfully launched our first listings of seven ETFs three months later in January 2012. Revenues from our listing business will be reported in other revenues.

In February 2010, in the United States, we began trading U.S. listed equity options on BZX. While we did not offer any inverted pricing specials on our U.S. listed equity options market in 2010, we introduced the concept of “NBBO setter” pricing, which refers to customers who set the national best bid or best offer, or NBBO, for a listed equity option. NBBO setter pricing provides customers who execute a specified minimum volume with higher liquidity rebates for listed equity options orders posted on our market that improve the then current NBBO. This in turn provides better execution prices for other customers. We initiated NBBO setter pricing on our U.S. listed equity options market in January 2011, and our share of the U.S. equity options market increased from approximately 0.7% for the fourth quarter of 2010 to 3.0% for the fourth quarter of 2011. We also made a pricing change in our U.S. Options segment in August 2011, which resulted in increased net capture.

In order to grow our market share of the U.S. equity market, in October 2010, we launched BYX, a second national securities exchange. Like BZX, BYX offers trading in listed cash equity securities and exchange-traded products, such as ETFs, but BYX targets different market segments than BZX by offering an alternative approach. BYX had captured approximately a 2.5% share of the U.S. equity market for the month of December 2011. In addition, in order to continue to capture market share, we are currently offering an inverted pricing special on BYX. Also, similar to NBBO setter pricing described above for listed equity options on BZX, BYX and BZX implemented NBBO setter pricing in May 2011 and July 2011, respectively, for listed cash equity securities. For the year ended December 31, 2011, BZX and BYX combined had an 11.3% share of the U.S. equity market, and we were the third largest exchange operator in the United States after NYSE Euronext and The NASDAQ OMX Group, Inc.

Business Segments

We currently operate along three business segments. Our management allocates resources, assesses performance and manages our business according to these segments:

•

U.S. Equities. Our U.S. Equities segment includes listed cash equities and exchange-traded product transaction services that occur on BZX and BYX. It also includes the listed cash equities routed transaction services that occur on our wholly owned subsidiary, BATS Trading. This segment commenced operations in January 2006 with our ECN and was our only segment until the addition of European Equities in October 2008. For the year ended December 31, 2011, our U.S. Equities segment represented 90.7% of our total revenues. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, our U.S. Equities segment would have represented 84.1% of our total revenues for the year ended December 31, 2011.

•

European Equities. Our European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on our MTFs, which together we refer to as BATS Chi-X Europe. This segment launched operations in 2008, and now includes the equity transactions that occur on the Chi-X Europe trading platform. Our European Equities segment accounted for 3.1% of our total revenues for the year ended December 31, 2011. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, our European Equities segment would have represented 10.1% of our total revenues for the year ended December 31, 2011.

•

U.S. Options. Our U.S. Options segment includes our listed equity options market on BZX. It also includes the listed equity options routed transaction services that occur on BATS Trading. We began offering trading in listed equity options in February 2010, and our U.S. Options segment contributed 6.2% of our total revenues for the year ended December 31, 2011. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, our U.S. Options segment would have contributed 5.8% of our total revenues for the year ended December 31, 2011.

Chi-X Europe Acquisition

On November 30, 2011, we acquired 100% of the outstanding stock of Chi-X Europe, for which Chi-X Europe’s shareholders received, in the aggregate, approximately 4.4 million newly issued shares of our common stock (consisting of 4,177,853 shares of our Voting Common Stock and 189,500 shares of our Non-Voting Common Stock) and approximately $32.3 million in cash. The 4.4 million newly issued shares represented 19.5% of the outstanding shares of our company as of December 31, 2011 (before giving effect to this offering and the related reclassification, 4.75-for-1 reverse stock split and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering). In addition, we may pay up to an additional $65 million in cash to Chi-X Europe’s shareholders in the fourth quarter of 2012, if certain market-share benchmarks are met. We expect to benefit from various synergies as a result of the acquisition, including the transition of Chi-X Europe to our trading platform, which we expect to be completed during the second quarter of 2012. We have incurred approximately $11.4 million in acquisition costs in 2011.

The acquisition has been accounted for under the acquisition method of accounting prescribed in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 805—Business Combinations. Under the acquisition method, the acquisition price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values, with the remainder allocated to goodwill. The fair values recorded for property and equipment, trade name, customer relationships and contracts or other identifiable intangible assets will result in material additional depreciation and amortization expense beginning in December 2011. The amount of depreciation and amortization is based upon the fair values and the estimated useful lives of the respective assets.

As of the acquisition date, Chi-X Europe’s assets, liabilities and operations, including amortization and depreciation expenses, are reported under our European Equities segment. As a result of the acquisition, we recorded goodwill of approximately $187.1 million that will be assessed for impairment under ASC 350—Intangibles—Goodwill and Other, and we also recorded approximately $62.3 million in identifiable acquired intangible assets, which will result in approximately $6.6 million in amortization expense in 2012. We also incurred $4.6 million in termination benefits related to Chi-X Europe employees and the addition of 50 employees from Chi-X Europe. We expect to incur approximately $5.1 million in additional compensation and benefits expense in 2012 related to termination benefit payments related to Chi-X Europe employees. In addition, pursuant to the acquisition agreement, a contingent cash payment of $0, $30 million or $65 million may be due to Chi-X Europe’s shareholders in the fourth quarter of 2012 if one of the following market-share benchmarks is met in the six-month period beginning on June 1, 2012: (1) a benchmark market share of less than 22% (which would result in no contingent consideration payment) or (2) a benchmark market share (calculated as our combined company’s matched market share in all of the securities included in 21 European indices plus certain additional securities set forth in the acquisition agreement) of at least 22% but less than 25% (which would result in a $30 million payment) or (3) a benchmark market share of 25% or more (which would result in a $65 million payment). At December 31, 2011, the fair value of the liability for the contingent consideration was $52.6 million. The fair value of the liability for the contingent consideration will be reassessed each reporting period, and any change in the liability will be recorded in our results of operations. During 2011, we recorded a $300,000 charge related to changes to fair value of contingent consideration.

Our Model

Like many of our competitors, we have adopted a “maker-taker” or “taker-maker” pricing model in our markets instead of the historical pricing model in the U.S. listed equity securities market that involves charging a transaction fee for each party to a trade. The maker-taker pricing model is designed to incentivize market makers to provide liquidity on a continuous basis. Participants are attracted to markets that have continuous, deep liquidity, which provides more opportunity to buy and sell equities immediately and with minimal adverse effect on prices. Because market makers supply a valuable service to markets by providing liquidity, maker-taker pricing rewards them with a rebate.

Under our maker-taker pricing model, on BZX (for both listed cash equity securities and listed equity options) and on BATS Europe, a customer posting an order on our book, which we refer to as the liquidity maker, is paid a rebate for an execution occurring against that order, and a customer executing against an order resting on our book, which we refer to as the liquidity taker, is charged a fee. We generate a substantial portion of our operating income from the difference between the “maker” rebate and the “taker” fee. We believe this type of fee schedule is attractive to customers who regularly provide liquidity. Although customers must pay a fee to access that liquidity, that fee is explicitly disclosed and charged to all customers and potentially results in a better all-in transaction price than could be obtained on an exchange using a historical pricing model.

The BYX “taker-maker” pricing model provides that a liquidity taker will be paid a rebate for executing against an order resting on our book, and the liquidity provider will be charged a fee for posting such an order. In this case, we generate operating income from the difference between the “maker” fee and the “taker” rebate. Currently, both the fee and the rebate are significantly less than the rebates and fees in place on BZX. We believe this appeals to market participants who are primarily interested in the most cost-effective means of accessing resting liquidity, but less concerned about the depth of liquidity available on the market. In addition, we believe this model appeals to market participants trading lower-priced securities.

As mentioned above, on occasion, we offer pricing specials on our markets in order to attract additional liquidity and gain market share. In such cases, we may rebate slightly more to the liquidity maker, in the case of BZX and BATS Europe, or slightly more to the liquidity taker, in the case of BYX, than we collect in fees from the other party to the trade. While pricing specials may decrease our per-transaction profitability while in effect, they have historically generated incremental trading and quoting activity, which in turn generates increased market data revenue from our share of the revenue collected from the U.S. tape plans. Moreover, our focus when entering new markets is to quickly grow market share and then focus on profitability once we have achieved critical mass and increased liquidity. We believe that offering such pricing specials for temporary periods of time induces our customers to send us additional orders and that much of any resulting gain in market share will sustain itself upon the expiration of a pricing special.

For unfilled orders, we also provide our customers a smart-order routing service, enabling the onward routing of unfilled orders to other market centers. In the United States, this is facilitated through our wholly-owned broker-dealer subsidiary, BATS Trading. In Europe, BATS Trading Limited was granted regulatory permission to operate an order routing facility on December 2, 2009 and is one of the few market centers in Europe that provides such routing services for lit venues.

In addition, in the United States, we derive a substantial portion of our revenue from market data fees, discussed below under “Components of Revenue—Market Data Fees,” which reflect our proportionate share of revenue from the U.S. tape plans with respect to trades matched on BZX and BYX.

Components of Revenues

Our revenues consist of:

•	transaction fees;

•	market data fees;

•	regulatory transaction fees; and

•	other.

The primary and largest source of our revenues is transaction fees.

Transaction Fees

General

Total transaction fees during a period are variable, based on trading volume and pricing per share on our U.S. listed cash equity markets, pricing as a percentage of notional value on our European listed cash equities market and pricing per contract on our U.S. listed equity options market.

Transaction fees consist of “taker” fees (or in the case of BYX, “maker” fees) and routing fees charged on securities that are routed out to another market center. Transaction fees are considered earned upon the execution of the trade and are recognized on a trade-date basis. The “taker” fees (or in the case of BYX, “maker” fees) from transactions executed through our markets are recorded on a gross basis in revenues, with “maker” rebates (or in the case of BYX, “taker” rebates) recorded on a gross basis in cost of revenues. Transaction fee revenues accounted for 75.0%, 80.1% and 80.4% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively.

•

We earn transaction fees in the United States from the trading of listed cash equity securities on our two national securities exchanges, BZX and BYX. U.S. listed cash equity securities trading revenues are assessed on a per-share basis. Transaction fees from U.S. Equities accounted for 88.6% of our total transaction fees for the year ended December 31, 2011. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, our U.S. Equities segment would have accounted for 80.2% of our transaction fees for the year ended December 31, 2011.

•

We earn transaction fees in Europe from the trading of listed cash equity securities on BATS Chi-X Europe. European listed cash equity securities trading revenues are assessed on a notional-value basis. We launched our European operations in October 2008 and acquired Chi-X Europe on November 30, 2011. Transaction fees from our European operations accounted for 4.0% of our total transaction fees for the year ended December 31, 2011. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, our European Equities segment would have accounted for 13.1% of transaction fees for the year ended December 31, 2011.

•

We earn transaction fees from the trading of listed equity options on BZX. U.S. listed equity options trading revenues are assessed on a per-contract basis. Transaction fees from U.S. Options accounted for 7.4% of our total transaction fees for the year ended December 31, 2011. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, our U.S. Options segment would have accounted for 6.7% of our transaction fees for the year ended December 31, 2011.

Trading volumes

Transaction fees for U.S. Equities, European Equities and U.S. Options are primarily dependent on overall market volume and our market share thereof.

U.S. Equities. The U.S. listed cash equity securities markets have historically experienced growth in trading volumes. From time to time, however, volumes have declined due to economic performance, volatility and other related factors.

During the period from 2003 to 2007, the U.S. listed cash equity securities market indices experienced substantial growth. Overall market volumes also increased dramatically, in part as a result of regulatory changes, including the implementation of Regulation NMS. See “Business—Industry Overview.” In 2008, the U.S. economy entered a recession on the heels of a macroeconomic credit crisis, resulting in a severe decline in equity market indices, an increase in volatility and a severely challenging business environment. While there are indications that the economy began to emerge from the recession in mid-2009, today the economic and geopolitical climates remain uncertain, volatility has declined and overall market volumes are substantially below their peak in 2009.

The following summarizes changes in our U.S. Equities segment average daily trading volume, or ADV, for the years ended December 31, 2011, 2010 and 2009 and the percent changes in our ADV from 2010 to 2011 and from 2009 to 2010:

	Year Ended December 31,			Percent Change from 2010 to 2011	Percent Change from 2009 to 2010
	2011	2010	2009
	(in millions except percentages)
U.S. Equities ADV:
Matched shares	920.3	888.1	1,024.6	3.6%	(13.3%)
Routed shares	106.5	134.9	148.8	(21.0)	(9.3)

Total shares	1,026.8	1,023.0	1,173.4	0.4	(12.8)

Market share(1)	11.3%	10.2%	10.5%

(1)	Represents our share of the U.S. equity market. Please see the glossary for our definition of “market share.”

ADV for our U.S. Equities segment was 1,026.8 million shares in 2011, compared to 1,023.0 million shares in 2010 and 1,173.4 million in 2009, an increase of 0.4% in 2011 from 2010 and a decrease of 12.8% in 2010 from 2009. Average daily matched shares in our U.S. Equities segment increased 3.6% in 2011 from 2010 and decreased 13.3% in 2010 from 2009. Total trading days in the United States in 2011, 2010 and 2009 remained constant at 252. The total U.S. equities market ADV decreased 7.4% in 2011 from 2010 and decreased 13.0% in 2010 from 2009.

Our U.S. Equities segment volume remained relatively constant in 2011 from 2010, increasing 0.4%. However, during 2011, our share of the U.S. equities market increased to 11.3%, an increase of 1.1% points from 2010.

European Equities. Like the U.S. listed cash equity securities markets, the European listed cash equity securities markets have historically experienced growth in trading volumes. From time to time, however, volumes have declined due to economic performance, volatility and other related factors.

The European market implemented MiFID in November 2007 which accelerated competition between market centers. See “Business—Industry Overview.” Chi-X Europe was the first MTF to enter the European market for listed cash equity securities and the first to introduce a maker-taker pricing model in that market. Other MTFs, including BATS Europe, soon followed. As a result of this increased competition, incumbent exchanges which previously enjoyed a nearly 100% share of trading in securities listed on their own exchanges, lost significant market share. For example, the LSE, which represented 99.6% of on-exchange trading in LSE-listed cash equity securities for 2007, has seen its share of trading in LSE-listed cash equity securities decline to approximately 57.8% for the year ended December 31, 2011.

In 2008, the European economy, like the U.S. economy, entered a recession on the heels of a macro-economic credit crisis, resulting in a severe decline in equity market indices, an increase in volatility and a severely challenging business environment. While there were indications that the economy began to emerge from the recession in mid-2009 similar to the U.S. market, unlike the U.S. market where overall market volumes declined in 2010, both overall volumes and notional volumes in Europe were approximately 10% higher in 2011 compared to 2010 and approximately 31% higher in 2010 compared to 2009. In this climate, BATS Chi-X Europe’s revenues and market share have continued to climb since the 2008 financial crisis.

The following summarizes changes in ADNV for European Equities for the years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,				Percent Change from 2010 to 2011	Percent Change from 2009 to 2010
	2011		2010	2009
	(in millions, except percentages)
European Equities ADNV:
Matched notional value	€2,629.4		€1,953.2	€731.0	34.6%	167.2%
Routed notional value	66.2		30.7	—	115.8	*

Total notional value	€2,695.6		€1,983.9	€731.0	35.9	171.4%

Total shares	319.4		268.0	105.3	39.5%	154.4%
Market share(1)	6.8	%(2)	5.5%	2.7%

*	Not meaningful.
(1)

Represents our share of European trading in the securities available for trading on BATS Chi-X Europe and BATS Europe for the years ended December 31, 2011, 2010 and 2009, as applicable. Please see the glossary for our definition of “market share.”

(2)

Represents BATS Chi-X Europe market share (11 months, from January 1, 2011 until November 30, 2011, of BATS Europe market share and the one month ended December 31, 2011 of combined BATS Chi-X Europe market share, as the Chi-X Europe acquisition was completed on November 30, 2011). Had we completed the Chi-X Europe acquisition on January 1, 2011, our combined pro forma market share for the year ended December 31, 2011 would have been 24.1%.

ADNV for our European Equities segment was €2.7 billion in 2011, compared to €2.0 billion in 2010 and €731.0 million in 2009, an increase of 35.9% in 2011 from 2010 and an increase of 171.4% in 2010 from 2009. Average daily matched notional value in our European Equities segment increased 34.6% in 2011 from 2010 and increased 167.2% in 2010 from 2009. The growth is attributable to increased market volume and increased market share. Total trading days for BATS Chi-X Europe and BATS Europe, as applicable, in 2011, 2010 and 2009 were 257, 258 and 257, respectively.

In 2011, our share of European trading in the securities available for trading on BATS Chi-X Europe was 6.8%, an increase from 5.5% in 2010. The increase is primarily attributed to the acquisition of Chi-X Europe on November 30, 2011.

The following summarizes pro forma ADNV and pro forma market share for the European Equities segment had the Chi-X Europe acquisition been completed on January 1, 2011 and January 1, 2010 for the years ended December 31, 2011 and 2010, respectively:

	Year Ended December 31,		Percent Increase/ (Decrease)
	Pro Forma 2011	Pro Forma 2010
	(in millions, except percentages)
Pro Forma European Equities ADNV:
Matched notional value	€9,314.4	€8,117.0	14.8%
Routed notional value	66.2	30.7	115.8

Total notional value	€9,380.6	€8,147.7	15.1

Total shares	1,075.3	989.2	8.7%
Pro forma market share	24.1%	23.0%

On this basis, pro forma ADNV was €9.4 billion in 2011, compared to €8.1 billion in 2010, an increase of 15.1%. This growth is attributable to increased market volume and increased market share. The increased market share is attributable to the growth of Chi-X Europe’s operations.

U.S. Options. Over the last 10 years, ADV in exchange-traded options for the entire market has witnessed significant growth, with ADV for the entire market of 18.1 million contracts in 2011, compared to 3.2 million in 2001, which represents a 10-year compound annual growth rate of nearly 19.1%. The options exchange industry has not been immune to the financial crisis that began in the fall of 2008, however. Most participants in the options markets, including major investment banks, hedge funds and institutional and retail investors, suffered reductions in their asset and capital bases and generally reduced their level of trading activity. As a result, the growth in exchange options trading in 2009 did not keep pace with historical and recent trends as total U.S. industry volume of 3.4 billion contracts in 2009 represented an increase of only 2.5% compared to 2008 levels. Exchange-traded options industry volume in 2011 was 4.6 billion contracts, which represented an increase of 17.0% compared to 2010.

We began trading listed equity options in the United States in February 2010. The U.S. Options segment handled 148.3 million contracts during the year ended December 31, 2011 and had a 3.1% share of the U.S. equity options market. For the period from February 26, 2010 to December 31, 2010, the U.S. Options segment handled 25.1 million contracts and had a 0.5% share of the U.S. equity options market during that period.

Pricing

We strive to keep our pricing as competitive and innovative as possible. We generally assess prices on a per-share basis in our U.S. listed cash equities markets, as a percentage of notional value traded in our European listed cash equity securities market and on a per-contract basis in our U.S. listed equity options market.

In order to remain competitive in the U.S. listed cash equity securities market, we have historically maintained a low net capture spread between our “taker” fee (or in the case of BYX, “maker” fee) and our “maker” rebate (or in the case of BYX, “taker” rebate). In Europe, we also use a low net capture spread “maker-taker” pricing model. We have also employed a number of pricing specials, as discussed above. We regularly monitor the pricing and net capture spread of our competitors and our relative position, and may make pricing changes to reach market share or other targets. Any changes we make to our pricing may significantly impact our revenues.

Market Data Fees

We earn market data fees from U.S. tape plans, including the Unlisted Trading Privileges Plan, or UTP, Consolidated Tape Association Plan, or CTA, Consolidated Quotation System Plan, or CQS, and the Options Price Reporting Authority, LLC, or OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants according to their share of tape fees based on a formula, required by Regulation NMS, that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Market data fees accounted for 6.0%, 5.5% and 5.6% of total revenues in 2011, 2010 and 2009, respectively. We currently do not receive any market data fees for trades executed on BATS Chi-X Europe.

Regulatory Transaction Fees

BZX and BYX, as national securities exchanges, are assessed fees pursuant to Section 31 of the Exchange Act. BATS Chi-X Europe is not assessed any Section 31 fees because it is not a U.S. national securities exchange. Section 31 fees are assessed on the notional value of equities and options traded and are designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by BZX and BYX. BZX and BYX, in turn, collect regulatory transaction fees from their customers that equal the Section 31 fees that they pay to the SEC and recognize these amounts as incurred in revenues and costs of revenues, respectively. We act as the principal on these transactions, and therefore these transactions are reported gross in our consolidated statements of income. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in our consolidated statements of financial condition. As required by law, the amounts due to the SEC are remitted semiannually in March and September. Because we hold the cash received until payment is remitted to the SEC, we earn interest on the related cash balances. Regulatory transaction fees accounted for 16.9%, 13.3% and 13.7% of our total revenues in 2011, 2010 and 2009, respectively.

Other

Other revenues consist of port fees, which represent fees paid for connectivity to our markets, and, more recently, additional value-added products revenues. Revenues for providing access to our markets are recognized when the service is provided. We began charging port fees during the fourth quarter of 2009. Other revenues accounted for 2.1%, 1.1% and 0.3% of our total revenues in 2011, 2010 and 2009, respectively.

In 2010, we received regulatory approval to offer additional value-added products, such as historical market data in the United States and a real-time last sale data feed, for a fee. The historical market data product offers customers the ability to obtain up to three months of historical market data directly downloaded from our website and additional older periods of data via hard drives supplied by us. We charge customers a standard flat fee for each month of data accessed directly from our website and a standard flat fee per drive for historical market data provided via hard drives supplied by us. The last sale data feed is a real time data feed from which we remove all order information and include only transaction detail in time-sequence as trades occur on our order books. We charge one standard fee to any customer whose use of the last sale data feed is internal only and another standard fee to any customer who redistributes the last sale data feed to third parties.

In addition, we are currently developing a variety of other products that we expect to be able to provide for a fee in the future. Revenues from these products are subscription-based and are recognized over the life of the relevant subscription.

Components of Cost of Revenues

Cost of revenues consist of:

•	liquidity payments;

•	routing and clearing;

•	Section 31 fees; and

•	other.

Liquidity payments are the largest component of our cost of revenues.

Liquidity Payments

Liquidity payments are directly correlated to the volume of securities traded on our markets. As mentioned above, we record the liquidity rebate paid to market participants providing liquidity, in the case of BZX and BATS Chi-X Europe, as cost of revenue. During 2010, BYX began offering a pricing model pursuant to which we rebate liquidity takers for executing against an order resting on our book, which is also recorded as a cost of revenue.

Routing and Clearing

Routing and clearing are also correlated to the volume of securities routed to other market venues. We offer a multitude of order routing strategies to our customers. These strategies allow our customers to access other markets through the use of our smart-order routing tools. Most of these strategies first seek to trade against orders resting on our order books and, if filled in full, are not routed to other markets. Therefore, total routing expenses are inversely correlated to the depth on our order books because as the volume of securities traded by our customers that are matched by us against orders resting on our books increases, routing expenses decrease. In Europe, we began operating an order routing facility in December 2009 and are one of the few market centers that provides such routing services for lit venues.

As a result of the transition of our listed cash equities market to a national securities exchange, BZX, in 2008, we no longer incur fees to clear matched equity trades. However, BATS Trading, the routing facility for our U.S. listed cash equities and listed equity options markets, continues to incur clearing fees on all activity routed to other market centers because it relies on third-party clearing firms to provide this service. We continue to seek low cost initiatives for reaching other market centers and periodically negotiate new pricing contracts and methods to reach those markets.

Section 31 Fees

BZX and BYX are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. We treat these fees as a pass-through charge to customers executing eligible listed cash equities and listed equity options trades on BZX and BYX. Accordingly, we recognize that amount that we are charged under Section 31 as a cost of revenues and the corresponding amount that we charge our customers as regulatory transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.

Given that BATS Chi-X Europe is not a U.S. national securities exchange, it does not pay Section 31 fees.

Other

Other costs of revenues are mostly isolated in nature and non-recurring in the normal course of our business. The most significant items composing these costs have been entrance fees paid by BYX to become a member of the UTP, CTA and CQS U.S. tape plans in conjunction with BYX becoming a national securities exchange in 2010.

Components of Operating Expenses

Operating expenses consist of:

•	compensation and benefits;

•	depreciation and amortization;

•	systems and data communication;

•	occupancy;

•	professional contract services;

•	regulatory costs; and

•	general and administrative.

Compensation and benefits represent our largest operating expense and tend to be driven by our staffing requirements and the general dynamics of the employment market. Additional operating expenses generally support the infrastructure of our markets and technology platform and are primarily fixed in nature. As a result of the acquisition of Chi-X Europe, we expect our depreciation and amortization to increase, reflecting growth in property and equipment and the acquired intangible assets. While these expenses do not vary as a direct result of trading volume, they may increase over time as we enhance capacity and improve performance. As a public corporation, we expect general and administrative and professional costs to increase as we satisfy our obligations under the U.S. securities laws and comply with the Sarbanes-Oxley Act. The increases could include, but are not limited to, an increase in staffing levels to provide support in meeting the operational and regulatory requirements of a public corporation, additional professional fees paid to external auditors, consultants and outside counsel and fees paid to a third-party institution to provide transfer agency services for the maintenance of stockholder records.

Interest and Investment Income

Interest and investment income represents the return on the investment of excess cash. We invest our excess cash in highly liquid, capital-preserving, short-term financial investments, such as U.S. Treasury securities.

Other Income (Expense)

Other income (expense) primarily consists of foreign currency gains (losses). Foreign currency gains (losses) are recognized by us, as the functional currency of BATS Chi-X Europe is the British pound.

Income Taxes

We operated in a cumulative net loss position from inception through 2008. As a result of the net losses accumulated, the U.S. income tax benefit recorded was fully offset by a valuation allowance during those years as it was uncertain whether we would be able to utilize the associated deferred tax assets in the future. During 2009, we achieved a cumulative net income position with respect to our U.S. operations, and therefore released $7.2 million of the valuation allowance due to a change in our judgment about the ability to realize our deferred tax assets.

Our effective tax rate decreased from 43.3% in 2010 to 38.6% in 2011. The decrease in the effective tax rate in 2011 compared to 2010 was due to a federal domestic production deduction that we qualified for and a reduction in state income taxes due to changes in certain state allocations. The 2011 effective tax rate also reflects the benefit of discrete items as a result of refunds from prior year returns as a consequence of the state allocation changes.

We have elected to treat BATS Europe and Chi-X Europe as a branch and a partnership, respectively, for U.S. federal income tax purposes. As a result, the taxable income or loss of BATS Europe and Chi-X Europe are included in our consolidated U.S. federal income tax return. If our European operations become sufficiently more profitable in relation to our U.S. operations, we will reevaluate this election. If the characterization is changed, there may be a tax cost to electing to treat our U.K. entities as controlled foreign corporations, but it could result in a lower effective tax rate as corporate tax rates in the United Kingdom are generally lower than U.S. corporate tax rates. For U.K. tax purposes, BATS Europe has incurred, and is continuing to incur, income tax losses which will be carried forward and available to offset future U.K. income tax liabilities. Prior to the acquisition, Chi-X Europe also incurred income tax losses which will be carried forward and available to offset future U.K. income tax liabilities. We assessed the realizability of our U.K. deferred tax assets and determined to provide a full valuation allowance. Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

Results of Operations

The following table sets forth our consolidated statements of operations data for each of the periods indicated as a percentage of total revenues:

	Year Ended December 31,
	2011	2010	2009
Revenues:
Transaction fees	75.0%	80.1%	80.4%
Market data fees	6.0	5.5	5.6
Regulatory transaction fees	16.9	13.3	13.7
Other	2.1	1.1	0.3

Total revenues	100.0	100.0	100.0
Cost of revenues:
Liquidity payments	61.1	64.9	68.1
Routing and clearing	8.2	9.8	9.5
Section 31 fees	16.9	13.3	13.7
Other	0.0	0.1	0.0

Total cost of revenues	86.2	88.1	91.3

Revenues less cost of revenues	13.8	11.9	8.7
Operating expenses:
Compensation and benefits	4.6	3.7	2.8
Depreciation and amortization	0.9	0.8	0.5
Systems and data communication	1.1	1.3	0.9
Occupancy	0.2	0.2	0.2
Professional and contract services	1.1	0.4	0.1
Regulatory costs	0.6	0.5	0.3
Change in fair value of contingent consideration liability	0.0	0.0	0.0
General and administrative	1.2	0.8	0.6

Total operating expenses	9.7	7.7	5.4

Operating income	4.1	4.2	3.3
Interest and investment income	0.0	0.0	0.1
Other income	0.0	0.0	0.0

Income before income tax provision	4.1	4.2	3.4
Income tax provision	1.6	1.8	0.7

Net income	2.5%	2.4%	2.7%

Operating income as a percentage of revenues less cost of revenues	29.9%	35.1%	38.4%

Comparison of Years Ended December 31, 2011 and 2010

Overview

The following summarizes changes in financial performance for the year ended December 31, 2011, compared to the year ended December 31, 2010:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2011	2010
	(in millions, except percentages and members/ participants)
Total revenues	$926.6	$834.8	$91.8	11.0%
Total cost of revenues	798.6	735.6	63.0	8.6

Revenues less cost of revenues	128.0	99.2	28.8	29.0
Total operating expenses	89.7	64.4	25.3	39.3

Operating income	38.3	34.8	3.5	9.9

Income before income tax provision	38.3	35.0	3.3	9.5
Income tax provision	14.8	15.2	(0.4)	(2.4)

Net income	$23.5	$19.8	$3.7	18.7%

EBITDA(1)	$46.6	$41.2	$5.4	12.8%
EBITDA margin(2)	36.4%	41.6%
Normalized EBITDA(1)	$60.3	$42.4	$17.9	42.0%
Normalized EBITDA margin(3)	47.1%	42.8%
Operating income as a percentage of revenues less cost of revenues	29.9%	35.1%
Net income as a percentage of revenues less cost of revenues	18.4%	20.0%
Members/participants (as of period end):
BZX	384	387
BYX	237	202
U.S. Options	74	60
BATS Chi-X Europe	145	88

(1)

“EBITDA” is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before Chi-X Europe acquisition costs and IPO costs. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2011	2010
	(in millions)
Net income	$23.5	$19.8
Interest	(0.1)	(0.3)
Income tax provision	14.8	15.2
Depreciation and amortization	8.4	6.5

EBITDA	46.6	41.2
Chi-X Europe acquisition costs	11.4	—
IPO costs	2.3	1.2

Normalized EBITDA	$60.3	$42.4

(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.
(3)	Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

Revenues

Total revenues for the year ended December 31, 2011 were $926.6 million, an increase of $91.8 million, or 11.0%, compared with the same period in 2010 reflecting, in part, higher regulatory transaction fees assessed by the SEC. The following summarizes changes in revenues for the year ended December 31, 2011, compared to the year ended December 31, 2010:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2011	2010
	(in millions, except percentages)
Transaction fees	$695.4	$668.3	$27.1	4.0%
Market data fees	55.4	46.0	9.4	20.5
Regulatory transaction fees	156.4	111.0	45.4	40.9
Other	19.4	9.5	9.9	104.1

Total revenues	$926.6	$834.8	$91.8	11.0%

Transaction Fees

Transaction fees increased 4.0% to $695.4 million for the year ended December 31, 2011, representing 75.0% of total revenues, compared with $668.3 million for the prior-year period, or 80.1% of total revenues. This increase in transaction fees was largely driven by a 800.4% increase in matched contracts in the U.S. Options segment, from 15.1 million matched contracts in 2010 to 136.3 million matched contracts in 2011. This increase generated an additional $44.9 million in 2011 compared to 2010. Our European Equities segment transaction revenue increased by $8.6 million, of which $4.8 million was due to the acquisition of Chi-X Europe on November 30, 2011. Offsetting these increases was the decline in transaction fees for our U.S. Equities segment of $26.4 million, or 4.1% as the result of a higher mix of volume from BYX, which receives a significantly lower transaction fee. For the year ended December 31, 2011, 92.1% of transaction fees were attributable to BZX, while 4.3% were attributable to BYX, and the remaining 4.0% were attributable to our European Equities segment. For the year ended December 31, 2010, 97.1% of transaction fees were attributable to BZX, while 0.1% were attributable to BYX, and the remaining 2.9% were attributable to our European Equities segment.

Market Data Fees

Market data fees increased 20.5% to $55.4 million for the year ended December 31, 2011, representing 6.0% of total revenues, compared with $46.0 million for the prior-year period, or 5.5% of total revenues. This increase was largely driven by an increase in the U.S. Equities segment market share, from 10.2% in 2010 to 11.3% in 2011. The increase was also attributable to an increase in the U.S. Options segment market share, from 0.5% in 2010 to 3.1% in 2011.

Regulatory Transaction Fees

Regulatory transaction fees increased 40.9% to $156.4 million for the year ended December 31, 2011, representing 16.9% of total revenues, compared with $111.0 million for the prior-year period, or 13.3% of total revenues. This increase was largely driven by an increase in the overall notional value traded on our national securities exchanges during the period. The notional value traded on BZX and BYX during the year ended December 31, 2011 increased 18.0% over the prior-year period. Also contributing to the increase in regulatory transaction fees was an increase in the Section 31 fee assessment rate, as established by the SEC. The SEC periodically adjusts the assessment rate, which affects the amount of fees that are passed through to members by national securities exchanges. The average rate for the year ended December 31, 2011 was $19.12 per million dollars traded, compared to the prior-year average of $16.24 per million dollars traded.

Other

Other revenues increased $9.9 million to $19.4 million for the year ended December 31, 2011, compared with $9.5 million for the year ended December 31, 2010. This increase was due to a pricing increase for ports that was implemented during 2011 and an increase in the number of ports. Logical port fees increased from $250 to $400 per month and physical port fees increased from $2,000 to $2,500 per month. In addition, there was an increase in logical ports, from 3,040 at December 31, 2010 to 3,464 at December 31, 2011 and an increase in physical ports, from 14 at December 31, 2010 to 80 at December 31, 2011. The European Equities segment also started charging port fees in 2011, contributing $0.4 million to other revenues.

Cost of Revenues

Cost of revenues increased 8.6% to $798.6 million for the year ended December 31, 2011 from $735.6 million for the year ended December 31, 2010. The increase was primarily due to higher regulatory fees assessed by the SEC. The following summarizes changes in cost of revenues for the year ended December 31, 2011 compared to the prior-year period:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2011	2010
	(in millions, except percentages)
Liquidity payments	$566.1	$541.7	$24.4	4.5%
Routing and clearing	76.0	82.2	(6.2)	(7.5)
Section 31 fees	156.4	111.0	45.4	40.9
Other	0.1	0.7	(0.6)	(89.2)

Total	$798.6	$735.6	$63.0	8.6%

*	Not meaningful.

Liquidity Payments

Liquidity payments increased 4.5% to $566.1 million for the year ended December 31, 2011, representing 61.1% of total revenues, compared with $541.7 million for the prior-year period, or 64.9% of total revenues. The increase was primarily due to higher trading volumes in the U.S. Options segment, which represented 8.8% of total liquidity payments for the year ended December 31, 2011. These higher trading volumes in our U.S.

Options segment resulted in an increase in liquidity payments of $47.1 million from 2010. The European Equities segment liquidity payments increased by $4.5 million, of which $3.0 million was due to the acquisition of Chi-X Europe on November 30, 2011. Offsetting these increases was a decline in liquidity payments in the U.S. Equities segment of $27.1 million, or 5.1%, which was primarily driven by a decline in the average rate paid per one hundred matched shares, reflecting a higher mix of volume on BYX, which pays a significantly lower rebate. For the year ended December 31, 2011, liquidity payments per one hundred equity shares matched on our national securities exchanges decreased 7.8% to $ 0.217, down from $0.235 in the prior-year period.

Routing and Clearing

Routing and clearing fees decreased 7.5% to $76.0 million for the year ended December 31, 2011, representing 8.2% of total revenues, compared with $82.2 million for the prior-year period, or 9.8% of total revenues. This decrease in routing and clearing fees was driven by a 21.0% decrease in the ADV of shares routed in the U.S. Equities segment compared to the prior-year period, which represented 93.9% of total routing and clearing fees for the year ended December 31, 2011.

Section 31 Fees

Section 31 fees increased 40.9% to $156.4 million for the year ended December 31, 2011, representing 16.9% of total revenues, compared with $111.0 million for the prior-year period or 13.3% of total revenues for the reasons stated previously under “Regulatory Transaction Fees.”

Revenues Less Cost of Revenues

Revenues less cost of revenues as a percentage of total revenues increased to 13.8% for the year ended December 31, 2011 compared to 11.9% for the year ended December 31, 2010, primarily as a result of the increase in the business conducted by our European Equities and U.S. Options segments, which generally have greater spreads between transaction fees and liquidity payments per share than our U.S. Equities segment. Also contributing to the increase was the 20.3% increase in net capture per one hundred touched shares in our U.S. Equities segment. The increase in net capture was due to price changes implemented in our U.S. Equities and U.S. Options segments. In the U.S. Equities segment, we changed pricing in July 2011 and recognized $14.6 million more in revenues less cost of revenues during the year as a result of the increased net capture rate. If this increased rate had been implemented in January 2011 and the volume of equities traded did not change from January 2011 through June 2011, we would have recognized $12.1 million more in revenues less cost of revenues for the entire year, for a total of $26.7 million for the entire year. In our U.S. Options segment, we changed pricing in August 2011 and recognized $5.3 million more in revenues less cost of revenues during the year as a result of the increased net capture rate. If this increased rate had been implemented in January 2011, and the volume of options traded did not change from January 2011 through July 2011, we would have recognized $6.2 million more in revenues less cost of revenues for the entire year, for a total of $11.5 million for the entire year.

The following summarizes the components of revenues less cost of revenues in 2011, presented as a percentage of revenues less cost of revenues and compared to the prior-year period:

	Year Ended December 31,		Percent Increase/ (Decrease)	Percent of Revenues Less Cost of Revenues
	2011	2010		2011	2010
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$53.3	$44.4	19.9%	41.6%	44.8%
Market data fees	55.4	46.0	20.5	43.3	46.4
Regulatory transaction fees less Section 31 fees	—	—	—	—	—
Other revenues less other cost of revenues	19.3	8.8	119.7	15.1	8.8

Revenues less cost of revenues	$128.0	$99.2	29.0%	100.0%	100.0%

Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

Transaction fees less liquidity payments and routing and clearing costs increased 19.9% to $53.3 million for the year ended December 31, 2011, representing 41.6% of revenues less cost of revenues, compared with $44.4 million for the prior-year period, or 44.8% of revenues less cost of revenues. The increase was primarily driven by a 20.3% increase in net capture per one hundred touched shares in the U.S. Equities segment, from $0.014 in 2010 to $0.017 in 2011. As a result of the increase in net capture, transaction fees less liquidity payments and routing and clearing costs increased $7.7 million. The increase was also due to higher transaction volume in our European Equities segment, which generally generates a greater spread between transaction fees and liquidity payments per share than our U.S. Equities segment, and resulted in increased transaction fees less liquidity payments and routing and clearing costs of $3.1 million. Inverted pricing specials in the U.S. Options segment offset the increases in transaction fees less liquidity payments and routing and clearing costs by $2.0 million.

Market Data Fees

Market data fees increased 20.5% to $55.4 million for the year ended December 31, 2011, representing 43.3% of revenues less cost of revenues, compared with $46.0 million for the prior-year period, or 46.4% of revenues less cost of revenues. For purposes of calculating these percentages, we have not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. This increase was driven by an increase in the U.S. Equities segment market share from 10.2% for the year ended December 31, 2010 to 11.3% for the year ended December 31, 2011, resulting in an increase of $6.7 million from 2010 to 2011. Further contributing to the increase was an increase in the U.S. Options segment market share, from 0.5% for the period from February 28, 2010 to December 31, 2010 to 3.1% for the year ended December 31, 2011, resulting in an increase of $2.8 million from 2010 to 2011.

Other Revenues Less Other Cost of Revenues

Other revenues less other cost of revenues increased to $19.3 million for the year ended December 31, 2011, representing 15.1% of revenues less cost of revenues, compared with $8.8 million for the prior-year period, or 8.8% of revenues less cost of revenues. This increase was due to the increase in number of logical and physical ports and pricing changes for logical and physical ports for the reasons stated previously under “Other.”

Fluctuations in Revenues Less Cost of Revenues

Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and our share of those volumes, while net capture variances are driven by pricing changes. The following summarizes the fluctuations in revenues less cost of revenues from December 31, 2010 to December 31, 2011 and attributes the fluctuations to various sources:

	Total	Percentage of Total
	(in millions)
Market volume	$(1.2)	(4.3)%
Market share	24.3	84.4
Net capture	(4.4)	(15.1)
Chi-X Europe acquisition	2.0	6.9
Other	8.1	28.1

Revenues less cost of revenues	$28.8	100.0%

The increase in revenues less cost of revenues was primarily driven by increases in market share by the U.S. Equities segment from 10.2% in 2010 to 11.3% in 2011 and U.S. Options segment from 0.5% in 2010 to 3.1% in 2011. The $8.1 million increase in other was attributable to the increase in port fee pricing implemented in January and February 2011.

Operating Expenses

Total operating expenses increased 39.3% to $89.7 million for the year ended December 31, 2011, compared with $64.4 million for the year ended December 31, 2010. $9.0 million of the $25.3 million increase over the prior-year period was due to the inclusion of Chi-X Europe operating expenses for the month of December 2011, and was primarily due to an increase in compensation and benefits expense driven by $4.6 million in termination benefits related to Chi-X Europe employees and the addition of 50 employees from Chi-X Europe. We expect to incur approximately $5.1 million in additional compensation and benefits expense in 2012 related to termination benefit payments related to Chi-X Europe employees. Also driving the increase was an increase in costs incurred related to the Chi-X Europe acquisition and this offering. The following summarizes changes in operating expenses for the year ended December 31, 2011, compared to the prior-year period:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2011	2010
	(in millions)
Operating expenses:
Compensation and benefits	$42.9	$30.6	$12.3	40.3%
Depreciation and amortization	8.4	6.5	1.9	28.4
Systems and data communication	10.1	10.9	(0.8)	(7.4)
Occupancy	1.5	1.4	0.1	7.3
Professional and contract services	10.3	3.1	7.2	228.9
Regulatory costs	5.5	4.5	1.0	21.0
Change in fair value of contingent consideration liability	0.3	—	0.3	100.0
General and administrative	10.7	7.4	3.3	47.1

Total operating expenses	$89.7	$64.4	$25.3	39.3%

Compensation and Benefits

Compensation and benefits increased by $12.3 million to $42.9 million for the year ended December 31, 2011, representing 4.6% of total revenues, compared with $30.6 million for the prior-year period, or 3.7% of total revenues. The increase was primarily due to $4.6 million in termination benefits to certain Chi-X Europe employees. Also contributing to the increase were expenses associated with the increase in headcount related to the Chi-X Europe acquisition, an increase in 2011 U.S. employee headcount and annual pay increases.

Depreciation and Amortization

Depreciation and amortization increased by $1.9 million to $8.4 million for the year ended December 31, 2011, compared with $6.5 million for the same period in 2010, primarily reflecting additions to property and equipment placed in service subsequent to December 31, 2010 related to the enhancement and expansion of the Slough data center in the U.K. The increase also reflects amortization expense of $0.4 million from the intangible assets acquired from Chi-X Europe.

Systems and Data Communication

Systems and data communication costs decreased by $0.8 million to $10.1 million for the year ended December 31, 2011, compared with $10.9 million for the same period in 2010. The decrease was primarily due to the OPRA plan entrance fee of $1.5 million in 2010, as well as the enhancement and expansion of our data center space and increased costs for electricity at our data center which we incurred as a result of launching our U.S. listed equity options market and BYX during 2010, which required additional bandwidth to connect to the

National Market System and provide a direct feed of quote and trade activity to the system in connection with our participation in U.S. tape plans. This decrease in 2011 was offset by additional costs resulting from the Chi-X Europe acquisition and duplicate Slough and Dockland data center costs associated with the European data center move in 2011.

Occupancy

Occupancy expenses increased to $1.5 million for the year ended December 31, 2011, from $1.4 million in 2010, driven by the incremental occupancy costs incurred as a result of the Chi-X Europe acquisition.

Professional and Contract Services

Professional and contract services fees increased by $7.2 million to $10.3 million for the year ended December 31, 2011, compared with $3.1 million for the prior-year period. The increase was primarily due to $2.3 million in legal and professional services rendered during 2011 in preparation of becoming a public company, as well as professional and contract services of $5.7 million rendered in connection with the acquisition of Chi-X Europe in 2011.

Regulatory Costs

Regulatory costs increased by $1.0 million to $5.5 million for the year ended December 31, 2011, compared with $4.5 million for the same period in 2010. The increase was primarily due to an increase in fees paid to FINRA and CBOE under our regulatory contracts. With respect to our regulatory contracts with FINRA and CBOE, we are billed for time spent by FINRA and CBOE staff working on an examination or investigation related to our U.S. markets. As a result of our market share growth during 2011, the number of examinations and investigations conducted increased. During 2011 we changed regulatory service vendors, from FINRA to CBOE. In conjunction with the transition to CBOE, FINRA continues to provide some regulatory services to BZX and BYX under the FINRA RSA, including completing examinations and investigations that were in process with BZX and BYX.

Change in Fair Value of Contingent Consideration Liability

Change in fair value of contingent consideration liability was $0.3 million for the year ended December 31, 2011, due to the passage of time from the Chi-X Europe acquisition date of November 30, 2011 to December 31, 2011.

General and Administrative

General and administrative expenses increased by $3.3 million to $10.7 million for the year ended December 31, 2011, compared with $7.3 million for the prior-year period. This increase was due primarily to $1.9 million in Chi-X Europe acquisition costs, including stamp duty transaction tax of $1.8 million.

Operating Income

As a result of the items above, operating income for the year ended December 31, 2011 was $38.3 million, or 29.9% of revenues less cost of revenues, compared to $34.8 million, or 35.1% of revenues less cost of revenues, for the year ended December 31, 2010, an increase of $3.5 million, or 9.9%.

Interest and Investment Income

Interest and investment income decreased by $0.2 million to $0.1 million for the year ended December 31, 2011, compared with $0.3 million for the prior-year period. This decrease was primarily due to lower yields realized on invested cash in the year ended December 31, 2011 compared with the same period in 2010. During these periods we primarily invested our excess cash in highly liquid, short-term investments such as U.S. Treasury securities.

Other Expense

Other expense remained consistent at $0.1 million for the years ended December 31, 2011 and December 31, 2010.

Income before Income Tax Provision

As a result of the above, income before income tax provision for the year ended December 31, 2011 was $38.3 million compared to $35.0 million for the year ended December 31, 2010, an increase of $3.3 million.

Income Tax Provision

For the year ended December 31, 2011, the income tax provision was $14.8 million compared with $15.2 million for the year ended December 31, 2010. The effective tax rate for the year ended December 31, 2011 was 38.6%, compared to 43.3% for the year ended December 31, 2010. The decrease in the effective tax rate in 2011 compared to 2010 was due to a federal domestic production deduction we qualified for and a reduction in state income taxes due to changes in certain state allocations. The 2011 effective tax rate also reflects the benefit of discrete items as a result of refunds from prior year returns as a consequence of the state allocation changes.

Net Income

As a result of the items above, net income for the year ended December 31, 2011 was $23.5 million, or 18.4% of revenues less cost of revenues, compared to $19.8 million, or 20.0% of revenues less cost of revenues, for the year ended December 31, 2010, an increase of $3.7 million.

Segment Operating Results

The following summarizes our total revenues by segment:

			% Increase/ (Decrease)	% of Total Revenues
	2011	2010		2011	2010
	(in millions)
U.S. Equities	$840.8	$808.2	4.0%	90.7%	96.8%
European Equities	28.3	19.1	48.5	3.1	2.3
U.S. Options	57.5	7.5	*	6.2	0.9

Total revenues	$926.6	$834.8	11.0%	100.0%	100.0%

*	Not meaningful.

The following summarizes our revenues less cost of revenues by segment:

			% Increase/ (Decrease)	% of Total Revenues
	2011	2010		2011	2010
	(in millions)
U.S. Equities	$115.4	$91.2	26.5%	12.4%	10.9%
European Equities	10.6	6.9	54.1	1.1	0.9
U.S. Options	2.0	1.1	77.5	0.2	0.1

Revenues less cost of revenues	$128.0	$99.2	29.0%	13.7%	11.9%

U.S. Equities

The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Equities segment:

	Year Ended December 31,		% Increase/ (Decrease)	% of Total Revenues
	2011	2010		2011	2010
	(in millions, except percentages)
Revenues:
Transaction fees	$616.2	$642.6	(4.1)%	66.5%	77.0%
Market data fees	52.0	45.3	14.7	5.6	5.4
Regulatory transaction fees	153.9	110.8	38.9	16.6	13.3
Other	18.7	9.5	96.5	2.0	1.1

Total revenues	840.8	808.2	4.0	90.7	96.8
Cost of revenues:
Liquidity payments	499.9	527.0	(5.1)	54.0	63.1
Routing and clearing payments	71.5	78.5	(9.0)	7.7	9.4
Section 31 fees	153.9	110.8	38.9	16.6	13.3
Other	0.1	0.7	(91.1)	0.0	0.1

Total cost of revenues	725.4	717.0	1.2	78.2	85.9

Revenues less cost of revenues	115.4	91.2	26.5	12.5	10.9
Operating expenses	45.7	40.6	12.4	4.9	4.9

Operating income	$69.7	$50.6	37.8%	7.6%	6.0%

EBITDA(1)	$74.5	$55.0	35.2%
EBITDA margin(2)	64.6%	60.3%
Operating income as a percentage of revenues less cost of revenues	60.4%	55.5%

(1)

“EBITDA” is defined as income before interest, income taxes, depreciation and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA differently than we do. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2011					2010
	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
	(in millions)
Net income (loss)	$46.5	$(21.5)	$(4.4)	$2.9	$23.5	$32.1	$(8.3)	$(6.2)	$2.2	$19.8
Interest	(0.1)	—	—	—	(0.1)	(0.3)	—	—	—	(0.3)
Income tax provision (benefit)	23.4	(3.1)	—	(5.5)	14.8	18.7	—	—	(3.5)	15.2
Depreciation and amortization	4.7	2.8	0.9	—	8.4	4.5	1.2	0.7	0.1	6.5

EBITDA	$74.5	$(21.8)	$(3.5)	$(2.6)	$46.6	$55.0	$(7.1)	$(5.5)	$(1.2)	$41.2

(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.

For the year ended December 31, 2011, U.S. Equities operating income increased $19.1 million, to $69.7 million. While total shares traded on our U.S. listed cash equities markets remained relatively flat from 2011 to 2010, operating income increased primarily due to a $9.2 million increase in other revenue as we increased our port pricing in January and February 2011. Also contributing to the increase was a 20.3% increase in net capture per one hundred touched shares in the U.S. Equities segment, from $0.014 in 2010 to $0.017 in 2011, which resulted in $8.9 million in incremental revenues less cost of revenues. The increase in market share from 2010 to 2011 resulted in an increase of market data revenue of $6.7 million. These increases were offset by a 7.4% decline in overall U.S. equities market volume, which resulted in a $2.2 million decrease in revenues less cost of revenues.

European Equities

The following table shows revenues, cost of revenues, operating expenses and operating loss for our European Equities segment:

	Year Ended December 31,		% Increase/ (Decrease)	% of Total Revenues
	2011	2010		2011	2010
	(in millions)
Revenues	$28.3	$19.1	48.5%	3.1%	2.3%
Cost of revenues	17.7	12.2	45.4	1.9	1.4

Revenues less cost of revenues	10.6	6.9	54.1	1.1	0.9
Operating expenses	35.0	15.2	130.8	3.8	1.8

Operating loss	(24.4)	$(8.3)	194.7%	(2.7)%	(0.9)%

EBITDA(1)	$(21.8)	$(7.1)	208.5%
EBITDA margin(2)	(204.9)%	*
Operating income as a percentage of revenues less cost of revenues	(229.4)%	*

*	Not meaningful.
(1)	See footnote (1) to the table under “—U.S. Equities” above for a reconciliation of net loss to EBITDA.
(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.

For the year ended December 31, 2011, the European Equities segment’s operating loss increased $16.1 million to $24.4 million, primarily driven by $11.4 million of expenses related to the Chi-X Europe acquisition. Revenues less cost of revenues resulting from the Chi-X Europe acquisition were $2.0 million for the month of December 2011. An increase of $9.0 million in operating expenses over the prior-year period was due to the inclusion of Chi-X Europe operating expenses for the month of December 2011.

U.S. Options

The following summarizes revenues, cost of revenues, operating expenses and operating loss for our U.S. Options segment:

	Year Ended December 31,		% Increase/ (Decrease)	% of Total Revenues
	2011	2010		2011	2010
	(in millions)
Revenues:
Transaction fees	$51.5	$6.6	*	5.6%	0.8%
Market data fees	3.4	0.6	*	0.4	0.1
Regulatory transaction fees	2.5	0.3	*	0.3	—
Other	0.1	—	*	—	—

Total revenues	57.5	7.5	*	6.3	0.9
Cost of revenues:
Liquidity payments	50.1	3.0	*	5.4	0.4
Routing and clearing payments	2.9	3.1	(6.9)%	0.3	0.4
Section 31 fees	2.5	0.3	*	0.3	—

Total cost of revenues	55.5	6.4	*	6.0	0.8

Revenues less cost of revenues	2.0	1.1	77.5	0.3	0.1
Operating expenses	6.4	7.3	(11.8)	0.7	0.9

Operating loss	$(4.4)	$(6.2)	(28.0)	(0.4)%	(0.8)%

EBITDA(1)	$(3.5)	$(5.5)	(35.0)
EBITDA margin(2)	(178.9)%	*
Operating loss as a percentage of revenues less cost of revenues	(223.1)%	*

*	Not meaningful.
(1)	See footnote (1) to the table under “—U.S. Equities” above for a reconciliation of net loss to EBITDA.
(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.

The U.S. Options segment launched trading operations in the first quarter of 2010. The decrease in operating loss is primarily due to the increase in market share from 0.5% for the period from February 28, 2010 to December 31, 2010 to 3.1% for the year ended December 31, 2011. Also contributing to the decrease in operating loss was an increase in total contracts, from 25.1 million for the period ended December 31, 2010 to 148.3 million for the year ended December 31, 2011, as well as a decrease in systems and data communication costs of nearly $1.5 million compared to the prior year period due to the OPRA entrance fee paid during 2010 in connection with the launch of the U.S. Options market. During the first, second and third quarters of 2011, the U.S. Options segment experienced operating losses of $2.5 million, $2.0 million and $0.5 million, respectively, while it generated operating income of $0.6 million during the fourth quarter of 2011.

Comparison of Years Ended December 31, 2010 and 2009

Overview

The following summarizes changes in financial performance for the year ended December 31, 2010, compared to the year ended December 31, 2009:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2010	2009
	(in millions, except percentages and members/ participants)
Total revenues	$834.8	$908.2	$(73.4)	(8.1)%
Total cost of revenues	735.6	829.3	(93.7)	(11.3)

Revenues less cost of revenues	99.2	78.9	20.3	25.7
Total operating expenses	64.4	48.6	15.8	32.4

Operating income	34.8	30.3	4.5	15.1

Income before income tax provision	35.0	30.5	4.5	14.7
Income tax provision	15.2	6.0	9.2	153.0

Net income	$19.8	$24.5	$(4.7)	(19.1)%

EBITDA(1)	$41.2	$34.8	$6.4	18.5%

EBITDA margin(2)	41.6%	44.1%
Normalized EBITDA(1)	$42.4	$34.8	$7.6	21.9%
Normalized EBITDA margin(3)	42.8%	44.1%
Operating income as a percentage of revenues less cost of revenues	35.1%	38.4%
Net income as a percentage of revenues less cost of revenues	20.0%	31.1%
Members/participants (as of period end):
BZX	387	382
BYX	202	—
U.S. Options	60	—
BATS Europe	88	74

(1)

“EBITDA” is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before Chi-X Europe acquisition costs and IPO costs. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2010	2009
	(in millions)
Net income	$19.8	$24.5
Interest	(0.3)	(0.5)
Income tax provision	15.2	6.0
Depreciation and amortization	6.5	4.8

EBITDA	41.2	34.8
IPO costs	1.2	—

Normalized EBITDA	$42.4	$34.8

(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.
(3)	Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

Revenues

Total revenues for the year ended December 31, 2010 were $834.8 million, a decrease of $73.4 million, or 8.1%, compared with the same period in 2009 reflecting, in large part, lower overall market activity. The following summarizes changes in revenues for the year ended December 31, 2010, compared to the year ended December 31, 2009:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2010	2009
	(in millions)
Transaction fees	$668.3	$730.1	$(61.8)	(8.5)%
Market data fees	46.0	50.7	(4.7)	(9.2)
Regulatory transaction fees	111.0	125.0	(14.0)	(11.1)
Other	9.5	2.4	7.1	297.0

Total revenues	$834.8	$908.2	$(73.4)	(8.1)%

Transaction Fees

Transaction fees decreased 8.5% to $668.3 million for the year ended December 31, 2010, representing 80.1% of total revenues, compared with $730.1 million for the prior-year period, or 80.4% of total revenues. This decrease in transaction fees was largely driven by a 12.8% decrease in the total number of shares matched on our U.S. listed cash equities markets in 2010 compared to 2009. The decrease in volume on our markets is consistent with a 13.0% decline in total U.S. equity market volume over the same period. The lower transaction fees that we recognized in 2010 in our U.S. Equities segment (which represented 77.0% of our total revenues) were partially offset by an increase in transaction fees that we recognized in our European Equities segment, from $7.2 million for the year ended December 31, 2009 to $19.1 million for the year ended December 31, 2010. This increase was the result of an increase in the notional value traded on BATS Europe from €187.9 billion in 2009 to €511.9 billion in 2010. For the year ended December 31, 2010, 97.1% of transaction fees were attributable to BZX, while 0.1% were attributable to BYX, and the remaining 2.9% were attributable to our European Equities segment. For the year ended December 31, 2009, 99.0% of transaction fees were attributable to BZX, while 1.0% were attributable to our European Equities segment.

Market Data Fees

Market data fees decreased 9.2% to $46.0 million for the year ended December 31, 2010, representing 5.5% of total revenues, compared with $50.7 million for the prior-year period, or 5.6% of total revenues. This decrease was largely driven by a 4.6% decrease in the total market data pools in the United States that were available to the U.S. tape plan administrators for distribution in 2010, compared to the prior-year period, reflecting a decline in total U.S. equity market volume. Our share of market data fees available from the U.S. tape plans was also affected by lower volumes on our U.S. listed cash equities markets in 2010 compared to 2009 but was offset, in part, by additional transactions that we reported from our U.S. listed equity options market, which we launched in February 2010.

Regulatory Transaction Fees

Regulatory transaction fees decreased 11.1% to $111.0 million for the year ended December 31, 2010, representing 13.3% of total revenues, compared with $125.0 million for the prior-year period, or 13.7% of total revenues. This decrease was largely driven by a decrease in the Section 31 fee assessment rate, as established by the SEC. The SEC periodically adjusts the assessment rate, which affects the amount of fees that are passed through to members by national securities exchanges. The average rate for the year ended December 31, 2010 was $16.24 per million dollars traded, compared to the prior-year average of $19.15 per million dollars traded. Partially offsetting this 15.2% decrease in the assessment rate was an increase in the overall notional value traded on our national securities exchanges during the period. The notional value traded on BZX and BYX during the year ended December 31, 2010 increased 4.6% over the prior-year period.

Other

Other revenues increased $7.1 million to $9.5 million for the year ended December 31, 2010, compared with $2.4 million for the year ended December 31, 2009. This increase is due to the fact that we began charging our U.S. members of BZX for port access in the fourth quarter of 2009, as discussed above, and we recognized a full year of such revenue in 2010.

Cost of Revenues

Cost of revenues decreased 11.3% to $735.6 million for the year ended December 31, 2010 from $829.3 million for the year ended December 31, 2009. The decrease was primarily due to lower trading volumes in our U.S. Equities segment during 2010, offset by higher routing and clearing fees. The following summarizes changes in cost of revenues for the year ended December 31, 2010 compared to the prior-year period:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2010	2009
	(in millions)
Liquidity payments	$541.7	$618.2	$(76.5)	(12.4)%
Routing and clearing	82.2	86.1	(3.9)	(4.5)
Section 31 fees	111.0	125.0	(14.0)	(11.1)
Other	0.7	—	0.7	*

Total	$735.6	$829.3	$(93.7)	(11.3)%

*	Not meaningful.

Liquidity Payments

Liquidity payments decreased 12.4% to $541.7 million for the year ended December 31, 2010, representing 64.9% of total revenues, compared with $618.2 million for the prior-year period, or 68.1% of total revenues. The decrease was primarily due to lower trading volumes in our U.S. Equities segment, which represented 97.3% of total liquidity payments for the year ended December 31, 2010 and decreased 13.0% compared to the prior year. The decrease was also driven by reduced “maker” rebates paid on matched shares. In the year ended December 31, 2010, liquidity payments per one hundred equity shares matched on our national securities exchanges decreased 0.7% to $0.235, down from $0.237 in the prior-year period.

Routing and Clearing

Routing and clearing fees decreased 4.5% to $82.2 million for the year ended December 31, 2010, representing 9.8% of total revenues, compared with $86.1 million for the prior-year period, or 9.5% of total revenues. This decrease in routing and clearing fees was driven by a 9.3% decrease, compared to the prior-year period, in the total shares routed in the U.S. Equities segment, which represented 95.6% of total routing and clearing fees for the year ended December 31, 2010.

Section 31 Fees

Section 31 fees decreased 11.1% to $111.0 million for the year ended December 31, 2010, representing 13.3% of total revenues, compared with $125.0 million for the prior-year period or 13.7% of total revenues for the reasons stated previously under “Regulatory Transaction Fees.”

Revenues Less Cost of Revenues

Revenues less cost of revenues as a percentage of total revenues increased to 11.9% in the year ended December 31, 2010 compared to 8.7% for the year ended December 31, 2009, primarily as a result of the increase in the business conducted by our European Equities and U.S. Options segments, which generally have greater spreads between transaction fees and liquidity payments per share than our U.S. Equities segment. The following summarizes the components of revenues less cost of revenues in 2010, presented as a percentage of revenues less cost of revenues and compared to the prior-year period:

	Year Ended December 31,		Percent Increase/ (Decrease)	Percent of Revenues Less Cost of Revenues
	2010	2009		2010	2009
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$44.4	$25.8	71.9%	44.8%	32.8%
Market data fees	46.0	50.7	(9.2)	46.4	64.2
Regulatory transaction fees less Section 31 fees	—	—	—	—	—
Other revenues less other cost of revenues	8.8	2.4	270.2	8.8	3.0

Revenues less cost of revenues	$99.2	$78.9	25.7%	100.0%	100.0%

Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

Transaction fees less liquidity payments and routing and clearing costs increased 71.9% to $44.4 million for the year ended December 31, 2010, representing 44.8% of revenues less cost of revenues, compared with $25.8 million for the prior-year period, or 32.8% of revenues less cost of revenues. The increase was primarily due to the fact that in the second quarter of 2009, we ended an inverted pricing special, resulting in increased transaction fees less liquidity payments and routing and clearing costs of $10.3 million. The increase was also due to higher transaction volume in our European Equities operations, which generally generate a greater spread between transaction fees and liquidity payments per share than our U.S. Equities segment, and resulted in increased transaction fees less liquidity payments and routing and clearing costs of $5.8 million.

Market Data Fees

Market data fees decreased 9.2% to $46.0 million for the year ended December 31, 2010, representing 46.4% of revenues less cost of revenues, compared with $50.7 million for the prior-year period, or 64.2% of revenues less cost of revenues. For purposes of calculating these percentages, we have not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. This decrease was largely driven by a 4.6% decrease in the total market data pools in the United States that were available to the U.S. tape plan administrators for distribution in 2010, compared to the prior-year period, reflecting a decline in total U.S. equity market volume. Our share of market data fees available from the U.S. tape plans was also affected by lower volumes on our U.S. listed cash equities markets in 2010 compared to 2009 but was offset, in part, by additional transactions that we reported from our U.S. listed equity options market, which we launched in February 2010.

Other Revenues Less Other Cost of Revenues

Other revenues less other cost of revenues increased to $8.8 million for the year ended December 31, 2010, representing 8.8% of revenues less cost of revenues, compared with $2.4 million for the prior-year period, or 3.0% of revenues less cost of revenues. This increase is due to the fact that we began charging our U.S. members of BZX for port access in the fourth quarter of 2009, and we recognized a full year of such revenue in 2010.

Fluctuations in Revenues Less Cost of Revenues

Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and our share of this volume, while net capture variances are driven by pricing changes. The following summarizes the fluctuations in revenues less cost of revenues from December 31, 2009 to December 31, 2010 and attributes the fluctuations to various sources:

	Total	Percentage of Total
	(in millions)
Market volume	$(2.3)	(11.3)%
Market share	(1.9)	(9.2)
Net capture	19.8	97.7
Other	4.6	22.8

Revenues less cost of revenues	$20.2	100.0%

The increase in revenues less cost of revenues was primarily driven by an increase in the net capture. The net capture increase was primarily attributed to a shift from inverted pricing on Tape B during the first four months of 2009. In addition, the European Equities segment had inverted pricing on some securities for a portion of 2009 and the portion of U.S. Equities volume that was hidden increased from 2009 to 2010. We earn a larger net capture spread on hidden volume due to lower liquidity fees rebated. Other increased due to the fact that we began charging our BZX members for port access in the fourth quarter of 2009, and we recognized a full year of such revenue in 2010. These increases were partially offset by an unfavorable variance in revenues less cost of revenues from market volume, which was primarily attributed to a 13% decrease in overall U.S. equity market volumes during 2010.

Operating Expenses

Total operating expenses increased 32.4% to $64.4 million for the year ended December 31, 2010, compared with $48.6 million for the year ended December 31, 2009. The increase was primarily due to an increase in compensation and benefits expense driven by a 13.4% increase in our number of employees from 2009 to 2010 and higher systems and data communication expense due to the additions of BYX and our U.S. listed equity options market in 2010. The following summarizes changes in operating expenses for the year ended December 31, 2010, compared to the prior-year period:

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2010	2009
	(in millions)
Operating expenses:
Compensation and benefits	$30.6	$25.1	$5.5	22.2%
Depreciation	6.6	4.8	1.8	36.0
Systems and data communication	10.9	7.8	3.1	38.8
Occupancy	1.4	1.4	(0.0)	(2.8)
Professional and contract services	3.1	1.3	1.8	137.9
Regulatory costs	4.5	2.8	1.7	63.2
General and administrative	7.3	5.4	1.9	35.0

Total operating expenses	$64.4	$48.6	$15.8	32.4%

Compensation and Benefits

Compensation and benefits increased by $5.5 million to $30.6 million for the year ended December 31, 2010, representing 3.7% of total revenues, compared with $25.1 million for the prior-year period, or 2.8% of total revenues. The increase was primarily due to an increase in our number of employees, compensation increases and grants of stock options. The increase in employees was primarily to support our BZX and BYX exchange infrastructure and further development of our technology platform as we increased our scale in the United States and Europe.

Depreciation

Depreciation increased by $1.8 million to $6.6 million for the year ended December 31, 2010, compared with $4.8 million for the same period in 2009, primarily reflecting additions to property and equipment placed in service during 2009 for the enhancement of our trading technology platform and the launch of our U.S. listed equity options market and BYX in 2010.

Systems and Data Communication

Systems and data communication costs increased by $3.1 million to $10.9 million for the year ended December 31, 2010, compared with $7.8 million for the same period in 2009. The increase was primarily due to the OPRA plan entrance fee of $1.5 million, as well as the enhancement and expansion of our data center space and increased costs for electricity at our data center which we incurred as a result of launching our U.S. listed equity options market and BYX during 2010, which required additional bandwidth to connect to the National Market System and provide a direct feed of quote and trade activity to the system in connection with our participation in U.S. tape plans.

Occupancy

Occupancy expenses remained constant at $1.4 million for the year ended December 31, 2010 and 2009, as no material changes were made to office space leased during the periods.

Professional and Contract Services

Professional and contract services fees increased by $1.8 million to $3.1 million for the year ended December 31, 2010, compared with $1.3 million for the prior-year period. The increase was primarily due to legal and professional services rendered in preparation of becoming a public company and internal audit services outsourced during 2010 preparing us for compliance with Sarbanes-Oxley Act requirements.

Regulatory Costs

Regulatory costs increased by $1.7 million to $4.5 million for the year ended December 31, 2010, compared with $2.8 million for the same period in 2009. The increase was primarily due to an increase in fees paid to FINRA under our regulatory contract, as well as additional regulatory costs incurred in connection with the launch of our U.S. listed equity options market and our second national securities exchange in the United States, BYX. With respect to our regulatory contract with FINRA, we are billed for time spent by FINRA staff working on an examination or investigation related to one of our U.S. markets. Much of the increase in our regulatory costs between 2009 and 2010 relates to work occurring on examinations and investigations initiated in late 2008 and early 2009 after we launched BZX as a national securities exchange and an overall increase in the number of matters under review by FINRA on our behalf.

General and Administrative

General and administrative expenses increased by $1.9 million to $7.3 million for the year ended December 31, 2010, compared with $5.4 million for the prior-year period. This increase was due primarily to increased computer support, travel and entertainment and marketing.

Operating Income

As a result of the items above, operating income for the year ended December 31, 2010 was $34.8 million, or 35.1% of revenues less cost of revenues, compared to $30.3 million, or 38.4% of revenues less cost of revenues, for the year ended December 31, 2009, an increase of $4.5 million, or 15.1%.

Interest and Investment Income

Interest and investment income decreased by $0.2 million to $0.3 million for the year ended December 31, 2010, compared with $0.5 million for the prior-year period. This decrease was primarily due to lower yields realized on invested cash in the year ended December 31, 2010 compared with the same period in 2009. During these periods we invested our excess cash in highly liquid, short-term investments such as U.S. Treasury securities.

Other Income (Expense)

Other expenses decreased by $0.2 million to $0.1 million for the year ended December 31, 2010, compared with $0.3 million for the prior-year period as the result of $0.2 million in disposal of property and equipment during 2009.

Income before Income Tax Provision

As a result of the above, income before income tax provision for the year ended December 31, 2010 was $35.0 million compared to $30.5 million in the year ended December 31, 2009, an increase of $4.5 million.

Income Tax Provision

For the year ended December 31, 2010, the income tax provision was $15.2 million compared with $6.0 million for the year ended December 31, 2009. Our income tax provision increased due to a change in our overall tax position during the year ended December 31, 2010. As a result of our profitability in 2009, all of our remaining net operating loss carryforwards were utilized to offset our 2009 taxable income. As a result of our ability to realize the benefits of our net operating loss carryforwards and other deferred tax assets, in 2009, we released the remaining portion of the valuation allowance which had been recorded against such deferred tax assets. The effect of reversing the valuation allowance in 2009 was a reduction in our effective tax rate that did not recur in 2010. The effective tax rate for the year ended December 31, 2010 was 43.3%, compared to 19.6% for the year ended December 31, 2009.

Net Income

As a result of the items above, net income for the year ended December 31, 2010 was $19.8 million, or 20.0% of revenues less cost of revenues, compared to $24.5 million, or 31.1% of revenues less cost of revenues, in the year ended December 31, 2009, a decrease of $4.7 million.

Segment Operating Results

The following summarizes our total revenues by segment:

	2010	2009	% Increase/ (Decrease)	% of Total Revenues
				2010	2009
	(in millions)
U.S. Equities	$808.2	$901.0	(10.3)%	96.8%	99.2%
European Equities	19.1	7.2	166.6	2.3	0.8
U.S. Options	7.5	—	*	0.9	—

Total revenues	$834.8	$908.2	(8.1)%	100.0%	100.0%

*	Not meaningful.

The following summarizes our revenues less cost of revenues by segment:

	2010	2009	% Increase/ (Decrease)	% of Total Revenues
				2010	2009
	(in millions)
U.S. Equities	$91.2	$77.8	17.1%	10.9%	8.6%
European Equities	6.9	1.1	*	0.9	0.1
U.S. Options	1.1	—	*	0.1	—

Revenues less cost of revenues	$99.2	$78.9	25.7%	11.9%	8.7%

*	Not meaningful.

U.S. Equities

The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Equities segment:

	Year Ended December 31,		% Increase/ (Decrease)	% of Total Revenue
	2010	2009		2010	2009
	(in millions, except percentages)
Revenues:
Transaction fees	$642.6	$723.0	(11.1)%	77.0%	79.6%
Market data fees	45.3	50.6	(10.5)	5.4	5.6
Regulatory transaction fees	110.8	125.0	(11.3)	13.3	13.7
Other	9.5	2.4	297.0	1.1	0.3

Total revenues	808.2	901.0	(10.3)	96.8	99.2
Cost of revenues:
Liquidity payments	527.0	612.1	(13.9)	63.1	67.4
Routing and clearing payments	78.5	86.1	(8.8)	9.4	9.5
Section 31 fees	110.8	125.0	(11.3)	13.3	13.7
Other	0.7	—	*	0.1	0.0

Total cost of revenues	717.0	823.2	(12.9)	85.9	90.6

Revenues less cost of revenues	91.2	77.8	17.1	10.9	8.6
Operating expenses	40.6	33.6	20.7	4.9	3.7

Operating income	$50.6	$44.2	14.4%	6.0%	4.9%

EBITDA(1)	$55.0	$46.9	17.2%
EBITDA margin(2)	60.3%	60.3%
Operating income as a percentage of revenues less cost of revenues	55.5%	56.8%

*	Not meaningful.
(1)

“EBITDA” is defined as income before interest, income taxes, depreciation and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA differently than we do. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31,
	2010					2009
	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
	(in millions)
Net income (loss)	$32.1	$(8.3)	$(6.2)	$2.2	$19.8	$28.0	$(13.1)	$(0.9)	$10.5	$24.5
Interest	(0.3)	—	—	—	(0.3)	(0.5)	—	—	—	(0.5)
Income tax provision (benefit)	18.7	—	—	(3.5)	15.2	15.7	—	—	(9.7)	6.0
Depreciation and amortization	4.5	1.2	0.7	0.1	6.5	3.7	1.0	—	0.1	4.8

EBITDA	$55.0	$(7.1)	$(5.5)	$(1.2)	$41.2	$46.9	$(12.1)	$(0.9)	$0.9	$34.8

(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.

For the year ended December 31, 2010, U.S. Equities operating income increased $6.4 million to $50.6 million. While total shares traded on our U.S. listed cash equities markets decreased by 12.8% from 2010 compared to 2009 as a result of a 13.0% decline in total U.S. equity market volume, operating income increased primarily due to a $7.1 million increase in other revenue. We began charging our U.S. members of BZX for port access in the fourth quarter of 2009, and we recognized a full year of such revenue in 2010.

European Equities

The following table shows revenues, cost of revenues, operating expenses and operating loss for our European Equities segment:

	Year Ended December 31,		% Increase/ (Decrease)	% of Total Revenue
	2010	2009		2010	2009
	(in millions)
Revenues	$19.1	$7.2	166.6%	2.3%	0.8%
Cost of revenues	12.2	6.1	99.3	1.4	0.7

Revenues less cost of revenues	6.9	1.1	557.8	0.9	0.1
Operating expenses	15.2	14.0	8.6	1.8	1.5

Operating loss	$(8.3)	$(12.9)	(36.0)%	(0.9)%	(1.4)%

EBITDA(1)	$(7.1)	$(12.1)	40.8%
EBITDA margin(2)	*	*
Operating loss as a percentage of revenues less cost of revenues	*	*

*	Not meaningful.
(1)	See footnote (1) to the table under “—U.S. Equities” above for a reconciliation of net loss to EBITDA.
(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.

For the year ended December 31, 2010, BATS Europe’s operating loss declined $4.6 million to $8.3 million. Total notional value traded increased by 171.4% as a result of an increase in our share of the European market during 2010 compared to 2009. BATS Europe commenced operations in the fourth quarter of 2008.

U.S. Options

The following summarizes revenues, cost of revenues, operating expenses and operating loss for our U.S. Options segment:

	Year Ended December 31,		% Increase/ (Decrease)	% of Total Revenue
	2010	2009		2010	2009
	(in millions)
Revenues:
Transaction fees	$6.6	$—	*	0.8%	—%
Market data fees	0.6	—	*	0.1	—
Regulatory transaction fees	0.3	—	*	—	—

Total revenues	7.5	—	*	0.9	—
Cost of revenues:
Liquidity payments	3.0	—	*	0.4	—
Routing and clearing payments	3.1	—	*	0.4	—
Section 31 fees	0.3	—	*	—	—

Total cost of revenues	6.4	—	*	0.8	—

Revenues less cost of revenues	1.1	—	*	0.1	—
Operating expenses	7.3	0.9	*	0.9	0.1

Operating loss	$(6.2)	$(0.9)	*	(0.8)%	(0.1)%

EBITDA(1)	$(5.5)	$(0.9)	*
EBITDA margin(2)	*	*
Operating loss as a percentage of revenues less cost of revenues	*	*

*	Not meaningful.
(1)	See footnote (1) to the table under “—U.S. Equities” above for a reconciliation of net loss to EBITDA.
(2)	EBITDA margin represents EBITDA divided by revenues less cost of revenues.

The U.S. Options segment launched trading operations in the first quarter of 2010. This segment incurred start-up operating expenses during 2009 prior to its launch.

Quarterly Results of Operations

The following table sets forth our quarterly unaudited consolidated statement of income data for each of the eight quarters in the period ended December 31, 2011. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and reflects all necessary adjustments for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2011				2010
	(in millions, except share and per share data)
Statement of Income Data:
Total revenues	$234.6	$281.9	$200.9	$209.2	$180.7	$196.2	$259.6	$198.3
Total cost of revenues	194.8	243.5	175.5	184.8	158.2	170.5	231.3	175.6

Revenues less cost of revenues	39.8	38.4	25.4	24.4	22.5	25.7	28.3	22.7
Total operating expenses	31.8	18.5	19.7	19.7	18.5	15.8	15.1	15.0

Operating income	8.0	19.9	5.7	4.7	4.0	9.9	13.2	7.7

Income before income tax provision benefit	8.0	19.9	5.6	4.8	4.0	10.0	13.2	7.8
Income tax provision	2.0	7.9	2.8	2.1	1.7	4.4	5.8	3.3

Net income	$6.0	$12.0	$2.8	$2.7	$2.3	$5.6	$7.4	$4.5

Basic net income per share	$0.31	$0.67	$0.16	$0.15	$0.12	$0.32	$0.42	$0.25
Diluted net income per share	$0.30	$0.65	$0.15	$0.15	$0.12	$0.31	$0.40	$0.25
Basic weighted average common shares outstanding	19,414,985	17,836,213	17,836,213	17,836,213	17,836,213	17,820,953	17,803,849	17,795,678
Diluted weighted average common shares outstanding	19,950,152	18,462,089	18,448,243	18,363,283	18,307,334	18,298,287	18,308,211	18,312,675
Other Data:
EBITDA(1)	$10.7	$22.0	$7.2	$6.7	$5.9	$11.5	$14.6	$9.2
Normalized EBITDA(1)	18.8	22.8	9.1	9.6	6.7	11.6	14.9	9.2
Capital expenditures	0.3	0.9	7.0	1.3	1.0	2.1	1.5	1.7
Net cash provided by (used in) operating activities	71.5	(48.6)	30.7	(5.4)	49.7	(24.1)	34.8	(23.3)
Net cash (used in) provided by investing activities	(18.1)	42.0	(122.6)	(1.1)	1.8	(2.2)	(1.5)	7.3
Net cash provided by (used in) financing activities	0.9	—	—	—	—	(0.3)	—	(0.1)
U.S. Equities ADV(2)	866.3	1,045.6	806.4	879.8	722.2	815.9	1,127.8	890.5
European Equities ADNV(3)	€3,493.9	€2,274.7	€2,072.7	€2,615.9	€2,082.0	€1,799.2	€2,252.8	€1,680.1
U.S. Options contracts(4)	31.4	47.8	36.4	20.7	7.2	4.2	3.6	0.1

(1)

“EBITDA” is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before Chi-X Europe acquisition costs and initial public offering, or IPO, costs. EBITDA and Normalized EBITDA do not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them an important supplemental measure of our performance and believe they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	For the Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2011				2010
	(in millions, except share and per share data)
Net income	$6.0	$12.0	$2.8	$2.7	$2.3	$5.6	$7.4	$4.5
Interest	—	—	(0.1)	—	—	(0.1)	(0.1)	(0.1)
Income tax provision	2.0	7.9	2.8	2.1	1.7	4.4	5.8	3.3
Depreciation and amortization	2.7	2.1	1.7	1.9	1.9	1.6	1.5	1.5

EBITDA	10.7	22.0	7.2	6.7	5.9	11.5	14.6	9.2

Chi-X Europe acquisition costs	7.9	0.3	1.0	2.2	—	—	—	—
IPO costs	0.2	0.5	0.9	0.7	0.8	0.1	0.3	—
Normalized EBITDA	$18.8	$22.8	$9.1	$9.6	$6.7	$11.6	$14.9	$9.2

(2)	Matched average daily volume of shares.
(3)	Matched average daily notional value in Euros.
(4)	Total volume of matched option contracts.

Seasonality

In the securities industry, quarterly revenue fluctuations are common and are due primarily to seasonal variations in trading volumes, competition and technological and regulatory changes. Our business experiences seasonal fluctuations, reflecting reduced trading activity generally during the third quarter of each year and during the last month of the year. As a result, our operating results for the third or fourth quarter of any year may not be indicative of the results we expect for the full year.

Liquidity and Capital Resources

Historically, we have financed our operations, capital expenditures and other cash needs through private placements of our common stock, cash generated from operations and the sale of receivables. We expect to use cash on hand and cash generated from operations to meet our cash needs for the foreseeable future. As of December 31, 2011 and December 31, 2010, we had $254.2 million and $177.3 million, respectively, of cash and cash equivalents and short-term and financial investments, including cash on hand of $42.4 million and $25.6 million at December 31, 2011 and 2010, respectively, to satisfy our Section 31 fees payable. Excluding the cash on hand to satisfy our Section 31 fees payable, we had $211.8 million and $151.7 million of cash and cash equivalents and short-term and financial investments at December 31, 2011 and 2010, respectively. We do not currently have any lines of credit or other credit facilities.

Cash Flow

The following table summarizes our cash flow data for the years ended December 31, 2011, 2010 and 2009:

	For the Year Ended December 31,
	2011	2010	2009
	(in millions)
Net cash provided by operating activities	$48.2	$37.1	$76.4
Net cash (used in) provided by investing activities	(99.8)	5.4	(35.7)
Net cash provided by (used in) financing activities	0.9	(0.4)	0.2
Effect of foreign currency exchange rate changes on cash and cash equivalents	0.1	0.2	0.1

(Decrease) increase in cash and cash equivalents	$(50.6)	$42.3	$41.0

Net Cash Flows Provided by Operating Activities

During the year ended 2011, net cash provided by operating activities was $24.7 million higher than net income. The primary adjustments were decreases in trading financial investments of $21.0 million and deferred income taxes of $5.8 million, offset by increases in depreciation and amortization of $8.4 million, accounts payable and accrued expenses of $7.8 million, stock-based compensation expense of $5.3 million, net receivables of $7.3 million, and Section 31 fees payable of $21.4 million.

In 2010, net cash provided by operating activities was $17.3 million higher than net income. The primary adjustments were an increase in financial investments of $15.0 million, depreciation of $6.5 million, an increase in accounts payable and accrued expenses of $6.2 million, stock-based compensation expense of $6.1 million, and an increase in receivables, net of $0.4 million, offset by a decrease in Section 31 fees payable of $15.1 million and a decrease in deferred income taxes of $2.9 million.

In 2009, net cash provided by operating activities was $51.9 million higher than net income. The primary adjustments were an increase in Section 31 fees payable of $42.7 million, stock-based compensation expense of $3.3 million, and depreciation of $4.8 million, offset by a decrease in deferred income taxes of $3.2 million.

Net Cash Flows (Used in) Provided by Investing Activities

Net cash flows (used in) provided by investing activities for the years ended December 31, 2011, 2010 and 2009 were $(99.8) million, $5.4 million and $(35.7) million, respectively, and primarily represented changes in net purchases and redemptions of available-for-sale securities of $(103.7) million in 2011, $12.8 million in 2010 and ($30.0) million in 2009. Purchases of property and equipment were $9.6 million, $6.4 million and $5.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. The majority of these capital expenditures were for the enhancement or the expansion of our trading technology and applications. We continually invest in technology to support our trading platform. See “Business—Technology.”

We expect to spend $9 million to $11 million in capital expenditures, including amounts related to our acquisition of Chi-X Europe, in 2012 primarily for the general maintenance and ongoing enhancement of our data and telecommunications infrastructure and disaster recovery sites.

Net Cash Flows Provided by (Used in) Financing Activities

In 2011, $3.6 million was utilized to repurchase stock from current and former employees following their exercises of vested stock options, offset by $3.3 million in excess tax benefits from those stock option exercises and proceeds from exercises of $1.2 million. In 2010, $1.8 million was utilized to repurchase stock from current and former employees following their exercises of vested stock options, offset by $1.3 million in excess tax benefits from stock option exercises and proceeds from exercises of $0.1 million. In 2009, $1.3 million was utilized to repurchase stock from current and former employees following their exercise of vested stock options, offset by $1.5 million in excess tax benefits from stock option exercises.

On February 22, 2012, our board of directors approved a cash dividend of $100 million in the aggregate to stockholders of record as of the close of business on the day immediately prior to the closing of this offering. The dividend is conditioned upon the successful completion of this offering, and purchasers in this offering will not be entitled to the dividend.

Lease and Contractual Obligations

Our principal offices are located at 8050 Marshall Drive, Lenexa, Kansas, where we lease approximately 39,000 square feet of office space. The lease on this space expires in 2014 and contains two five-year renewal options. We also lease approximately 5,900 square feet in the Kansas City metropolitan area for disaster recovery and business continuity purposes. In addition, we maintain an office in New York at 14 Wall Street. That lease on approximately 6,000 square feet expires in 2013. We lease approximately 4,650 square feet for BATS Europe at 25 Copthall Avenue, London, which expires in 2018. Following the acquisition of Chi-X Europe on November 30, 2011, our principal offices in the United Kingdom are now at 10 Lower Thames Street, London, where we assumed a lease from Chi-X Europe of approximately 6,944 square feet of office space, which expires in April 2020. In connection with the Chi-X Europe lease, we have an asset retirement obligation with a fair value of $0.4 million as of December 31, 2011, which will be paid at the termination of the lease. Total rent expense related to these lease obligations for the year ended December 31, 2011 was $1.5 million. In addition, we have renewed the agreement for the primary data center in Weehawken, New Jersey and added a new secondary data center in Chicago, Illinois. This agreement was signed on December 15, 2011 and is included in the table below.

In additional to our lease obligations, we have contractual obligations related to certain advertising programs and data and communications agreements, which contain annual minimum fee requirements. Future minimum payments under these non-cancelable lease and advertising agreements were as follows as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Operating leases	$4.6	$1.9	$2.6	$0.1	$—
Data and telecommunications agreements	4.7	1.7	2.6	0.4	—
Advertising agreements	1.5	0.4	0.8	0.3	—
Other	0.8	0.1	0.3	0.4	—

Total	$11.6	$4.1	$6.3	$1.2	$—

Guarantees

We use Wedbush Securities and Morgan Stanley to clear our routed cash equities transactions in our U.S. Equities segment. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of failure to perform on the part of one of our clearing firms, Wedbush Securities or Morgan Stanley, we provide the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options in our U.S. Options segment, and as such, guarantees clearance and settlement of all of our options transactions. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the following:

Revenue Recognition

Transaction fees are recognized on a trade-date basis. Pursuant to FASB ASC, 605-45, Revenue Recognition: Principal Agent Consideration, revenues from transactions executed through us are recorded on a gross basis in revenues and expenses. Transaction fees also include fees on shares routed out to another market center.

As discussed above, we earn market data fees from the U.S. tape plans, including the UTP, CTA, CQS and OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants according to their share of tape fees based on a formula, required by Regulation NMS, that takes into account both trading and quoting activity. Fees from the U.S. tape plans other than OPRA are estimated and recognized on a monthly basis and received quarterly. Market data fees from OPRA are allocated based upon our share of total options transactions cleared, recognized on a monthly basis and received quarterly.

In addition, our national securities exchanges are assessed fees pursuant to Section 31 of the Exchange Act. As discussed above, Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. As BZX and BYX are SEC-registered national securities exchanges, these fees are paid directly to the SEC. The exchanges then pass these costs along to members. The exchanges collect the fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues and cost of revenues as incurred.

Goodwill and Other Intangible Assets

Our acquisition of Chi-X Europe resulted in the recording of goodwill and other intangible assets. In accordance with ASC 350—Intangibles—Goodwill and Other, we test the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently when events or changes in circumstances signal indicators of impairment are present. We perform our annual impairment test of goodwill and other indefinite-lived intangible assets during the fourth quarter of our fiscal year, using the December 1 carrying values. Goodwill is tested for impairment at the reporting unit level in accordance with ASC 350-20. If the carrying value of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess. If the fair value of indefinite-lived intangible assets is less than their carrying value, an impairment loss will be recognized in an amount equal to the difference. We completed our annual goodwill impairment test in the fourth quarter of 2011 and determined that no impairment existed.

Stock-Based Compensation

We have historically granted stock-based compensation to our employees. We record the related compensation expense based on the grant date fair value calculated in accordance with the authoritative guidance issued by FASB. We recognize these compensation costs on a straight-line basis over the requisite service period of the award.

We estimate the grant date fair value of stock-based compensation using the Black-Scholes valuation model. We recognized compensation expense of approximately $5.3 million, $6.1 million and $3.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. This expense is included in the compensation and benefits balance on the consolidated statements of income. Assumptions used to estimate compensation expense are determined as follows and have not significantly changed during the years ended December 31, 2011, 2010 and 2009:

•	expected term is determined using the contractual term and vesting period of the award;

•

expected volatility of award grants is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award;

•	expected dividend rate is determined based on expected dividends to be declared;

•	risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

•	forfeitures are based on the history of cancellations of awards granted and management’s analysis of potential forfeitures.

No stock options were granted during the year ended December 31, 2011. The following is a summary of stock options granted during the twelve months ended December 31, 2010.

Grant Date	Number of Shares Granted	Exercise Price	Grant Date Fair Value Per Share	Aggregate Grant Date Fair Value
February 1, 2010	316,000	$47.03	$26.93	$8,510,335
July 1, 2010	35,750	41.53	23.10	825,851

We granted stock options in 2010 with exercise prices of $41.53 and $47.03 per share. A combination of factors led to the changes in the fair value of the underlying common stock, including but not limited to, our operating performance, revenues and expenses associated with the entrance into new markets, historical and forecasted industry volumes and changes to the projection of our future market share. A more specific description of the various valuations of the underlying common stock and stock option grants is included below.

In February 2010, we granted 316,000 stock options with an exercise price of $47.03 per share based on a third-party valuation of our common stock in December 2009. We estimated our company value using the discounted cash flow approach. Under the discounted cash flow approach, we analyzed the forecast of our expected future performance and discounted those to a present value using appropriate discount rates which reflected our then current cost of capital. An independent valuation as of December 2009, determined the fair value of our common stock to be $47.03. The discount rate applied to our cash flows was 20% for our U.S. Equities and European Equities segments and 50% for our U.S. Options segment, which launched in February 2010. There were no changes to our forecast between December 2009 and February 2010.

In July 2010, we granted 35,750 stock options with an exercise price of $41.53 per share based on a third-party valuation of our common stock in June 2010 using the discounted cash flow approach. The discount rates applied to our cash flows were 20% for our U.S. Equities and European Equities segments and 35% for our U.S. Options segment. We decreased the discount rate for U.S. Options because we had better information to prepare our forecasts once we launched this market following our December 2009 valuation. The decrease in the fair value from December 2009 to June 2010 was mainly the result of a decrease in our expectations in U.S. equities market growth in future years from the previous forecast. In addition, we decreased our expectations for our market shares of the U.S. equity market and U.S. equity options market in future years from the previous forecast.

On November 4, 2011, in connection with our permitting the exercise of expiring stock options, we determined the fair value of our common stock to be $48.30 based on a third-party valuation. The fair value estimate was based on consideration of indications obtained using the discounted cash flow method and valuation multiples observed of publicly traded guideline companies in a similar industry. The discount rate applied to our cash flows was 25% for all of our segments. The increase in the fair value from June 2010 to November 4, 2011 was primarily due to improvements in our operating performance: net revenue increased from $78.9 million in fiscal year 2009 to $99.2 million during fiscal year 2010; and EBITDA increased from $34.8 million in fiscal year 2009 to $41.2 million in fiscal year 2010. The improvements in operating performance resulted in us revising our forecast net revenue and EBITDA.

On November 30, 2011, in connection with the acquisition of Chi-X Europe, we determined the fair value of our common stock to be $50.28 based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded guideline companies in a similar industry. The discount rate applied to our cash flows was 25% for all segments of our company. The resulting value from the discounted cash flows was weighted 70% in the valuation of our common stock. The remaining 30% was based on valuation multiples observed of publicly traded guideline companies in a similar industry. The slight increase in the fair value from November 4, 2011 to November 30, 2011 was primarily due to continued improvements in our operating performance and an upward revision in forecast earnings.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We base the evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. In the event of impairment, we recognize a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that all or some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Foreign Currency

The functional currency of BATS Chi-X Europe is the British pound. We also bill our European customers in their local currencies, which are primarily Euros, but also include Swiss Francs, Norwegian Kroners, Swedish Kronas and Danish Kroners. The assets and liabilities of BATS Chi-X Europe are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of operations and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income (loss). Foreign currency gains and losses are recorded as other income (expense) in our consolidated statements of income and have historically not been material.

Qualitative and Quantitative Disclosures about Market Risk

As a result of our operating activities, we are exposed to market risks such as foreign currency exchange rate risk, equity risk and credit risk. We have implemented policies and procedures to measure, manage and monitor and report risk exposures, which are reviewed regularly by management and our board of directors.

Foreign Currency Exchange Rate Risk

With operations in Europe, we are subject to currency translation risk as revenues and expenses are denominated in foreign currencies, primarily the Euro and British pound. We also have de minimis exposure to other foreign currencies, including the Swiss Franc, Norwegian Kroner, Swedish Krona and Danish Kroner.

For the year ended December 31, 2011, our exposure to foreign denominated revenues and expenses is presented by primary foreign currency in the following table:

	Year Ended December 31, 2011
	Euro(1)	British Pound(1)
	(in millions, except percentages)
Foreign denominated % of:
Revenues	1.2%	0.8%
Cost of revenues	(0.8)	(0.7)
Operating expenses	(0.1)	(17.2)
Impact of 10% adverse currency fluctuation on:
Revenues	$(1.1)	$(0.7)
Cost of revenues	0.6	0.6
Operating expenses	—	1.5

(1)	An average foreign exchange rate to the U.S. dollar for the period was used.

The following summarizes our exposure to foreign denominated revenues and expenses on a pro forma basis had the Chi-X Europe acquisition been completed on January 1, 2011 for the year ended December 31, 2011:

	Pro Forma Year Ended December 31, 2011
	Euro(1)	British Pound(1)
	(in millions, except percentages)
Foreign denominated % of:
Revenues	0.5%	7.7%
Cost of revenues	(0.4)	(5.5)
Operating expenses	(1.0)	(41.5)
Impact of 10% adverse currency fluctuation on:
Revenues	$(0.5)	$(7.1)
Cost of revenues	0.3	4.4
Operating expenses	0.1	3.7

(1)	An average foreign exchange rate to the U.S. dollar for the period was used.

Equity Risk

Our investment in European operations is exposed to volatility in currency exchange rates through translation of our net assets or equity to U.S. dollars. The assets and liabilities of our European business are denominated in British pounds. Fluctuations in currency exchange rates may create volatility in our reported results as we are required to translate foreign currency reported statements of financial condition and operational results into U.S. dollars for consolidated reporting. The translation of these non-U.S. dollar statements of financial condition into U.S. dollars for consolidated reporting results in a cumulative translation adjustment, which is recorded in accumulated other comprehensive loss (income) within stockholders’ equity on our consolidated statements of financial condition.

Our primary exposure to this equity risk as of December 31, 2011 is presented by foreign currency in the following table:

British Pound(1)
(in millions)
Net equity investment in BATS Chi-X Europe	$252.7
Impact on consolidated equity of a 10% adverse currency fluctuation	(25.3)

(1)	Converted to U.S. dollars using the foreign exchange rate of British pounds into U.S. dollars as of December 31, 2011.

Credit Risk

We are exposed to credit risk from third parties, including customers, counterparties and clearing agents. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. We limit our exposure to credit risk by rigorously selecting the counterparties with which we make investments and execute agreements. While we provide markets for trading listed cash equity securities in the United States and Europe and listed equity options in the United States, we do not trade securities for our own account. We invest available cash in highly liquid, short-term investments, such as U.S. Treasury securities. Our investment policy is to preserve capital and liquidity. We do not believe there is significant risk associated with these short-term investments. We have no long-term or short-term debt.

We do not have counterparty credit risk with respect to trades matched on BZX, BYX and BATS Chi-X Europe. With respect to listed cash equities, we deliver matched trades of our customers to NSCC without taking on counterparty risk for those trades. NSCC acts as a central counterparty on all transactions occurring on BZX and BYX and, as such, guarantees clearance and settlement of all of our matched equity trades. Similarly, with respect to U.S. listed equity options, we deliver matched trades of our customers to the Options Clearing Corporation, or OCC, which acts as a central counterparty on all transactions occurring on BZX and, as such, guarantees clearance and settlement of all of our matched options trades.

In addition, with respect to orders BATS Trading routes to other markets for execution on behalf of our customers, BATS Trading is exposed to some counterparty credit risk in the case of failure to perform on the part of our clearing firms, Wedbush Securities or Morgan Stanley. Wedbush Securities and Morgan Stanley guarantee trades until one day after the trade date, after which time NSCC provides a guarantee. Thus, BATS Trading is potentially exposed to credit risk to the counterparty to a trade routed to another market center between the trade date and one day after the trade date in the event that Wedbush Securities or Morgan Stanley fails. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.

Similarly, with respect to orders in U.S. listed equity options, we route orders for execution to other national securities exchanges through either BATS Trading or through affiliates of Bank of America Merrill Lynch and Citi, as discussed above. For orders in U.S. listed equity options routed through Bank of America Merrill Lynch or Citi and executed on another national securities exchange, BATS Trading has counterparty credit risk exposure to Bank of America Merrill Lynch or Citi until a trade settles (generally one day after the trade date). For orders in U.S. listed equity options routed directly by BATS Trading to, and executed on, another national securities exchange, BATS Trading also has counterparty credit exposure to Bank of America Merrill Lynch, which acts as BATS Trading’s options clearing firm on such transactions. We believe that any potential requirement for us to make payments under these guarantees is remote. Accordingly, we have not recorded any liability in our consolidated financial statements for these guarantees.

Historically, we have not incurred any liability due to a customer’s failure to satisfy its contractual obligations as counterparty to a system trade. Credit difficulties or insolvency, or the perceived possibility of credit difficulties or insolvency, of one or more larger or visible market participants could also result in market-wide credit difficulties or other market disruptions.

We also have credit risk related to transaction fees that are billed in arrears to customers on a monthly basis. Our potential exposure to credit losses on these transactions is represented by the receivable balances in our consolidated statements of financial condition. Our customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets.

On a regular basis, we review and evaluate changes in the status of our counterparties’ creditworthiness. Credit losses such as those described above could adversely affect our consolidated financial position and results of operations. Any such effects to date have been minimal.

BUSINESS

Overview

We are an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States and Europe and listed equity options in the United States. In addition to being the third largest exchange operator in the United States after NYSE Euronext and The NASDAQ OMX Group, Inc., we execute the largest notional value of pan-European equities traded by a single market operator through our two MTFs. For the year ended December 31, 2011, we had an 11.3% share of the U.S. equity market and a 3.1% share of the U.S. equity options market. We derived 90.7% of our total revenues from the trading of listed cash equities securities in the United States for the year ended December 31, 2011. In Europe, for the eleven months ended November 30, 2011, we had a 5.7% share of European trading in the securities available for trading on BATS Europe.

On November 30, 2011, we acquired Chi-X Europe, the operator of the largest pan-European MTF. For the eleven months ended November 30, 2011, Chi-X Europe had an 18.4% share of European trading in the securities available for trading on Chi-X Europe. For the month ended December 31, 2011, BATS Chi-X Europe had a 25.4% share of European equities trading in the securities available for trading on BATS Chi-X Europe, making it the largest pan-European trading venue. Pro forma for the acquisition of Chi-X Europe and assuming we had acquired the business on January 1, 2011, for the year ended December 31, 2011 we would have derived 84.1% of our total revenues from the trading of listed cash equities securities in the United States, 5.8% of our total revenues from the trading of listed equity options in the United States and 10.1% of our total revenues from the trading of listed cash equities securities in Europe. We also would have had a 24.1% share of European trading in the securities available for trading on BATS Chi-X Europe during 2011.

In the United States, we operate two national securities exchanges, BZX and BYX. Both trade listed cash equity securities and exchange-traded products, such as exchange-traded funds, or ETFs, but each targets different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options. In Europe, our MTFs operate two displayed books and offer trading in listed cash equity securities from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. Our platform is designed to facilitate price discovery by encouraging the quoting of competitive, displayed prices. Our platform also offers opportunities to post undisplayed, or “dark,” trading interest on our U.S. and European order books, and in Europe, we operate two dark pools.

Our principal objective is to make markets better by minimizing inefficiencies and mitigating trade execution risk for market participants. We minimize inefficiencies in part by offering low-cost, rapid, trade execution. For example, during the second half of 2011 our net capture rate in the U.S. equities was 56% to 68% of the rate reported by NYSE Euronext’s and NASDAQ OMX Group’s U.S. equities operations, while our net capture rate in the European listed equity securities market was approximately 15% of the rate reported by the London Stock Exchange’s European equities operations. During the fourth quarter of 2011, our net capture rate in the U.S. listed equity options market was 25% to 28% of the rate reported by NYSE Arca, NYSE Amex, NASDAQ Options Market and NASDAQ OMX PHLX. We mitigate trade execution risk through offering ultra-low latency order handling through our trading system. In particular, by offering ultra-low latency order handling, our members can very quickly place, modify or cancel orders on our markets. This ability gives our members greater control over their orders, enabling them to rapidly respond to changing market conditions and mitigate trade execution risk. Unlike traditional market operators, we are a technology company at our core. We developed, own and operate the BATS trading platform. With the exception of Chi-X Europe which will be transitioned to our platform during 2012, our proprietary platform powers all of our markets and is designed to offer one of the fastest and most reliable trading systems available.

We were formed in 2005 as an alternative to the New York Stock Exchange, or NYSE, and The NASDAQ Stock Market, or NASDAQ, in response to increased consolidation among U.S. listed cash equity market centers.

In January 2006, we launched our electronic communication network, or ECN, a type of alternative trading system, or ATS, which initially focused on the trading of NASDAQ-listed securities. We began trading in American Stock Exchange (now NYSE Amex)-listed securities in May 2006 and in NYSE-listed securities in February 2007. In March 2008, we decided to enter the European markets by launching an MTF to compete on a pan-European basis against the incumbent securities exchanges, formally launching BATS Europe in October 2008. In November 2008, we converted our ECN to a national securities exchange, BZX, which allowed us to participate in and earn market data fees from the U.S. tape plans, reduce our clearing costs and operate a primary listings business. In response to our newly global operations, we changed the name of BATS Holdings, Inc. to BATS Global Markets, Inc. in December 2008. In February 2010, we received approval to begin trading equity options in the United States. In February 2010, we expanded into a new asset class by offering trading of listed equity options on BZX. In order to grow our U.S. market share, in October 2010, we launched BYX, a second national securities exchange for trading listed cash equity securities. In November 2011, we acquired Chi-X Europe and it became a wholly-owned subsidiary of BATS Global Markets, Inc. In December 2011, we launched a primary listings business in the United States.

The charts below show our share of the U.S. equity market, European equity market and U.S. equity options market for the time periods shown:

BZX and BYX(1) Combined

Share of U.S. Equity Market by Quarter

First Quarter 2007 to Fourth Quarter 2011

Source:	Data as published through the Unlisted Trading Privileges Plan and Consolidated Tape Association Plan feeds.
(1)	BYX began trading listed cash equity securities during the fourth quarter of 2010.

In connection with launching new markets, we have often offered pricing specials which may generate short-term losses, but generally result in significant growth in long-term market share as customers have continued to use our markets even after pricing specials end. For example, our market share of trading U.S. listed cash equity securities on BZX increased from 3.3% for the first quarter of 2007 to 11.0% for the first quarter of 2009. Since then, our market share has climbed forward in some quarters and pulled back in others, but has generally increased on an annualized basis. We began trading listed cash equity securities on BYX during the fourth quarter of 2010 and did not lose market share in BZX as a result of the launch of BYX. Our U.S. Equities market share increased from 10.2% for the year ended December 31, 2010 to 11.3% for the year ended December 31, 2011. We continue to compete for a greater share of U.S. equities volume in light of the decline in overall industry volumes.

BATS Europe

Share of European Equity Market by Quarter

First Quarter 2009 to Fourth Quarter 2011

Source:	Data internally compiled by us utilizing direct feeds from European trading venues and third-party market data vendors.
(1)

Represents two months, from October 1, 2011 until November 30, 2011, of BATS Europe market share and the one month ended December 31, 2011 of combined BATS Chi-X Europe market share. Had we completed the Chi-X Europe acquisition on September 30, 2011, our combined fourth quarter market share would have been 25.4%.

Chi-X Europe

Share of European Equity Market by Quarter

First Quarter 2009 to Fourth Quarter 2011

Source:	Data internally compiled by us utilizing direct feeds from European trading venues and third-party market data vendors.
(1)	Represents Chi-X Europe market share for two months, from October 1, 2011 until November 30, 2011, as the Chi-X Europe acquisition was completed on November 30, 2011.

BZX

Share of U.S. Equity Options Market by Quarter

First Quarter 2010 to Fourth Quarter 2011

Source:	Data as published by the Options Price Reporting Authority, LLC, or OPRA.
(1)	Represents our share of the U.S. equity options market for the period from February 26, 2010 (the date we commenced trading U.S. listed equity options) to March 31, 2010.

To drive higher market share in our U.S. Options segment, we have implemented various pricing strategies over the past two years. In 2011 we began providing customers who execute a specified minimum volume with more favorable pricing for orders posted on certain of our markets that improve the then current national best bid or best offer for a particular listed equity option or listed cash equity security. This in turn provides better execution prices for other customers. We initiated such pricing on our U.S. listed equity options market in January 2011, and our share of the U.S. equity options market increased from 0.7% for the fourth quarter of 2010 to 3.0% for the fourth quarter of 2011. The market share decline from our third quarter 2011 high of 3.8% is attributable to additional pricing changes made in the fourth quarter 2011 in an attempt to increase net capture and attract more market maker liquidity, which has greater strategic importance and retention. Our net capture per touched contract has increased from (0.031) for the second quarter of 2011 to 0.040 for the fourth quarter of 2011.

Our trading platform deploys proprietary technology designed to offer one of the fastest and most reliable trading systems available. It provides market participants with the ability to access, process, display and execute orders on each of our markets (with the exception of Chi-X Europe which will be transitioned to our platform during 2012) and was internally developed by our team of industry market structure and technology professionals with the goal of minimizing inefficiencies and mitigating trade execution risk for market participants. Specifically, our platform provides access to, and a comprehensive display of, trading interest by market participants at the highest price at which a customer is willing to buy a security, or the best bid, and the lowest price at which a customer is willing to sell that security, or the best offer. In addition, our platform provides access to and the display of orders ranked in price/time priority at prices lower than the best bid and higher than the best offer. Also known as “depth of book,” these orders reflect the size of displayed trading interest available at each successive price increment lower than the best bid and higher than the best offer. Our platform also offers opportunities to post undisplayed, or “dark,” trading interest on our U.S. and European “lit” order books. These undisplayed orders, which are often at prices better than the best displayed bids and offers, can provide price improvement to investors seeking to access our markets. Price improvement occurs, for example, when an investor submits an incoming order seeking to sell against the displayed best bid but instead executes against a hidden order that is willing to buy at a higher price than the highest displayed bid on the book. In addition, undisplayed orders can also reduce the potential market impact to investors seeking to trade large orders by providing them the ability to enter those orders into the market without advertising such trading interest to others. Moreover, in Europe, we operate two dark pools solely for undisplayed orders.

Our Model

Like many of our competitors, we have adopted a “maker-taker” or “taker-maker” pricing model in our markets instead of the historical pricing model in the U.S. listed equity securities market that involves charging a transaction fee for each party to a trade. The maker-taker pricing model is designed to incentivize market makers to provide liquidity on a continuous basis. Participants are attracted to markets that have continuous, deep liquidity, which provides more opportunity to buy and sell equities immediately and with minimal adverse effect on prices. Because market makers supply a valuable service to markets by providing liquidity, maker-taker pricing rewards them with a rebate.

Under our maker-taker pricing model, on BZX (for both listed cash equity securities and listed equity options) and on BATS Europe, a customer posting an order on our book, which we refer to as the liquidity maker, is paid a rebate for an execution occurring against that order, and a customer executing against an order resting on our book, which we refer to as the liquidity taker, is charged a fee. We generate a substantial portion of our operating income from the difference between the “maker” rebate and the “taker” fee. We believe this type of fee schedule is attractive to customers who regularly provide liquidity. Although customers must pay a fee to access that liquidity, that fee is explicitly disclosed and charged to all customers and potentially results in a better all-in transaction price than could be obtained on an exchange using a historical pricing model.

The BYX “taker-maker” pricing model provides that a liquidity taker will be paid a rebate for executing against an order resting on our book, and the liquidity provider will be charged a fee for posting such an order. In this case, we generate operating income from the difference between the “maker” fee and the “taker” rebate. Currently, both the fee and the rebate are significantly less than the rebates and fees in place on BZX. We believe this appeals to market participants who are primarily interested in the most cost-effective means of accessing resting liquidity, but less concerned about the depth of liquidity available on the market. In addition, we believe this model appeals to market participants trading lower-priced securities.

For unfilled orders, we also provide our customers a smart-order routing service, enabling the onward routing of unfilled orders to other market centers. In the United States, this is facilitated through an order routing facility, our wholly-owned broker-dealer subsidiary, BATS Trading. In Europe, BATS Trading Limited was granted additional regulatory permission to operate an order routing facility on December 2, 2009 and is one of the few market centers in Europe that provides such routing services to its customers. All orders routed away from BZX and BYX are sent to BATS Trading for routing, which may, in turn, use a third-party broker-dealer to establish backup connectivity to another exchange in the event that BATS Trading’s connection to such exchange fails, because BATS Trading does not have a direct connection to such exchange or to take advantage of tiered pricing rates at such exchange. We rely on Bank of America Merrill Lynch, Citi and affiliates of Citi, Morgan Stanley, Credit Suisse and Lime Brokerage, each of which is an affiliate of one of our strategic investors, to route orders that are not routed directly by BATS Trading. Once BATS Trading (or such third-party broker-dealer) fills an order on another market, it sends the executed trade to a clearing broker to match the details of the trade with the clearing broker for the other party to the trade. We rely on Wedbush Securities and Morgan Stanley, both of which are affiliates of our strategic investors and members of NSCC, to clear trades in listed cash equity securities routed by us to other markets; and we rely on Bank of America Merrill Lynch and Wedbush Securities, also affiliates of strategic investors and clearing members of the OCC, to clear trades in U.S. listed equity options that we route to other markets. On the settlement date of the trade, our clearing broker will deliver or receive the matched amount of securities or funds to settle the trade with the other party to the trade.

In addition, in the United States, we derive a substantial portion of our revenue from market data fees from U.S. tape plans, including UTP, CTA, CQS and the OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants like us according to their share of tape fees based on a formula, required by Regulation NMS, which takes into account both trading and quoting activity.

Industry Overview

Market Structure and Regulatory Developments

U.S. Listed Cash Equity Securities

Several regulatory developments, together with innovations in technology and improvements in the speed of communication, have fundamentally changed the way U.S. listed cash equity markets operate over the last 15 years. In 1996, the SEC adopted the “order handling” rules which facilitated the growth of ECNs as alternatives to national securities exchanges for displaying and executing orders. Under the order handling rules, a market maker may pass an order on to an ECN for public display and execution. This “ECN display alternative” provided the basis for ECNs to be viable competitors to national securities exchanges for displaying and executing orders.

In 1998, the SEC adopted Rule 3b-16 and Regulation ATS under the Exchange Act. Rule 3b-16 defines the circumstances under which an ATS constitutes a securities exchange requiring registration, and Regulation ATS provides an exemption from exchange registration for ATSs that comply with certain conditions. After the adoption of Regulation ATS, trading venues like our original ECN were provided the choice of registering as a national securities exchange or as an ATS.

Beginning in 2000, the SEC also required trading venues posting to the consolidated tape to move to decimal pricing, or the quoting of stock prices in dollars and cents rather than in dollars and fractions of a dollar. Decimal pricing resulted in narrower trading spreads, providing automated market makers with an advantage over traditional market makers.

In response to these changes in market structure, in 2005 the SEC adopted Regulation NMS to protect the quality of trade executions. Regulation NMS provides price protection for each exchange’s best displayed quotes that are electronically accessible for immediate trade execution and resulted in a dramatic shift to electronic trading as exchanges automated their trading systems to take advantage of this price protection. See “Regulation.”

In addition, the SEC published a concept release in early 2010 that focused on equity market structure, which could result in rule proposals related to, among other things, high frequency trading, co-location and dark pools, and which could significantly affect the competitive landscape. See “Regulation—Recent Developments.”

European Listed Cash Equity Securities

As in the United States, the market for listed cash equities in Europe has changed in response to both regulatory and technological developments. In particular MiFID marked a fundamental change in the European market for trading listed cash equity securities.

MiFID was adopted by the European Parliament and the Council of the European Union in 2004 and was implemented in November 2007. MiFID is similar to Regulation NMS and Regulation ATS insofar as it was designed to increase competition in pan-European trading and authorized the creation of alternative trading venues. In particular, to create competition among markets, MiFID abolished the “concentration rule,” which required firms to route orders only to national stock exchanges, and extended the concept of “passporting,” which allows firms authorized to carry on business in one EEA member state to carry on business in other EEA member states. Abolition of the concentration rule and the extension of passporting paved the way for new entrants to compete against incumbent national stock exchanges from a single location within the European Union.

Chi-X Europe was the first MTF to enter the European market for listed cash equity securities and the first to introduce a maker-taker pricing model in that market. Other MTFs, including BATS Europe, soon followed. As a result of this increased competition, incumbent exchanges, which previously enjoyed a nearly 100% share of trading in securities listed on their own exchanges, lost significant market share. For example, the London

Stock Exchange, or LSE, which represented 99.6% of on-exchange trading in LSE-listed cash equity securities for 2007, has seen its share of trading in LSE-listed cash equity securities decline to approximately 57.8% for the year ended December 31, 2011.

Similar to the SEC’s review of equity market structure in the United States, the European Commission has issued a consultation paper on the review of MiFID and issued proposals in October 2011. The negotiation of legislation, known as MiFID 2, has begun on the basis of these proposals. MiFID 2 could involve rule changes that could also significantly affect the competitive landscape in Europe. See “Regulation—Recent Developments.”

U.S. Listed Equity Options

The market for exchange-traded options is part of a large and growing global derivatives industry. In general, derivatives trade either through a national securities exchange or over-the-counter (depending on the derivative). One of the most fundamental differences between the listed cash equities market and the listed equity options market is that while listed cash equities trading can be conducted “off-exchange,” all listed equity options trading must take place “on-exchange.” As of December 31, 2011, there were nine authorized U.S. options exchanges.

The most significant recent changes within the U.S. listed equity options market have been the move to penny-increment price quotes and the shift away from the traditional pricing model, pursuant to which both sides pay a fee, for executing trades. In February 2007, prices for options on several different stocks and ETFs began to be quoted in penny increments as part of an industry-wide pilot program approved by the SEC, called the penny pilot. Additional options classes have been added over time to the penny pilot since the initial rollout. For the month of December 2011, approximately 74.3% of options volume trades in penny increments. The conversion of the U.S. listed equity options market from nickel- or dime-increment price quotes to penny increment price quotes has contributed to significant growth in overall options market volume as the industry expanded from a total volume of 1.8 billion contracts in 2006 to 3.3 billion in 2008.

Additionally, the traditional exchange pricing model in the U.S. listed equity options market is increasingly being supplanted by the “maker-taker” pricing model common in the U.S. listed cash equities market that we believe encourages more aggressive competition and better price discovery. One reason for this shift is the pressure that trading in penny increments has placed on the traditional pricing model as it has narrowed spreads. In fact from June 2009 through December 2011, exchanges offering maker-taker pricing had increased their market share from under 20% of the listed equity options market, to over 61% of that market.

We began trading listed equity options in February 2010 and leveraged our experience in the U.S. listed cash equities market to capitalize on these industry developments, and had a 3.0% market share for the fourth quarter of 2011.

Competitive Dynamics

U.S. Listed Cash Equity Securities

Market participants now have multiple venues for the execution of orders. Although many of the initial ATSs and ECNs were absorbed or acquired by incumbent exchanges, a number of other off-exchange venues developed, including “dark pools.” Dark pools appeal to participants that wish to minimize the market impact of their orders. However, dark pools generally have higher clearing costs than national securities exchanges and, like ATSs and ECNs, are not eligible to share directly in proceeds of the sale of consolidated market data. Examples of dark pools include crossing networks like Posit and Liquidnet and internal matching engines belonging to broker-dealers. By matching a trade internally rather than submitting the trade to an exchange, a broker-dealer can retain more of the spread. The increase in volume of off-exchange trades is shown in the table below by the increase in trades reported to the trade reporting facilities, which under FINRA regulations, report all off-exchange trades.

The table below shows the relative market share of the U.S. listed cash equities market of each of the following trading venues in 2007 compared to the year ended December 31, 2011:

	Year Ended December 31, 2011	Year Ended December 31, 2007(1)		Increase/(Decrease)
BZX / BATS Trading	9.1%	4.2%		4.9%
BYX	2.2		*	2.2
EDGA Exchange(2)	3.6	*	*	3.6
EDGX Exchange(2)	5.9	*	*	5.9
NASDAQ	18.1	28.5		(10.4)
NASDAQ OMX BX	2.1	0.1		2.0
NYSE	13.2	25.9		(12.7)
NYSE Arca	13.1	15.5		(2.4)
FINRA Trade Reporting Facilities(2)(3)	30.3	19.0		11.3
Other	2.4	6.8		(4.4)

Source:	Data as published through the Unlisted Trading Privileges Plan and Consolidated Tape Association Plan feeds, except for 2007 data regarding our ECN, which was derived from our internal system reports.
*	This market did not exist in 2007.
**	Not available.
(1)	Although we launched our ECN in January 2006, data is presented in this table from the year ended December 31, 2007, the first year for which overall market data is readily available to us.
(2)	EDGA Exchange and EDGX Exchange operated as ECNs during 2007, and as such, their totals for such periods are included in the FINRA Trading Reporting Facilities, or FINRA TRF, results.
(3)	FINRA TRF results for 2007 have been adjusted to exclude our ECN, the results of which were originally published in the FINRA TRF results.

European Listed Cash Equity Securities

The market for execution services in Europe, while not yet as competitive as that in the United States, has become significantly more competitive following MiFID. While only MTFs have chosen to engage directly in pan-European trading to date, select exchange operators have partnered, formed, with or acquired MTFs to develop pan-European equity trading franchises. For example, in 2010, LSE Group completed its acquisition of a majority interest in Turquoise to create a pan-European trading venue due in part to this consolidation trend, we expect that competition in pan-European trading will continue to increase in the near term.

In Europe, these alternate venues include MTFs and “dark pools.” In addition, many broker-dealers also internalize orders for execution and may operate broker crossing networks.

The table below shows the relative market share of the European listed cash equities market of each of the following trading venues in 2009 compared to the year ended December 31, 2011:

	Year Ended December 31, 2011		Year Ended December 31, 2009(1)	Increase/ (Decrease)
BATS Europe(3)	6.8	%(2)	2.7%	4.1%
Chi-X Europe(3)	17.3	(5)	12.5	4.8
LSE Group	20.2		25.4	(5.2)
Turquoise(3)(4)	5.1		3.9	1.2
NYSE Euronext(3)	16.0		19.3	(3.3)
Deutsche Börse(3)	12.7		13.0	(0.3)
Bolsa de Madrid	5.7		6.8	(1.1)
NASDAQ OMX	6.0		6.9	(0.9)
SIX Swiss Exchange	6.1		6.8	(0.7)
Oslo Børs	1.8		2.0	(0.2)
Other	2.3		0.7	1.6

Source:	Data internally compiled by us utilizing direct feeds from European trading venues and third-party market data vendors.
(1)	Although we launched BATS Europe in October 2008, data is presented in this table from the year ended December 31, 2009, the first year for which overall market data is readily available to us.
(2)

Represents BATS Chi-X Europe market share (11 months, from January 1, 2011 until November 30, 2011, of BATS Europe market share and the one month ended December 31, 2011 of combined BATS Chi-X Europe market share, as the Chi-X Europe acquisition was completed on November 30, 2011). Had we completed the Chi-X Europe acquisition on January 1, 2011, our combined pro forma market share for the year ended December 31, 2011 would have been 24.1%.

(3)	Operator of an MTF.
(4)	In February 2010, LSE Group completed its acquisition of a majority interest in Turquoise.
(5)	Represents Chi-X Europe market share (11 months, from January 1, 2011 until November 30, 2011). BATS Europe acquired the Chi-X Europe trading platform on November 30, 2011.

U.S. Listed Equity Options

The market for the trading of U.S. listed equity options is intensely competitive and is in the midst of significant evolution, driven primarily by the recent regulatory changes discussed above, acquisitions of options exchanges by cash equities exchanges and the recent authorization by the SEC of several new options exchanges. For example, in October 2010, CBOE launched a second options market, referred to as C2. Today, several U.S. cash equity exchanges operate at least one options market that utilizes maker-taker pricing. As a result of these changes, the U.S. options market is beginning to look more like the U.S. listed cash equity securities market.

The table below shows the relative market share of the U.S. listed equity options market of each of the following trading venues in 2005 compared to the year ended December 31, 2011:

	Year Ended December 31, 2011	Year Ended December 31, 2005	Increase / (Decrease)
BZX(1)	3.1%	*	3.1%
Boston Options Exchange	3.1	5.2%	(2.1)
CBOE	24.8	31.2	(6.4)
C2(1)	1.2	*	1.2
International Securities Exchange(1)	17.1	29.8	(12.7)
NASDAQ OMX PHLX(1)	22.0	10.8	11.2
NASDAQ Options Market(1)	4.2	*	4.2
NYSE Amex	13.6	13.4	0.2
NYSE Arca(1)	10.9	9.6	1.3

Source:	December 31, 2011 data as published by OPRA; December 31, 2005 data as published by OCC. We present data from different sources for these periods because historical data from OPRA is unavailable to us prior to the time we became a member of OPRA (upon the launch of our U.S. listed equity options market).
*	This market did not exist in 2005.
(1)	This market offers maker-taker pricing for all or a portion of the trading that it conducts.

Our Competitive Strengths

As a result of these industry developments, new trading centers like ours are better able to compete against incumbent exchanges based on technology, customer experience and price. We believe that the following competitive strengths position us well to capitalize on these industry dynamics:

•

Leading Proprietary Technology Platform. Unlike traditional market centers, we are a technology company at our core. We developed, own and operate the BATS trading platform, which we designed to optimize reliability, speed, scalability and versatility.

➢

Our trading platform has experienced very low downtime, as demonstrated by the fact that for the years ended December 31, 2010 and 2011, BZX was immediately and automatically accessible 99.999% and 99.940% of the time, respectively. For the year ended December 31, 2011, BYX and BZX (options) were immediately and automatically accessible 99.998% and 99.996% of the time, respectively. We believe that this reliability gives our customers an additional incentive to use our platform to mitigate trade execution risk, especially in times of extreme market volatility.

➢

Our average latency on BZX, which measures the time that it takes for us to process an order message, has decreased 84.4% from over 930 microseconds in January 2007 to approximately 145 microseconds for the year ended December 31, 2011.

➢

For the year ended December 31, 2011, BZX processed approximately 29,000 order messages per second on average. At times, BZX has processed as many as 300,000 order messages per second, and in testing, our platform has demonstrated its ability to process more than one million order messages per second on a sustained basis.

➢

In order to continuously implement new enhancements to our platform, new releases of software are deployed multiple times per month. With the exception of Chi-X Europe which will be transitioned to our platform during 2012, we use the same technology platform across all of our markets, so that new releases can be deployed simultaneously in all of our markets.

•

Significant Operating Leverage. The scalability of our technology platform and the efficiency of our operations allow us to continue to grow with limited additional capital investment. We use technology to leverage our products and employees across multiple asset classes and geographies. As a result, we are able to operate with lower overhead than many incumbent exchanges. In addition, as a new business, we are not burdened by legacy infrastructure. With fewer than 200 employees globally as of December 31, 2011, we have captured substantial market share from traditional exchanges in the United States and Europe while maintaining substantially lower fixed costs.

•

Commitment to Competitive and Innovative Pricing. Due to our operating leverage, we are able to profitably employ an aggressive, low-spread pricing strategy, which we believe provides us with an important competitive advantage. In addition, we have employed innovative, and in some cases, disruptive pricing strategies to increase our market share. In connection with launching new markets, we have often offered pricing specials, which may generate short-term losses, but generally result in significant growth in long-term market share as customers have continued to use our markets even after pricing specials end. For example, after our pricing special in January 2007, our market share of trading in NASDAQ-listed cash equity securities increased from 4.9% at the beginning of that month to 9.6% at the end of that month and averaged 8.0% per month for the remainder of that year. In addition, in 2011 we began providing customers who execute a specified minimum volume with more favorable pricing for orders posted on certain of our markets that improve the then current national best bid or best offer for a particular listed equity option or listed cash equity security. This in turn provides better execution prices for other customers. We initiated such pricing on our U.S. listed equity options market in January 2011, and our share of the U.S. equity options market increased from 0.7% for the fourth quarter of 2010 to 3.0% for the fourth quarter of 2011.

To drive market share, we implemented strategic pricing changes in our U.S. Equities segment in July 2011, through which we recognized $14.6 million more in net revenues during the year as a result of an increased net capture rate. These changes included the introduction of tiered pricing for those members providing liquidity on BZX as well as implementation of NBBO setter pricing. Specifically, for securities priced above $1, those customers trading at least 0.5% of the total consolidated volume, or TCV, on BZX received a higher incremental rebate, and those customers trading at least 1.0% of the TCV on BZX began receiving an even higher incremental rebate. On BYX, we began charging liquidity providers more than we rebated liquidity removers, thereby realizing a positive net capture. In addition, on both BZX and BYX we also introduced NBBO setter pricing, through which a liquidity maker receives a higher rebate in the case of BZX, or a reduced fee in the case of BYX, for orders that set the NBBO if the liquidity maker’s total average daily trading volume is at least 0.5%, in the case of BZX, or 0.10%, in the case of BYX, of the TCV. In the aggregate, the introduction of this tiered pricing structure and NBBO setter pricing had the effect of increasing volume and increasing the net capture rate. Had we implemented these changes for the full year and assuming no change in volume, this would have resulted in an incremental $12.1 million more in net revenues. We also made a pricing change in our U.S. Options segment in August 2011 through which we recognized $5.3 million more in net revenues. The pricing changes in our U.S. Options segment included increasing our fee and decreasing our rebate to increase our net capture per contract. We also launched our quoting incentive program, or QIP, which offers an increased rebate to liquidity makers willing to consistently display competitive quotes. Finally, we decreased the rebate available through our NBBO setter program, which had been in place since January 2011. Had we implemented these changes for the full year and assuming no change in volume, this would have resulted in an incremental $6.2 million more in net revenues.

•	Demonstrated Ability to Rapidly Execute on Market Opportunities. We have demonstrated an ability to quickly and successfully capitalize on new opportunities in the United States and internationally:

➢	we were originally founded in June 2005 and, with just 13 employees, launched trading approximately seven months later;

➢	we executed our first trades on BATS Europe in October 2008, seven months after receiving board approval to enter the European market;

➢

when we transitioned our trading platform in the United States from an ECN to a national securities exchange, we obtained Securities and Exchange Commission, or SEC, approval in August 2008, approximately 10 months after our initial filing, and launched the exchange three months later;

➢	we began trading listed equity options in the United States in February 2010, eight months after board approval;

➢	we applied to operate a second national securities exchange, BYX, in October 2009; we successfully secured SEC approval within 10 months, and we launched the exchange two months later;

➢

we executed a definitive agreement to acquire Chi-X Europe in February 2011 and secured approval for the transaction from the U.K. Competition Commission nine months later, allowing us to close the transaction successfully in November 2011; and

➢

we received final approval from the SEC of rules necessary to operate a primary listings business in October 2011 and successfully launched our first listings of seven ETFs three months later in January 2012.

•

Innovative Products and Services. As part of our commitment to deliver a differentiated customer experience, we have developed a suite of innovative order types, risk management tools and other products and services to address our customers’ needs. For example, we offer several products that enable our customers to monitor their order handling on our markets in real time, such as our user dashboard and latency reports, both of which are web-based tools designed to provide customers with real-time information about their connectivity to our platform and the speed at which their orders are processed and executed within our markets. We also operate one of the few market centers in Europe that offers routing services to other venues that publicly display quotes, or lit venues, which we believe provides an added incentive to use our market.

•

Partnership Approach with Customers. We were formed in 2005 by David Cummings, one of our directors and the chairman of Tradebot Systems, and 12 former employees of Tradebot Systems, which is a leading proprietary electronic trading firm. Through a series of investments, we also gained the sponsorship of Lime Brokerage and affiliates of Bank of America Merrill Lynch, Citi, Credit Suisse, Deutsche Bank, GETCO, J.P. Morgan, Lehman Brothers, Morgan Stanley and WEDBUSH (on January 1, 2008, Lime Brokerage transferred to Lime Brokerage Holdings LLC and its affiliates all of our Class A common stock owned by Lime Brokerage, and on June 13, 2011, WEDBUSH acquired Lime Brokerage). As a result of investments by affiliates of our strategic investors, we benefit from access to the strategic insights and industry expertise of some of the most active market participants. In an effort to continue this collaborative relationship, we will issue high-vote Class B common stock in conjunction with this offering to our existing stockholders and institute various transfer restrictions on our common stock to be held by them following this offering. We believe that these measures will encourage continued meaningful ownership by stockholders affiliated with users of our markets following this offering. In addition, our board remains composed of members with strong industry ties who we believe will continue to provide important strategic insight and industry expertise.

•

Seasoned Management Team with a Core Focus on Technology. Our management team has extensive experience in financial market operations with a deep background in technology. In addition, a large portion of our management team has worked together for several years, and the majority of our founding employees continue to be employed with us. We believe that our management team has demonstrated its ability to grow our business through continued product and technological innovations and that our team of technology professionals is among the best in the industry.

Our Growth Strategies

We believe that we are well positioned to leverage our competitive strengths to enhance our market position and expand into other countries and asset classes. We continually analyze new opportunities and, in particular, intend to pursue the following growth strategies:

•

Develop Additional Products and Services to Enhance Our Market Penetration and Profitability. We believe there are significant opportunities to generate additional revenue by expanding customer access to our markets and services, offering additional trade execution choices and enhancing our market data products. For example, in Europe, we were the first market center to offer a multilateral interoperable clearing service, which provides trading participants with a choice of a preferred clearer from multiple interoperating clearing counterparties, instead of the traditional single clearing counterparty affiliated with a market center. We believe that multilateral interoperable clearing services are significantly reducing clearing costs through competitive clearing in Europe. Also, in December 2011, we launched a primary listings business in the United States, which we expect to be a competitive alternative to the incumbent exchanges. We intend to compete with the other primary listings markets by offering simple and competitive pricing for issuers, innovative mechanisms to promote liquidity and superior customer service, including access to market insight tools. In addition, while we do not currently charge for our primary real-time market data products, in 2010, we began offering new value-added market data products for a fee and continue to explore additional opportunities to offer other market data products for a fee.

•

Expand into New Asset Classes and Broaden Our Geographic Reach. We plan to continue to expand into new asset classes and new countries where we see opportunities to leverage our technology platform to capture market share. We are currently considering a variety of opportunities, including the trading of U.S. Treasury securities and other fixed income products, foreign exchange, U.S. futures and other derivative products, and expansion into Brazil and Canada. We are currently a party to a memorandum of understanding with Claritas, a Brazilian asset management firm, to explore opportunities in the Brazilian market, including the potential creation of a new exchange in Brazil. Our goal is to enter at least two new markets by the end of 2014.

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Leverage Chi-X Europe Acquisition. We believe that our acquisition of Chi-X Europe, which we completed on November 30, 2011, will further our position as a leading transatlantic exchange operator and will solidify us as a preeminent pan-European trading venue. We expect to benefit from synergies as a result of the acquisition, including the transition of Chi-X Europe to our trading platform, which we expect to be completed during the second quarter of 2012. We believe the combination will improve our competitive position, enhance our profitability through scale and cost efficiencies and provide us additional opportunities to influence European market structure developments for the benefit of our customers, including through registering as an exchange, which we intend to pursue in 2012.

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Pursue Strategic Opportunities. We intend to seek additional opportunities to grow through strategic alliances or acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform, provide significant market share and profitability and are consistent with our corporate culture. We believe that the establishment of a public trading market for our common stock will enhance our ability to pursue strategic opportunities by providing a currency with which to execute future acquisitions.

Our Markets

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U.S. Equities. We own and operate two national securities exchanges in the United States for the trading of listed cash equity securities and exchange-traded products, such as ETFs, and are the third largest exchange operator in the United States based on volume of shares traded with a 11.3% share of the U.S. equity market for the year ended December 31, 2011. Our BZX listed cash equities exchange is the product of the evolution of our ECN, which initially launched in January 2006. The SEC granted BZX national securities exchange status in August 2008. BYX, which we launched in the fall of 2010, is a U.S. listed cash equities exchange separate from BZX, but trades the same securities as BZX. BYX targets different market segments by offering different pricing alternatives.

U.S. Equity Market

Year Ended December 31, 2011

Source:	Data as published through the Unlisted Trading Privileges Plan and Consolidated Tape Association Plan feeds.

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European Equities. We offer pan-European trading across 15 European countries from a single location in London as of December 31, 2011. For the month ended December 31, 2011, BATS Chi-X Europe had a 25.4% share of European trading in the securities available for trading on BATS Chi-X Europe. We launched BATS Europe in October 2008 in response to regulatory changes in the European Union, particularly the adoption of MiFID, which opened up the European securities markets to new entrants seeking to compete on a pan-European basis. Our acquisition of Chi-X Europe on November 30, 2011 resulted in our operating the largest pan-European equities trading venue. In addition to our MTFs, we also operate two dark pools. As of December 31, 2011, there were over 1,800 securities and exchange-traded products available for trading on BATS Chi-X Europe.

European Equity Market

Year Ended December 31, 2011

Source:	Data internally compiled by us utilizing direct feeds from European trading venues and third-party market data vendors.
(1)

Represents BATS Chi-X Europe market share (11 months, from January 1, 2011 until November 30, 2011, of BATS Europe market share and the one month ended December 31, 2011 of combined BATS Chi-X Europe market share, as the Chi-X Europe acquisition was completed on November 30, 2011). Had we completed the Chi-X Europe acquisition on January 1, 2011, our combined pro forma market share for the year ended December 31, 2011 would have been 24.1%.

(2)	Represents Chi-X Europe market share (11 months, from January 1, 2011 until November 30, 2011). BATS Europe acquired the Chi-X Europe trading platform on November 30, 2011.
(3)	In February 2010, LSE Group completed its acquisition of a majority interest in Turquoise.

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U.S. Options. BZX operates a separate market for the trading of listed equity options, which we launched in February 2010 to participate in the growing market for the trading of derivative products as a result of recent regulatory and market developments, including the shift to penny-increment pricing and the significant increase in the popularity of the “maker-taker” pricing model. For the year ended 2011, our market had a 3.1% share of the U.S. equity options market.

U.S. Equity Options Market

Year Ended December 31, 2011

Source:	Data as published by OPRA.

Marketing

Our marketing strategy is focused primarily on educating market participants about our value proposition and raising brand awareness through selected media. Through our website and targeted communications aimed at reaching current and potential customers, as well as our presence at industry trade shows and participation in industry forums, we focus on educating customers about the changing dynamics of our industry and the benefits of using our markets.

We are also focused on raising brand awareness through our sponsorship of a major league baseball team, the Kansas City Royals, and the creation of the BATS 1000 Index, which tracks the performance of the top 100 securities by market capitalization in each of 10 equally-weighted sectors. We believe enhancing brand awareness within the financial community and among current and potential customers is an important part of our marketing effort.

We also developed and now publish a market volume page on our website that provides extensive detail about trading volume on the various execution venues in the United States and Europe. We believe that our market volume pages have become an important resource for market participants to track execution volumes across trading venues and, as a result, have enhanced our brand awareness.

Technology

The technology powering our matching engine and our smart-order routing service was created in house, is wholly-owned and maintained by us and, with the exception of Chi-X Europe which will be transitioned to our platform during 2012, supports trading on all of our markets. To maintain quality control, all development for new markets is done by a specialized team out of our headquarters in the Kansas City area. As demonstrated by our rapid entry into European listed cash equities and U.S. listed equity options trading, our technology platform is extremely adaptable to new geographies and asset classes within a short period of time.

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Trading Platform. Unlike traditional market centers, we are a technology company at our core. We developed, own and operate the BATS trading platform, which we designed to optimize reliability, speed, scalability and versatility. We have developed our platform to be both robust and reliable.

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Our trading platform has experienced very low downtime, as demonstrated by the fact that for the years ended December 31, 2010 and 2011, BZX was immediately and automatically accessible 99.999% and 99.940% of the time, respectively. For the year ended December 31, 2011, BYX and BZX (options) were immediately and automatically accessible 99.998% and 99.996% of the time, respectively. We believe that this reliability gives our customers an additional incentive to use our platform to mitigate trade execution risk, especially in times of extreme market volatility.

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Our average latency on BZX, which measures the time that it takes for us to process an order message, has decreased 84.4% from over 930 microseconds in January 2007 to approximately 145 microseconds for the year ended December 31, 2011. By reducing latency, we assist our customers in reducing the trade execution risk associated with trading within our markets. The chart below highlights the significant reduction in latency on BZX since 2007 along with the increase in averaged daily volume of trades handled by BZX during such time:

BZX

Latency(1) Compared to Average Daily Volume by Month

January 2007 to December 2011

(1)

“Latency” represents the average time in microseconds (one-millionth of a second) required to process customer orders during the period shown, from the time they were received and read by our gateway software process assigned to a customer until the corresponding order acknowledgment or cancel message from our matching engine was received by our gateway software process and was ready to be sent back to the customer. Thus, our latency represents the speed of all orders through our matching engine and back on all days shown in the chart above.

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Our platform has also demonstrated its scalability. For example, for the year ended December 31, 2011, BZX processed approximately 29,000 order messages per second on average. At times, BZX has processed as many as 300,000 order messages per second, and in testing, our platform has demonstrated its ability to process more than one million order messages per second on a sustained basis.

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Our platform is also versatile. We use readily available hardware, thereby minimizing capital outlays required for each new market entry. Our team of technology professionals resides in the Kansas City area which we believe provides greater development efficiency at a relatively lower overhead compared to competitors. Also, in order to continuously implement new enhancements to our platform, new releases of software are deployed multiple times per month, given that we use the same technology platform across all of our markets (with the exception of Chi-X Europe which will be transitioned to our platform during 2012), new releases can be deployed simultaneously in all of those markets.

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Market Data. Our platform offers industry-leading market data, some of which we offer for free and others that we offer for a fee. Our free market data feeds include Multicast PITCH and TCP PITCH, both of which provide real-time depth of book quotations and execution information, and TOP, which only shows top of book quotes and trades (not depth of book information or hidden or routed orders) but, in doing so, offers a significant reduction in required bandwidth and processing. Our value-added market data, for which we charge a fee, includes our Last Sale Feed, which is a real-time, intra-day feed that disseminates matched trade price, volume and execution time on our book, and our Historical Data, which allows customers to access our historical PITCH, TOP and Last Sale Data feeds through our website or on a drive that we provide. We implemented our proprietary Multicast PITCH market data feed in January 2009. It offers extremely low latency access to our market data, and as part of Multicast PITCH, we developed the new Spin Server process, which allows Multicast PITCH recipients to quickly synchronize their systems with our fastest market data when a network communication failure occurs.

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Order Routing. We also offer customers a low-latency, full-featured smart-order routing service to access other markets when insufficient liquidity exists in our markets to fulfill an order. This proprietary smart-order routing technology is currently common among BZX, BYX and our displayed book in Europe, and will be common among the Chi-X Europe displayed book upon completion of migration to our technology in 2012. Our smart-order routing strategies are designed to allow our customers to access liquidity on other market centers to achieve best prices. These strategies include customer-selected options to route an order serially to the best prices at other market centers, or to split up an order and route portions of the order simultaneously in parallel to other market centers. While smart-order routing has been around for some time in U.S. equities, it is still a novel offering in listed equity options and in Europe where we believe we have established a leading market position.

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Disaster Recovery. In the United States, our primary trading and order routing platform operates out of two separate data centers in New Jersey, one as a primary data center and the other as a backup data center. Each operates on a separate electrical grid and water supply system and is owned and operated by a different company. We have tested our backup trading center under live trading conditions and we believe that we would be able to quickly initiate trading out of our backup data center in the event of an outage at our primary data center. We believe that our recovery time in the event of an outage is comparable to or better than that of our competitors. We recently decided to open a backup data center in Chicago, Illinois. We anticipate initiating operations at the Chicago backup data center during 2012 and, after a transition period, ceasing the operation of our existing backup data center in New Jersey.

In Europe, our primary data center is in Slough, England. We have business continuity policies and procedures in place to ensure the continuity of our business in the event of disruption affecting BATS Europe. The disaster recovery site for Chi-X Europe is in Park Royal, London, where we also intend to locate a disaster recovery site for BATS Europe. In addition, we have a disaster recovery site in New Jersey, through which we could operate in the event of complete loss of our primary data center in

Europe. As part of our integration plan for Chi-X Europe, we expect to operate a back-up location for our London operations in the United Kingdom by the end of the first quarter 2012 by consolidating facilities with Chi-X Europe.

Our Customers

Our customers in the United States include members of BZX and BYX, which are SEC-registered broker-dealers, and the sponsored access clients of those broker-dealers. Similarly, our customers in Europe are FSA-registered brokerage firm participants of BATS Europe, as well as sponsored access clients of these brokerage firms and certain unregistered direct access participants. In the United States as of December 31, 2011, we had 384 members of BZX and 237 members of BYX. As a result of the Chi-X Europe acquisition, BATS Chi-X Europe has approximately 145 participants from 15 countries.

As mentioned above, various affiliates of our strategic investors are significant customers. For 2011, 2010 and 2009, approximately 29.4%, 31.7% and 29.8% of our total revenues, respectively, were generated by affiliates of our ten strategic investors. For the years 2011, 2010 and 2009, 31.3%, 41.8% and 53.7% of our total cost of revenues, respectively, were generated by affiliates of our strategic investors. For a description of revenues received and payments made to these affiliates, see “Certain Relationships and Related Transactions.” For 2011, 2010 or 2009, approximately 13.2%, 31.0% and 51.0%, respectively, of total liquidity payments were paid to an affiliate of one of our strategic investors. No other customer accounted for more than 10% of our liquidity payments for 2011, 2010 or 2009. Affiliates of our strategic investors also make up a significant portion of the volume traded on our equities trading platform. For example, for the quarter ended December 31, 2011, affiliates of all ten strategic inventors ranked in the top 25 of all members trading on our trading platform (based on volume), their trades representing 33% of the total volume traded for the quarter. However, for the first time in eight quarters, none of our top three members trading on our platform (based on volume) were affiliates of strategic investors for the quarter ended December 31, 2011.

In 2011 and 2010, no single customer accounted for more than 10% of our transaction fees. In 2009 approximately 14.4% of our transaction fees were generated by one customer not affiliated with any of our strategic investors. In 2009 no other customer accounted for more than 10% of our transaction fees.

Intellectual Property

We own, have filed applications for or have licensed from third parties rights to trade names, trademarks, community trademarks, domain names and service marks that we use in conjunction with our operation and services. We have registered many of our most important trademarks in the United States and in the United Kingdom, including, for example, “BATS Trading, Inc.,” “BATS” and “Making Markets Better.”

We have filed patent applications covering our proprietary business processes related to the BATS 1000 Index, our European market-on-close product, and our auction processes associated with our primary listings business. See “Risk Factors—Risks Relating to Our Business—Our inability to protect our intellectual property rights and claims by others that we infringe their intellectual property rights could adversely affect our business” for a discussion of the risk factors associated with our intellectual property.

Competition

The market for execution services is intensely competitive in the asset classes and geographies in which we operate. See “Risk Factors—Risks Relating to Our Business—We face intense competition and compete with a broad range of market participants in both the United States and Europe, and consolidation and alliances among our competitors could impair our competitive position.”

Market participants now have multiple venues for the execution of orders. In addition to national securities exchanges, in the United States, these venues include numerous ATSs, many of which operate as “dark pools” and broker-dealers who internalize orders for execution. In Europe, these alternate venues include MTFs that operate “lit” books and/or “dark pools,” broker crossing networks and other broker-dealers who internalize orders for execution.

We compete in the U.S. listed cash equity securities market against NYSE Euronext, NASDAQ OMX, Direct Edge, other regional exchanges and several ATSs. In Europe, our major competitors include LSE, NYSE Euronext, Deutsche Börse, NASDAQ OMX, SIX Swiss Exchange and BME, as well as Turquoise. We compete in the United States in listed equity options against CBOE, NYSE Euronext, NASDAQ OMX, ISE and BOX.

We face competition based on technology, customer experience and price. We also face competition based on products and services offered, such as order types and risk management tools. We believe that we compete favorably with respect to these factors. However, many of our current and potential competitors are more established and substantially larger than we are, and have a substantially greater market presence, as well as greater financial, technical, marketing and other resources. In addition, many of our competitors have broader name recognition, offer a wider range of services and have a larger customer base than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

Corporate Culture and Employees

We pride ourselves on fostering a corporate culture that encourages our employees to work together to meet our corporate goals and to be active participants in the community. As a result, we actively encourage teamwork in part through our compensation structure, which entitles all employees to quarterly bonuses if we meet certain corporate goals, and in part through less formal practices, such as our weekly all-staff meetings during which our employees are kept informed of recent business and regulatory developments and priorities. Moreover, we believe that people are attracted to organizations that focus on more than just financial incentives. As a result, we fully support our employees’ pursuit of community and charitable causes, including through paid leave for community service and a corporate charity matching program. In addition, we are a strong believer in the importance of good corporate citizenship and support a variety of charitable causes.

As of December 31, 2011, we employed 170 employees, 92 of whom are based in the United States, and 78 of whom are located in London. None of our employees is subject to a collective bargaining agreement. Overall, we consider our relations with our employees to be good.

Facilities

Our principal office is located at 8050 Marshall Drive, Lenexa, Kansas, where we lease approximately 39,000 square feet of space. The lease on this space expires in 2014 and contains an option to renew for an additional five years. We also lease approximately 5,900 square feet in the Kansas City metropolitan area for disaster recovery and business continuity purposes that expire in 2014. In addition, we maintain an office in New York at 14 Wall Street. That lease on approximately 6,000 square feet expires in 2013. In addition, we have renewed the agreement for the primary data center in Weehawken, New Jersey and added a new secondary data center in Chicago, Illinois. Following the acquisition of Chi-X Europe on November 30, 2011, our principal offices in the United Kingdom are now at 10 Lower Thames Street, London, where we assumed a lease from Chi-X Europe of approximately 6,944 square feet of office space. That lease expires in April 2020. In Europe, our primary data center is in Slough, England. The disaster recovery site for Chi-X Europe is in Park Royal, London, where we also intend to locate a disaster recovery site for BATS Europe. In addition, we have a disaster recovery site in New Jersey, through which we could operate in the event of complete loss of our primary data center in Europe. As part of our integration plan for Chi-X Europe, we expect to operate a back-up location for our London operations in the United Kingdom by the end of the first quarter 2012 by consolidating facilities with Chi-X Europe.

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space will be available at commercially reasonable terms for future expansion to the extent necessary.

Legal Proceedings

Realtime Data. In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO, which we refer to as Realtime, claims that we, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. More specifically, the complaints allege that Realtime is a developer of software- and hardware-based data compression products and holds certain related patents, which our FASTPITCH technology (one alternative to our Multicast PITCH market data feed that we offer) allegedly infringes. The complaint seeks declaratory and injunctive relief or, in the alternative, a compulsory ongoing licensing fee, as well as unspecified damages for past and future infringement, attorneys’ fees, costs and expenses. Further, several of the defendant financial data providers are our members whom we have indemnified against any damages resulting from this action. On April 6, 2011, the U.S. Court of Appeals for the Federal Circuit ordered a transfer of the case to the U.S. District Court for the Southern District of New York. This allegation involves alleged infringement of intellectual property, which due to its nature involves potential liability that is uncertain and difficult to quantify. We believe this allegation is without merit and intend to vigorously defend this litigation. At this time, we believe an unfavorable outcome is not probable and are unable to estimate a range of loss, if any, that is reasonably possible, as that term is defined in ASC 450, Contingencies, as the damages sought in the allegation have not been quantified or substantiated. We do not believe losses, if any, would have a material effect on the results of our operations or financial position taken as a whole.

Other Proceedings. In addition, as a self-regulatory organization under the jurisdiction of the SEC, we are subject to reviews and inspections by the SEC, and BATS Trading is subject to reviews and inspections by FINRA. We have from time to time received inquires and investigative requests from the SEC’s Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about our compliance with the federal securities laws as well as our members’ compliance with the federal securities laws. We recently received a written request from the SEC’s Division of Enforcement seeking documents and information related to the development, modification and use of order types, and our communications with certain market participants (including certain of our members affiliated with certain of our stockholders and directors) regarding the development, modification and use of order types; our information technology systems; and trading strategies. The investigation is in the early stages and we are cooperating with the staff. In addition, from time to time we are also involved in various legal proceedings arising in the ordinary course of our business. We do not believe that the outcome of any of these reviews, inspections or other legal proceedings will have a material impact on our consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

REGULATION

United States

Overview of SRO Regulation and BZX’s and BYX’s SRO Status

Effective regulatory oversight is important to our reputation. U.S. stock exchanges and European MTFs must run fair, well-regulated marketplaces, and broker-dealers seek to trade on markets that are fair and orderly. Our trading platform is designed to facilitate fair and orderly markets, and we deploy cutting-edge regulatory surveillance technology in the United States and Europe to monitor our customers’ trading. We are committed to maintaining strong and effective regulation, and we are active participants in ongoing dialogue regarding regulatory and market structure issues in both the United States and Europe. Each of our national securities exchanges, BZX and BYX, has a separate board of directors. A majority of directors of each exchange’s board are non-industry directors in accordance with each exchange’s bylaws. These boards of directors are primarily responsible for overseeing our national securities exchanges’ discharging of their regulatory responsibilities.

U.S. federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations. The second tier consists of SROs, which include national securities exchanges, such as BZX and BYX. To the extent common rules and common members exist between SROs, these supervisory duties can be delegated by SEC-approved plans among SROs. An SRO can also contractually outsource these supervisory duties to another SRO through a regulatory services agreement, or RSA; however, in such cases, the SRO outsourcing the duties remains ultimately responsible and liable for the performance of the supervisory duties. Both BZX and BYX are SROs and are registered with and subject to oversight by the SEC.

Exchanges are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo a rigorous application and review process with the SEC before beginning operations. Among other things, the SEC must determine that the exchange has the capacity to carry out the purposes of the Exchange Act. A national securities exchange must comply with the Exchange Act and have the ability to enforce compliance by its members and persons associated with its members with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange.

Virtually all facets of our exchange operations are subject to SEC oversight. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight, including evaluating and authorizing broker-dealer applicants for exchange membership, conducting automated surveillance of trading occurring on BZX and BYX, performing on-site examinations of members, conducting investigations when potential misconduct is identified, bringing disciplinary actions against members when warranted and providing a forum for investors and members to arbitrate disputes in connection with securities transactions. We are potentially subject to regulatory or legal action by the SEC or other interested parties. The SEC also has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses, suspend or revoke BZX’s or BYX’s designation as a registered securities exchange or remove or censure any of our officers or directors who violate applicable laws or regulations.

We are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make records available to the SEC for examination. In addition, BZX and BYX are both subject to periodic inspection by SEC staff and will continue to be subject to such inspection in the future. To the extent such reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our competitive position.

Under Section 19 of the Exchange Act, BZX and BYX must submit to the SEC proposed changes to any of their respective rules, policies and practices, including certain revisions of BATS Global Market, Inc.’s, BZX’s or BYX’s certificate of incorporation or bylaws. The SEC will typically publish the proposal for public comment, after which the SEC may approve or disapprove the proposed rule change. Certain changes can be submitted to the SEC on a “notice” basis and are effective upon filing, without SEC approval. The SEC’s review is designed to ensure that BZX’s and BYX’s rules, policies and practices are consistent with the Exchange Act and the rules and regulations thereunder.

During 2011 BZX and BYX entered into a regulatory services agreement, or RSA, with another SRO, CBOE, to perform certain regulatory functions on their behalf, including for our U.S. listed equity options market. Prior to the CBOE RSA, BZX and BYX maintained an RSA with FINRA. In conjunction with the transition to the CBOE RSA, FINRA continues to provide some regulatory services to BATS under the FINRA RSA, including completing examinations and investigations that were in process when BZX and BYX executed the CBOE RSA. BZX and BYX retain ultimate responsibility for the regulatory activities performed under these agreements. BZX and BYX remain responsible for surveillance and enforcement with respect to trading activities or practices involving our own marketplace. We operate a cutting-edge, real-time surveillance system that conducts all aspects of the daily surveillance of trading and market activities, including, monitoring trading on BZX, BYX and our U.S. listed equity options market. Our automated system produces alerts established by pre-defined criteria and ad hoc reports, which our Chief Regulatory Officer and our Chief Regulatory Officer’s regulatory team analyze and review. We refer investigations into potential violations of BZX and BYX rules and federal securities laws to CBOE. We also refer to CBOE investigations based on customer complaints.

To avoid conflicts of interest that can arise from “self-listing,” upon initial listing and throughout our continued listing, BZX will file a quarterly report with the SEC detailing our trading and BZX’s monitoring of our compliance with BZX’s listings requirements. This report will include a summary of any related surveillance alerts, complaints, regulatory referrals, trades cancelled or adjusted, investigations, examinations, formal and informal disciplinary actions, exception reports and trading data of our publicly listed security. In addition, on an annual basis, BZX will engage an independent accounting firm to review and prepare a report on our publicly listed security to ensure that we are in compliance with the BZX listings requirements, and BZX will provide the SEC with a copy of such report.

Section 6 of the Exchange Act requires national securities exchanges to provide fair representation to their members. To comply with this requirement, BZX and BYX have adopted structural and governance standards, including that their bylaws require a certain number of directors to be representatives of their members.

Rule 17d–2 Agreements Among SROs

Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate among themselves certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d–1, the SEC designates one SRO to be the Designated Examining Authority, or DEA, for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the regulatory oversight of the financial aspects of that broker-dealer. Neither BZX nor BYX is a DEA for any of its members.

Exchange Act Rule 17d–2 permits SROs to enter into agreements, commonly called Rule 17d–2 agreements, which are approved by the SEC and concern the enforcement of laws and rules applicable to all of those SROs and relating to members those SROs have in common. In September 2008, the SEC approved a separate Rule 17d–2 agreement for the surveillance, investigation and enforcement of common insider trading rules among all equity marketplaces for all NYSE Amex-, NYSE- and NASDAQ-listed stocks and Chicago Stock Exchange solely-listed stocks. The participants also entered into associated Regulatory Services Agreements, the Insider Trading RSAs, with NYSE Regulation and with FINRA to provide for investigations and enforcement against certain broker-dealers and their associated persons. BZX and BYX are participants in these agreements solely in relation to their respective activities.

In addition, we have entered into a Rule 17d–2 agreement with FINRA under which FINRA has examination and enforcement responsibility relating to compliance by BZX and BYX members that are also

FINRA members with the rules of the exchanges that are substantially similar to the applicable rules of FINRA, as well as certain provisions of the federal securities laws and the rules and regulations thereunder.

In November 2006, all of the SROs responsible for options trading entered into an Options Sales Practices Agreement, which we refer to as the Sales Practice 17d–2 Agreement and which is a Rule 17d–2 agreement. Under the Sales Practice 17d–2 Agreement, the National Association of Securities Dealers, Inc., or NASD, and NYSE were the only SROs responsible for enforcing rules related to options sales practices for any members that are members of either NASD or NYSE or both. In July 2007, the NASD was consolidated with the member regulation, enforcement and arbitration functions of NYSE to form FINRA. FINRA is now responsible for conducting these sales practice examinations. Under this agreement, BZX and BYX are relieved of regulatory responsibility with respect to sales practice for its members under the Sales Practice 17d–2 Agreement.

In December 2007, the SEC approved a different Rule 17d–2 agreement, the Options Surveillance 17d–2 Agreement, entered into by all of the options exchanges and FINRA, which allocated responsibility to each of the participants for ensuring that their allocated common members complied with the rules governing the submission of expiring exercise declarations. In October 2008, the Options Surveillance 17d–2 Agreement was expanded to allocate responsibility to each of the participants for ensuring that their allocated common members complied with the rules governing options position limits. In November 2008 and May 2009, the Options Surveillance 17d–2 Agreement was again expanded to cover the rules governing large position reporting and position adjustments, respectively. It is anticipated that the scope of this Options Surveillance 17d–2 Agreement may be expanded to include the allocation of other regulatory responsibilities in the future.

Broker-Dealer Regulation

In addition to the regulations described above, one of our subsidiaries, BATS Trading, is a registered broker-dealer regulated by the SEC, FINRA, other SROs of which it is a member and various state securities regulators.

BATS Trading currently operates as our routing broker-dealer for sending orders from BZX and BYX to other venues for execution, which we refer to as outbound routing, including routing orders between BZX and BYX, which we refer to as inbound routing. BATS Trading is considered a “facility” of both BZX and BYX as that term is defined in the Exchange Act. As such, in one sense its activities are legally considered activities of our two national securities exchanges. The consequence of this is that BATS Trading’s permissible conduct is defined by the rules of our two exchanges and any expansion or contraction of that conduct, or changes to fees charged for its services, require SEC approval of rule filings submitted to the SEC by BZX and BYX.

The inbound routing function of BATS Trading is subject to specific BZX and BYX rules designed to ensure that BATS Trading is not given preferential treatment as a routing broker-dealer over other members of BZX and BYX offering competing services. While BZX and BYX are responsible for enforcing BATS Trading’s compliance with these specific rules, those rules also require us to enter into a regulatory services agreement with a non-affiliated SRO and further require BZX and BYX to provide that non-affiliated SRO with any automated surveillance information indicating that BATS Trading may have violated the rules of the exchanges or the federal securities laws. Both BZX and BYX have entered into an RSA with CBOE in connection with fulfilling this obligation.

The SEC, FINRA and other SROs of which BATS Trading is a member adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state securities regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer’s business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safe-keeping of customers’ funds and securities, record-keeping, the financing of customers’ purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer’s DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC’s financial responsibility rules. FINRA is the current DEA for BATS Trading.

As a registered broker-dealer, BATS Trading is subject to regulatory requirements intended to ensure its financial soundness and liquidity, which requires that it comply with certain minimum capital requirements. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria, dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. In addition, the uniform net capital rule and FINRA rules impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain withdrawals of capital. As of December 31, 2011, BATS Trading was in compliance with all such capital requirements.

Options Regulatory Surveillance Authority

On June 5, 2006, the SEC approved a national market system plan named the Options Regulatory Surveillance Authority, or ORSA, Plan. The purpose of the ORSA Plan is to permit the U.S. securities options exchanges to act jointly in the administration, operation and maintenance of a regulatory system for the surveillance, investigation and detection of the unlawful use of undisclosed, material information in trading in one or more of their markets. The ORSA Plan is intended to enhance the effectiveness and efficiency with which the exchanges regulate their respective markets and the national market system for options and to avoid duplication of certain regulatory efforts. The operation of the surveillance and investigative facility contemplated by the ORSA Plan has been delegated to CBOE. The options exchanges have entered into a Regulatory Services Agreement with CBOE, as service provider, pursuant to which CBOE performs certain regulatory and surveillance functions under the ORSA Plan and uses its automated insider trading surveillance system to perform these functions on behalf of the exchanges. The ORSA Plan permits the exchanges to provide for the joint performance of other regulatory or surveillance functions or activities that the exchanges determine to bring within the scope of the ORSA Plan, but any determination to expand the functions or activities under the ORSA Plan would require an amendment to the ORSA Plan and would require SEC approval.

CTA Plan, CQ Plan, UTP Plan and OPRA Plan

BZX and BYX participate in the CTA Plan, the Consolidated Quotation Plan, or CQ Plan, and the UTP Plan, which disseminate certain core trading information, such as last sale reports and quotations for the U.S. equities markets. The Securities Industry Automation Corporation, or SIAC, acts as the “processor” for CTA and the CQ Plan. NYSE Euronext owns SIAC. NASDAQ acts as the processor for the UTP Plan. We are also a member of OPRA, the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the United States. OPRA disseminates certain core trading information, such as last sale reports and quotations. The OPRA agreement, which has been approved by the SEC, sets forth a system for reporting options information that is administered by the member exchanges through OPRA, a limited liability company consisting of representatives of the member exchanges. SIAC acts as the processor for OPRA.

Options Intermarket Linkage Plan

The options markets were linked pursuant to an agreement of the exchanges in the Options Intermarket Linkage Plan, which we refer to as the Linkage Plan, approved by the SEC in 2000. The Linkage Plan facilitated the routing of orders between exchanges in furtherance of a national market system. One of the principal purposes of a national market system is to assure that brokers may execute investors’ orders at the best market price. The Linkage Plan generally was designed to preclude options exchanges and their members from executing a trade at a price inferior to the best price displayed by any of the options exchanges, referred to as a trade-through, by providing exchange market makers with electronic access to the automatic execution systems of the other options exchanges.

The options exchanges, through the Intermarket Linkage Committee, have developed a new linkage plan, which was approved by the SEC on July 30, 2009 and launched on August 31, 2009 and which replaced the original Linkage Plan. The new linkage plan replaced a centralized inter-exchange order routing hub with private order routing linkages established through broker-dealers and introduced new requirements to maintain policies and procedures reasonably designed to assure orders are executed at the best market price.

Options Listing Procedures Plan and Symbology Plan

We are a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options, and a party to the National Market System Plan for the selection and reservation of securities symbols.

Europe

The United Kingdom has a tripartite regulatory system comprising three authorities: the Bank of England, the FSA and Her Majesty’s Treasury. Financial services businesses in the United Kingdom are regulated by the FSA, which is an independent non-governmental body, given statutory powers by the Financial Services and Markets Act 2000, or FSMA. The FSA has four statutory objectives under FSMA: maintaining confidence in the financial system; contributing to the protection and enhancement of stability in the financial system securing the appropriate degree of protection for consumers; and reducing the extent to which it is possible for financial services business to be carried on for a purpose connected with financial crime. The FSA is accountable to Her Majesty’s Treasury Ministers and, through them, to Parliament.

FSMA governs the regulation of financial services and markets in the United Kingdom. Under Section 19 of FSMA, any person who carries on a regulated activity in the United Kingdom must be authorized by the FSA or exempt. Breach of Section 19 may be a criminal offence and punishable on indictment by a maximum term of two years imprisonment and/or a fine. The Financial Services and Markets Act 2000 (Regulated Activities) Order 2001, or RAO, which is secondary legislation under FSMA, details regulated activities and specified investments.

Once a firm is authorized, the FSA requires it to meet the standards set out in its Handbook of Rules and Guidance and to supply the FSA with information so that the FSA can monitor the firm’s business. The FSA supervises the firm according to the risks that it poses to the FSA’s statutory objectives.

Much of the U.K. financial services regulation originates in the European Union. On November 1, 2007, MiFID, which replaced the Investment Services Directive, or ISD, came into force across EEA member states. MiFID aims to harmonize European financial services businesses by setting out provisions governing organizational and conduct of business requirements that apply to firms and the requirements applicable to Regulated Markets (for example, stock exchanges) and MTFs. MiFID also aims to facilitate cross-border business by extending the concept of “passporting,” which allowed firms authorized to carry on business in one European Economic Area, or EEA, member state to carry on business in other EEA member states.

As authorized and regulated investment firms which are the operator of our MTFs, which we refer to as BATS Chi-X Europe, our European subsidiaries, BATS Trading Limited and Chi-X Europe, are required to comply with the relevant U.K. requirements as set out in the FSA Handbook, including where applicable relevant European Directives and Regulations, as implemented in the United Kingdom. These requirements include organizational requirements, capital resources requirements and the specific requirements for MTFs. MiFID sets out requirements for MTFs with respect to the establishment of transparent and non-discretionary rules and procedures governing access and for fair and orderly trading and the efficient execution of orders, as well as to facilitate the efficient settlement of transactions conducted on MTFs and monitoring compliance with the rules. The regulatory functions required of BATS Europe by MiFID are performed by in-house staff. BATS Trading Limited utilizes the same state-of-the-art, real-time surveillance system that we use to monitor trading and market activities on BZX and BYX. This surveillance system will be extended to the Chi-X Europe lit and dark books as part of a technical migration during 2012.

When offering onward routing service, our European subsidiaries are subject to specific FSA rules and requirements. These rules and requirements are designed to ensure that BATS Trading Limited and Chi-X Europe are not given preferential treatment as a routing broker-dealer and that participants of our MTFs are treated fairly.

The European Commission has issued a consultation paper on the review of the Markets in Financial Instruments Directive, or MiFID, and issued proposals in October 2011. The negotiation of legislation, known as MiFID 2, has begun on the basis of these proposals. This effort could result in an alteration of the MiFID structure that has encouraged competition among market centers in Europe. The results of MiFID 2 are uncertain, but could result in less competitive conditions or greater regulation that could increase our costs of operating in Europe.

In response to the global financial crisis, in January 2012, the U.K. government published legislation, the Financial Services Bill, that will have the effect of abolishing the current tripartite regulatory regime described above. Pursuant to the proposed Financial Services Bill, a new Financial Policy Committee, or FPC, will be created in the Bank of England, with primary statutory responsibility for maintaining financial stability. Operational responsibility for prudential regulation will be transferred from the FSA to a new subsidiary of the Bank of England, the Prudential Regulation Authority, or PRA. The regulation of conduct within the financial system will be carried out by a new independent Financial Conduct Authority, or FCA, which will take on the FSA’s responsibilities for conduct of business regulation and supervision of all firms. The U.K. government intends that the Financial Services Bill will become legislation by the end of 2012.

Recent Developments

Policy makers, including legislators and regulatory agencies in both the United States and Europe, are responsible for enacting laws and regulations that govern the manner in which we operate our businesses and the market structure under which we operate. Policy reviews of these laws and regulations and market structures are on-going and we cannot predict the outcome of these reviews or their impact on our businesses. Since the financial crisis of 2008, the focus on many of these laws and regulations as well as overall market structure has intensified, resulting in several new policy proposals and initiatives. Although we are an active participant in communicating our views on these issues to the relevant policy makers, we cannot predict the outcome of any pending initiatives, including the rule proposals discussed below, or fully assess the potential impact on our businesses of any future rules. However, it is possible that the costs and other effects of the proposals discussed below could negatively impact trading volumes, which could, in turn, have a negative impact on our business. Some recent regulatory developments in the United States and Europe include:

United States

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The Dodd-Frank Act. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act introduces numerous significant changes to the regulation of the U.S. financial system, including new regulation of markets for the trading of financial instruments and the participants in those markets. Title VII of the Dodd-Frank Act regulates the market for certain over-the-counter derivatives, known as swaps and security-based swaps, and the participants in those markets, including requiring registration, clearing and exchange trading, capital and margin, adherence to business conduct standards, reporting and recordkeeping. The ultimate effect of the Dodd-Frank Act on the financial system will be impacted by significant regulatory rulemaking over the next several years.

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Equity Market Structure Concept Release. In January 2010, the SEC published a concept release regarding equity market structure. The concept release requests comment on a variety of market structure topics, including, among other things, high frequency trading, co-location, and markets that do not publicly display quotations, or “dark pools.” It requested comment on possible further requirements to give trading priority to displayed prices on other markets. This could significantly change the existing equity market structure by prohibiting a trading venue from trading at prices displayed on other markets, unless that trading venue was first publicly displaying a quote at that price. In light of significant regulatory and technological changes in the equities markets in recent years, the SEC is seeking to assess through this concept release the extent to which the current market structure serves the interests of long-term investors and the promotion of capital formation.

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Joint CFTC-SEC Advisory Committee on Emerging Regulatory Issues. On February 18, 2011, the Joint Advisory Committee released recommendations regarding regulatory responses to the market events of May 6, 2010. Among other things, the Joint Advisory Committee recommended that the SEC consider whether (i) the market would benefit by changes to maker-taker pricing practices, (ii) active traders, such as high frequency traders, should be required to pay additional trading fees, and (iii) to adopt requirements to give trading priority to displayed prices on other markets.

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Consolidated Audit Trail Initiative. In May 2010, the SEC proposed the establishment of a consolidated audit trail, or CAT, for equities, options and other securities. Securities trading today is fragmented, such that no single exchange has a complete real-time view of all trading that occurs across trading venues. While some consolidated audit trail is available to all exchanges on a delayed basis, its granularity is limited. As a consequence, the market surveillance required of exchanges in their capacity as SROs is limited in its ability to identify misconduct committed by market participants across multiple trading venues. In recognition of this limitation, the SEC is proposing the creation of a CAT for the real-time collection of order and execution information from broker-dealers, exchanges and FINRA. The SEC estimates that it would cost the industry approximately $4 billion to initially build the CAT, and $2 billion per year to maintain it, although recent media reports have suggested that the final rule will not require real-time reporting, which if true could result in lower than estimated implementation and maintenance costs. The SEC proposed that SROs fund the CAT, which may result in higher transaction fees and reduced trading volume.

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Large Trader Reporting. In July 2011, the SEC adopted a large trader reporting rule that will require “large traders” of exchange-listed stocks and options to register with the SEC and obtain a large trader identification number. Large traders will be required to provide their identification number to their registered broker-dealers with every order. Large traders include those traders that exercise investment discretion and effect transactions by or through a registered broker-dealer in an amount equal to or greater than either (i) two million shares or shares with a fair market value of $20 million in a single day; or (ii) twenty million shares or shares with a fair market value of $200 million in a single month. Large traders were required to register with the SEC by December 1, 2011. Registered broker-dealers will be required to comply with the rule’s recordkeeping, reporting and large trader activity monitoring requirements beginning April 30, 2012.

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Options Fee Caps. In April 2010, the SEC published for comment a proposal to amend Rule 610 of Regulation NMS to prohibit an exchange from imposing discriminatory terms for access to quotations in listed equity options on its exchange and establish limits on access fees that an exchange would be permitted to charge for access to its best bid and offer for listed equity options on its exchange. This proposed rule mirrors rules already in place in the equities markets, and reflects an outgrowth of the options exchanges adopting other Regulation NMS-like features, such as trade through prohibitions. Although our U.S. listed equity options market’s current fee structure is in line with the fee caps proposed by the SEC, passage of this rule would affect our ability to raise fees in the future.

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Limit Up/Down Proposal. As part of an initiative to restore investor confidence in the wake of the “flash crash” on May 6, 2010, in May 2011, the 13 registered national securities exchanges and FINRA jointly filed a proposed industry plan pursuant to Section 11A of the Exchange Act and Rule 608 thereunder to address extraordinary market volatility, which we refer to as the Plan. The proposed Plan sets forth proposed procedures that provide for market-wide limit up-limit down requirements that would be designed to prevent trades from occurring outside of specified price bands that would be continuously recalculated throughout the trading day. The public comment period on the proposed Plan closed on June 22, 2011. We cannot predict what action the SEC may take on the proposed Plan or what the impact could be on us.

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Market Maker Obligations. The SEC has undertaken a review of market maker obligations in the context of the aforementioned equity market structure concept release, and in light of the events of May 6, 2010. In November 2010, the SEC approved rule changes by the exchanges and FINRA that effectively require market makers to continuously maintain two-sided quotations within some minimum percentage away from the national best bid or offer, effectively 8% away from the national best bid or offer for the most actively traded securities and certain exchange-traded funds. The SEC has not proposed additional rule-making associated with market maker activity, but the events of May 6 have resulted in enhanced scrutiny by the SEC of the function of market makers and of other liquidity providers.

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Risk Management Controls for Broker-Dealers. In November 2010, the SEC adopted Rule 15c3-5 under the Exchange Act, which requires broker-dealers with market access to adopt financial and regulatory risk management controls and supervisory procedures designed to, among other things, prevent the routing of orders that exceed appropriate pre-set credit or capital thresholds, appear to be erroneous, and prevent the routing of orders unless there has been compliance with all regulatory requirements that must be satisfied on a pre-order basis. Rule 15c3-5 could slow trading and result in a reduction in trading volume. Rule 15c3-5 provides certain exemptions for broker-dealers, such as BATS Trading, that are routing orders on behalf of an exchange or ATS for the purpose of accessing other trading centers with protected quotations on behalf of the exchange or ATS in order to comply with Rule 611 of Regulation NMS. Compliance with Rule 15c3-5 was required as of July 14, 2011, although the SEC extended the compliance date for particular aspects of the rule until November 30, 2011.

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Amendments to Regulation SHO. In February 2010, the SEC adopted amendments to Regulation SHO to adopt a short sale circuit breaker rule, under which a security whose price has declined by more than 10% or more from the prior day’s closing price may only be sold short for the remainder of that day and the following trading day at one price increment above the national best bid. The rule contains limited exceptions. The amendments went into effect on February 28, 2011.

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Elimination of Flash Order Exception From Rule 602 of Regulation NMS. In September 2009, the SEC proposed a rule change that would ban the use of “flash orders” in equities and options markets. A “flash order” is a type of order that benefits from an exemption from SEC rules that generally require each exchange to publish its best quotations communicated on the exchange. Today, this exemption is used to electronically “flash” on exchanges orders that are marketable but cannot be executed on the receiving exchange at that exchange’s disseminated price because another exchange is displaying a better price. Such order types and processes are more common in the options markets than in the equities markets. Flashing an order gives market participants on the receiving exchange an opportunity to step-up and match the better price available on another exchange before an order is routed to such other exchange. Flashing an order also creates a disincentive for market participants to quote aggressively as a means to compete for an execution, which can have a detrimental impact on price discovery. If the SEC eliminates flash orders, it may have an effect on the competitive landscape of the exchange industry. Exchanges use flash orders as a way of maximizing their trading volume and the revenue generated through the execution of trades. We cannot predict what action the SEC may take on this proposal, when the SEC may take such action and what the actual impact could be on us.

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Regulation of Non-Public Trading Interest. In November 2009, the SEC proposed a rule change to define “bid” and “offer” to include actionable indications of interest. In addition, the SEC proposed to substantially lower the trading volume threshold that triggers the obligation for an ATS to publicly display the best priced bids and offers on such ATS. The SEC also proposed to require real-time disclosure of the identity of each ATS that executes a trade. Thus, if these rules were adopted, dark pools that have as little as 0.25% market share and display quotes to subscribers or use actionable indications of interest would be required to publicly display their bids and offers, and disclose transaction information that is not disclosed today. Approval of this rule proposal could have the effect of encouraging more trading on publicly displayed markets such as ours; however, we cannot predict what action the SEC may take on this proposal, when the SEC may take such action and what the actual impact could be on us.

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Regulation of Automation. The chairman of the SEC has stated that the SEC is considering proposing a rule that would require compliance with automation review standards by national securities exchanges and certain other regulated entities. This proposal would require national securities exchanges and certain other regulated entities to meet adequate standards for the capacity, resiliency and security of their automated systems. It would reinforce the current expectation that national securities exchanges and certain other regulated entities meet such standards, report system changes, malfunctions and intrusions to the SEC and disclose material problems to the public. Under this rule, our systems, and those of competing exchanges and ATSs, could be subject to closer scrutiny.

Europe

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MiFID Review. The overarching objective of MiFID and the associated Regulation is to further stability, integration, transparency and efficiency of E.U. financial markets, as well as investor protection. The European Commission published its detailed proposal on October 20, 2011. Following this, Markus Ferber, the rapporteur on MiFID for the European Parliament, issued a questionnaire to stakeholders. The closing date for comment was January 13, 2012. Work will now proceed in parallel both in Parliament and Council (representing member states) on reaching a common position. A political agreement between all institutions is unlikely before the end of 2012, which will be followed by detailed “Level 2” rulemaking by the European Securities and Markets Authority (ESMA). Implementation is expected in 2015. MiFID 2 will result in a significant change in the European Union regulatory landscape for trading and clearing.

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Market Structure. On December 22, 2011, ESMA published its final report on “Guidelines on systems and controls in an automated trading environment for trading platforms, investment firms and competent authorities.” The purpose of the guidelines is to ensure common, uniform and consistent application of MiFID and the Market Abuse Directive (MAD) as they apply to the systems and controls required of: (i) trading platforms and investment firms in an automated trading environment; and (ii) trading platforms and investment firms in relation to the provision of direct market access and sponsored access. Market participants should comply with the guidelines from May 1, 2012.

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Short Selling. The purpose of the European Regulation on Short Selling and certain aspects of Credit Default Swaps (CDS) is to lay down a common regulatory framework with regard to the requirements and powers relating to short selling and CDS and to ensure greater coordination and consistency between member states. In particular it bans naked CDS on sovereign debt and restricts naked shorting of equities, as well as setting standards regarding transparency relating to net short positions in specific financial instruments. In November 2011, the Council and Parliament voted on the Regulation, which will become applicable on November 1, 2012. ESMA is now consulting on the technical standards and will submit these to the Commission by March 31, 2012.

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OTC Derivatives, Central Counterparties and Trade Repositories. The European Market Infrastructure Regulation (EMIR) sets out new rules relating to over-the-counter derivatives, which we refer to as OTC derivatives, central counterparties and trade repositories. The new rules introduce a reporting obligation for OTC derivatives, a clearing obligation for eligible OTC derivatives, measures to reduce counterparty credit and operational risk for bilateral OTC derivatives, common rules for central counterparties, which we refer to as CCPs, and for trade repositories, and rules on the establishment of interoperability between CCPs. Council and Parliament are expected to find an agreement on the draft Regulation in the coming weeks. The next step will be a call for evidence by ESMA and the European banking Authority (EBA) on the detailed Level 2 rules. The Regulation will apply from the end of 2012.

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Financial Transaction Tax. The concept of a transaction tax has has gained support from the European Parliament in the form of a non-binding resolution and, in September 2011, the European Commission put forward a proposal for a financial transaction tax in the European Union from January 1, 2014. Several European Union member states, including Germany and France, have announced their support for the proposal. France has also proposed a French financial transaction tax. There is a possibility that such a tax could gain further support as an anti-speculation and deficit reduction measure, in which case it would likely raise trading costs and reduce transaction volumes in Europe.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, upon consummation of the initial public offering:

Name	Age	Position
Joe Ratterman	45	Chairman, President and Chief Executive Officer
Chris Isaacson	33	Chief Operating Officer, Senior Vice President and Senior Vice President, Chief Operating Officer and Treasurer of BZX and BYX
Ken Conklin	38	Senior Vice President
Mark Hemsley	49	Senior Vice President, Chairman and Chief Executive Officer of BATS Trading Limited
Tami Schademann	35	Senior Vice President, Chief Regulatory Officer of BZX and BYX
Brian N. Schell	46	Treasurer, Senior Vice President and Chief Financial Officer
Eric Swanson	44	Senior Vice President, General Counsel and Secretary
Jeromee Johnson	37	Vice President, Market Development of BZX and BYX
John Comerford	43	Director
David Cummings	43	Director
Alan H. Freudenstein	47	Director
Jose Marques	47	Director
John McCarthy	48	Director
Chris Mosher	40	Director
Michael Richter	64	Director
Peter Brown	53	Director Nominee
Robert W. Jones	61	Director Nominee
David Roscoe	68	Director Nominee
Caesar Sweitzer	61	Director Nominee
Gary Wedbush	47	Director Nominee

Messrs. Brown, Comerford, Freudenstein, Jones, Marques, Mosher, Roscoe, and Sweitzer will be independent directors for purposes of BZX’s listing standards.

Joe Ratterman, one of our founders in 2005, has served as Chairman, President and Chief Executive Officer since June 2007. Mr. Ratterman also serves as Chairman, President and Chief Executive Officer of BZX and BYX and a director of BATS Trading. Mr. Ratterman initially served as our Executive Vice President and Chief Operating Officer from 2005 until June 2007. Prior to joining us, from July 2004 to December 2005, Mr. Ratterman was vice president of business development at Tradebot Systems, Inc., a proprietary trading firm that uses computer algorithms to provide market liquidity, and, from December 2001 to July 2004, was chief information officer at LabOne, a health screening and diagnostic testing company now owned by Quest Diagnostics. Previously, from March 1990 to December 2001, Mr. Ratterman was chief technology officer at Bridge Information Systems, a worldwide distributor of financial information, now owned by Thomson Reuters. Mr. Ratterman holds a bachelor’s degree in mathematics and computer science from Central Missouri State University, as well as Series 7, 24, 27, 55 and 66 licenses.

Chris Isaacson serves as our Chief Operating Officer and Senior Vice President as well as Senior Vice President, Chief Operating Officer and Treasurer of BZX and BYX and is a director of BZX, BATS Trading and BYX. He is also a founding employee and was our Treasurer from June 2007 to February 2012. Previously, Mr. Isaacson was Vice President of Operations of BATS Trading. Mr. Isaacson was a software developer at Tradebot Systems, Inc. from 2003 to 2005. Mr. Isaacson holds a bachelor’s degree in computer science and business from Nebraska Wesleyan University and a master of business administration from the University of Nebraska, as well as Series 4, 7, 24, 27, 55, 63 and 65 licenses.

Ken Conklin has been our Senior Vice President since May 2011 and also served as a director of BATS Trading Limited from 2008 to 2011. Mr. Conklin joined us as a founding employee in 2005. He initially served as a software developer and, in 2007, served as Senior Vice President of BATS Trading and, beginning in 2008, became a Senior Vice President of BZX. He currently serves as our global head of business development and marketing. Prior to joining us in 2005, Mr. Conklin was a software developer at Tradebot Systems, Inc. His experience also includes software engineering positions at Cerner Corporation and Cyntergy Technology, which are providers of technology services. He spent the first several years of his career as a financial analyst and commercial lender for Bank of America and Firstar Bank (now U.S. Bank). Mr. Conklin holds a bachelor’s degree in economics and business from Kansas State University and a master’s degree in computer science, with honors, from the University of Kansas, as well as Series 7, 63 and 24 licenses.

Mark Hemsley has been Senior Vice President since February 2011. Mr. Hemsley joined us in April 2008 as Chief Executive Officer and Chairman of BATS Trading Limited. Prior to joining us, Mr. Hemsley founded Belvedere Hill Limited, a corporate advisory firm, where he worked from 2005 to 2008. From 2001 to 2004, Mr. Hemsley served as managing director and chief information officer at LIFFE, a futures exchange based in London. He was also a director of LIFFE and was heavily involved in the sale of LIFFE to Euronext N.V., a predecessor company to NYSE Euronext. Mr. Hemsley holds a master of business administration from City University Business School.

Tami Schademann is a founding employee and has led our regulatory and compliance department since we began operations and has served as Senior Vice President since May 2011. Ms. Schademann also serves as Senior Vice President and Chief Regulatory Officer of BZX and BYX and Chief Compliance Officer of BATS Trading. Prior to joining us, Ms. Schademann was chief compliance officer at Tradebot Systems, Inc. from 2001 to 2005. Previously, she was also a manager at Security Investment Company of Kansas City from March 2001 to October 2001 as well as in the trust divisions of Firstar Bank (now U.S. Bank), Commerce Bank and Security Bank of Kansas City from 1994 to 2001. Ms. Schademann holds Series 7, 24 and 63 licenses.

Brian N. Schell has been our Treasurer since February 2012 and our Senior Vice President and Chief Financial Officer since March 2011. Mr. Schell is a 20-year veteran of the financial industry. He spent 16 years at H&R Block Inc. from 1994 to 2010 where he held various senior leadership positions, concluding his tenure as senior vice president, operations, support and development for the firm’s Tax Services division. Mr. Schell also served separately as chief financial officer of the Tax Services and H&R Block Financial Advisors units from 2002 to 2010, holding the former position for seven years. From 1997 to 2002, he was vice president and corporate treasurer and director of investor relations. Mr. Schell began his career as a financial analyst at JP Morgan & Co. in New York in 1987 and also spent five years in Washington D.C. from 1989 to 1994 at KPMG Peat Marwick and the Federal Depository Insurance Corporation, facilitating regulatory-assisted banking transactions. Mr. Schell holds a bachelor’s degree in business administration and an emphasis in finance from the University of Notre Dame and a master of business administration from The George Washington University, as well as a Series 27 license.

Eric Swanson has served as our Senior Vice President, General Counsel and Secretary since February 2010 and has served as the General Counsel for BZX and BYX since their inception. From 2006 to 2008, Mr. Swanson served as chief counsel and vice president of regulatory strategy at Ameriprise Financial. From 1996 to 2006, Mr. Swanson served at the SEC where he was assistant director in the Office of Compliance, Inspections and Examinations’ market oversight unit in Washington, D.C. His duties included supervising the SEC’s inspection program responsible for regulatory oversight of trading on securities exchanges and ECNs. He holds a bachelor’s degree in economics from the University of Minnesota and earned his law degree at Hamline University School of Law.

Jeromee Johnson has served as Vice President of Market Development of BZX since March 2009 and has a lead role in the market structure and promotion of our U.S. listed equity options market. Previously, from August 2007 to February 2009, Mr. Johnson was president of 3D Markets, a provider of software and technology for institutional equity options trading. Prior to 3D Markets, Mr. Johnson was a senior analyst and consultant with

TABB Group, a financial markets research and advisory firm, from 2006 to 2007. Prior to that, Mr. Johnson was director of product development and professional services for UNX, an agency brokerage and provider of electronic trading tools for institutional investors. Mr. Johnson holds a bachelor’s degree in computer science from The American Institute for Computer Sciences, as well as Series 4, 7, 24, 63 and 65 licenses.

John Comerford has served as a director since 2011. Mr. Comerford is the head of global trading research at Instinet where he oversees the Instinet execution experts algorithmic trading platform and Instinet’s insight suite of pre, intra and post trade tools. Before joining Instinet in 2007, Mr. Comerford was head of U.S. trading research at Nomura. Mr. Comerford joined Nomura in 2003 from Schwab Capital Markets where he was head of quantitative trading and research for Schwab Capital Markets’ portfolio trading group. Prior to Schwab Capital Markets, Mr. Comerford worked at Symphony Asset Management as a portfolio manager where he ran U.S. and European market neutral strategies from 1994 to 2002. Mr. Comerford started his career at NISA Investment Advisors where he was instrumental in developing the “efficient index” and creating factor-based alpha models. Mr. Comerford holds a bachelor’s degree in electrical engineering and computer science from Duke University.

David Cummings has served as a director since 2005 and was the founder and Chief Executive Officer of BATS Trading from 2005 until 2007. Mr. Cummings is the owner and chairman of Tradebot Systems, Inc., which he founded, in 1999. He also owns and manages Tradebot Ventures Fund 1, LLC, which is one of our strategic investors. Mr. Cummings holds a bachelor’s degree in computer and electrical engineering from Purdue University.

Alan H. Freudenstein has served as a director since 2010. Mr. Freudenstein is a managing director of Credit Suisse Securities, Inc. Mr. Freudenstein leads the firm’s Principal Investment Group and also sits on the board of US Health Group, DynamicOps Inc, Actiance and TradingScreen Inc. Prior to joining Credit Suisse in 2000, Mr. Freudenstein was a managing director at Bankers Trust Company, where he was responsible for incubation and venture investments within the new world ventures group. Mr. Freudenstein was previously a management consultant at Booz Allen & Hamilton from 1990 to 1992 and an equity research analyst at Salomon Brothers from 1988 to 1990. Mr. Freudenstein holds a bachelor’s degree in economics from Johns Hopkins University and a master of business administration from the University of Chicago.

Jose Marques has served as a director since 2010. Since 2010, Mr. Marques has served as managing director and head of equity electronic trading in the global markets division of Deutsche Bank Securities, where he focuses on product development, technology and the expansion of the equity electronic trading platform. Mr. Marques spent 2004 to 2009 at Credit Suisse, most recently as a managing director in the advanced execution services group. Previously, Mr. Marques served as a director of Boston Stock Exchange and Boston Stock Exchange Clearing Corporation and has had 15 years of experience in electronic trading at firms including Morgan Stanley and Goldman Sachs. Mr. Marques holds a Ph.D. from the University of California, as well as a Series 7 license.

John McCarthy has been a director since May 2010. Since 2007, Mr. McCarthy has been the general counsel and head of the global compliance department at GETCO Holding Company, LLC, which is the parent company of three U.S.-registered broker-dealers, as well as GETCO Strategic Investments, LLC, one of our strategic investors. Previously, Mr. McCarthy served as an associate director at the SEC and as head of the Market Oversight Unit at the Office of Compliance Inspections and Examinations from 2000 to 2006, where he was responsible for regulatory oversight inspections of trading on stock and options exchanges. Mr. McCarthy holds a bachelor of science degree in engineering and a bachelor of arts degree in economics from the University of Michigan, a master’s degree in finance from the London School of Economics and a law degree from the University of Maryland.

Chris Mosher has been a director since 2011. Mr. Mosher is a senior member of the work-out team appointed by the administrator of the Lehman Brothers estate, following its bankruptcy in September 2008. He is responsible for managing a portfolio of private equity and debt investments on behalf of the estate. From 2006 to

2008, Mr. Mosher was global head of corporate development for Lehman Brothers, where he was responsible for all strategic merger and acquisition transactions completed by the firm. Previously, Mr. Mosher worked at Goldman Sachs in New York from 1999 to 2006 in the financial institutions group in their investment banking division. Mr. Mosher holds a BSBA degree from Georgetown University and an MBA from the Amos Tuck School of Business at Dartmouth College.

Michael Richter has been a director since 2009. Mr. Richter has also served since 2000 as the chief financial officer and executive vice president of Lime Brokerage LLC, a brokerage firm and a subsidiary of WEDBUSH. Prior to joining Lime Brokerage LLC in 2000 as a co-founder, Mr. Richter was president of Citicorp Securities Services. Mr. Richter is qualified as a Certified Public Accountant and holds a bachelor of science degree in engineering from Rensselaer Polytechnic Institute and a master’s degree from MIT Sloan School of Management.

Peter Brown is a director nominee. Mr. Brown is chairman of Grassmere Partners, LLC, a private investment firm. Prior to founding Grassmere Partners, LLC in 2009, Mr. Brown served as chairman of the board, chief executive officer and president of AMC Entertainment Inc., or AMC, one of the world’s leading theatrical exhibition companies, from 1999 until 2009. Mr. Brown joined AMC in 1990 and served as AMC’s president from 1997 to 1999 and senior vice president and chief financial officer from 1991 to 1997. Mr. Brown founded Entertainment Properties Trust, a specialty real estate investment trust, served as chairman of the board of trustees from 1997 to 2003 and is currently a director. Mr. Brown also serves as a director of CenturyLink, the third largest telecommunications company in the United States and Cinedigm Digital Cinema Corporation, a provider of services, technology and content to companies in the entertainment industry. Mr. Brown is also a director nominee for TVAX Biomedical, Inc., a biotechnology company that is in registration. Mr. Brown has previously served on the following public company boards including: National CineMedia, Inc., Midway Games, Inc.; LabOne, Inc. and Protection One, Inc. Mr. Brown also currently serves and has served on numerous non-profit and private company boards. Mr. Brown holds a bachelor of science in business administration from the University of Kansas.

Robert W. Jones is a director nominee. Since 2009, Mr. Jones has been the sole owner of Turtle Rock Group, LLC, a financial advisory consulting firm whose sole current client is Morgan Stanley. Mr. Jones also serves on the board of directors of Progress Energy Company. From 1974 until 2009, Mr. Jones held various management positions at Morgan Stanley: Mr. Jones served as a senior advisor from 2006 until 2009 and as managing director and vice chairman from 1997 until 2006. Mr. Jones holds a bachelor’s degree from Colgate University in International Relations and Economics and an MBA from the Harvard Business School.

David Roscoe is a director nominee. Mr. Roscoe has served on the boards of BZX and BYX as a non-industry director since 2008. Mr. Roscoe also currently sits on the boards of Keane, a privately held company, and two non-profit organizations, The Hastings Center, where he is currently board chair, and the Fraser Research Institute. From 2003 to 2008, Mr. Roscoe served at RiskMetrics Group at various times as head of operations, technology, research, account management and the risk business. Mr. Roscoe also served as chief administrative officer from 2006 to 2008, focusing on leadership development and acquisition integration. Prior to RiskMetrics Group, Mr. Roscoe worked at Bridge Information Systems from 1999 to 2002, first as executive vice president, later as president and chief operating office and then as co-chief executive officer. From 1967 until 1999, Mr. Roscoe worked at JP Morgan & Co. where he served as global head of several operational businesses and became president of Morgan Security Services Corporation in 1987. Mr. Roscoe also managed JP Morgan & Co.’s global information technology functions from 1980 to 1987 and an emerging markets advisory business from 1989 to 1991, and he helped establish the corporate risk management group where he served as chief operating officer from 1991 to 1999. Mr. Roscoe has served on the boards of ISCC, NSCC and Euroclear in Brussels, was a member of the Group of 30 International Clearance standards committee and also served in London as the initial executive director of CLS Services, the foreign exchange clearing bank. Mr. Roscoe holds a bachelor of arts degree in economics from Yale University and an MBA in finance from the University of Oregon School of Business.

Caesar Sweitzer is a director nominee. Since 2009, Mr. Sweitzer has served as senior advisor in the investment banking division of Citigroup Global Markets. Mr. Sweitzer intends to retire from Citigroup Global Markets prior to consummation of this offering. Mr. Sweitzer joined Salomon Brothers in 1983 and was promoted to managing director in 1989. Mr. Sweitzer worked as a managing director in the investment banking divisions of Salomon Brothers, Salomon Smith Barney and Citigroup Global Markets from 1989 to 2009. Prior to joining Salomon Brothers, Mr. Sweitzer worked at Dean Witter and Dean Witter Reynolds from 1977 to 1983. Mr. Sweitzer holds a bachelor of arts degree from Carleton College and an MBA from the Wharton School of the University of Pennsylvania. Mr. Sweitzer also serves on the board of trustees of Carleton College.

Gary Wedbush is a director nominee. Mr. Wedbush joined Wedbush Securities in 1998 as its senior vice president and trading division manager and since 2004 has served as executive vice president and head of the capital markets group of Wedbush Securities, the brokerage subsidiary of WEDBUSH, where he is a member of the executive management committee and is responsible for equities, fixed income, research, trading, and investment banking operations. Mr. Wedbush is also a board observer of Wedbush Securities and WEDBUSH and a member of the board of Lime Brokerage LLC. Prior to joining Wedbush Securities in 1998, Mr. Wedbush held various trading and trading management positions at Montgomery Securities, S.G. Warburg and Lehman Brothers. Mr. Wedbush holds a bachelor of arts degree in economics from the University of California, Los Angeles and a master’s degree from Northwestern University’s Kellogg School of Management.

Board Composition

Upon consummation of this offering, our board of directors will consist of 13 members, Mr. Ratterman, our Chairman, President and Chief Executive Officer, Messrs. Cummings, Freudenstein, Marques, McCarthy, Mosher and Richter, who were elected in compliance with the provisions of the Investor Rights Agreement dated as of May 13, 2010 among us and our stockholders, and Messrs. Brown, Comerford, Jones, Roscoe, Sweitzer, and Wedbush. Effective upon the completion of this offering, pursuant to the terms of the Investor Rights Agreement, the provisions therein relating to the election of directors will automatically terminate.

Board Committees

Audit Committee

Upon consummation of this offering, the Audit Committee will consist of Messrs Brown, Jones, and Roscoe and will be composed entirely of independent directors. Mr. Brown will serve as the chair of the Audit Committee. The Audit Committee will consist exclusively of directors who are financially literate, and Mr. Brown will be considered an audit committee financial expert as defined by the SEC. The Audit Committee will be governed by a charter that complies with the rules of BZX. The Audit Committee’s primary responsibilities will be (i) to assist the board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditor, the compliance of our internal audit function and our compliance with legal and regulatory requirements and (ii) to prepare the Audit Committee report that SEC rules require to be included in our annual proxy statement. In order to fulfill these responsibilities, the Audit Committee will:

•	appoint, compensate, retain and oversee our independent auditor;

•	pre-approve the audit services and non-audit services to be provided by our independent auditor;

•

discuss with our independent auditor its responsibilities under generally accepted auditing standards, review and approve the planned scope and timing of the independent auditor’s annual audit plan and discuss significant findings from the audit;

•	evaluate the independent auditor’s qualifications, performance and independence;

•	establish policies for our hiring of current or former employees of the independent auditor;

•	review and discuss the annual audited and the quarterly financial statements with management and the independent auditor;

•

evaluate the performance, responsibilities, budget and staffing of our internal audit function and evaluate the performance of the senior officer or officers responsible for our internal audit function;

•

review with management, the internal auditors and the independent auditor, any significant financial reporting issues and judgments made in connection with the preparation of the financial statements, our critical accounting policies and practices, the effect of off-balance sheet transactions and structures, any major issues regarding accounting principles and financial statement presentations and the effect of regulatory and accounting initiatives;

•	review the type and presentation of information included in our earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies;

•

review, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting and reviews any special audit steps adopted in light of material control deficiencies;

•	review and discuss with the independent auditor any audit problems or difficulties and management’s response thereto;

•	be directly responsible for the resolution of disagreements between management and our independent auditor regarding our financial reporting;

•	review our policies and practices with respect to risk assessment and risk management;

•

establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•

review our compliance with laws and regulations and any regulatory financial commitments and also review any major litigation or investigations against us that may have a material impact on our financial statements;

•	report to our board of directors at least quarterly and, at least annually, evaluates its own performance and report to the board of directors on such evaluation;

•	periodically review and assess the adequacy of the Audit Committee charter and recommends any proposed changes to the board of directors; and

•

establish procedures for the receipt and treatment of the periodic financial reporting of our subsidiaries and reporting of the audit committees of such subsidiaries and assesses such subsidiaries’ compliance with any regulatory financial commitments.

Compensation Committee

Upon consummation of this offering, the Compensation Committee will consist of Messrs. Jones, Mosher, Sweitzer, and Richter and will be composed entirely of independent directors, with the exception of Mr. Richter, who is a member of our current compensation committee and who will serve on the Compensation Committee pursuant to BZX Rule 14.10(c)(4)(C) for a term not to exceed two years. Mr. Jones will serve as the chair of the Compensation Committee. The Compensation Committee will be governed by a charter that complies with the rules of BZX. The Compensation Committee’s responsibilities will include:

•	reviewing and approving, and, in the case of our Named Executive Officers, recommending to the board of directors for approval, the compensation of each of our executive officers;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•

at the request of the compensation committee of the board of directors of any of our subsidiaries, advising and assisting such subsidiary’s compensation committee concerning executive compensation and benefits, management succession planning and other policies related to such subsidiary’s executives;

•

preparing the Compensation Committee report to be included in our annual proxy statement and reviewing and discussing our compensation disclosure and analysis with management, and providing a recommendation to the board of directors regarding the inclusion of the compensation disclosure and analysis in our proxy statement;

•	reporting to our board of directors at least annually and, at least annually, evaluating its own performance and reporting to the board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the Compensation Committee charter and recommending any proposed changes to the board of directors; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

Upon consummation of this offering, the Nominating and Corporate Governance Committee will consist of Messrs. Comerford, Marques, and Roscoe and will be composed entirely of independent directors. Mr. Roscoe will serve as the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will be governed by a charter that complies with the rules of BZX, and its responsibilities will include:

•	overseeing searches for and identifying qualified individuals for membership on the board of directors;

•

recommending to the board of directors criteria for board and committee membership and recommending individuals for membership on the board and its committees, including reviewing candidates’ qualifications, making specific determinations as to independence, evaluating and assessing the performance of current directors for re-nomination, reviewing the composition of the board and its committees, considering rotation of committee members and Chairs as appropriate and considering any other factors as set forth in our Corporate Governance Guidelines or otherwise deemed appropriate;

•	at least annually, leading the board of directors in self-evaluation to determine whether it and its committees are functioning effectively;

•	at least annually, reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to the board;

•	reviewing and approving compensation for our directors;

•

developing and recommending our Corporate Governance Guidelines, Related Person Transaction Policy and Code of Business Conduct and Ethics and, at least annually, reviewing and reassessing the adequacy of such Corporate Governance Guidelines, Related Person Transaction Policy and Code of Business Conduct and Ethics and recommending any proposed changes to the board;

•

being responsible for any tasks assigned to it in our Corporate Governance Guidelines and overseeing compliance with our Corporate Governance Guidelines, Related Person Transaction Policy and Code of Business Conduct and Ethics and reporting on such compliance to the board;

•

reviewing and considering any requests for waivers of our Corporate Governance Guidelines or Code of Business Conduct and Ethics for our directors, executive officers and other senior financial officers and making recommendations to the board with respect to such requests for waivers;

•	reviewing potential conflicts of interest involving directors;

•	reviewing and, if appropriate, approving related party transactions in accordance with our Related Person Transaction Policy;

•	overseeing an orientation and continuing education program for directors meeting the requirements set forth in our Corporate Governance Guidelines;

•	reporting to our board of directors at least annually and, at least annually, evaluating its own performance and reporting to the board of directors on such evaluation; and

•	periodically reviewing and assessing the adequacy of the Compensation Committee charter and recommending any proposed changes to the board of directors.

Code of Business Conduct and Ethics

Our board of directors plans to adopt a code of business conduct and ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our board of directors and will be promptly disclosed to our stockholders. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website, www. batsglobalmarkets.com.

Corporate Governance Guidelines

Our board of directors plans to adopt corporate governance guidelines that will serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website, www. batsglobalmarkets.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section of this prospectus explains how our executive compensation programs are designed and operate with respect to our Named Executive Officers, who for 2011 were:

•	Joe Ratterman (principal executive officer);

•	Brian N. Schell (principal financial officer);

•	Chris Isaacson;

•	Mark Hemsley;

•	Eric Swanson; and

•	Craig Perrigo (former principal financial officer).

Introduction

Our compensation discussion and analysis discusses the compensation program for our Named Executive Officers and describes our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees and the majority of our employees are eligible to participate in the main components of our compensation program consisting of:

•	base salary;

•	annual cash bonus; and

•	equity compensation.

The relative value of each of these components for individual employees varies based on job role and responsibility.

In addition, we provide our Named Executive Officers with benefits that are generally available to our employees in the country in which the Named Executive Officer is employed, including retirement and health and welfare benefits.

Compensation Philosophy and Objectives

Our compensation philosophy is to offer our executive officers, including our Named Executive Officers, compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management who share our desire to achieve our financial and strategic objectives and create long-term value for our stockholders. Accordingly, our executive officer compensation program is designed to link annual cash incentives and long-term stock incentives to the achievement of company and individual performance goals and to align the interests of executive officers with the creation of stockholder value.

We believe compensation should be determined within a framework that is intended to reward individual contribution and the achievement of company objectives. Within this overall philosophy, our objectives are to:

•	attract, retain and motivate our executive officers by providing a total compensation program that takes into consideration competitive market requirements and strategic business needs;

•	align the financial interests of executive officers with those of our stockholders;

•	encourage behavior consistent with our values and reinforce ethical business practices;

•	provide incentives for achieving and exceeding performance goals; and

•	appropriately reward executive officers for creating long-term stockholder value.

Role of Directors and Executive Officers in Setting Compensation

Our Chief Executive Officer has discretion to determine the compensation of the Named Executive Officers (other than himself), which he determines in consultation with our Compensation Committee. Our Compensation Committee has overall responsibility for overseeing our executive compensation policies, and the compensation committees of the boards of directors of our subsidiary registered securities exchange companies have ultimate responsibility for setting the compensation of our Chief Executive Officer, which responsibility they fulfill in consultation with our Compensation Committee. Our Compensation Committee further has overall responsibility for overseeing our compensation plans and programs, reviewing our achievements as a company and the achievements of our executive officers and providing input and guidance to our Chief Executive Officer in the determination of the specific type and level of compensation of our Named Executive Officers.

We believe the levels of compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances. In addition to the information provided by our compensation consultant with respect to executive officer and director compensation matters (discussed below), we have informally considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development. Our Chief Executive Officer, in consultation with the Compensation Committee, has applied subjective discretion to make compensation decisions rather than using a specific formula or matrix to set total compensation in relation to compensation paid by other companies. Our historical approach has been to consider competitive compensation practices and other factors, such as how much compensation was necessary to recruit and retain an executive officer, as well as individual performance. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time, we may reduce our reliance upon subjective determinations in favor of a more empirically based approach that could involve, among other practices, benchmarking the compensation paid to our Named Executive Officers against peer companies. In addition, following completion of the offering, the Compensation Committee will administer our executive compensation program in accordance with its charter.

For the Named Executive Officers (other than our Chief Executive Officer), our Chief Executive Officer has historically considered such Named Executive Officers’ responsibilities, performance and compensation in determining their compensation. Our Chief Executive Officer then consults with the Compensation Committee on his determinations of base salary increases, discretionary bonus amounts and equity award amounts, and advises the Compensation Committee regarding the compensation program’s ability to attract, retain and motivate executive talent. These determinations reflect compensation levels that our Chief Executive Officer believes are commensurate with such Named Executive Officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as our company’s performance. Any stock option grant with respect to 100,000 shares or more must be approved by our board of directors. Through consultation with the Compensation Committee, our Chief Executive Officer may adjust up or down specific compensation for all the Named Executive Officers (other than himself). The amount of prior year annual bonus awards and stock option awards generally is a factor in our Chief Executive Officer’s decisions with respect to the Named Executive Officers. In determining our Chief Executive Officer’s compensation, the boards of directors of our subsidiary registered securities exchange companies, in consultation with our Compensation Committee, take into consideration our performance, our Chief Executive Officer’s contribution to that performance, and the desire to retain and motivate our Chief Executive Officer.

Our Chief Executive Officer and certain of our other Named Executive Officers may attend Compensation Committee meetings, as requested by the Compensation Committee.

Role of Compensation Consultant

In January 2011, the Compensation Committee engaged Frederic W. Cook & Co., Inc., referred to as Cook, to render advisory services to the Compensation Committee relating to executive officer and director compensation matters. Specifically, Cook has conducted a comprehensive review of our executive compensation program which included:

•	identification of a peer-group of publicly traded companies;

•	review of compensation levels to assess the competitive positioning of our compensation programs relative to our peer group and the industry generally; and

•	review of the historical use of equity awards and determination of long term incentive plan strategy and guidelines.

Cook does not currently provide us with any additional services.

Elements of Our Executive Compensation Program

The principal elements of our executive compensation program to date have been base salary, performance-based annual cash bonus, discretionary cash bonus and long-term equity compensation in the form of stock options. Each of these compensation elements satisfies one or more of our compensation objectives. We combine the compensation elements for each Named Executive Officer in a manner we believe is consistent with the Named Executive Officer’s contributions to our company and our overall goals with respect to executive compensation.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our Named Executive Officers and is critical to recruiting and retaining our Named Executive Officers. Base salary is also designed to recognize the scope of responsibilities placed on each Named Executive Officer and reward each executive for his unique leadership skills, management experience and contributions. We make a subjective determination of base salary after considering such factors collectively.

The base salaries paid to our Named Executive Officers for 2011 are set forth below in the summary compensation table. See “Summary Compensation Table.”

Annual Cash Bonuses

We believe that a meaningful portion of annual cash compensation should be contingent upon successful company performance. Therefore, subject to satisfaction of certain eligibility requirements, during 2011 our employees, including each of our Named Executive Officers, participated in the BATS Milestone Bonus Plan, or the Milestone Bonus Plan. We operate the Milestone Bonus Plan in the United States and Europe in a nearly identical manner. The Milestone Bonus Plan is designed to reward achievement of meaningful company milestone goals that support our objectives of company growth, enhancement of stockholder value and motivation of executive officers to achieve superior performance in their areas of responsibility.

The Milestone Bonus Plan assigns to each milestone goal a number of milestone points that are earned upon achievement of such milestone goal. Although some of the milestone goals are assigned a fixed number of milestone points, the number of milestone points that may be earned with respect to certain milestone goals (for example, monthly income before interest, income taxes, depreciation, amortization and share-based compensation expense) is uncapped. At the beginning of the plan year, each Milestone Bonus Plan participant is assigned a number of bonus plan units determined by us based on the participant’s position, expected contributions and seniority.

Payouts under the Milestone Bonus Plan are made following each quarter, based on the milestones achieved (and therefore, the milestone points earned) for such quarter. Payout amounts are determined by multiplying the number of milestone points earned for the quarter by the value per milestone point (which for 2011 was determined to be $10.00 per milestone point in the United States and £10.00 in the United Kingdom), with such product multiplied by the number of bonus plan units assigned to each plan participant. For 2011, the Named Executive Officers were assigned the following number of bonus plan units:

•	Joe Ratterman - 90

•	Brian N. Schell - 38

•	Chris Isaacson - 50

•	Mark Hemsley - 42

•	Eric Swanson - 50

•	Craig Perrigo - 27

The milestone goals were established after considering our historical financial performance and internal strategic objectives. The milestone goals and the points awarded for achievement of goals are not identical for our United States and United Kingdom employees.

The milestone goals in the United States relate to monthly profitability, our initial public offering readiness and completion, operational up-time sustained for the month, listings on BZX, U.S. equity market share, U.S. equity options market share, progress in the development of a new market and the technology integration of Chi-X Europe.

The milestone goals in the United Kingdom relate to monthly profitability, our initial public offering readiness and completion, operational up-time sustained for the month, pan-European market share, progress in the development of a new market, the technology integration of Chi-X Europe, filing an application to be a Registered Investment Exchange and implementation of new market products.

In addition to annual cash bonuses payable under the Milestone Bonus Plan, each of our Named Executive Officers is also eligible for a year-end discretionary cash bonus. The discretionary bonuses for the Named Executive Officers are determined by the Chief Executive Officer in consultation with the Compensation Committee, or, in the case of the Chief Executive Officer, determined by the compensation committees of the boards of directors of our subsidiary registered securities exchange companies in consultation with the Compensation Committee, and are based on the achievement of individual initiatives as well as company performance for the year to which they relate.

Bonuses following this offering are expected to be made pursuant to the BATS Global Markets, Inc. Cash Incentive Plan. The Cash Incentive Plan is described below.

Long-Term Equity Compensation

Our equity award program is the primary vehicle for offering long-term incentives to our Named Executive Officers. We believe that equity grants align the interests of our Named Executive Officers with our stockholders, provide our Named Executive Officers with incentives linked to long-term performance and create an ownership culture. Our equity incentives have been granted in the form of non-statutory stock options. We have used stock options in the past, rather than other forms of long-term incentives, because they create value for the recipient only if stockholder value is increased through appreciation of our share price. In addition, the vesting features of our stock option grants support our retention goals, as time-vesting provides an incentive to our Named Executive Officers to remain in our employ during the vesting period. Stock option grants to the Named Executive Officers are made by our board of directors. In 2011, no stock options or other equity awards were granted to the Named Executive Officers.

Stock options granted to the Named Executive Officers under the 2008 Plan and the 2009 Plan (as described below) vest in equal annual installments over four years. Furthermore, stock options granted under the 2008 Plan and the 2009 Plan fully vest upon the occurrence of a change in control (as defined in the plans) or on the first anniversary of the effectiveness of a registration statement with the SEC covering our common stock.

To date, we have not established criteria for granting equity awards to the Named Executive Officers, either with respect to timing or amount. Rather, in determining the number of stock options to be granted to the Named Executive Officers, our board of directors has taken into account the following factors:

•	the value of such awards;

•	the Named Executive Officer’s level of current and potential job responsibility;

•	our desire to retain the Named Executive Officer over the long term; and

•	the retention value of the Named Executive Officer’s existing stock options.

We do not intend to grant additional stock options or other equity awards to our Named Executive Officers prior to completion of the offering. Following this offering, we anticipate that we will continue to use equity awards as part of our executive compensation program. Outstanding options will be adjusted to give effect to our reclassification and reverse stock split. Grants following this offering are expected to be made pursuant to the BATS Global Markets, Inc. Amended and Restated Long Term Incentive Plan, or LTIP, following approval of the LTIP by our Board and stockholders. The LTIP is described below.

Other Benefits

Our Named Executive Officers are eligible to participate in the same benefit programs that are broadly available to other employees in the country where they are employed, and under the same terms and conditions and at the same levels as other employees, subject to any limitations required by the benefit plans themselves such as compensation limits imposed by the Internal Revenue Service.

Retirement Savings Opportunity

All employees in the United States are eligible to participate in a SIMPLE IRA, which we refer to as the U.S. Retirement Plan. Under the U.S. Retirement Plan, we match employee contributions dollar for dollar up to 3% of gross salaries. Participants are 100% vested in all plan contributions. All employees of BATS Trading Limited are eligible to participate in a stakeholder or self-invested personal pension arrangement, which we refer to as the BATS Trading Limited Retirement Plans. Under the BATS Trading Limited Retirement Plans, we match contributions up to 5% of annual salary and plan participants are 100% vested in all plan contributions. All employees of Chi-X Europe are eligible to participate in a defined contribution plan, which we refer to as the Chi-X Europe Retirement Plan. Under the Chi-X Europe Retirement Plan, we match 7% of annual salary if the employee contributes 4% of their annual salary. Plan participants in the Chi-X Europe Retirement Plan are 100% vested in all plan contributions. The U.S. Retirement Plan, the BATS Trading Limited Retirement Plans and the Chi-X Europe Retirement Plan are defined contribution pension plans.

Health and Welfare Benefits

All full-time employees, including our Named Executive Officers, may participate in our health and welfare benefit programs. In addition, we provide, and pay the premiums for, life insurance, accidental death and dismemberment and long-term disability coverage.

Perquisites

As a general matter (including with respect to 2011), we do not offer perquisites to any executive officer, including the Named Executive Officers, with an aggregate value in excess of $10,000 annually because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executive officers, and may do so in the future.

2011 Named Executive Officer Compensation Decisions

Consistent with the processes described above, the discretionary cash bonus component of the total 2011 compensation for our Named Executive Officers (other than the Chief Executive Officer) was subjectively determined by the Chief Executive Officer in consultation with the Compensation Committee based on the achievement of individual initiatives as well as our performance for the year to which they relate. In the case of the Chief Executive Officer, this compensation element was subjectively determined by the compensation committees of the boards of directors of our subsidiary registered securities exchange companies in consultation with the Compensation Committee, and based on the achievement of individual initiatives as well as company performance for the year to which they relate. These payouts were not based on a specific formula or individual performance targets. The Compensation Committee and the Chief Executive Officer considered each individual’s performance and contributions to our performance, as described below.

Joe Ratterman is one of our founders and has served as Chairman, President and Chief Executive Officer since June 2007. Mr. Ratterman’s talents and leadership have been, and continue to be, critical to our success. Under his leadership in 2011, we acquired Chi-X Europe, which when combined with our existing European operations became the largest pan-European equities trading venue. He also directed our readiness as we prepare to become a public company. Operationally, we also achieved our highest quarterly market share in the U.S. Equities segment, reaching 11.9% during the third quarter of 2011, in the U.S. Options segment, reaching 3.8% during the third quarter of 2011, and in the European Equities segment, reaching 10.6% during the fourth quarter of 2011. Mr. Ratterman’s leadership was instrumental in enabling our revenues less cost of revenues and Normalized EBITDA to increase 29.0% and 42.0%, respectively, from 2010 to 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Analysis” for additional information and a reconciliation of net income to Normalized EBITDA.

Chris Isaacson is a founding employee and has been our Chief Operating Officer, or COO, since June 2007. During 2011, Mr. Isaacson led the successful technical implementation of the U.S. equities auction and listing process on BZX. As COO, he led the development and implementation of strategic pricing initiatives in our U.S. Equities and U.S. Options segments, which resulted in record market share levels in each of those markets, 11.9% in the U.S. Equities segment during the third quarter of 2011 and 3.8% in the U.S. Options segment during the third quarter of 2011. These operating segments also reached record levels of profitability as a direct result of these pricing changes and market share gains. See “Management’s Discussion and Analysis of Financial Condition and Results of Analysis” for additional information. Also, under his direction, our average latency metrics improved nearly 12% from 2010 to 2011, our platform successfully handled one million order messages per second in a testing environment and our system up-time exceeded 99.9%.

Brian N. Schell joined us as Chief Financial Officer, or CFO, beginning in March 2011. Beginning in March 2011, Mr. Schell was responsible for our overall financial management and human resources activities. During the year, Mr. Schell led our readiness to become Sarbanes-Oxley Act compliant. He also directed the improved quality and timing of our financial information and reporting. As CFO, Mr. Schell’s leadership was instrumental to increasing our readiness to become a public company.

Eric Swanson joined us as our General Counsel in January 2008. During 2011, Mr. Swanson played a critical role in the negotiation of and regulatory clearance for the acquisition of Chi-X Europe. He also drafted an extensive portion of the registration statement, as amended from time to time, of which this prospectus is a part. Under Mr. Swanson’s leadership, we also successfully obtained numerous regulatory approvals from various regulatory agencies. He also effectively managed the risk of our pending litigation, as well as government relations efforts.

Mark Hemsley joined us in April 2008 as Chief Executive Officer and Chairman of BATS Trading Limited. Under Mr. Hemsley’s leadership in 2011, we significantly improved the entire landscape of the European equities trading environment with the introduction and implementation of Preferred Interoperability. Mr. Hemsley also played a critical operational role in the acquisition and subsequent integration of Chi-X Europe, which when combined with our existing European operations became the largest pan-European market venue. As the Chief Executive Officer of BATS Trading Limited, Mr. Hemsley also directed significant improvements to BATS Trading Limited’s system up-time and reliability.

Craig Perrigo served as our Chief Financial Officer from May 2009 until March 2011. Mr. Perrigo left the company in June 2011.

Allocation Between Current and Long-Term Compensation

We have not adopted any policies with respect to current compensation versus long-term compensation, but feel that both elements are necessary for achieving our compensation objectives. Current compensation consists of base salary and annual cash bonuses. Long-term compensation has been provided with equity in the form of stock options. Base salary provides financial stability for each of our Named Executive Officers and increases in base salary, as determined by our Chief Executive Officer in consultation with the Compensation Committee, provide a reward for short-term company and individual performance. Annual cash bonuses likewise provide a reward for short-term company and individual performance. Long-term equity compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value.

Allocation Between Cash and Non-Cash Compensation

We have not adopted any policies with respect to cash versus non-cash compensation (or among different forms of non-cash compensation). We have determined that it is important to encourage or provide for a meaningful amount of equity ownership by our Named Executive Officers to help align their interests with those of stockholders, one of our compensation objectives. The allocation between cash and non-cash compensation has been based on a number of factors, including each Named Executive Officer’s performance objectives and our retention objectives and may vary from year to year. In 2011, compensation was only paid in cash (no equity was granted). We may decide in future years to pay some or all of short-term and long-term incentives in equity depending upon the facts and circumstances existing at that time.

Employment and Confidentiality/Non-Competition Agreements

Each of the Named Executive Officers in the United States is a party to an Employment and Confidentiality/Non-Competition Agreement, which we refer to as a Restrictive Agreement. The Restrictive Agreements provide that the Named Executive Officers are “at-will” employees and that the employment relationship between us and our Named Executive Officers may be terminated at any time by either party with or without cause or advance notice.

The Restrictive Agreements provide that during the employment period and for two years following termination of employment, the Named Executive Officer will not, anywhere within the United States or Canada, engage in competitive activities or solicit our customers or customer prospects. Additionally, the Restrictive Agreement assigns ownership of inventions and work product to us and requires the Named Executive Officer to protect our confidential information. The Named Executive Officers are not entitled to compensation of any kind under the Restrictive Agreements.

Each BATS Chi-X Europe employee located in the United Kingdom, including Mr. Hemsley, is a party to a service agreement with BATS Chi-X Europe, which we refer to as the Service Agreement. Under the Service Agreement, Mr. Hemsley is provided a basic salary (subject to annual review by our board of directors) and is eligible to participate in the Milestone Bonus Plan and any share scheme in operation for employees of comparable status. He is entitled to an annual contribution to a personal pension scheme up to a maximum of the lesser of £10,000 and 5% of his basic salary. Employment continues until terminated on 90 days’ written notice by either party (unless an immediate termination is warranted under the terms of the Service Agreement or termination is due to ill health or injury). During the period after either party has given notice to terminate the employment relationship, the Garden Leave Period, Mr. Hemsley is entitled to his basic salary and contractual benefits. Alternatively, we may choose to pay Mr. Hemsley his basic salary and contractual benefits in lieu of all or part of any period of notice. Mr. Hemsley may not compete directly or indirectly with us or any of our affiliates for a period of 12 months following termination, less any Garden Leave Period. For a period of six months following termination, less any Garden Leave Period, he may not be involved, directly or indirectly, in any facility whose primary line of business is the supply of certain restricted services. Additionally, Mr. Hemsley may not solicit any key employee of ours or any of our affiliates for a period of 12 months following termination, less any Garden Leave Period. Under the Service Agreement, Mr. Hemsley has assigned to us ownership of inventions and creative works.

In March 2011, we appointed Brian N. Schell as our Chief Financial Officer. In connection with Mr. Schell’s appointment, we entered into an agreement with Mr. Schell substantially identical to the Restrictive Agreements described above.

Severance and Change of Control Arrangements

Our employees and executive officers may be eligible to receive certain severance benefits upon the involuntary termination of their employment without cause. We do not maintain a formal severance plan but we do, in our sole discretion, grant severance benefits on a case-by-case basis under an informal policy. Our United Kingdom-based employees, including Mr. Hemsley, are generally entitled to basic salary and contractual benefits during any Garden Leave Period (or payment in lieu thereof).

Stock options are not subject to accelerated vesting upon termination of employment. All stock options held by the Named Executive Officers are subject to accelerated vesting upon a change in control (as defined in the applicable plan).

In June 2011, Mr. Perrigo left the company. He received a severance payment of $135,000 and $16,290 for earned vacation.

Additional information on the discretionary severance policy is provided under the section “Potential Payments Upon Termination or Change of Control.”

Stock Ownership Guidelines

Our Named Executive Officers are not subject to mandated stock ownership or stock retention guidelines. It is our belief that the equity component of our executive compensation program ensures that our Named Executive Officers are also owners and those components work to align the Named Executive Officers’ goals with the best interests of our stockholders. We will continue to periodically review best practices and evaluate our position with respect to stock ownership guidelines.

Tax Deductibility of Executive Compensation

Section 280G of the Code provides that executive officers, certain stockholders and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceed certain limits. Section 409A of the Code also imposes additional significant taxes on the individual for deferred compensation that does not meet the requirements of Section 409A. We have not provided any Named Executive Officer with a gross-up or other reimbursement for tax amounts the executive officer might pay pursuant to Section 280G or Section 409A of the Code.

Section 162(m) of the Code imposes a $1 million cap on federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated officers during any fiscal year unless the compensation is “performance-based” under Section 162(m). Under a special Section 162(m) exception, subject to certain conditions, compensation paid pursuant to a compensation plan in existence before the effective date of this offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs.

While we cannot predict how this deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe that achieving our compensation objectives set forth above is more important than the benefit of tax deductibility, and we reserve the right to maintain flexibility in how we compensate our Named Executive Officers, which may result in limited deductibility of amounts of compensation from time to time.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation(3) ($)	Total ($)
Joe Ratterman	2011	$900,000	$1,800,000	$—	$144,000	$12,052	$2,856,052
Chairman, President and Chief Executive Officer	2010	800,000	1,600,000	—	68,000	11,902	2,479,902

Brian N. Schell	2011	303,750	275,000	—	55,860	11,940	646,550
Senior Vice President; Chief Financial Officer(4)

Craig Perrigo	2011	135,000	—	—	14,580	157,156	306,736
Former Chief Financial Officer(4)	2010	255,000	60,000	673,286	22,030	10,355	1,020,671

Chris Isaacson	2011	425,000	275,000	—	69,300	17,794	787,094
Senior Vice President; Treasurer; Chief Operating Officer and Treasurer of BZX and BYX(5)	2010	377,500	225,000	1,077,258	49,640	18,445	1,747,843

Mark Hemsley	2011	614,647	296,605	—	66,943	17,557	995,752
Senior Vice President, Chairman and Chief Executive Officer of BATS Trading Limited(6)	2010	575,019	193,349	269,314	50,951	16,780	1,105,413

Eric Swanson	2011	481,250	200,000	—	83,220	13,047	777,517
Chief Counsel Senior Vice President, and Secretary

(1)

Amounts represent year-end discretionary cash bonus amount payable to each of the named executive officers, as further described in “Management—Elements of Our Executive Compensation Program—Annual Cash Bonuses.”

(2)

Amounts represent non-equity incentive plan compensation paid in accordance with the Milestone Bonus Plan, as further described in “Management—Elements of Our Executive Compensation Program—Annual Cash Bonuses.”

(3)	Amounts included in the “All Other Compensation” column for 2011 are as follows:

Name	Severance ($)	Retirement Plan Match(7) ($)	Life Insurance Premiums ($)	Gym Membership ($)	Payout for Earned Vacation ($)(8)	Gifts/Awards ($)	Total ($)
Joe Ratterman	$—	$11,500	$450	$—	$—	$102	$12,052
Brian N. Schell	—	11,500	338	—	—	102	11,940
Craig Perrigo	135,000	5,760	106	—	16,290	—	157,156
Chris Isaacson	—	11,500	240	—	5,952	102	17,794
Mark Hemsley(6)	—	15,453	1,200	904	—	—	17,557
Eric Swanson	—	11,500	300	1,145	—	102	13,047

The aggregate amount of perquisites and other personal benefits did not exceed $10,000 for any of the Named Executive Officers.

Amounts included in the “All Other Compensation” column for 2010 are as follows:

Name	Retirement Plan Match(6) ($)	Life Insurance Premiums ($)	Gym Membership ($)	Payout for Accrued Vacation ($)(7)	Gifts/Awards ($)	Total ($)
Joe Ratterman	$11,500	$300	$—	$—	$102	$11,902
Craig Perrigo	10,128	125	—	—	102	10,355
Chris Isaacson	11,496	240	—	6,607	102	18,445
Mark Hemsley(6)	15,468	407	905	—	—	16,780

The aggregate amount of perquisites and other personal benefits did not exceed $10,000 for any of the Named Executive Officers.

(4)

In March 2011, we appointed Brian N. Schell as our Senior Vice President and Chief Financial Officer. In February 2012, we appointed Mr. Schell as our Treasurer, such office being in addition to his existing appointments. In June 2011, Mr. Perrigo left the company.

(5)	In February 2012, we appointed Mr. Isaacson as our Senior Vice President and Chief Operating Officer.
(6)

Mr. Hemsley receives his cash compensation in British pounds. The amounts reported above for 2011 were converted to U.S. dollars using a rate of £1.00 to $1.545, which was the exchange rate as of December 31, 2011. The amounts reported above for 2010 were converted to U.S. dollars using a rate of £1.00 to $1.547, which was the exchange rate as of December 31, 2010.

(7)

Amounts represent our matching contributions under our U.S. Retirement Plan and U.K. Retirement Plans, which are defined contribution pension plans, as further described in “Management—Elements of Our Executive Compensation Program—Retirement Savings Opportunity.”

(8)

Our paid time off, or PTO, policy allows associates to carry-over five days of PTO from one year to the next. Any unused days exceeding the five carry-over days are paid to associates at 75% of their base salary.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to the executive officers named in the Summary Compensation Table during our fiscal year ended December 31, 2011.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date				All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
		Threshold(1) ($)	Target(2) ($)	Maximum(1) ($)
Joe Ratterman	N/A	N/A	$153,000	N/A	—	$—	$—
Brian N. Schell	N/A	N/A	$48,450	N/A	—	$—	$—
Craig Perrigo	N/A	N/A	$22,950	N/A	—	$—	$—
Chris Isaacson	N/A	N/A	$85,000	N/A	—	$—	$—
Mark Hemsley(3)	N/A	N/A	$110,335	N/A	—	$—	$—
Eric Swanson	N/A	N/A	$85,000	N/A	—	$—	$—

(1)	Payouts under the Milestone Bonus Plan are not subject to threshold performance or maximum limits.
(2)	Amounts represent target payouts under the Milestone Bonus Plan, as further described in “Management—Elements of Our Executive Compensation Program—Annual Cash Bonuses.”
(3)

Mr.  Hemsley receives his cash compensation in British pounds. The amounts reported above were converted to U.S. dollars using a rate of £1.00 to $1.545, which was the exchange rate as of December 31, 2011.

Description of Stock Plans

We have two stock option plans pursuant to which we have granted options: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan, the 2008 Plan, and the BATS Global Markets, Inc. 2009 Stock Option Plan, the 2009 Plan. The terms of the two plans are materially consistent except as described below.

Outstanding stock options currently provide the option holder the right to purchase our common stock following satisfaction of vesting conditions. Following the closing of the offering, each outstanding stock option will provide the option holder the right to purchase ten shares of Class A common stock. The outstanding stock option awards do not reflect the reclassification and reverse stock split described in this prospectus.

Shares available

As of December 31, 2011, we had 1,604,500 stock options outstanding. As a result, we had a remaining total of 49,667 shares of our common stock that may be subject to option awards under the 2009 Plan and 2008 Plan, subject to adjustment in the event of any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us. Shares issued under the stock option plans must be previously unissued or reacquired shares. If any award expires or terminates without having been exercised in full, the shares that are not acquired may again be issued under the stock option plans. No new awards may be made under the stock option plans after the effective date of the registration statement of which this prospectus is a part.

Eligibility

All of our employees, officers and directors, and all of the employees, officers and directors of any of our affiliates, who are designated as eligible by our Chief Executive Officer, board of directors or Compensation Committee may receive awards under the stock option plans. As of December 31, 2011, 102 employees hold outstanding awards under the plans.

Administration

The 2008 Plan and 2009 Plan are administered by our Chief Executive Officer, Joe Ratterman. Mr. Ratterman has the authority to interpret the stock option plans and the awards granted under them, to establish, amend and revoke the rules and procedures for their administration and to make any other determination and take any other action necessary or desirable for the administration of the plans. Mr. Ratterman will have discretion to select the participants and determine the form, amount and timing of each award, the exercise price and term associated with the award, the conditions and methods of exercise, settlement, cancellation, forfeiture or suspension of the award and all other terms and conditions of the award. However, only the board of directors may select and grant awards to our officers and directors or to any eligible participant if such award would allow the participant to purchase 100,000 or more shares of common stock (either alone or in conjunction with prior stock option awards). The board of directors may delegate the authority to administer all aspects of the stock option plans to the Compensation Committee.

Amendment and Termination

In general, our board of directors may amend, alter or suspend the stock option plans. However, any such action that adversely affects the rights of an option holder in any outstanding options requires such holder’s consent. In addition, except for certain adjustments for changes in stock, any material increase in the total number of shares available for options under the plans and any material increase of benefits accruing under the plans require stockholder approval. Stockholder approval is also required to the extent any proposed amendment would require stockholder approval under applicable laws, regulations or exchange rules or to the extent that the amendment increases the number of shares authorized under the plans. The board of directors has the authority to amend the terms of any award agreement provided that such action does not adversely affect the rights of the option holder.

Form of awards

Awards under the plans will be in the form of options not intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code, or the Code, with the following terms:

•	options must have an exercise price at least equal to the fair market value of our common stock on the date of grant;

•

shares subject to an option are subject to immediate vesting upon the occurrence of a change in control (as defined in the stock option plans) or, at the discretion of our Chief Executive Officer, termination of service, and are subject to immediate vesting one year following the effectiveness of the registration statement of which this prospectus is a part;

•

generally, our stock award agreements provide for vesting in equal annual increments over four years from the date they are granted, but all vest one year following the effectiveness of the registration statement of which this prospectus is a part; and

•

options expire upon the earlier of five years, in the case of an award granted under the 2008 Plan, or ten years, in the case of an award granted under the 2009 Plan, after the date of grant or 90 days after termination of service (other than termination of service due to death or disability, in which case the options may be exercised within one year thereafter and six months thereafter, respectively).

If an option holder exercises an option after termination of service, we have a right to make a cash payment in lieu of delivering shares. We may also elect to redeem all or a portion of shares received by such holder within 90 days following termination of service for any reason.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock issuable under these plans.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for the executive officers named in the Summary Compensation Table as of the end of our fiscal year ended December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
Joe Ratterman	7/1/2007	300,000	—	$15.00	6/29/2012

Brian N. Schell	N/A	—	—	—	N/A

Craig Perrigo	N/A	—	—	—	N/A

Chris Isaacson	8/1/2007	60,000	—	15.00	7/30/2012
	5/1/2009	25,000	25,000	33.75	4/29/2019
	2/1/2010	10,000	30,000	47.03	1/30/2020

Mark Hemsley	5/1/2008	75,000	25,000	25.00	4/30/2013
	5/1/2008	50,000	—	25.00	4/30/2013
	2/1/2010	2,500	7,500	47.03	1/30/2020

Eric Swanson	2/1/2008	45,000	15,000	25.00	1/30/2013
	5/1/2009	2,500	2,500	33.75	4/29/2019
	2/1/2010	2,500	7,500	47.03	1/30/2020

(1)

All stock options issued vest in equal installments over a four year period (at a rate of 25% on each of the first, second, third and fourth anniversaries of the grant date), except for the May 1, 2008 grant of 50,000 options to Mr. Hemsley which was performance-based and fully vested during 2008. Furthermore, stock options fully vest upon the occurrence of a change in control (as defined in the 2008 Plan and 2009 Plan) or on the first anniversary of the effectiveness of a registration statement with the SEC covering any of our common stock.

The outstanding awards set forth in the table do not reflect the reclassification and reverse stock split described in this prospectus.

None of our named executive officers held stock awards (other than stock options) during the fiscal year ended December 31, 2011.

Option Exercises

The following table sets forth information concerning each exercise of stock options for the Named Executive Officers during our fiscal year ended December 31, 2011.

OPTION EXERCISES

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Joe Ratterman	115,000	$3,994,500
Brian N. Schell	—	—
Craig Perrigo	55,000	491,688
Chris Isaacson	5,000	166,500
Mark Hemsley	—	—
Eric Swanson	—	—

(1)	Amounts represent the fair market value of common stock on the exercise date less the strike price, times the number of shares exercised.

The number of acquired shares set forth in the table does not reflect the reclassification and reverse stock split described in this prospectus.

Pension Plans

Other than our U.S. Retirement Plan, the BATS Trading Limited Retirement Plans and the Chi-X Europe Retirement Plan, which are defined contribution plans, we do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

Nonqualified Deferred Compensation Table

We do not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

Potential Payments Upon Termination or Change in Control

Each of the Named Executive Officers, other than Mr. Hemsley, is considered an “at-will” employee, meaning that either we or the Named Executive Officer may terminate the employment relationship at any time, with or without cause or notice. Furthermore, none of Messrs. Ratterman, Schell, Isaacson or Swanson is a party to an agreement providing for severance or other termination benefits. Under Mr. Hemsley’s Service Agreement, other than termination due to ill health or injury or events where an immediate termination is permitted under the agreement, we must provide him with 90 days’ written notice of termination of employment. In the event he is unable to work due to ill health or injury for an aggregate period of 130 working days in a 12-month period, his employment may be terminated with notice of the statutory minimum plus one week. During the period following provision of notice of termination, the Garden Leave Period, Mr. Hemsley is entitled to his basic salary and contractual benefits. In our discretion, we may pay Mr. Hemsley basic salary and other contractual benefits in lieu of all or part of any notice period.

Pursuant to our discretionary severance policy applicable to all employees (including the Named Executive Officers), employees who are terminated without cause are typically offered a severance package. We reserve the right to pay any determined appropriate amount warranted by the circumstances. Payment of severance is conditioned on the execution of a release of claims. Cash severance is the only benefit provided under the severance policy. If, among other reasons, a Named Executive Officer resigns voluntarily, retires, dies or becomes disabled, or a Named Executive Officer’s employment is terminated for cause, the Named Executive Officer typically will not receive any cash severance benefits. The Named Executive Officers may choose to continue medical and dental benefits through COBRA at their own cost.

Pursuant to the terms of the Milestone Bonus Plan, employees who terminate employment with us for any reason are entitled to receive payment for milestone points earned during their period of employment for which no payment had been made prior to termination.

In addition, pursuant to the 2009 Plan and the 2008 Plan, all unvested stock options fully vest upon a change of control (as defined in the applicable plans).

Quantification of Payments

The table below reflects the amount of compensation payable to our Named Executive Officers as of December 31, 2011 in the event of a termination of employment or a change in control. We have assumed that all expenses to which the Named Executive Officer might be entitled to reimbursement for have already been repaid as of December 31, 2011, and that no mitigating circumstances exist that would allow us to decrease the payments. Amounts that have been paid or are payable in all events, such as the amounts earned with respect to fiscal year 2011 under the Milestone Bonus Plan and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above, are not included.

Name	Termination		Change in Control(1)
Joe Ratterman	—		—
Brian N. Schell	—		—
Craig Perrigo(2)	—		—
Chris Isaacson	—		$401,850
Mark Hemsley	$155,663	(3)	592,025
Eric Swanson	—		395,400

(1)

These amounts are composed of the value associated with the acceleration of unvested stock options. Amounts represent the fair market value of the underlying common stock on December 31, 2011 less the strike price, times the number of shares accelerated.

(2)	In June 2011, Mr. Perrigo left the company. He received a severance payment of $135,000 and $16,290 for earned vacation.
(3)

Amounts represent the value of basic salary and contractual benefits payable to Mr. Hemsley during a 90 day Garden Leave Period. In addition, Mr. Hemsley’s stock options will continue to vest during any Garden Leave Period. Mr. Hemsley receives his cash compensation in British pounds. The amount reported above was converted to U.S. dollars using a rate of £1.00 to $1.545, which was the exchange rate as of December 31, 2011.

Director Compensation

None of our non-employee directors receive compensation for their board service. Following this offering, our non-employee directors are expected to receive compensation that is commensurate with arrangements offered to directors of newly public companies. We have not nor do we expect to compensate our employee directors for their service on our board of directors. We also expect to reimburse all directors for reasonable out-of-pocket expenses that they incur in connection with their service as directors, in accordance with our general expense reimbursement policies. Our independent directors will also be eligible to receive stock options and other equity-based awards when, as and if determined by the Compensation Committee.

Risk Analysis of Compensation Program

We do not believe that our compensation programs encourage excessive or unnecessary risk taking. Our base salaries are fixed in amount; therefore we do not view them as encouraging risk taking. All employees are eligible to participate in the Milestone Bonus Plan. Quarterly cash bonuses are awarded under the Milestone Bonus Plan and represent a small portion of each employee’s total compensation. These awards are tied to both company and department performance. We believe our Milestone Bonus Plan is designed to focus on achieving meaningful milestones that help us grow and appropriately balance risk with goals that promote the overall success of our company. Each Named Executive Officer is also eligible for an annual discretionary bonus that is tied to his or her short-term and long-term performance and achievements. Because the bonuses are designed to focus eligible employees on our corporate success, we believe the bonus programs do not encourage excessive or unnecessary risk taking.

We also provide stock option awards, subject to multi-year vesting schedules, that help further align the interests of our employees with the interests of our stockholders.

Our Compensation Committee, which is composed entirely of independent directors, reviews our compensation plans and policies periodically to ensure proper alignment with overall company goals and objectives. The Compensation Committee also reviews the risks arising from our compensation policies and practices and assesses whether any such risks are reasonably likely to have a material adverse effect on us. Our Compensation Committee has concluded that our compensation programs do not encourage excessive or unnecessary risk taking.

BATS Global Markets, Inc. Cash Incentive Plan

We have adopted the BATS Global Markets, Inc. Cash Incentive Plan, which we refer to as the Incentive Plan, providing for the payment of cash incentive awards to our employees, including the Named Executive Officers. Our Compensation Committee will establish the terms and provisions of any awards under the Incentive Plan, including employees eligible to participate, the period to which the incentive awards relate and other features as it may determine in its discretion. Incentive awards may be discretionary or earned based on factors, criteria or objectives determined by the Compensation Committee which may include our performance or the performance of our affiliates or divisions, the personal goals of the individual participant or any other criteria established by the Compensation Committee. Incentive awards under this plan are paid in cash following the completion of each bonus period. The Incentive Plan will be unfunded and may be modified or terminated at any time in the discretion of our board of directors.

BATS Global Markets, Inc. Amended and Restated Long Term Incentive Plan

We have adopted the BATS Global Markets, Inc. Amended and Restated Long Term Incentive Plan, or LTIP. The LTIP permits us to grant an array of equity and equity-based incentive awards to our Named Executive Officers and other employees and service providers (other than our non-employee directors). The following is a summary of the LTIP.

Plan Term. The LTIP expires after ten years, unless prior to that date the maximum number of shares of our Class A common stock available for issuance under the plan has been issued or our board of directors terminates the plan.

Authorized Shares. Subject to adjustment as described below, 1,105,263 shares of our Class A common stock are available for awards to be granted under the LTIP. Such authorized shares represent shares that will be authorized under the LTIP immediately prior to the closing of this offering, after giving effect to the reclassification and reverse stock split in this prospectus. No participant is able to receive under the plan in any calendar year stock options and stock appreciation rights that relate to more than 276,315 shares, restricted stock and restricted stock unit awards that relate to more than 276,315 shares, or performance awards and other stock-based awards that relate to more than 276,315 shares. If an award (other than a replacement award) expires or is cancelled or forfeited, then the shares covered by such award again will be available for issuance under the LTIP. Shares tendered or withheld in payment of an exercise price or for withholding taxes also will be available for issuance under the plan. Shares underlying replacement awards will not reduce the number of shares available for issuance under the plan.

Administration. Unless otherwise determined by our board of directors, our Compensation Committee administers the LTIP and has authority to select individuals to whom awards are granted and determine the types of awards and number of shares covered and the terms and conditions of awards, including the applicable vesting schedule, performance conditions and whether the award will be settled in cash or shares.

Types of Awards. The LTIP provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards.

•

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (other than a replacement award) will be determined by our Compensation Committee but may not be less than the fair market value of our Class A common stock on the grant date. Our Compensation Committee will determine the date after which each stock option may be exercised and the expiration date of each option. However, no stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

•

Stock Appreciation Rights. A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our Class A common stock from the grant date. Any stock appreciation right will be granted subject to the same terms and conditions as apply to stock options, as described above.

•	Restricted Stock. Restricted stock is an award of shares of our Class A common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

•

Restricted Stock Units. Restricted stock units represent a contractual right to receive the value of a share of our Class A common stock at a future date, subject to specified vesting and other restrictions.

•

Performance Awards. Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by our compensation committee. The committee has authority to specify that any other award granted under the LTIP will constitute a performance award by conditioning the exercisability or settlement of the award upon the satisfaction of performance conditions. The performance conditions with respect to awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code will be limited to overhead costs, general and administration expense, market price of a share, cash flow, net asset value, earnings, normalized earnings (earnings excluding non-recurring expenses), net income, operating income, cash from operations, revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA (EBITDA excluding equity based compensation), normalized EBITDA (EBITDA excluding non-recurring expenses), return on assets, stockholder return, return on equity, assets, unit volume, sales, market share, or strategic business criteria consisting of one or more objectives based on meeting specified goals relating to acquisitions or divestitures, each as determined in accordance with generally accepted accounting principles, where applicable, as consistently applied by us. These performance criteria may be measured on an absolute (for example, plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices.

•

Other Stock-Based Awards. Our Compensation Committee is authorized to grant other stock-based awards, which may be denominated in shares of our Class A common stock or factors that may influence the value of our shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or business units or any other factors that the committee specifies.

Eligibility. Our employees, officers, non-employee directors and consultants will be eligible to receive awards under the LTIP.

Adjustments. If our Compensation Committee determines that an adjustment is appropriate, it will adjust equitably the terms of any outstanding awards and the number of shares of our Class A common stock issuable under the LTIP to reflect any change in the shares of our Class A common stock resulting from a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of our common shares or other securities, issuance of warrants or other rights to purchase our common shares or other securities, issuance of our common shares pursuant to the anti-dilution provisions of our securities, or any other similar corporate transaction or event affecting our common shares.

Termination of Service. Our Compensation Committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle or be forfeited. The LTIP provides the following, although the Compensation Committee may specify the effect of termination of employment or service in the applicable award agreement.

•

Stock Options and Stock Appreciation Rights—Following a termination of service by reason of death or disability, any stock option or stock appreciation right held by such participant may be exercised in accordance with the terms and conditions established by the Compensation Committee. Following a termination of service for cause, any stock option or stock appreciation right held by such participant shall be immediately cancelled and may not thereafter be exercised, even if exercisable on the date of such termination. Following a participant’s termination of service for any reason other than cause, death or disability, any unvested stock option or stock appreciation right shall thereupon terminate and the Compensation Committee may permit a participant up to 90 days following such termination to exercise any stock options or stock appreciation rights that are exercisable as of the date of such termination.

•

Restricted Stock and Restricted Stock Units—Any restricted stock or restricted stock units shall be forfeited in the event of termination of service prior to the end of the applicable restriction period.

•	Performance Awards—Any performance award shall be forfeited in the event of termination of service prior to the end of the relevant performance period.

•	Other Stock-Based Awards—The Compensation Committee shall specify the extent to which the participant shall have the right to receive other stock-based awards following termination of service.

Change in Control. The Compensation Committee may set forth in the applicable award agreement the treatment of an award upon a change in control. The LTIP provides the following:

•	Any stock options and stock appreciation rights awarded under the LTIP not previously exercisable and vested shall become fully exercisable and vested.

•

The restrictions and deferral limitations applicable to any restricted stock, restricted stock unit, performance awards or other stock-based awards, in each case to the extent not already vested under the LTIP, shall lapse and such shares and awards shall be deemed fully vested and settled, with any performance criteria or other performance conditions shall be deemed met at target.

•

In the case of an award of a stock option or stock appreciation right, the Compensation Committee will have the discretion to cancel the award and either cash out the award for its intrinsic value or replace the award with a substitute award that preserves its intrinsic value.

The LTIP generally defines a “change in control” to mean:

•	the acquisition of more than 50% of the combined voting power of our outstanding securities (other than by the company, its affiliates or a company employee benefit plan);

•	the replacement of the majority of our directors during any 12-month period (other than by directors approved by a majority of our remaining directors);

•

the consummation of our merger or consolidation with another entity (unless our voting securities outstanding immediately prior to such transaction continue to represent at least 50% of the combined voting power and total fair market value of our securities or those of the surviving entity outstanding immediately after such transaction); or

•	the transfer of our assets having an aggregate fair market value of more than 50% of our fair market value immediately prior to such transfer.

A change in control event will not be deemed to have occurred unless such event qualifies as a change in control under Section 409A of the Internal Revenue Code.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate the LTIP, subject to approval of our stockholders if required by the rules of the exchange on which our shares are principally traded. Our Compensation Committee may amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board of directors or Compensation Committee action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder’s consent.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock issuable under the LTIP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of our strategic investors, the estate of Lehman Brothers Holdings Inc. and Lime Brokerage Holdings LLC were, immediately prior to this offering, the beneficial owners of more than 5% of our Class A common stock, and certain affiliates of these strategic investors are also our customers. Our strategic investors include affiliates of Bank of America Merrill Lynch, Citi, Credit Suisse, Deutsche Bank, GETCO, Instinet, J.P. Morgan, Morgan Stanley, Tradebot Systems and WEDBUSH. For ownership interests of certain of these related parties in our company immediately prior to the initial public offering, see “Principal and Selling Stockholders.” Furthermore, our director David Cummings is the sole member and chairman of our strategic investor Tradebot Ventures Fund 1, LLC. Mr. Cummings also is the chairman and sole stockholder of Tradebot Systems, Inc., an affiliate of Tradebot Ventures Fund 1, LLC. As a result, this director could be viewed as having a material interest in payments to these entities.

As a result of trading activity by these parties, we receive transaction fees related to trades that removed liquidity from (or in the case of BYX, added liquidity to) our markets and for routing fees. Since November 2008, these fees have been assessed pursuant to standardized fee schedules that are published and effective upon filing with the SEC under Section 19 of the Exchange Act and Rule 19b-4 thereunder. In addition, we pass along Section 31 fees, which are calculated based on a rate set by the SEC, to customers and recognize an equivalent amount as regulatory transaction fee revenue. Finally, we receive other fees from our customers, including port fees for access to our platform and market data products revenues.

We also pay, as a result of such trading activity, liquidity payments for trades that added liquidity to (or in the case of BYX, removed liquidity from) our markets and routing and clearing payments for routing to other markets and clearing services. Since November 2008, these payments have been made pursuant to standardized fee schedules that are published and effective upon filing with the SEC under Section 19 of the Exchange Act and Rule 19b-4 thereunder.

The transaction fees and regulatory transaction fees that we received from related parties and the liquidity payments and routing and clearing payments that we made to related parties are summarized in the charts below. These numbers include fees from and payments to entities that have merged with or were acquired by affiliates of our strategic investors or the estate of Lehman Brothers Holdings Inc. Such fees and payments have at all times been on terms no more favorable than those given to customers who are not related parties.

	Year Ended December 31,
Fees Received from Related Parties	2011	2010	2009
	(in millions)
Transaction fees	$207.8	$210.1	$207.5
As a percentage of total transaction fees	29.9%	31.4%	28.4%
Regulatory transaction fees	$64.4	$54.5	$62.8
As a percentage of total regulatory transaction fees	41.1%	49.1%	50.2%

	Year Ended December 31,
Payments to Related Parties	2011	2010	2009
	(in millions)
Liquidity payments	$223.5	$281.7	$428.6
As a percentage of total liquidity payments	39.5%	52.0%	69.3%
Routing and clearing	$26.8	$25.5	$17.1
As a percentage of total routing and clearing	35.3%	31.0%	19.9%

We also maintain brokerage accounts with an affiliate of our strategic investor, WEDBUSH. As of December 31, 2011, 2010 and 2009, approximately $184.4 million, $163.2 million and $151.1 million, respectively, in cash and cash equivalents and financial instruments were held in such accounts.

Additionally, in December 2009, Mr. Ratterman entered into a private aircraft lease with a company wholly owned by Mr. Ratterman. For the year ended December 31, 2011, we reimbursed Mr. Ratterman an aggregate of approximately $37,500 for expenses related to use of the leased aircraft for business. We believe that the amounts paid for Mr. Ratterman’s use of the aircraft are significantly below the market rates charged by third-party commercial charter companies for similar aircraft.

Furthermore, Chi-X Europe licenses the software used for its trading platform from one of our strategic investors, Instinet, under the Software License Agreement, dated August 2, 2010, as amended on February 17, 2011, for approximately $1.8 million annually. On January 31, 2012, the agreement was further amended and extended to May 2012 to allow for the transition of Chi-X Europe to our trading platform during 2012.

Investor Rights Agreement

The Investor Rights Agreement dated as of May 13, 2010 among us and our stockholders, among other things:

•	limits our stockholders’ ability to transfer their stock, except for certain permitted transfers;

•	provides for rights of first refusal for us and our 5% stockholders with respect to transfers by stockholders other than to permitted transferees;

•	provides for take-along rights with respect to transfers by stockholders other than to us, any other stockholder or permitted transferees;

•	provides our stockholders with preemptive rights if we propose to issue any new securities; and

•

requires an affirmative vote of our stockholders representing at least 70% of the outstanding shares of our common stock before we can take certain actions, including adopting or effecting any plan of merger, consolidation, dissolution, reorganization or recapitalization; disposing of all or substantially all of our assets; issuing, selling, delivering or granting any right to purchase any derivative securities or any shares of capital stock not contemplated in the Investor Rights Agreement; and amending or restating our certificate of incorporation or bylaws.

Under the terms of the Investor Rights Agreement, our 5% stockholders are each entitled to designate one individual to serve on our board of directors and to have one representative present during all meetings of our board of directors and any committee of the board of directors.

The Investor Rights Agreement also provides for certain registration rights, including demand registration rights. Effective upon the completion of this offering, pursuant to the terms of the Investor Rights Agreement, all of the rights and obligations described above, except for the registration rights will automatically terminate. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Shareholder Agreements

We have entered into shareholder agreements with two of our strategic investors, Strategic Investments, Inc. and Tradebot Ventures Fund 1, LLC. Under these agreements, we have granted each stockholder the right to designate an individual as its observer on our board of directors. Such observer shall have the right to present matters for consideration by our board and to speak on matters presented by others at such board meetings. However, no observer shall have the right to vote on any matter presented to the board or any committee thereof. Such observer will be entitled to attend all board meetings, except for any portion of a board meeting designated as an executive session. An observer will not be entitled to attend meetings of board committees, except for meetings of special or standing committees to which such observer has been granted observer rights. Subject to certain exceptions contained in these agreements, we will also provide such observer with all communications and materials that are provided by us or our consultants to the board generally, at the same time and in the same manner that such communications and materials are provided to our board members. Furthermore, such observer will be entitled to meet and consult with our senior management team on a regular basis to discuss our quarterly and annual business plans and to review our progress in achieving such plans. Each such shareholder agreement will automatically terminate if the stockholder party thereto ceases to own any Class B common stock.

Procedures for Related Party Transactions

In conjunction with this offering, our board of directors intends to adopt a written related person transaction policy for our company. The policy was not in effect when we entered into the transactions discussed above. Under the policy, an independent committee of our board of directors, which initially will be the Nominating and Corporate Governance Committee, must approve or ratify any transaction involving us in which any of our executive officers, directors, director nominees, beneficial owners of more than 5% of our voting securities or the immediate family members of such persons has a direct or indirect material interest. We refer to such persons as related persons and to such transactions as related person transactions. In addition, each director, director nominee and executive officer must promptly report any transactions involving us and a related person to our secretary, as provided in the policy.

The secretary will present any new related person transactions and proposed transactions involving related persons to the Nominating and Corporate Governance Committee, which shall determine whether the related person involved has a direct or indirect material interest in the transaction. If the Nominating and Corporate Governance Committee determines that a transaction is a related person transaction, it will review the transaction, considering all of the relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. In addition, the Nominating and Corporate Governance Committee will periodically review previously approved related person transactions. The Nominating and Corporate Governance Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interest of our company and our stockholders.

There are certain types of transactions, set forth below, that will not be deemed to create or involve a material interest on the part of the related person and will not be reviewed or require approval or ratification under the policy:

•	transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;

•	transactions in which the related person’s interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction;

•

transactions in which the related person’s interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction;

•

transactions in which the related person’s interest derives solely from his or her ownership of a class of our equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

•

compensation arrangements of any executive officer, other than an individual who is an immediate family member of a related person, if such arrangements have been approved by the Compensation Committee; or

•	director compensation arrangements, if such arrangements have been approved by our board of directors.

Underwriters

Each of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Wedbush Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., who are underwriters of this offering, is an affiliate of one of our strategic investors. Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (i.e., to maximize the value of their investment) and their respective interests as underwriters (i.e., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that are seeking to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions.

Certain of our directors are employees of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Wedbush Securities Inc. or Nomura Securities International, Inc., underwriters of this offering, or their affiliates. In addition, certain underwriters and their affiliates are our customers. The underwriters have also performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock immediately prior to the initial public offering, giving effect to our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering, as described under “Reclassification and Reverse Stock Split,” and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of our directors immediately following the initial public offering and named executive officers individually; and

•	all our directors immediately following the initial public offering and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of February 1, 2012. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of Class A common stock and Class B common stock outstanding after this offering includes shares of Class A common stock being offered for sale by the selling stockholders. The percentage of beneficial ownership for the following table is based on 34,198,587 shares of Class A common stock and 13,447,463 shares of Class B common stock immediately prior to the initial public offering, giving effect to our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering, as described under “Reclassification and Reverse Stock Split,” and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o BATS Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, KS 66214. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock.

	Shares Beneficially Owned Before the Offering				Total Voting Power(1)	Shares of Class A Common Stock Being Offered	Shares Beneficially Owned After the Offering				Total Voting Power(1)
	Class A common stock and Non-Voting Class A common stock		Class B common stock and Non-Voting Class B common stock				Class A common stock and Non-Voting Class A common stock		Class B common stock and Non-Voting Class B common stock
Name and Address of Beneficial owner	Number of Shares	%	Number of Shares	%			Number of Shares	%	Number of Shares	%
Named executive officers and directors:
Joe Ratterman(2)	405,962	1.2	—	*	*	—	405,962	1.2	—	*	*
Chris Isaacson(3)	188,062	*	—	*	*	67,692	120,370	*	—	*	*
Mark Hemsley(4)	273,684	*	—	*	*	—	273,684	*	—	*	*
Brian N. Schell	—	*	—	*	*	—	—	*	—	*	*
Eric Swanson(5)	63,982	*	—	*	*	21,578	42,404	*	—	*	*
John Comerford	—	*	—	*	*	—	—	*	—	*	*
David Cummings(6)	2,042,894	6.0	875,526	6.5	6.3	—	2,042,894	6.0	875,526	6.5	6.3
Alan H. Freudenstein(7)	2,874,767	8.4	1,232,043	9.2	8.4	—	2,874,767	8.4	1,232,043	9.2	8.4
Jose Marques(8)	2,210,526	6.5	947,368	7.0	6.8	—	2,210,526	6.5	947,368	7.0	6.8
John McCarthy(9)	5,141,418	15.0	2,203,464	16.4	15.4	1,101,732	4,039,686	11.8	2,203,464	16.4	13.9
Chris Mosher(10)	3,978,947	11.6	1,705,263	12.7	12.3	3,034,423	944,524	2.8	1,705,263	12.7	7.7
Michael Richter(11)	368,421	1.1	157,894	1.2	1.1	157,894	210,527	*	157,894	1.2	*
Peter Brown	—	*	—	*	*	—	—	*	—	*	*
Robert W. Jones	—	*	—	*	*	—	—	*	—	*	*
David Roscoe	—	*	—	*	*	—	—	*	—	*	*
Caesar Sweitzer	—	*	—	*	*	—	—	*	—	*	*
Gary Wedbush(12)	810,526	2.4	347,368	2.6	2.5	—	810,526	2.4	347,368	2.6	2.5
All executive officers and directors as a group (21 people)	18,514,464	54.1	7,468,926	55.5	54.4	4,403,602	14,110,862	41.3	7,468,926	55.5	48.0
5% stockholders:
Citigroup Financial Products, Inc.(13)	2,305,453	6.7	988,051	7.3	7.1	—	2,305,453	6.7	988,051	7.3	7.1
Credit Suisse First Boston Next Fund, Inc.(7)	2,874,767	8.4	1,232,043	9.2	8.4	—	2,874,767	8.4	1,232,043	9.2	8.4
DB Investment Partners, Inc.(8)	2,210,526	6.5	947,368	7.0	6.8	—	2,210,526	6.5	947,368	7.0	6.8
GETCO Strategic Investments, LLC(9)	5,141,418	15.0	2,203,464	16.4	15.4	1,101,732	4,039,686	11.8	2,203,464	16.4	13.9
Instinet Holdings Incorporated(14)	2,485,078	7.3	1,065,033	7.9	7.7	355,010	2,130,068	6.2	1,065,033	7.9	7.1
Lime Brokerage Holdings LLC(15)	2,210,526	6.5	947,367	7.0	6.8	947,367	1,263,159	3.7	947,367	7.0	5.4
Lehman Brothers Holdings Inc.(10)	3,978,947	11.6	1,705,263	12.7	12.3	3,034,423	944,524	2.8	1,705,263	12.7	7.7
ML IBK Positions, Inc.(16)	1,780,701	5.2	763,157	5.7	5.5	508,772	1,271,929	3.7	763,157	5.7	4.7
Strategic Investments I, Inc.(17)	3,455,632	10.1	1,480,985	11.0	10.7	—	3,455,632	10.1	1,480,985	11.0	10.7
Tradebot Ventures Fund 1, LLC(6)	2,042,894	6.0	875,526	6.5	6.3	—	2,042,894	6.0	875,526	6.5	6.3
Other Selling Stockholders:
Entities or individuals associated with Tamara Elizabeth Schademann(18)	64,477	*	—	*	*	2,105	62,372	*	—	*	*
ML UK Capital Holdings(19)	590,539	1.7	253,088	1.9	1.8	168,726	421,813	1.2	253,088	1.9	1.6
Nomura International plc(20)	16,736	*	7,172	*	*	7,172	9,564	*	7,172	*	*
NTC & Co. FBO Mark Gorton(15)	2,210,526	6.5	947,367	7.0	6.8	947,367	1,263,159	3.7	947,367	7.0	5.4
Entities or individuals associated with The Buckley Family Trust(21)	21,052	*	—	*	*	6,315	14,737	*	—	*	*
Michael Bishop(22)	20,086	*	—	*	*	5,541	14,545	*	—	*	*
Kenneth Conklin III(23)	42,378	*	—	*	*	18,178	24,200	*	—	*	*
Douglas A. Eck(24)	8,694	*	—	*	*	2,608	6,086	*	—	*	*
Jeromy Hiserote(25)	3,951	*	—	*	*	631	3,320	*	—	*	*
John Martello(15)	2,210,526	6.5	947,367	7.0	6.8	947,367	1,263,159	3.7	947,367	7.0	5.4
Paul O’Donnell(26)	136,841	*	—	*	*	25,263	111,578	*	—	*	*
Craig Perrigo(27)	10,833	*	—	*	*	3,248	7,585	*	—	*	*
Michael J. Vizintos(28)	3,157	*	—	*	*	947	2,210	*	—	*	*
Aaron Weissenfluh(29)	6,315	*	—	*	*	631	5,684	*	—	*	*
Brian Weith(30)	15,982	*	—	*	*	7,578	8,404	*	—	*	*
Charles R. Williams(31)	38,612	*	—	*	*	2,757	35,855	*	—	*	*
Troy Wolf(32)	21,441	*	—	*	*	8,555	12,886	*	—	*	*

*	Represents less than 1%.
(1)

Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock will be entitled to two and one-half votes per share of Class B common stock, and each holder of Class A common stock will be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. Each share of Non-Voting Class A common stock and Non-Voting Class B common stock is convertible into a share of Class A or Class B common stock, respectively, at the option of the holder at any time. Non-Voting Class A common stock and Non-Voting Class B common stock do not vote, except as may otherwise be required by law. Each share of Class B common stock and Non-Voting Class B common stock will automatically convert into one share of Class A common stock in connection with any transfer following the expiration of the three-year restriction on transfer described in “Description of Capital Stock—Common Stock—Transfer Restrictions,” subject to certain exceptions described in “Description of Capital Stock—Common Stock—Conversion.” The Non-Voting Class A common stock will automatically convert into Class A common stock in connection with any transfer following the expiration of the 180-day or one-year restriction on transfer described in “Description of Capital Stock—Common Stock—Transfer Restrictions” to anyone other than a related person of the holder, as described in “Description of Capital Stock—Common Stock—Conversion.”
(2)	Consists of 209,539 shares of our Class A common stock held of record by Joseph P. Ratterman and Sandra M. Ratterman, as Trustees of the Joseph P. and Sandra M. Ratterman Trust dated September 15, 2008, or their Successors in Trust, and 196,423 shares of our Class A common stock issuable to Mr. Ratterman upon the exercise of options. Mr. Ratterman and his spouse serve as trustees of the Joseph P. and Sandra M. Ratterman Trust dated September 15, 2008, or their Successors in Trust and may be deemed to share voting power and dispositive power over the shares held by the Joseph P. and Sandra M. Ratterman Trust dated September 15, 2008, or their Successors in Trust.
(3)	Consists of 15,061 shares of our Class A common stock, 78,265 shares of our Class A common stock issuable to Mr. Isaacson upon the exercise of options and options to purchase 94,736 shares of our Class A common stock exercisable within 60 days of February 1, 2012. In connection with this offering, Mr. Isaacson will exercise 52,631 stock options on a cash basis, which, together with his existing 15,061 shares of our Class A common stock, will result in the issuance to him of part of the 67,692 shares of our Class A common stock that he is offering to sell in this offering. Mr. Isaacson is an affiliate of BATS Trading, a registered broker-dealer. Mr. Isaacson has represented to us that he (i) received the shares he is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time he received such shares. Please see “Management” for a discussion of our relationship with Mr. Isaacson.
(4)	Consists of options to purchase 273,684 shares of our Class A common stock exercisable within 60 days of February 1, 2012.
(5)	Consists of 63,982 shares of our Class A common stock issuable to Mr. Swanson upon the exercise of options. In connection with this offering, Mr. Swanson will exercise 32,105 stock options on a cash basis, which will result in the issuance to him of the 21,578 shares of our Class A common stock that he is offering to sell in this offering. Mr. Swanson is an affiliate of BATS Trading, a registered broker-dealer. Mr. Swanson has represented to us that he (i) received the shares he is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time he received such shares. Please see “Management” for a discussion of our relationship with Mr. Swanson.
(6)	Consists of 2,042,894 shares of our Class A common stock and 875,526 shares of our Class B common stock held of record by Tradebot Ventures Fund 1, LLC. Mr. Cummings, one of our directors, is the owner and sole member of Tradebot Ventures Fund 1, LLC and has sole voting and dispositive power over the shares held by Tradebot Ventures Fund 1, LLC. Tradebot Ventures Fund 1, LLC’s address is 1251 NW Briarcliff Pkwy, Suite 700, Kansas City, MO 64116.
(7)	Consists of 2,284,210 shares of our Class A common stock and 978,947 shares of our Class B common stock held of record by Credit Suisse First Boston Next Fund, Inc. and 454,979 shares of our Class A common stock, 135,578 shares of our Non-Voting Class A common stock, 194,991 shares of our Class B common stock and 58,105 shares of our Non-Voting Class B common stock held of record by Credit Suisse Finance (Guernsey) Limited. Mr. Freudenstein, one of our directors, is an affiliate of each of these entities and therefore may be deemed to share voting and dispositive power over the shares held by these entities. Mr. Freudenstein disclaims beneficial ownership with respect to all shares beneficially owned by Credit Suisse First Boston Next Fund, Inc. and Credit Suisse Finance (Guernsey) Limited, except to the extent of his pecuniary interests therein. Credit Suisse First Boston Next Fund, Inc.’s and Credit Suisse Finance (Guernsey) Limited’s ultimate parent is Credit Suisse Group AG, the ultimate parent of one of the underwriters of this offering. Credit Suisse First Boston Next Fund, Inc.’s address is 11 Madison Avenue, New York, NY 10010.
(8)	Consists of 2,210,526 shares of our Class A common stock and 947,368 shares of our Class B common stock held of record by DB Investment Partners, Inc. Mr. Marques, one of our directors, is an affiliate of DB Investment Partners, Inc. and therefore may be deemed to share voting power over the shares held by DB Investment Partners, Inc. DB Investment Partners, Inc.’s ultimate parent is Deutsche Bank AG, the ultimate parent of one of the underwriters of this offering. DB Investment Partners, Inc.’s address is 60 Wall Street, 4th Floor, New York, NY 10005.
(9)	Consists of 4,997,734 shares of our Class A common stock, 143,684 shares of our Non-Voting Class A common stock, 2,141,886 shares of our Class B common stock and 61,578 shares of our Non-Voting Class B common stock held of record by GETCO Strategic Investments, LLC. Mr. McCarthy, one of our directors, is an officer of GETCO Strategic Investments, LLC and therefore may be deemed to share voting and dispositive power over the shares held by GETCO Strategic Investments, LLC. See “Certain Relationships and Related Transactions” for a discussion on our relationship with GETCO Strategic Investments, LLC. GETCO Strategic Investments, LLC’s address is 350 N. Orleans Street, 3rd floor south, Chicago, IL 60654. GETCO Strategic Investments, LLC is an affiliate of GETCO Execution Services, LLC, GETO Securities, LLC and OCTEG, LCC, which are registered broker-dealers. GETCO Strategic Investments, LLC has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.

(10)	Consists of 3,978,947 shares of our Class A common stock and 1,705,263 shares of our Class B common stock held of record by Lehman Brothers Holdings Inc. Mr. Mosher, one of our directors, is an affiliate of Lehman Brothers Holdings Inc. and therefore may be deemed to share voting and dispositive power over the shares held by Lehman Brothers Holdings Inc. Mr. Mosher disclaims beneficial ownership with respect to all shares beneficially owned by Lehman Brothers Holdings Inc., except to the extent of his pecuniary interests therein. Bryan Marsal, John Suckow and William J. Fox are each executive officers of Lehman Brothers Holdings Inc. and therefore may be deemed to share voting and dispositive power over the shares held by Lehman Brothers Holdings Inc. See “Certain Relationships and Related Transactions” for a discussion on our relationship with Lehman Brothers Holdings Inc. Lehman Brothers Holdings Inc.’s address is 1271 6th Avenue, 40th Floor, New York, NY 10020. Lehman Brothers Holdings Inc. is an affiliate of certain registered broker-dealers. Lehman Brothers Holdings Inc. has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.
(11)	Consists of 368,421 shares of our Class A common stock and 157,894 shares of our Class B common stock held of record by Lime Brokerage Holdings LLC. Mr. Richter, one of our directors, is an affiliate of Lime Brokerage Holdings LLC and therefore may be deemed to share voting and dispositive power over the shares held by Lime Brokerage Holdings LLC.
(12)	Consists of 810,526 shares of our Class A common stock and 347,368 shares of our Class B common stock held of record by WEDBUSH, Inc., the ultimate parent of one of the underwriters of this offering. Mr. Wedbush, one of our directors, is an affiliate of WEDBUSH, Inc. and therefore may be deemed to share voting and dispositive power over the shares held by WEDBUSH, Inc.
(13)	Daniel Keegan and Richard Bartlett are each managing directors of Citigroup Financial Products, Inc. and therefore may be deemed to share voting and dispositive power over the shares held by Citigroup Financial Products, Inc. Citigroup Financial Products, Inc.’s ultimate parent is Citigroup Inc., the ultimate parent of one of the underwriters of this offering. Citigroup Financial Products, Inc.’s address is 390 Greenwich Street, 3rd Floor, New York, NY 10013.
(14)	Hiromasa Yamazaki is chairman of Instinet Holdings Incorporated and Naoki Matsuba, Fumiki Kondo and David Findlay are each directors of Instinet Holdings Incorporated and therefore may be deemed to share voting and dispositive power over the shares held by Instinet Holdings Incorporated. Instinet Holdings Incorporated’s ultimate parent is Nomura Holdings, Inc., the ultimate parent of one of the underwriters of this offering. See “Certain Relationships and Related Transactions” for a discussion on our relationship with Instinet Holdings Incorporated. Instinet Holdings Incorporated’s address is 1095 Avenue of the Americas, New York, NY 10036. Instinet Holdings Incorporated is an affiliate of Instinet, LLC and Nomura Securities International Inc., which are registered broker-dealers. Instinet Holdings Incorporated has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.
(15)	Consists of 368,421 shares of our Class A common stock and 157,894 shares of our Class B common stock held of record by Lime Brokerage Holdings LLC, 1,105,263 shares of our Class A common stock and 473,684 shares of our Class B common stock held of record by NTC & Co. FBO Mark Gorton and 736,842 shares of our Class A common stock and 315,789 shares of our Class B common stock held of record by John Martello. Lime Brokerage Holdings LLC is offering to sell 157,894 shares of our Class A common stock in this offering, NTC & Co. FBO Mark Gorton is offering to sell 473,684 shares of our Class A common stock in this offering and John Martello is offering to sell 315,789 shares of our Class A common stock in this offering. These parties may be deemed to have shared voting power over such shares due to the fact that Lime Brokerage Holdings LLC, Mark Gorton and John Martello are collectively entitled to designate one individual (currently Michael Richter) to serve on our board of directors under the terms of our Investor Rights Agreement. Upon the completion of this offering, such provision of our Investor Rights Agreement will automatically terminate, and such parties will cease to be entitled to designate an individual to serve on our board of directors. In addition, Michael Richter, Alistor Brown and Mark Gorton are each directors of Lime Brokerage Holdings LLC and therefore may be deemed to share voting and dispositive power over the shares held by Lime Brokerage Holdings LLC. Lincoln Trust Company (nominee name of NTC & Co.) will act upon receipt of Mark Gorton’s authorization. Mark Gorton disclaims beneficial ownership of such shares held by Lime Brokerage Holdings LLC and John Martello, except to the extent of his pecuniary interest in such shares. John Martello disclaims beneficial ownership of such shares held by Lime Brokerage Holdings LLC and Mark Gorton, except to the extent of his pecuniary interest in such shares. Lime Brokerage Holdings LLC disclaims beneficial ownership of such shares held by Mark Gorton and John Martello, except to the extent of its pecuniary interest in such shares. See “Certain Relationships and Related Transactions” for a discussion on our relationship with Lime Brokerage Holdings LLC. Lime Brokerage Holdings LLC’s address is 625 Broadway, 12th Floor, New York, NY 10012. NTC & Co. FBO Mark Gorton’s address is P.O. Box 173859, Denver, CO 80217-3859. John Martello’s address is 28 Center Road, Old Greenwich, CT 06870. NTC & Co. FBO Mark Gorton and John Martello are affiliates of Latour Trading LLC, a registered broker-dealer. NTC & Co. FBO Mark Gorton and John Martello have represented to us that they (i) purchased the shares they are offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.
(16)	ML IBK Positions, Inc.’s ultimate parent is Bank of America Corporation, the ultimate parent of one of the underwriters of this offering. As the ultimate parent of ML IBK Positions, Inc., Bank of America Corporation may be deemed to share voting and dispositive power over the shares held by ML IBK Positions, Inc. See “Certain Relationships and Related Transactions” for a discussion on our relationship with ML IBK Positions, Inc. ML IBK Positions, Inc.’s address is 222 Broadway, 6th Floor, New York, NY 10038. ML IBK Positions, Inc. is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation, BofA Distributors, Inc., Merrill Lynch Financials Markets, Inc. and TMC Bonds L.L.C., which are registered broker-dealers. ML IBK Positions, Inc. has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.

(17)	Consists of 3,070,174 shares of our Class A common stock and 1,315,789 shares of our Class B common stock held of record by Strategic Investments I, Inc. and 385,458 shares of our Class A common stock and 165,196 shares of our Class B common stock held of record by Morgan Stanley & Co. International plc. Prior to the date of this prospectus, Strategic Investments I, Inc. intends to deposit shares of Voting Common Stock owned by it, which will represent approximately 877,000 shares of the Class A common stock (after giving effect to the reclassification and reverse stock split described in this prospectus), into a trust with the trustee having control over the voting of such deposited shares. Strategic Investments I, Inc. will no longer have beneficial ownership of the deposited shares. After giving effect to the deposit of such shares into the trust, Strategic Investments I, Inc. and Morgan Stanley & Co. International plc will beneficially own approximately 7.6% of the Class A common stock and hold approximately 9.3% of the total voting power of our outstanding capital stock. The voting and dispositive power over such shares held by Morgan Stanley & Co. International plc and Strategic Investments I, Inc. is ultimately held by Morgan Stanley. The members of the board of directors of Strategic Investments I, Inc. as a group may be deemed to share voting and dispositive power over the shares held by Strategic Investments I, Inc. Morgan Stanley is the ultimate parent of Strategic Investments I, Inc. and Morgan Stanley & Co International plc, and is the ultimate parent of one of the underwriters in this offering. Strategic Investments I, Inc.’s address is 1221 Avenue of the Americas, New York, NY 10020.
(18)	Consists of 6,756 shares of our Class A common stock held of record by John Lance Schademann and Tamara Elizabeth Schademann as Trustees of the John Lance Schademann and Tamara Elizabeth Schademann Trust dated July 1, 2009, or their successors, and 10,353 shares of our Class A common stock issuable to Ms. Schademann upon the exercise of options and options to purchase 47,368 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Ms. Schademann is currently one of our employees. Please see “Management” for a discussion of our relationship with Ms. Schademann. Ms. Schademann and her spouse serve as trustees of the John Lance Schademann and Tamara Elizabeth Schademann Trust dated July 1, 2009 and may be deemed to share voting power and dispositive power over the shares held by the John Lance Schademann and Tamara Elizabeth Schademann Trust dated July 1, 2009.
(19)	ML UK Capital Holdings is an affiliate of ML IBK Positions, Inc., one of our 5% stockholders. ML UK Capital Holdings’s ultimate parent is Bank of America Corporation, the ultimate parent of one of the underwriters of this offering. As the ultimate parent of ML UK Capital Holdings, Bank of America Corporation may be deemed to share voting and dispositive power over the shares held by ML UK Capital Holdings. ML UK Capital Holdings is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation, BofA Distributors, Inc., Merrill Lynch Financials Markets, Inc. and TMC Bonds L.L.C., which are registered broker-dealers. ML UK Capital Holdings has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase.
(20)	Nomura International plc is an affiliate of Instinet Holdings Incorporated, one of our 5% stockholders. Nomura International plc is an affiliate of Nomura Securities International, Inc., a broker-dealer. Nomura International plc has represented to us that it (i) purchased the shares it is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time of their purchase. Nomura International plc’s ultimate parent is Nomura Holdings, Inc., the ultimate parent of one of the underwriters of this offering.
(21)	Consists of 21,052 shares held by Peter Buckley as of January 31, 2012. On February 24, 2012 Mr. Buckley transferred such shares to The Buckley Family Trust. Michael J. Semack serves as trustee of The Buckley Family Trust, an irrevocable trust, or The Buckley Family Trust, and may be deemed to have voting and dispositive power over the shares held by The Buckley Family Trust. All of the shares being offered are being sold by The Buckley Family Trust.
(22)	Consists of 5,541 shares of our Class A common stock, 4,019 shares of our Class A common stock issuable to Mr. Bishop upon the exercise of options and options to purchase 10,526 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Mr. Bishop is currently one of our employees.
(23)	Consists of 18,179 shares of our Class A common stock, 18,936 shares of our Class A common stock issuable to Mr. Conklin upon the exercise of options and options to purchase 5,263 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Mr. Conklin is currently one of our employees. Please see “Management” for a discussion of our relationship with Mr. Conklin.
(24)	Consists of 8,694 shares of our Class A common stock. Mr. Eck is one of our former employees. Mr. Eck is an employee of a registered broker-dealer. Mr. Eck has represented to us that he (i) received the shares he is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time he received such shares.
(25)	Consists of 2,326 shares of our Class A common stock and 1,625 shares of our Class A common stock issuable to Mr. Hiserote upon the exercise of options. Mr. Hiserote is currently one of our employees. Mr. Hiserote is an affiliate of BATS Trading, a registered broker-dealer. Mr. Hiserote has represented to us that he (i) received the shares he is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time he received such shares.
(26)	Consists of 25,263 shares of our Class A common stock issuable to Mr. O’Donnell upon the exercise of options and options to purchase 111,578 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Mr. O’Donnell is currently one of our employees. In connection with this offering, Mr. O’Donnell will exercise 25,263 stock options on a cash basis, which will result in the issuance to him of the 25,263 shares of our Class A common stock that he is offering to sell in this offering. Mr. O’Donnell is an affiliate of BATS Trading, a registered broker-dealer. Mr. O’Donnell has represented to us that he (i) received the shares he is offering under this prospectus in the ordinary course of business and (ii) had no agreements or understandings, directly or indirectly, with any person to distribute such shares at the time he received such shares.

(27)	Consists of 10,833 shares held of record by Mr. Perrigo. Mr. Perrigo served as our Chief Financial Officer from May 2009 until March 2011. Mr. Perrigo left the company in June 2011.
(28)	Consists of 3,157 shares of our Class A common stock held of record by Mr. Vizintos. Mr. Vizintos is one of our former employees.
(29)	Consists of 631 shares of our Class A common stock issuable to Mr. Weissenfluh upon the exercise of options and options to purchase 5,684 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Mr. Weissenfluh is currently one of our employees. In connection with this offering, Mr. Weissenfluh will exercise 631 stock options on a cash basis, which will result in the issuance to him of the 631 shares of our Class A common stock that he is offering to sell in this offering.
(30)	Consists of 8,614 shares of our Class A common stock issuable to Mr. Weith upon the exercise of options and options to purchase 7,368 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Mr. Weith is currently one of our employees. In connection with this offering, Mr. Weith will exercise 7,578 stock options on a cash basis, which will result in the issuance to him of the 7,578 shares of our Class A common stock that he is offering to sell in this offering.
(31)	Consists of 12,667 shares of our Class A common stock, 4,892 shares of our Class A common stock issuable to Mr. Williams upon the exercise of options and options to purchase 21,053 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Mr. Williams is currently one of our employees. In connection with this offering, Mr. Williams will exercise 2,757 stock options on a cash basis, which will result in the issuance to him of the 2,757 shares of our Class A common stock that he is offering to sell in this offering.
(32)	Consists of 8,555 shares of our Class A common stock, 2,360 shares of our Class A common stock issuable to Mr. Wolf upon the exercise of options and options to purchase 10,526 shares of our Class A common stock exercisable within 60 days of February 1, 2012. Mr. Wolf is currently one of our employees.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our Class A common stock, Non-Voting Class A common stock, Class B common stock, Non-Voting Class B common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering. For more detailed information, please see the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws, each of which we expect to be in effect immediately prior to the closing of this offering, and the Investor Rights Agreement, all of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated certificate of incorporation will provide that, immediately prior to the closing of the offering, the following common stock will be authorized: Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock. The rights of the holders of our common stock will be identical, except with respect to voting rights, transfer restrictions and conversion provisions. With respect to voting, each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to two and one-half votes per share. Non-Voting Class A common stock and Non-Voting Class B common stock will not be entitled to vote, except as required by applicable law. Class A common stock not sold in this offering and Non-Voting Class A common stock will be subject to a restriction on transfer for one year from the completion of this offering (provided that approximately 50% of our current stockholders’ Class A common stock and Non-Voting Class A common stock may be transferred 180 days from the completion of this offering to the extent such shares are not included in this offering), and Class B common stock and Non-Voting Class B common stock will be subject to a three-year transfer restriction, subject to certain exceptions as described in “—Common Stock—Transfer Restrictions.” Class B common stock and Non-Voting Class B common stock will automatically convert into Class A common stock in connection with any transfer following the expiration of the three-year transfer restriction, subject to certain exceptions described in “—Common Stock—Conversion,” or upon the death of the holder. We also have the option to convert any holder’s Class B common stock or Non-Voting Class B common stock to Class A common stock or Non-Voting Class A common stock, respectively, upon a change of control of such holder. Non-Voting Class A common stock and Non-Voting Class B common stock are convertible into Class A common stock and Class B common stock, respectively, at any time at the option of the holder, and Non-Voting Class A common stock will automatically convert into Class A common stock in connection with any transfer to anyone other than a related person of the holder following the expiration of the one-year transfer restriction. The rights of these classes of common stock are discussed in greater detail below.

Once shares of Class B common stock or Non-Voting Class B common stock have been converted into shares of Class A common stock, we may not reissue such shares of Class B common stock or Non-Voting Class B common stock. No class of common stock may be subdivided or combined unless the other classes of common stock are concurrently subdivided or combined in the same proportion and in the same manner.

Our Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock have no preemptive or conversion rights or other subscription rights except for the conversion rights applicable to our Class B common stock, Non-Voting Class B common stock and Non-Voting Class A common stock described under “—Common Stock—Conversion” below. There are no redemption or sinking fund provisions applicable to our Class A common stock, Non-Voting Class A common stock, Class B common stock or Non-Voting Class B common stock. All outstanding shares of our Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock are fully paid and non-assessable.

Immediately following the closing of this offering, our authorized capital stock will consist of 152,500,000 shares, each with a par value of $0.01 per share, of which:

•	125,000,000 shares are designated as Class A common stock;

•	1,750,000 shares are designated as Non-Voting Class A common stock;

•	15,000,000 shares are designated as Class B common stock;

•	750,000 shares are designated as Non-Voting Class B common stock; and

•	10,000,000 shares are designated as preferred stock.

Immediately prior to the offering, we will have outstanding 33,919,325 shares of Class A common stock, held of record by 52 stockholders, 279,262 shares of Non-Voting Class A common stock, held of record by 2 stockholders, 13,327,780 shares of Class B common stock, held of record by 12 stockholders and 119,683 shares of Non-Voting Class B common stock, held of record by 2 stockholders. These amounts give effect to our reclassification, 4.75-for-1 reverse stock split to be consummated in conjunction with this offering, as described under “Reclassification and Reverse Stock Split,” and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering.

In addition, as of December 31, 2011, after giving effect to the reclassification, the 4.75-for-1 reverse stock split and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, 2,030,604 shares of our Class A common stock were subject to outstanding options. Of such shares, 1,040,130 shares were subject to unvested outstanding options held by our employees.

Common Stock

Voting Rights

Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to two and one-half votes per share. Holders of our Non-Voting Class A common stock and Non-Voting Class B common stock are not entitled to a vote, except as required by applicable law. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law would require either our Class A common stock, Non-Voting Class A common stock, Class B common stock or Non-Voting Class B common stock to vote separately as a single class in the following circumstances:

•

if we amend our amended and restated certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•

if we amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely then such class would be required to vote separately to approve such proposed amendment.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock will be entitled to share equally in any dividends that our board of directors may determine to issue from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock will receive shares of (or rights to acquire shares of, as the case may be) Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock, respectively.

Transfer Restrictions

Class A Common Stock and Non-Voting Class A Common Stock

Upon the effectiveness of our amended and restated certificate of incorporation, each share of Class A common stock and each share of Non-Voting Class A common stock shall be non-transferable for the periods described below. After such periods, shares of our Non-Voting Class A common stock may be transferred, in which case they will automatically convert into Class A common stock unless they are transferred to a “related person” of the holder (as defined below under “—Ownership and Voting Limits on Our Common Stock”).

180-day Restriction

Until (but excluding) the date that is 180 days from the effectiveness of our amended and restated certificate of incorporation, no holder of a share of Class A common stock or Non-Voting Class A common stock may transfer such share, except in the circumstances described below under “—Exceptions to Transfer Restrictions.”

One-year Restriction

During the period that begins on the date that is 180 days from the effectiveness of our amended and restated certificate of incorporation and continues until (and including) that date that is one year from such effectiveness, no holder of a share of Class A common stock or Non-Voting Class A common stock may transfer such share, except (1) in the circumstances described below under “—Exceptions to Transfer Restrictions” and (2) for a number of shares of Class A Common Stock and Non-Voting Class A Common Stock equal to:

•	50% of the total of:

➢

such holder’s “restricted shares” (which we define as the total number of shares of our common stock held by such holder at the time immediately following the reclassification and reverse stock split described under “Reclassification and Reverse Stock Split,” but prior to the completion of this offering, plus the total number of shares of our common stock issuable upon the exercise of all options, warrants or other rights in existence at such time, whether vested or unvested, held by such holder), plus

➢

any other holders’ restricted shares received by such holder pursuant to a permitted transfer in the circumstances set forth in the fourth or sixth bullet point under “—Exceptions to Transfer Restrictions” below, which we refer to collectively as “permitted transferee shares,” minus

➢

any of such holder’s restricted shares transferred by such holder pursuant to a permitted transfer in the circumstances set forth under “—Exceptions to Transfer Restrictions” below, provided, however, that any permitted transferee shares shall not be included in this calculation if the inclusion of such permitted transferee shares would allow the original holder of such permitted transferee shares and each subsequent holder of such permitted transferee shares to transfer more shares than such holders would have been entitled to transfer if such permitted transferee shares had never been transferred, as determined by our Secretary in its sole discretion;

•	minus the number of shares sold, if any, by such holder pursuant to this offering.

Class B Common Stock and Non-Voting Class B Common Stock

Shares of our Class B common stock or Non-Voting Class B common stock are not transferable until three years after the date of completion of this offering, except in the circumstances described below under “—Exceptions to Transfer Restrictions.” After such period, shares of our Class B common stock and Non-Voting Class B common stock may be transferred. Upon transfer, shares of our Class B common stock and our Non-Voting Class B common stock will automatically convert into Class A common stock.

Exceptions to Transfer Restrictions

The transfer restrictions described above do not apply to the following permitted transfers:

•	sales of shares pursuant to this offering or subsequent transfers of such shares;

•

the transfer of any shares of our Class A common stock issued by us following the effectiveness of our amended and restated certificate of incorporation, whether or not pursuant to this offering, provided that our board of directors resolves that such shares shall be free of these transfer restrictions;

•	any transfer to us or any of our affiliates;

•

any transfer of any shares of our common stock to an affiliate of the original holder of such shares or from such affiliate back to the original holder, provided that if any such affiliated transferee stockholder (or successor to all or substantially all of the assets of such stockholder or any further such successor) at any time fails to be affiliated with the original holder of such shares (except by reason of death of the original holder of such shares), such shares shall be transferred back to the original holder of such shares to the extent permitted by law;

•

any transfer of any shares of our Class A common stock permitted pursuant to policies established by our board of directors for the purpose of facilitating estate planning or administration, including without limitation as to the use of revocable trusts; and

•

any transfer by a holder of our common stock to any person that succeeds to all or substantially all of the assets of such holder, whether by merger, consolidation, amalgamation, sale of substantially all assets or other similar transactions.

Any Non-Voting Class A common stock, Class B common stock or Non-Voting Class B common stock sold to the public will first be converted to Class A common stock.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock shall be entitled to share equally, on a per share basis, all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. Each share of Non-Voting Class A common stock and Non-Voting Class B common stock is convertible into a share of Class A common stock or Class B common stock, respectively, at the option of the holder at any time.

Each share of Non-Voting Class A common stock common stock will automatically convert into one share of Class A common stock in connection with any transfer to anyone other than a “related person” (as defined below under “—Ownership and Voting Limits on Our Common Stock”) of the holder, whether or not for value, following the expiration of the 180-day or one-year restriction on transfer.

Each share of Class B common stock and Non-Voting Class B common stock will automatically convert into one share of Class A common stock in connection with any transfer, whether or not for value, following the expiration of the three-year restriction on transfer, or upon the death of a stockholder who is a natural person, except for the following permitted transfers described in our amended and restated certificate of incorporation:

•

any transfer of any shares of Class B common stock or Non-Voting Class B common stock to an affiliate of the original holder of such shares or from such affiliate back to the original holder, provided that if any such affiliated transferee stockholder (or successor to all or substantially all of the assets of such stockholder or any further such successor) at any time fails to be affiliated with the original holder of such shares for any reason (including by reason of death of the original holder of such shares), each share of such Class B common stock and Non-Voting Class B common stock held by such stockholder shall automatically convert into a share of Class A common stock; or

•

any transfer by a holder of Class B common stock or Non-Voting Class B common stock to any person that succeeds to all or substantially all of the assets of such holder, whether by merger, consolidation, amalgamation, sale of substantially all assets or other similar transactions.

Upon any change of control of a holder of Class B common stock or Non-Voting Class B common stock, we may elect to cause all or any of the shares of Class B common stock held by such holder to be converted into Class A common stock (or cause all or any of the shares of Non-Voting Class B common stock held by such holder to be converted into Non-Voting Class A common stock).

Ownership and Voting Limits on Our Common Stock

Our amended and restated certificate of incorporation will place certain ownership and voting limits on the holders of our common stock. As long as we control, directly or indirectly, BZX or BYX:

•

no person (either alone or together with its related persons) may own, directly or indirectly, of record or beneficially, shares of our common stock representing more than 40% of any class of our capital stock (our Class A common stock and Non-Voting Class A common stock being considered one class of our capital stock, and our Class B common stock and Non-Voting Class B common stock also being considered one class of our capital stock, for this purpose);

•

no person that is a registered broker or dealer that is a member of BZX or BYX, which we refer to as an exchange member, (either alone or together with its related persons) may own, directly or indirectly, of record or beneficially, shares of our common stock representing more than 20% of any class of our capital stock (our Class A common stock and Non-Voting Class A common stock being considered one class of our capital stock, and our Class B common stock and Non-Voting Class B common stock also being considered one class of our capital stock, for this purpose); and

•

no person (either alone or together with its related persons) shall be entitled to vote or cause the voting of shares of our stock beneficially owned, directly or indirectly, by that person or those related persons to the extent that those shares would represent in the aggregate more than 20% of the voting power of our then issued and outstanding capital stock, and no person (either alone or together with its related persons) shall be entitled to vote more than 20% of the voting power of our then issued and outstanding capital stock by virtue of agreements entered into by that person or those related persons with other persons not to vote shares of our outstanding capital stock.

The term “related persons” means, with respect to any person:

•	any “affiliate” of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

•

any other person with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of our capital stock;

•

in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

•

in the case of a person that is an exchange member, any person that is associated with such exchange member (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•	in the case of a person that is a natural person and also an exchange member, any broker or dealer that is also an exchange member with which such natural person is associated;

•

in the case of a person that is a natural person, any relative or spouse of such natural person or any relative of such spouse who has the same home as such natural person or who is a director or officer of us or any of our subsidiaries;

•

in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; or

•	in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

If any stockholder attempts to sell, pledge or otherwise transfer to any person, other than us, any shares of our capital stock that would violate the ownership limitations described above, we will record on our books the transfer of only the number of shares of our capital stock that would not violate the above limitations and will treat the remaining shares as owned for all purposes by the stockholder attempting to effect such transfer. If any stockholder attempts to vote any shares of our capital stock, or grant a proxy or enter into a voting agreement or any other arrangement with respect to such shares that would violate the voting limitations described above, we will not honor such vote, proxy, agreement or arrangement to the extent that the voting limitations described above would be violated.

If any stockholder attempts to sell, pledge or otherwise transfer to any person any shares of our capital stock that would violate the ownership limitations described above, we have the right to, and will promptly do so if we exercise such right, to the extent funds are legally available, redeem the shares sold, pledged or otherwise transferred in violation of these limitations at a price equal to the fair market value of such shares. We will send notice to the holder of record of such redeemable shares specifying the date of redemption, which shall be not less than 10 days and no more than 30 days from the date of the notice. Any shares of our capital stock that have been called for redemption will not be deemed outstanding for purposes of voting or determining the total number of shares entitled to vote if we have set aside a sum sufficient to satisfy the redemption price of such redeemable shares. We will also notify our stockholders of any such redemption of shares within 10 days of any such redemption.

Our board of directors may waive the provisions regarding ownership and voting limits (except with respect to exchange members or their related persons) by a resolution expressly permitting such waiver (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination of the board that:

•

the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair our ability or the ability of our exchanges to discharge their responsibilities under the Exchange Act and the rules and regulations under the Exchange Act and is otherwise in our best interests and the best interests of our stockholders and our exchanges;

•	the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the SEC’s ability to enforce the Exchange Act; and

•

neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the applicable ownership or voting percentage level.

Notwithstanding any of the above, (i) any exchange member (either alone or together with its related persons) that proposes to own, directly or indirectly, of record or beneficially, shares constituting more than 20% of the outstanding shares of any class of our capital stock and (ii) any person (either alone or together with its related persons) that proposes to own, directly or indirectly, of record or beneficially, shares constituting more than 40% of the outstanding shares of any class of our capital stock or to exercise voting rights or grants any proxy or consent with respect to shares constituting 20% of the voting power of our then issued and outstanding capital stock shall send written notice of its intention to do so to our board of directors at least 45 days before the proposed ownership of such shares or proposed exercise of such voting rights.

In making these determinations, our board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of our company.

Our amended and restated certificate of incorporation will also provide that our board of directors has the right to require any person and its related persons that our board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above to provide to us complete information as to all shares of our capital stock that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above as may reasonably be requested. Further, any stockholder (either alone or together with its related persons) that owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, 5% or more of our then outstanding shares of capital stock (excluding shares of any class of stock that does not have the right by its terms to vote) shall, immediately upon acquiring knowledge of its 5% ownership, give written notice to our board of directors indicating such person’s legal name, title or status, approximate ownership interest in us and whether such person has the power to direct the management or policies of us whether through its ownership of securities, by contract or otherwise. Our stockholders who provide such notice must also provide updates with respect to changes in ownership as further described in our amended and restated certificate of incorporation.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of undesignated preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any of the preferred stock.

Registration Rights

After this offering, holders of approximately 22,538,638 shares of our Class A common stock and Non-Voting Class A common stock and 12,208,257 shares of our Class B common stock and Non-Voting Class B common stock will have the right to require us to register the sales of their shares under the Securities Act, pursuant to the terms of the Investor Rights Agreement between us and the holders of these securities. Subject to limitations specified in such agreement, these registration rights include:

Demand registration rights. At any time following six months after completion of this offering, any holder of 5% or more of our common stock who is party to the Investor Rights Agreement can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that it holds, as long as the anticipated gross proceeds of such offering and registration will be at least $10 million. We are only obligated to register the registrable securities on two occasions and not more than once in any 12-month period. Furthermore, at any time, the holders of at least 20% of the registrable securities held by parties to the Investor Rights Agreement can require us to file with the SEC and cause to be declared effective (if we are eligible) a short-form registration statement on Form S-3 covering the resale of all or any portion of shares of registrable securities held by such persons. The anticipated aggregate price of any shares covered by the demand must exceed $5 million.

Piggyback registration rights. If we register any of our securities under the Securities Act for sale to the public (other than with respect to our initial public offering), either for our own account or for the account of other security holders or both, the holders of shares of registrable securities party to the Investor Rights Agreement are entitled to notice of the intended registration and to include any or all of their registrable securities in the registration.

Limitations and expenses. With specified exceptions, a stockholder’s right to include shares in an underwritten registered offering is subject to the right of the underwriters to limit the number of shares included in such offering. We are generally required to pay all expenses of registration, including the fees and expenses of legal counsel for us and for the selling stockholders, but excluding underwriters’ discounts and commissions.

All registration rights under the Investor Rights Agreement terminate on the earlier of the fourth anniversary of this offering, or the date when all registrable securities can be resold pursuant to Rule 144 of the Securities Act. Furthermore, as a result of the transfer restrictions described under “Shares Eligible for Future Sale—Transfer Restrictions,” the earliest that holders may exercise these rights is 181 days after the date of this prospectus. See “Shares Eligible for Future Sale—Transfer Restrictions.”

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the closing of this offering contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, the dual class common stock structure of our voting stock will concentrate ownership of our voting stock in the hands of our current stockholders. These provisions, which are summarized below, are expected to discourage others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. We believe, however, that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Dual Class Structure of Our Voting Stock

As discussed above, our Class B common stock has two and one-half votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. Immediately following the offering, our strategic investors will own approximately 71.1% of our Class A common stock, but as a result of the Class B common stock that they hold, our strategic investors will control approximately 79.0% of the voting power of our outstanding capital stock. See “Principal and Selling Stockholders.” Because of the dual class structure of our voting stock, our strategic investors are able to determine the outcome of virtually all matters submitted to stockholders for approval, even if they come to own less than 50% of the total outstanding shares of our voting common stock, including the election of directors, amendment of our articles of incorporation (except when a class vote is required by law), any merger or consolidation requiring common stockholder approval and the sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Class B Threshold Requirement

Subject to reduction for the reverse stock split as described below, immediately following the reclassification of our common stock described above and at any time thereafter, if a stockholder together with such stockholder’s affiliates owns less than 4,960,491 shares of our common stock, each share of Class B common stock or Non-Voting Class B common stock that, at such time, is held by such stockholder and such stockholder’s affiliates shall convert automatically to a share of Class A common stock or Non-Voting Class A common stock, respectively. Accordingly, only stockholders who together with their affiliates own 4,960,491 shares or more of our common stock will continue to hold Class B common stock or Non-Voting Class B common stock immediately following the reclassification. As described in “Reclassification and Reverse Stock Split,” immediately following the stock reclassification described above, we intend to declare a 4.75-for-1 reverse stock split of all outstanding Class A common stock, Class B common stock, Non-Voting Class A common stock and Non-Voting Class B common stock and this Class B threshold will be reduced to 1,044,313.

Voting and Ownership Limitations

Our amended and restated certificate of incorporation prohibits any person from owning greater than 40% of any class of our capital stock, prohibits exchange members from owning greater than 20% of any class of our capital stock and prohibits all persons from exercising a greater than 20% voting power of our issued and outstanding capital stock, in each case subject to certain conditions and exceptions.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws that will be in effect upon the closing of this offering will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the stockholders. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Limits on Special Meetings

Special meetings of the stockholders may be called only by our board of directors acting pursuant to a resolution adopted by a majority of the board of directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the board of directors pursuant to our amended and restated certificate of incorporation, special meetings of holders of such preferred stock.

Amendments to Our Governing Documents; Supermajority Vote Requirements

Prior to a transaction or series of transactions which results in holders of Class B common stock and Non-Voting Class B common stock owning less than a majority of the total voting power of our outstanding securities that are entitled to vote generally in the election of directors, the stockholders may amend our amended and restated certificate of incorporation and our amended and restated bylaws by approval of a majority vote of stockholders.

However, at such time as the holders of Class B common stock and Non-Voting Class B common stock own less than a majority of the total voting power of our outstanding securities that are entitled to vote generally in the election of directors, certain amendments of our amended and restated certificate of incorporation by our stockholders will require the approval of not less than 70% of the votes entitled to be cast by holders of our capital stock, and amendments of our amended and restated bylaws by our stockholders will require the approval of not less than 70% of the votes entitled to be cast by holders of our capital stock.

Our amended and restated bylaws may be amended by a majority vote of our board of directors.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock without stockholder approval makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent

Prior to a transaction or series of transactions which results in holders of Class B common stock and Non-Voting Class B common stock owning less than a majority of the total voting power of our issued and outstanding securities that are entitled to vote generally in the election of directors, the stockholders may take any action, without a meeting, by written consent as and to the extent provided at the time by the DGCL.

However, at such time as the holders of Class B common stock and Non-Voting Class B common stock own less than a majority of the total voting power of our issued and outstanding securities that are entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, except for (i) so long as any shares of Non-Voting Class A common stock are outstanding, the written consent of a majority of the outstanding shares of Non-Voting Class A common stock (or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Class A common stock at a meeting of the holders of Non-Voting Class A common stock duly called for such purpose) is required to amend, alter or repeal our amended and restated certificate of incorporation or our amended and restated bylaws so as to adversely affect the preferences, rights or powers of the Non-Voting Class A common stock and (ii) so long as any shares of Non-Voting Class B common stock are outstanding, the written consent of a majority of the outstanding shares of Non-Voting Class B common stock (or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Class B common stock at a meeting of the holders of Non-Voting Class B common stock duly called for such purpose) is required to amend, alter or repeal our amended and restated certificate of incorporation or our amended and restated bylaws so as to adversely affect the preferences, rights or powers of the Non-Voting Class B common stock.

Opt-Out of Section 203 of the DGCL

We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL until such time as holders of Class B common stock and Non-Voting Class B common stock own less than a majority of the total voting power of our outstanding securities that are entitled to vote generally in the election of directors, after which time we will be governed by those provisions. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our board of directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Listing

Our Class A common stock has been approved for listing on BZX under the symbol “BATS.” The Class B common stock, Non-Voting Class A common stock and Non-Voting Class B common stock are not listed for trading on an exchange.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A common stock, Non-Voting Class A common stock, Class B common stock and Non-Voting Class B common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our Class A common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our Class A common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax will not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, such effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate). Non-U.S. holders receiving effectively connected dividends should consult their tax advisors as to whether they may be subject to different tax treatment pursuant to an applicable income tax treaty.

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•	the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•

we are or have been a U.S. real property holding corporation, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with a U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to any applicable income tax treaty providing otherwise. A non-U.S. corporation with effectively connected gains may also be subject to the branch profits tax discussed above.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of Class A common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid backup withholding. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

Recent Legislation

Recently enacted legislation generally imposes a withholding tax of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. As described under “Description of Capital Stock—Common Stock—Transfer Restrictions,” our Class A common stock not sold in this offering (including any Class A common stock issued in the year following this offering) and our Non-Voting Class A common stock are subject to a 180-day or one-year transfer restriction from the completion of this offering, and our Class B common stock and Non-Voting Class B common stock are subject to a three-year transfer restriction following the completion of this offering. Following termination of these transfer restrictions, there may be sales of substantial amounts of our Class A common stock in the public market. This may adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 34,063,009 shares of Class A common stock, 135,578 shares of Non-Voting Class A common stock, 13,327,780 shares of Class B common stock and 119,683 shares of Non-Voting Class B common stock outstanding, after giving effect to our reclassification and 4.75-for-1 reverse stock split to be consummated in connection with this offering, as described under “Reclassification and Reverse Stock Split,” and the exercise of options to purchase 1,347,290 shares of Class A common stock being exercised concurrently with this offering. Of these shares, the 6,296,829 shares of Class A common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 27,766,180 shares of Class A common stock, all 135,578 shares of Non-Voting Class A common stock (which will automatically convert into shares of Class A common stock in connection with any transfer to anyone other than a “related person” (as defined under “Description of Capital Stock—Ownership and Voting Limits on Our Common Stock”) of the holder, whether or not for value, following the expiration of the 180-day or one-year restriction on transfer) and all 13,327,780 shares of Class B common stock and 119,683 shares of Non-Voting Class B common stock (which will automatically convert into shares of Class A common stock in connection with any transfer, whether or not for value, following the expiration of the three-year restriction on transfer, except for certain transfers described in “Description of Capital Stock—Common Stock—Conversion”) will be available for sale in the public market as follows:

Number of Shares	Date
Class A common stock and Non-Voting Class A common stock	one year from completion of this offering
Class B common stock and Non-Voting Class B common stock	three years from completion of this offering

Rule 144

Under the federal securities laws and without taking into account the transfer restrictions described under “Description of Capital Stock—Common Stock—Transfer Restrictions,” in general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six-month holding period increases to one year in the event that we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year in the event that we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Following the expiration of the various transfer restrictions described above, we are unable to estimate the number of shares of our Class A common stock that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the circumstances of the stockholders and other factors.

Rule 701

In general, any of our employees, directors, officers, consultants or advisors who purchases shares of stock from us under Rule 701 pursuant to a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

After this offering, holders of approximately 22,538,638 shares of our Class A common stock and Non-Voting Class A common stock and 12,208,257 shares of our Class B common stock and Non-Voting Class B common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of the Investor Rights Agreement between us and the holders of these securities. These registration rights are described in “Description of Capital Stock—Registration Rights.” However, as a result of the transfer restrictions described under “Description of Capital Stock—Common Stock—Transfer Restrictions,” the earliest that holders may exercise these rights is 181 days after the date of this prospectus.

Stock Options

As of December 31, 2011, after giving effect to our reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering, as described under “Reclassification and Reverse Stock Split,” and the exercise of options to purchase 1,347,290 shares of Class A common stock which are being exercised concurrently with this offering, options to purchase a total of 2,030,604 shares of our Class A common stock and an additional 104,562 shares of Class A common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock subject to outstanding options or issuable pursuant to our LTIP. Shares registered under such registration statement will be available for sale in the open market, subject to vesting restrictions and/or exercise and the restrictions described below.

Lock Up

In addition to the transfer restrictions described in “Description of Capital Stock—Common Stock—Transfer Restrictions,” we, our executive officers and directors, the estate of Lehman Brothers Holdings Inc. and all of our strategic investors who hold shares of our Class A common stock (other than Class A common stock sold in this offering), our Non-Voting Class A common stock, our Class B common stock and our Non-Voting Class B common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; file any registration statement with the SEC relating to the offering of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock for a period of 180 days after the date of this prospectus, subject to extension under limited circumstances, without the prior written consent of the representatives of the underwriters. See “Underwriters.”

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Wedbush Securities Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
Sandler O’Neill & Partners, L.P.
Rosenblatt Securities Inc.
Nomura Securities International, Inc.

Total:	6,296,829

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

One of our selling stockholders, Lehman Brothers Holdings Inc., has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 944,524 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 944,524 shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us are approximately $3,492,167.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

Our Class A common stock has been approved for listing on BZX under the symbol “BATS.”

We, our executive officers and directors, the estate of Lehman Brothers Holdings Inc. and all of our strategic investors have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the SEC relating to the offering of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock,

whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares of Class A common stock to the underwriters pursuant to the underwriting agreement;

•

transactions by any person other than us relating to shares of our Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares, except if a public filing or announcement is required or made in connection with such transaction;

•

the issuance of shares of Class A common stock, the grant of options to purchase shares of Class A common stock or the grant of other equity awards under our employee stock purchase plan and our equity incentive plans in existence prior to the date of this prospectus and described herein, including the LTIP, provided such awards shall not become exercisable during the restricted period;

•	the transactions contemplated in this prospectus under “Reclassification and Reverse Stock Split;”

•

the issuance by us of shares of our Class A common stock or Class B common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the closing date specified in the underwriting agreement of which the underwriters have been advised in writing or which is otherwise described in this prospectus;

•

the issuance by us of shares of our Class A common stock, or securities convertible into our Class A common stock, not to exceed 10% of the aggregate number of shares of our common stock outstanding upon completion of this offering in connection with mergers or acquisition transactions, joint ventures or other strategic corporate transactions, provided that the recipient of such shares or securities agrees to be bound by such restrictions;

•

transfers of shares of our Class A common stock, or securities convertible into our Class A common stock, by any person other than us as a bona fide gift or by will or intestacy, provided that the donee agrees to be bound by such restrictions and that no public filing or announcement is required or made in connection with such transaction;

•

transfers of shares of our Class A common stock, or securities convertible into our Class A common stock, by any person other than us to any trust for the direct or indirect benefit of such person or the immediate family of such person, provided that the trustee of such trust agrees to be bound by such restrictions and that no public filing or announcement is required or made in connection with such transaction;

•

distributions by any person other than us of shares of our Class A common stock, or securities convertible into our Class A common stock, to limited partners, stockholders, members or beneficiaries of such person, provided that each distributee agrees to be bound by such restrictions and that no public filing or announcement is required or made in connection with such transaction;

•	transfers back to the original holder by any person other than us required by our amended and restated certificate of incorporation;

•

the exercise of a stock option by any person other than us to purchase shares of our Class A common stock, or any securities convertible into or exercisable or exchangeable for our Class A common Stock, or other similar awards granted on or prior to the date of this prospectus or granted pursuant to our equity incentive plans described in this prospectus;

•

transfers by any person other than us or our directors and officers of shares of our Class A common stock, or securities convertible into our Class A common stock, to us, or pursuant to sales upon the exercise of options to purchase our Class A common stock, or the vesting, delivery or settlement of restricted shares of our Class A common stock, restricted stock units or other awards to provide for any withholding taxes on the exercise, vesting, delivery or settlement thereof or to pay the exercise price thereofor;

•

transfers by our directors and officers of shares of our Class A common stock to us upon the exercise of options to purchase an aggregate of 695,500 of our Class A common stock to provide for any withholding taxes on the exercise thereof or to pay the exercise price therefor, provided that such transfer occurs on (i) the date of this prospectus and (ii) at the initial public offering price per share of Class A common stock in this offering;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our Class A common stock, provided that no public filing or announcement is required in connection with such establishment and provided further that no sales of any shares of Class A common stock occur during the restricted period described herein.

The restricted period described herein will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Conflicts of Interest

Morgan Stanley & Co. LLC, one of the underwriters, is an affiliate of one of our strategic investors, Strategic Investments I, Inc. Since such strategic investor beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Raymond James & Associates, Inc. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus.

Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (i.e., to maximize the value of their investment) and their respective interests as underwriters (i.e., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that are seeking to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions.

Certain of our directors are employees of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Wedbush Securities Inc. or Nomura Securities International, Inc., underwriters of this offering, or their affiliates. In addition, certain underwriters and their affiliates are our customers. The underwriters have also performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors or certain customers of ours through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for directors who have entered into lock-up agreements as contemplated above, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For directors purchasing shares through the directed share program, the lock-up agreements contemplated above shall govern with respect to their purchases. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of our Class A common stock may not be made to the public in that Member State, except that, with effect from and including such date, an offer of our Class A common stock may be made to the public in that Member State:

(a)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our Class A common stock to the public” in relation to any shares of our Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares of Class A common stock are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and by Skadden, Arps, Slate, Meagher  & Flom LLP, New York, New York, for the underwriters.

EXPERTS

The consolidated financial statements of BATS Global Markets, Inc. as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been included herein and elsewhere in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Chi-X Europe Limited as of December 31, 2010 and 2009 and January 1, 2009 and for each of the two years in the period ended December 31, 2010 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of BATS Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain a website at www. batsglobalmarkets.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

APPENDIX

GLOSSARY

In this prospectus, unless otherwise specified or if the context so requires:

“ADNV” refers to average daily notional value.

“ADV” refers to average daily volume.

“ASC” refers to Accounting Standards Codification.

“ATS” refers to alternative trading system. ATSs are SEC-approved trading venues that are exempted from registering as a national securities exchange.

“BATS Chi-X Europe” refers to our MTFs in Europe operated by BATS Trading Limited and Chi-X Europe, which are authorized and regulated by the FSA.

“BATS Europe” refers to one of our MTFs in Europe operated by BATS Trading Limited.

“BATS Trading” refers to BATS Trading, Inc., our registered broker-dealer subsidiary.

“BYX” refers to BATS Y-Exchange, Inc., a national securities exchange.

“BZX” refers to BATS Exchange, Inc., a national securities exchange.

“Chi-X Europe” refers to Chi-X Europe Limited, an operator of one of our MTFs in Europe.

“co-location services” refers to the practice of allowing customers to place their computer servers in close physical proximity to a trading venue’s servers to minimize latency.

“customers” refer to the members of our national securities exchanges, the sponsored access users of our national securities exchanges, our market data vendors and the participants in our European markets, collectively.

“dark pools” refer to ATSs that do not publicly display quotations.

“derivatives” refer to financial contracts whose value is derived from some other underlying asset or reference value, which may include individual stocks, stock indices, debt instruments, interest rates, currencies, commodities and various benchmarks related to trading and investment strategies.

“DGCL” refers to the General Corporation Law of the State of Delaware.

“ECN” or “electronic communication network” refers to any electronic system that widely disseminates to third parties orders entered into it by a national securities exchange market maker or over-the-counter market maker and permits such orders to be executed in whole or in part.

“ETF” refers to exchange-traded fund.

“EMCF” refers to the European Multilateral Clearing Facility N.V. The EMCF is a clearing house for equity trades executed on exchanges or MTFs throughout Europe.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“FASB” refers to the Financial Accounting Standards Board.

“FINRA” refers to the Financial Industry Regulatory Authority.

“FINRA Trade Reporting Facilities” refers to the automated trade reporting and reconciliation services which provide all FINRA members a way to report price and volume of off-exchange trades in NYSE, NYSE-Arca, NASDAQ and NYSE-Amex-listed securities.

“FSA” refers to the Financial Services Authority. Financial services businesses in the United Kingdom are regulated by the FSA, which is an independent non-governmental body, given statutory powers by the Financial Services and Markets Act 2000.

“high frequency trading” refers generally to trading by professional traders acting in a proprietary capacity that engage in strategies that generate a large number of trades on a daily basis. These traders could be organized in a variety of ways, including as a proprietary trading firm (which may or may not be a registered broker-dealer and member of FINRA), as the proprietary trading desk of a multi-service broker-dealer or as a hedge fund. Other characteristics often attributed to such firms engaged in high frequency trading are: (1) the use of extraordinarily high-speed and sophisticated computer programs for generating, routing, and executing orders; (2) use of co-location services and individual data feeds offered by exchanges and others to minimize network and other types of latencies; (3) very short time-frames for establishing and liquidating positions; (4) the submission of numerous orders that are cancelled shortly after submission; and (5) ending the trading day in as close to a flat position as possible (that is, not carrying significant, unhedged positions over-night).

“inverted pricing special” refers to a disruptive pricing strategy designed to attract market share whereby, for a temporary period, a market center will charge one side of a trade a fee that is less than the rebate that it pays to the other side of the trade.

“last sale data feed” refers to a real-time intraday feed that disseminates matched trade price, volume and execution time on our book, but excludes quotations.

“latency” refers to the time it takes to accept, process and acknowledge or deliver an order.

“liquidity maker” refers to a customer posting an order on an order book.

“liquidity taker” refers to a customer executing against an order resting on an order book.

“lit” trading refers to trading on a securities exchange, ATS or MTF that publicly displays quotations.

“maker-taker” pricing refers to a pricing model whereby a liquidity maker is paid a rebate in connection with an execution on our book, and a liquidity taker is charged a fee in connection with an execution against an order on our book.

“market share,” “share of the market” or “share of trading” with respect to :

(i)	the U.S. equity market or specific securities in such market, such as NASDAQ- or NYSE-listed securities, during any period, means the number of shares of such U.S. listed cash equity securities and exchange-traded products that were matched on BZX and BYX during such period divided by the total number of shares of such U.S. listed cash equity securities and exchange-traded products that all national securities exchanges and the FINRA Trade Reporting Facilities reported as having been matched during such period;

(ii)	the U.S. equity options market during any period, means the number of U.S. listed equity option contracts that were matched on BZX during such period divided by the total number of U.S. listed equity option contracts that all national securities exchanges reported as having been matched during such period; and

(iii)	European trading in the securities traded on BATS Europe or Chi-X Europe for any period, means the total notional value of shares of European listed cash equity securities and exchange-traded products that were matched on BATS Europe or Chi-X Europe, respectively, during such period divided by the total notional value of all trades in the securities and exchange-traded products available for trading on BATS Europe or Chi-X Europe, respectively, during both continuous trading or an auction phase that the major European national securities exchanges and major MTFs reported as having been matched during such period. The total notional value of all such trades does not include the notional value of over-the-counter trades. The total notional value of all trades in the securities and exchange-traded products available for trading on BATS Europe or Chi-X Europe in the denominator of the calculation above will be affected to the extent that additional securities and exchange-traded products are made available for trading on BATS Europe or Chi-X Europe, respectively, during such period or by our inclusion of market data from additional European national securities exchanges or MTFs. Due to the lack of a consolidated European reporting tape, our share of European trading is based on public data provided by third-party sources and represents our best estimate of our market share.

“member” refers to a member of BZX or BYX.

“MiFID” refers to the Market in Financial Instruments Directive.
“MTF” refers to multilateral trading facility, an electronic venue authorized by the FSA to offer trading in cash equity securities throughout Europe.

“NBBO” refers to the national best bid or best offer.

“NBBO setter” pricing refers to a pricing model by which customers set the NBBO for listed equity options, listed cash equity securities and exchange-traded products, such as ETFs. NBBO setter pricing provides customers who execute a specified minimum volume with higher liquidity rebates for orders posted on our market that improve the then current NBBO. This in turn provides better execution prices for other customers.

“NSCC” refers to the National Securities Clearing Corporation. The NSCC provides centralized clearing, information and settlement services to the financial industry.

“net capture” refers to transaction fees less liquidity payments and routing and clearing costs.

“net capture per matched notional value” refers to transaction fees less liquidity payments on shares matched on BATS Chi-X Europe as a percentage of the value of shares matched on BATS Chi-X Europe.

“net capture per one hundred touched shares” refers to transaction fees less liquidity payments and routing and clearing costs divided by every one hundred touched shares on BZX and BYX.

“net capture per touched contract” refers to transaction fees less liquidity payments and routing and clearing costs divided by touched contracts.

“OCC” refers to The Options Clearing Corporation. The OCC is an equity derivatives clearing organization, providing centralized clearing, information and settlements services to the financial industry.

“OTC derivatives” refer to over-the-counter derivatives.

“OPRA” refers to the Options Price Reporting Authority, LLC. OPRA is the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the United States. OPRA disseminates certain core trading information, such as last sale reports and quotations.

“options” refer to contracts giving the buyer the right, but not the obligation, to buy or sell a specified quantity of an underlying security or index at a specific price for a specific period of time.

“order messages” refer to order, acceptance, execution, modification and cancellation messages.

“participant” refers to a participant of BATS Europe or Chi-X Europe, as the context requires.

“price/time priority” refers to the sequence in which orders resting on an order book are executed and, in general, means that the best priced orders are executed first in the temporal order in which they arrived on the book.

“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Securities Act” refers to the Securities Act of 1933, as amended.

“smart-order routing” refers to a product offered by us and others that enables the onward routing of unfilled orders to other market centers using a variety of pre-designed algorithmic strategies that are designed to obtain the best prices available on an order-by-order basis.

“sponsored access” refers to the practice of allowing customers who are not members or participants of a market to send orders directly to the market by using the name and connectivity of a sponsoring member or participant. The sponsoring member or participant is responsible for all orders entered on or through the market by a sponsored access client.

“SRO” refers to a self-regulatory organization, as defined in the Exchange Act.

“taker-maker” pricing refers to a pricing model whereby a liquidity maker is charged a fee in connection with an execution on an order book, and a liquidity taker is paid a rebate in connection with an execution against an order on an order book.

“touched contracts” refers to the sum of all option contracts matched or routed on BZX.

“touched shares” refers to the sum of all shares matched or routed on BZX or BYX.

“undisplayed trading interest” refers to orders that are accepted on an order book and are available for execution but that are “hidden” and thus not displayed to others.

“U.S. GAAP” refers to generally accepted accounting principles in the United States.

“VIX volatility index” represents the CBOE Volatility Index®, a measure of market expectations of near-term volatility conveyed by S&P 500 stock index options prices.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BATS Global Markets, Inc. and Subsidiaries

Chi-X Europe Limited

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

BATS Global Markets, Inc.:

We have audited the accompanying consolidated statements of financial condition of BATS Global Markets, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BATS Global Markets, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/     KPMG LLP

Kansas City, Missouri

February 22, 2012, except as to

Note 21(b), as to which the date is March 1, 2012

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	As of December 31,
	2011	2010	Pro Forma 2011 (Note 21a)
			(unaudited)
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$99,359	$150,030
Short-term investments	3,086	—
Financial investments:
Trading investments, at fair value	31,033	9,999
Available-for-sale investments, at fair value	120,700	17,296
Accounts receivable, net, including $12,689 and $11,805 from related parties at December 31, 2011 and 2010, respectively	55,593	51,531
Income taxes receivable	728	4,624
Other receivables	2,233	235
Prepaid expenses	1,734	2,017

Total current assets	314,466	235,732
Property and equipment, net	19,581	12,785
Goodwill	185,549	—
Acquired intangible assets, net	61,336	—
Deferred income taxes	12,155	6,462
Note receivable	1,000	1,000
Other assets	816	529

Total assets	$594,903	$256,508

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses, including $9,505 and $6,386 to related parties at December 31, 2011 and 2010, respectively	$39,153	$22,812
Section 31 fees payable	55,126	33,727
Contingent consideration liability	52,600	—
Deferred income taxes	218	293
Dividend payable	—	—	100,000

Total current liabilities	147,097	56,832	247,097
Other liabilities	1,238	1,016
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value. 24,500,000 voting and 500,000 non-voting shares authorized; 22,435,186 voting and 189,500 non-voting shares issued and 22,190,242 voting and 189,500 non-voting shares outstanding at December 31, 2011; and 17,914,333 voting shares issued and 17,836,213 voting shares outstanding at December 31, 2010	226	179
Common stock in treasury, at cost, 244,944 and 78,120 voting shares at December 31, 2011 and 2010, respectively	(11,562)	(3,505)
Additional paid-in capital	409,599	175,752	361,530
Retained earnings	51,931	28,383	—
Accumulated other comprehensive loss, net	(3,626)	(2,149)

Total stockholders’ equity	446,568	198,660	346,568

Total liabilities and stockholders’ equity	$594,903	$256,508

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Year ended December 31,
	2011	2010	2009
	(in thousands, except share and per share data)
Revenues:
Transaction fees, including $207,753, $210,087 and $207,469 from related parties for the years ended December 31, 2011, 2010 and 2009, respectively	$695,357	$668,300	$730,138
Market data fees	55,429	46,000	50,677
Regulatory transaction fees, including $64,360, $54,483 and $62,758 from related parties for the years ended December 31, 2011, 2010 and 2009, respectively	156,480	111,051	124,946
Other	19,363	9,488	2,390

Total revenues	926,629	834,839	908,151
Cost of revenues:
Liquidity payments, including $223,489, $281,682 and $428,551 to related parties for the years ended December 31, 2011, 2010 and 2009, respectively	566,103	541,682	618,209
Routing and clearing, including $26,828, $25,505 and $17,115 to related parties for the years ended December 31, 2011, 2010 and 2009, respectively	75,985	82,182	86,073
Section 31 fees	156,480	111,051	124,946
Other	77	710	18

Total cost of revenues	798,645	735,625	829,246

Revenues less cost of revenues	127,984	99,214	78,905
Operating expenses:
Compensation and benefits	42,947	30,621	25,063
Depreciation and amortization	8,393	6,537	4,806
Systems and data communication	10,053	10,857	7,823
Occupancy	1,506	1,404	1,445
Professional and contract services	10,290	3,129	1,315
Regulatory costs	5,477	4,527	2,773
Changes in fair value of contingent consideration liability	300	—	—
General and administrative	10,733	7,297	5,405

Total operating expenses	89,699	64,372	48,630

Operating income	38,285	34,842	30,275
Interest and investment income	174	276	508
Other expense	(116)	(117)	(265)

Income before income tax provision	38,343	35,001	30,518

Income tax provision	14,795	15,162	5,993

Net income	$23,548	$19,839	$24,525

Basic earnings per share	$1.29	$1.11	$1.38
Diluted earnings per share	$1.26	$1.08	$1.35
Basic weighted average shares outstanding	18,229,825	17,814,233	17,741,333
Diluted weighted average shares outstanding	18,745,279	18,303,412	18,175,746

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Common stock		Common stock in treasury	Additional paid-in capital	Retained (deficit) earnings	Accumulated other comprehensive loss	Total stockholders’ equity
	Shares	Amount
	(in thousands, except share data)
Balance at December 31, 2008	17,741,333	$177	$—	$162,621	$(15,982)	$(2,451)	$144,365
Issuance of common stock for exercise of stock options	83,500	1	—	362	—	—	363
Purchase of treasury stock	—	—	(1,680)	—	—	—	(1,680)
Stock-based compensation	—	—	—	3,364	—	—	3,364
Excess tax benefits from stock option exercises	—	—	—	1,519	—	—	1,519
Comprehensive income:
Foreign currency translation adjustment, net of income taxes of $226	—	—	—	—	—	329	329
Net income	—	—	—	—	24,525	—	24,525
Total comprehensive income							24,854

Balance at December 31, 2009	17,824,833	178	(1,680)	167,866	8,543	(2,122)	172,785
Issuance of common stock for exercise of stock options	89,500	1	—	497	—	—	498
Purchase of treasury stock	—	—	(1,825)	—	—	—	(1,825)
Stock-based compensation	—	—	—	6,059	—	—	6,059
Excess tax benefits from stock option exercises	—	—	—	1,330	—	—	1,330
Comprehensive income:
Foreign currency translation adjustment, net of income taxes of $171	—	—	—	—	—	(27)	(27)
Net income	—	—	—	—	19,840	—	19,840
Total comprehensive income							19,813

Balance at December 31, 2010	17,914,333	179	(3,505)	175,752	28,383	(2,149)	198,660
Issuance of common stock for exercise	343,000	3	—	5,700	—	—	5,703
Purchase of treasury stock	—	—	(8,057)	—	—	—	(8,057)
Stock-based compensation	—	—	—	5,313	—	—	5,313
Excess tax benefits from stock option exercises	—	—	—	3,287	—	—	3,287
Acquisition of Chi - X Europe, Limited	4,367,353	44	—	219,547	—	—	219,591
Comprehensive income:
Foreign currency translation adjustment, net of income taxes of $805	—	—	—	—	—	(1,271)	(1,271)
Unrealized loss on available-for-sale investments	—	—	—	—	—	(206)	(206)
Net income	—	—	—	—	23,548	—	23,548
Total comprehensive income							22,071

Balance at December 31, 2011	22,624,686	$226	$(11,562)	$409,599	$51,931	$(3,626)	$446,568

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,
	2011	2010	2009
	(in thousands)
Cash flows from operating activities:
Net income	$23,548	$19,839	$24,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,393	6,537	4,806
Change in fair value of contingent consideration	300	—	—
Provision for uncollectable accounts receivable	373	94	79
Deferred income taxes	(5,768)	(2,958)	(3,211)
Stock-based compensation expense	5,313	6,059	3,364
Unrealized gain on investments owned	—	(41)	(21)
(Gain) loss on disposal of property and equipment	(32)	1	160
Changes in assets and liabilities:
Receivables, including $884, $3,198 and $(5,313) from related parties for the years ended December, 31, 2011, 2010 and 2009, respectively	7,313	439	7,942
Trading financial investments, net	(21,034)	15,000	(4,933)
Prepaid and other assets	922	999	(2,343)
Accounts payable and accrued expenses, including $3,119, $3,586 and $634 to related parties for the years ended December 31, 2011, 2010 and 2009, respectively	7,770	6,213	3,491
Section 31 fees payable	21,399	(15,065)	42,718
Other liabilities	(308)	(15)	(200)

Net cash provided by operating activities	48,189	37,102	76,377
Cash flows from investing activities:
Acquisition, net of cash acquired	13,402	—	—
Purchases of available-for-sale financial investments	(308,106)	(102,268)	(82,266)
Proceeds from maturities of available-for-sale financial investments	204,400	115,000	52,300
Issuance of note receivable	—	(1,000)	—
Proceeds from disposal of property and equipment	78	—	2
Purchases of property and equipment	(9,553)	(6,361)	(5,742)

Net cash (used in) provided by investing activities	(99,779)	5,371	(35,706)
Cash flows from financing activities:
Proceeds from the exercise of stock options	1,234	107	—
Excess tax benefits from stock option exercises	3,287	1,330	1,519
Purchases of treasury stock	(3,588)	(1,825)	(1,317)

Net cash provided by (used in) financing activities	933	(388)	202
Effect of foreign currency exchange rate changes on cash	(14)	210	135

(Decrease) increase in cash and cash equivalents	(50,671)	42,295	41,008
Cash and cash equivalents:
Beginning of year	150,030	107,735	66,727

End of year	$99,359	$150,030	$107,735

Supplemental disclosure of cash paid:
Cash paid for taxes	$10,859	$22,150	$7,070
Supplemental disclosure of noncash transactions:
Forfeiture of common stock for payment of exercise of stock options	4,469	392	362
Supplemental disclosure of noncash investing activites:
Short-term investments acquired	$3,111	$—	$—
Property and equipment acquired	5,212	—	—
Goodwill acquired	187,130	—	—
Intangible assets acquired	62,300	—	—
Fair value of contingent liability at acquisition date	52,300	—	—
Liabilities assumed	9,386	—	—
Issuance of common stock related to acquisition	219,591	—	—

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Nature of Operations

BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe and listed equity options in the U.S. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York and London, United Kingdom (U.K.).

In the United States, the Company operates two national securities exchanges, BATS Exchange, Inc. (BZX) and BATS Y-Exchange, Inc. (BYX). Both trade listed cash equity securities and exchange-traded products, such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options. The Company also operates a broker-dealer, BATS Trading, Inc. (Trading) that provides routed transaction services for listed cash equities and option contracts. In Europe, the Company’s multilateral trading facilities (MTFs), BATS Trading Limited (BTL) and Chi-X Europe Limited (Chi-X Europe), offer trading in listed cash equity securities from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. BTL and Chi-X Europe combined are referred to as BATS Chi-X Europe.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b)	Basis of Presentation

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of BATS Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Results from operations related to Chi-X Europe are reflected from the effective date of the acquisition. See note 4 for additional information.

(c)	Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the fair value of the contingent consideration, the receivable for market data fees, the expected volatility used in determining the grant-date fair value of stock-based compensation, income tax provision and the valuation allowance for deferred tax assets.

(d)	Cash and Cash Equivalents

The Company’s cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company’s management regularly monitors these institutions and believes that the potential for future loss is minimal. The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Short-term Investments

The Company’s short-term investments consist of certificates of deposits with an original maturity date greater than three months from acquisition date, and therefore are not considered cash and cash equivalents.

(f)	Financial Investments

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiary that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiary. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive loss in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment income in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectibility of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(g)	Accounts Receivable, Net

Accounts receivable are carried at cost. Interest is recorded on receivables once they exceed 60 days past due. On a periodic basis, management evaluates the Company’s receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer’s inability to meet its financial obligations is known (e. g. bankruptcy filings), the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 8 for allowance for doubtful account activity.

(h)	Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC 350, Intangibles – Goodwill and Other. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(i)	Goodwill and Acquired Intangible Assets, Net

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangibles assets of a business acquired. Goodwill is allocated to the Company’s reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2011 and determined that no impairment existed.

Acquired intangible assets, net, primarily include trademarks and trade names, customer relationships, strategic alliance agreements, and licenses and registrations. Acquired intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the acquired intangible assets as follows:

Acquired intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required acquired intangible assets impairment tests and the tests did not result in an impairment charge.

Assets	Useful Life
Customer relationships	20 years
Strategic alliance agreement	4.25 years
Trademarks/trade names	1 year

(j)	Foreign Currency

The financial statements of foreign subsidiaries where the functional currency is not U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive loss. Foreign currency gains and losses are recorded as other income (expense) in the consolidated statements of income.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(l)	Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company’s “maker-taker” pricing model on BZX and the Company’s MTFs, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company’s book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of “taker” fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees are considered earned upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company’s “taker-maker” pricing model on BYX, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees are considered earned upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), the Consolidated Quotation System Plan (CQS) and the Options Price Reporting Authority, LLC (OPRA). Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants according to their share of tape fees based on a formula required by SEC Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA, CQS and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end.

Regulatory Transaction and Section 31 Fees

BZX and BYX, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by BZX and BYX. BZX and BYX, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX and BYX collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues, respectively, as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Concentrations of Revenue and Liquidity Payments

For the year ended December 31, 2009, approximately 14% of the Company’s transaction fees were generated by one member, all of which is recorded in the U.S. Equities segment as further described in note 12. No other members accounted for more than 10% of the Company’s transaction fees during the years ended December 31, 2011, 2010 and 2009. For the years ended December 31, 2011, 2010 and 2009, approximately 13%, 31% and 51%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company’s liquidity payments during the years ended December 31, 2011, 2010 and 2009.

No member is contractually or otherwise obligated to continue to use the Company’s services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

(m)	Earnings Per Share

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(n)	Stock-Based Compensation

The Company grants stock-based compensation to its employees. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The Company estimates the grant-date fair value of stock-based compensation using the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of options are determined as follows:

•

Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

•

Expected volatility of award grants made under the Company’s plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are less than the expected term;

•	Expected dividend rate is determined based on expected dividends to be declared;

•	Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

•	Forfeitures are based on the history of cancellations of awards granted and management’s analysis of potential forfeitures.

(o)	Business Combinations

The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at “full fair value” at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(p)	Restructuring Costs

The Company accounts for restructuring costs incurred with the integration of Chi-X Europe and BTL in accordance with ASC Topic 420, Exit or Disposal Costs Obligations. This guidance requires that a liability for a cost associated with an exit activity be recognized and measured initially at fair value only when the liability is incurred.

(q)	Initial Public Offering (IPO) Costs

The Company recognizes direct costs associated with its anticipated IPO as they are incurred. These costs represent legal, accounting and other direct costs related to the Company’s efforts to raise capital through an IPO and are recognized in professional and contract services in the statements of income. Such costs totaled $2.3 million and $1.2 million for the years ended December 31, 2011 and 2010, respectively. Discounts and commissions charged and retained by underwriters upon the successful completion of an offering are recorded as a reduction of any IPO proceeds as such costs represent the underwriter’s profit from selling the shares in the market and do not represent direct costs of the Company.

(3)	Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. These requirements are effective for interim and annual periods beginning after December 15, 2011. The Company does not expect this update to materially affect the consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220). This update changes the presentation requirements for comprehensive income. It requires that other comprehensive income be presented as part of the statement of income, or as a separate statement disclosing net income. It eliminates the option to include comprehensive income in the statement of stockholders’ equity. It also requires that reclassification adjustments between net income and other comprehensive income be presented on the face of the financial statements. These requirements are effective for interim and annual periods beginning after December 15, 2011. While the adoption will impact where the Company discloses the components of other comprehensive income in the consolidated financial statements, the Company does not expect the adoption to have a material impact on the consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other (Topic 350) that amends guidance in ASC 350-20 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. If entities determine that the carrying amount is more likely than not less than the fair value of the reporting unit, then further testing would not be performed. This update is optional to adopt for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. Since the qualitative assessment is optional, the Company will not perform the assessment, and will continue to perform step 1 of the goodwill impairment test.

(4)	Chi-X Europe Acquisition

On November 30, 2011 (the Acquisition Date) the Company acquired 100% of the outstanding common shares of Chi-X Europe. The results of Chi-X Europe’s operations have been included in the consolidated financial statements since the Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $304.1 million, which consisted of the following (in thousands):

Fair value of consideration transferred:
Cash	$32,256
Fair value of share outlay	219,591
Contigent consideration	52,300

Total purchase price	$304,147

The Company issued 4,367,353 shares of common stock valued at $50.28 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry. In addition, a contingent cash payment of $30 million or $65 million may be due in the fourth quarter 2012. The fair value of the contingent consideration at the Acquisition Date was $52.3 million and changes in the fair value are recorded in operating expenses in the statements of income. This value was estimated using a probability-weighted discounted cash flow method and represents a Level 3 measurement as defined in ASC Topic 820 and is included in contingent consideration liability in the consolidated statements of financial position. The key assumptions used in this methodology are a discount rate of 4.6% and a probability assignment to each of nine market share scenarios. See note 19 for further information.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in thousands):

Cash and cash equivalants	$45,658
Other current assets	12,952
Property and equipment	5,212
Identifiable intangible assets	62,300
Goodwill	187,130
Other assets	281
Liabilities	(9,386)

$304,147

Of the intangible assets recognized, $10.8 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful Life	Balance at Acquisition Date (in thousands)
Customer relationships	20 years	$45,100
Strategic alliance agreement	4.25 years	5,800
Trademarks/trade names	1 year	600

The goodwill acquired was assigned to the European Equities segment, as further described in note 12. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BTL and Chi-X Europe. Approximately $140 million of our goodwill is expected to be deductible for tax purposes.

The fair value of accounts receivable acquired is $3.0 million. The gross amount of accounts receivable is $3.1 million, of which $0.1 million is expected to be uncollectable.

The Company recognized $11.4 million of acquisition-related costs expensed during 2011. These costs are included in compensation and benefits and professional and contract services in the consolidated statements of income.

The amounts of revenue and operating loss of Chi-X Europe included in the Company’s consolidated statements of income from the acquisition date to the period ending December 31, 2011 are as follows (in thousands):

For the period December 1, 2011 through December 31, 2011
Revenue	$5,021
Operating loss	(7,009)

The following unaudited pro forma financial information presents the combined results of the Company and Chi-X Europe had the acquisition date been January 1, 2010 or January 1, 2011 (in thousands):

	For the fiscal year ended
	December 31, 2011	December 31, 2010
	(unaudited)	(unaudited)
Revenue	$999,490	$899,928
Operating income	40,897	29,153
Net income	24,295	17,331

Earnings per share:
Basic	$1.09	$0.78
Diluted	$1.07	$0.76

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The supplemental 2011 pro forma amounts have been calculated after applying the Company’s accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2010. The supplemental 2011 pro forma financial information includes pro forma adjustments of $18.8 million for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(5)	Restructuring

Prior to the Acquisition Date, Chi-X Europe entered into retention agreements with its employees to be paid in the first quarter 2012. Subsequent to the acquisition of Chi-X Europe, the Company determined that certain Chi-X Europe employees’ positions were redundant. As such, the Company communicated one-time employee termination benefits to these Chi-X Europe employees which included maintaining the terms of the retention agreement. Certain employees were terminated in 2011, while others have a termination date in the second quarter of 2012.

The following is a summary of the employee termination benefits recognized within compensation and benefits in the consolidated statement of income (in thousands):

European Equities
Balance at December 31, 2010	$—
Termination benefits	4,630

Balance at December 31, 2011	$4,630

(6)	Financial Investments

The Company’s financial investments with original maturities longer than three months, but that mature in less than one year from the balance sheet date are classified as current assets and are summarized as follows:

	December 31, 2011
	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis
Avaliable-for-sale:
U.S. Treasury securities	$120,906	$—	$(206)	$120,700

Total financial investments	$120,906	$—	$(206)	$120,700

	December 31, 2010
	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis
Avaliable-for-sale:
U.S. Treasury securities	$17,296	$—	$—	$17,296

Total financial investments	$17,296	$—	$—	$17,296

(7)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

The following table presents the Company’s fair value hierarchy for those assets (liabilities) measured at fair value on a recurring basis as of December 31, 2011 and 2010 (in thousands):

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets
Trading financial investments:
U.S. Treasury securities	$31,033	$31,033	$—	$—
Available-for-sale financial investments:
U.S. Treasury securities	120,700	120,700	—	—

Total assets	$151,733	$151,733	$—	$—

Liabilities
Contingent consideration	$(52,600)	$—	$—	$(52,600)

	As of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
Trading financial investments:
U.S. Treasury securities	$9,999	$9,999	$—	$—
Available-for-sale financial investments:
U.S. Treasury securities	17,296	17,296	—	—

Total assets	$27,295	$27,295	$—	$—

As of December 31, 2011, the Company had $52.6 million in liabilities that consisted of the contingent consideration recorded in conjunction with the acquisition of Chi-X Europe which are classified as Level 3 fair value measurements. This value was estimated using a probability-weighted discounted cash flow

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

method. The key assumptions used were a discount rate of 4.6% and a probability assignment to each of nine market share scenarios. See note 4 for additional information. The contingent consideration was recorded as of the acquisition date and will be evaluated at each reporting period for changes in fair value.

The following is a reconciliation of the beginning and ending balance of the contingent consideration for Chi-X Europe (in thousands):

Balance at Acquisition Date	$52,300
Change in fair value	300

Balance at December 31, 2011	$52,600

(8)	Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Balance at beginning of period	$206	$252	$173
Additions:
Charges to income	373	94	109
Deductions:
Recoveries of amounts previously written-off	(2)	—	(30)
Charges for which reserves were provided	(225)	(140)	—

Balance at end of period	$352	$206	$252

(9)	Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Computer equipment and software	$31,987	$24,067
Office furniture and fixtures	1,038	950
Leasehold improvements	4,261	3,054

Total property and equipment	37,286	28,071
Less accumulated depreciation	(17,705)	(15,286)

Property and equipment, net	$19,581	$12,785

Depreciation expense was $8.0 million, $6.5 million and $4.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Goodwill and Acquired Intangible Assets, Net

The following table presents the details of the goodwill and acquired intangible assets as of December 31, 2011, all of which is recorded in the European Equities segment, as further described in note 12 (in thousands):

	Intangible Assets	Goodwill
Balance at December 31, 2010	$—	$—
Increases (decreases):
Acquisition of Chi-X Europe	62,300	187,130
Amortization	(442)	—
Changes in foreign currency exchange rates	(522)	(1,581)

Balance as of December 31, 2011	$61,336	$185,549

For the year ended December 31, 2011, amortization expense was $0.4 million. The estimated future amortization expense is $6.6 million for 2012, $6.0 million for 2013 and 2014, $8.4 million for 2015 and $6.1 million for 2016.

(11)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Accounts payable	$14,141	$12,896
Deferred rent	167	80
Accrued expenses	24,845	9,836

Accounts payable and accrued expenses	$39,153	$22,812

(12)	Segment Reporting

The Company operates under three reportable segments: U.S. Equities, European Equities and U.S. Options. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, including primarily costs to operate as a public company, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

•

The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX and BYX. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading.

•

The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the MTFs, BTL and Chi-X Europe. The Company acquired Chi-X Europe on November 30, 2011. See note 4 for additional information.

•

The U.S. Options segment includes the listed equity options transaction services that occur on BZX. This segment began trading listed equity options in February 2010. It also includes the listed equity options routed transaction services that occur on Trading.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Summarized financial data of the Company’s reportable segments was as follows (in thousands):

	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
2011:
Revenues	$840,801	$28,389	$57,439	$—	$926,629
Revenues less cost of revenues	115,352	10,656	1,976	—	127,984
Depreciation and amortization	4,729	2,792	872	—	8,393
Operating income (loss)	69,720	(24,448)	(4,409)	(2,578)	38,285
Total assets	267,800	325,524	4,861	(3,282)	594,903
Goodwill	—	185,549	—	—	185,549
Acquired intangible assets, net	—	61,336	—	—	61,336
Contingent consideration liability	—	52,600	—	—	52,600
Purchases of property and equipment	2,438	6,441	674	—	9,553

2010:
Revenues	$808,266	$19,115	$7,458	$—	$834,839
Revenues less cost of revenues	91,183	6,917	1,114	—	99,214
Depreciation	4,582	1,211	744	—	6,537
Operating income (loss)	50,586	(8,295)	(6,124)	(1,325)	34,842
Total assets	250,481	9,095	3,864	(6,932)	256,508
Purchases of property and equipment	4,562	800	999	—	6,361

2009:
Revenues	$900,980	$7,171	$—	$—	$908,151
Revenues less cost of revenues	77,853	1,052	—	—	78,905
Depreciation	3,711	1,016	79	—	4,806
Operating income (loss)	44,231	(12,957)	(873)	(126)	30,275
Total assets	238,808	10,295	1,270	(11,385)	238,988
Purchases of property and equipment	3,884	509	1,349	—	5,742

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2011, 2010 and 2009 (in thousands). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2011:
United States	$898,240	$8,634
United Kingdom	28,389	257,832

Total	$926,629	$266,466

2010:
United States	$815,724	$11,117
United Kingdom	19,115	1,668

Total	$834,839	$12,785

2009:
United States	$900,980	$10,480
United Kingdom	7,171	2,144

Total	$908,151	$12,624

(13)	Employee Benefit Plan

The Company offers a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matches participating employee contributions of up to three percent of salary. All U.S. employees are eligible to participate. The Company’s contribution amounted to $0.4 million for both years ended December 31, 2011 and 2010 and $0.3 million for the year ended December 31, 2009, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company’s contribution amounted to $ 0.3 million, for the year ended December 31, 2011 and $0.2 million for the years ended December 31, 2010 and 2009, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

Chi-X Europe operates a defined contribution plan known as the Personal Pension Plan (the Plan). All employees of Chi-X Europe were eligible to participate. The cost of contributions payable by the Company with regards to the Plan for the year are expensed as incurred. In the year ended December 31, 2011, the Company contributed $0.1 million. This expense is included in compensation and benefits in the consolidated statements of income.

(14)	Related Party Transactions

Certain stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder. As of December 31, 2011 and 2010, $184.4 million and $163.2 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Regulatory Capital

As a broker-dealer registered with the SEC, Trading is subject to the SEC’s Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC’s requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading computes its net capital requirements under the basic method provided for in Rule 15c3-1, which, as of December 31, 2011 and 2010, requires Trading to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2011 and 2010, Trading had net capital of $29.3 million and $ 30.7 million, respectively, which was $28.7 million and $ 30.1 million, respectively, in excess of its required net capital of $0.6 million and $ 0.7 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 730k firm as defined by the Markets in Financial Instruments Directive of the Financial Services Authority (FSA), BTL and Chi-X Europe are subject to Capital Resources Requirement (CRR). BTL computes its CRR as the greater of the base requirement of $1.1 million and $1.0 million at December 31, 2011 and 2010, respectively, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2011 and 2010, BTL had capital in excess of its required CRR of $4.8 million and $4.2 million, respectively.

As a BIPRU 730k firm as defined by the Markets in Financial Instruments Directive of the FSA, Chi-X Europe is subject to CRR. Chi-X Europe computes its CRR as the greater of the base requirement of $4.6 million at December 31, 2011, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2011, Chi-X Europe had capital in excess of its required CRR of $47.3 million

(16)	Stock Option Plan

The Company utilizes an equity award program for offering long-term incentives to its employees. The equity incentives have been granted in the form of non-statutory stock options. The Company has two stock option plans pursuant to which stock options have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan) and the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan). Options granted under these plans generally vest over four years. Options granted under the 2008 Plan have a five-year contractual term, while options granted under the 2009 Plan have a ten-year contractual term. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company’s stock. Such shares must be previously unissued or reacquired shares. The Company recognized compensation expense of $5.3 million, $6.1 million and $3.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a detail of options to purchase shares of the Company’s stock issued and outstanding as of December 31, 2011, 2010 and 2009 for employees of the Company:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2008	1,478,250	$17.06	3.6	$11,742,500
Granted	387,000	35.12
Exercised	(83,500)	4.35		3,564,005
Forfeited	(15,000)	18.92

Outstanding, December 31, 2009	1,766,750	$21.60	4.2	$44,930,803

Exercisable at December 31, 2009	694,500	$16.67	2.6	$21,088,335

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2009	1,766,750	$21.60	4.2	$44,930,803
Granted	351,750	46.47
Exercised	(89,500)	5.56		3,366,310
Forfeited	(23,250)	34.50

Outstanding, December 31, 2010	2,005,750	$26.53	3.2	$30,093,033

Exercisable at December 31, 2010	1,007,250	$19.58	2.4	$22,108,668

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2010	2,005,750	$26.53	3.2	$30,093,033
Granted	—	—
Exercised	(343,000)	16.63		10,864,163
Forfeited	(58,250)	38.71

Outstanding, December 31, 2011	1,604,500	$28.20	3.1	$37,030,383

Exercisable at December 31, 2011	1,110,438	$23.69	2.4	$29,531,653

The Company estimated the grant date fair value of options awarded during 2010 and 2009 using the Black-Scholes valuation model with the following assumptions:

	2010	2009
Expected term (in years)	6.25	6.25
Expected volatility	57%	57% – 59%
Expected dividends	None	None
Risk-free rate	2.4% – 3.1%	2.7% – 3.1%
Weighted-average fair value at grant date	$26.54	$20.37

Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The expected volatility of award grants made under the Company’s plans is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are less than the expected term. The expected dividend rate is determined based on expected dividends to be declared and the risk free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards. Forfeitures are based on the history of actual cancellations of awards granted and management’s analysis of potential forfeitures.

A summary of the status of nonvested options as of December 31, 2011, 2010 and 2009, and the changes during the years ended December 31, 2011, 2010 and 2009, is presented below:

Nonvested shares	Shares	Weighted average grant- date fair value
December 31, 2008 – Nonvested	1,020,500	7.48
Granted	387,000	20.37
Vested	(320,250)	6.86
Forfeited	(15,000)	8.22

December 31, 2009 – Nonvested	1,072,250	12.31
Granted	351,750	26.54
Vested	(402,250)	10.28
Forfeited	(23,250)	18.39

December 31, 2010 – Nonvested	998,500	18.03
Granted	—	—
Vested	(446,188)	14.01
Forfeited	(58,250)	38.71

December 31, 2011 – Nonvested	494,062	21.16

The total unrecognized compensation expense relating to nonvested options under all plans described above as of December 31, 2011 is approximately $7.2 million, which will be recognized over a weighted average remaining period of 1.5 years.

Cash proceeds received from 82,250 and 4,250 options exercised for the years ended December 31, 2011 and 2010, respectively, was $1.2 million and $ 0.1 million, respectively. During 2011, 2010 and 2009, the Company purchased 166,824, 42,390 and 35,730 treasury shares for $8.1 million, $1.8 million and $1.7 million, respectively, as the result of 260,750, 85,250 and 83,500 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2011, 2010 and 2009 was $3.3 million, $1.3 million and $ 1.5 million, respectively.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Deferred tax assets:
Stock-based compensation	$6,182	$5,401
Goodwill and other intangibles	3,696	—
Bad debts	138	87
Other assets	1,238	828
Intangible start-up costs	300	906
Federal benefit of tax contingencies	474	—
Foreign currency translation loss	1,707	902

Total deferred tax assets	13,735	8,124
Deferred tax liabilities:
Property and equipment	1,258	1,400
Other liabilities	24	—
Prepaid expenses	516	555

Total deferred tax liabilities	1,798	1,955

Net deferred tax assets	$11,937	$6,169

The provision for income taxes charged to income from operations for the years ended December 31, 2011, 2010 and 2009 consists of the following (in thousands):

	2011	2010	2009
Current tax expense:
Federal	$18,849	$12,971	$6,136
State	909	4,977	3,294

Total current tax expense	19,758	17,948	9,430
Deferred income tax benefit:
Federal and state	(4,963)	(2,786)	3,764
Change in valuation allowance	—	—	(7,201)

Total deferred income tax benefit	(4,963)	(2,786)	(3,437)

Total income tax expense	$14,795	$15,162	$5,993

During 2011 and 2010, $0.8 million and $0.2 million, respectively, of deferred tax benefit was recorded to other comprehensive income related to unrealized foreign currency translation.

At December 31, 2011 and 2010, the Company recorded $3.3 million and $ 1.3 million, respectively, of cumulative excess tax benefits to additional paid-in capital related to the exercise of stock options.

The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as a branch and partnership, respectively, of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company has historically generated losses with respect to its U.K. operations. The Company has recorded deferred tax assets related to its U.K. operations of $16.5 million, of which $13.3 million relates to net operating losses. The Company has assessed the

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

realizability of its U.K. deferred tax assets and recorded a full valuation allowance. Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2011, 2010 and 2009 due to the following (in thousands):

	2011		2010		2009
Computed “expected” tax expense	$13,420	35.0%	$12,251	35.0%	$10,681	35.0%
Increase (decrease) in income tax resulting from:
Nondeductible expenses	903	2.4	359	1.0	41	0.1
Section 199 benefit	(1,315)	(3.4)	—	—	—	—
State income taxes	1,130	2.9	2,911	8.3	2,108	6.9
Other	657	1.7	(359)	(1.0)	364	1.2
Valuation allowance	—	—	—		(7,201)	(23.6)

Income tax expense	$14,795	38.6%	$15,162	43.3%	$5,993	19.6%

The effective tax rate for 2011 was 38.6% compared to 43.3% in 2010. The primary reasons for the reduction in the effective tax rate are due to changes to state allocations and the qualification for the Section 199 domestic production deduction for the period from 2009 through 2011.

The Company provides a valuation allowance against net deferred tax assets if, based on management’s assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company was in a cumulative loss position prior to 2009. The Company reassessed the valuation allowance during 2009 and considered both positive and negative evidence that existed. Such evidence included, but was not limited to, projected taxable income the Company estimated would be available to utilize its deferred tax assets. The reversal of the valuation allowance of $7.2 million during 2009 was the result of changes in circumstances that caused a change in judgment about the recoverability of the Company’s deferred tax assets.

A reconciliation of the valuation allowance for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Balance beginning of period	Valuation Allowance Acquired	Charged (credited) to income	Changes to accumulated other comprehensive loss	Balance end of period
December 31, 2011	$7,725	6,093	2,777	(103)	$16,492
December 31, 2010	5,727	—	2,163	(165)	7,725
December 31, 2009	9,399	—	(3,893)	221	5,727

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Year Ended December 31,
	2011	2010	2009
Balance at beginning of year	$202	$202	$901
Additions for current year tax positions	678	—	—
Additions (reductions) for prior year tax positions	1,038	—	(699)
Reductions related to expirations of statue of limitations	—	—	—
Settlements	—	—	—

Balance at end of year	$1,918	$202	$202

The unrecognized tax benefits are included in accrued expenses in the consolidated statements of financial condition. It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $0.4 million due to the filing of amended tax returns within the next twelve months.

At December 31, 2011 and 2010, the Company had $1.5 million and $0.2 million of unrecognized tax benefits, net of federal benefit, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.1 million related to uncertain tax positions at December 31, 2011. The Company’s policy is to recognize interest and penalties as a component of income tax expense.

The Company files a U.S. federal income tax return and tax returns in various states. For all tax years since inception, the Company is generally subject to income tax examinations in all jurisdictions in which it operates, including in the U.K. with respect to its U.K. operations. The Company was under Internal Revenue Service examination for tax year 2009 and the audit was completed without material adjustment.

(18)	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2011	2010	2009
Numerator:
Net income	$23,548	$19,839	$24,525
Denominator:
Weighted average common shares outstanding for basic earnings per share	18,230	17,814	17,741
Weighted average effect of dilutive securities:
Options	515	489	435

Denominator for diluted earnings per share	18,745	18,303	18,176

Basic and diluted earnings per share:
Basic earnings per share	$1.29	$1.11	$1.38
Diluted earnings per share	$1.26	$1.08	$1.35

Stock options to purchase 150,162, 129,888 and 79,996 shares at December 31, 2011, 2010 and 2009, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19)	Commitments, Contingencies and Guarantees

(a)	Contingent Consideration

Pursuant to the acquisition agreement with the selling shareholders of Chi-X Europe, a contingent cash payment of $30 million or $65 million may be due to Chi-X Europe’s shareholders in the fourth quarter of 2012 if one of the following market-share benchmarks is met in the six-month period beginning on June 1, 2012: (1) a benchmark market share of less than 22% (which would result in no contingent consideration payment) or (2) a benchmark market share (calculated as BATS Chi-X Europe’s matched market share in all of the securities included in 21 European indices plus certain additional securities set forth in the acquisition agreement) of at least 22% but less than 25% (which would result in a $30 million payment) or (3) a benchmark market share of 25% or more (which would result in a $65 million payment). The contingent consideration liability will be remeasured to fair value at each future reporting date until the amount of contingent consideration is known. Adjustments to the contingent consideration liability will be recorded in the statement of income and are expected to be material.

(b)	Operating Leases

During 2008, the Company entered into four noncancelable operating lease agreements: office space for its corporate headquarters for 5 years with two 5 year renewal options, as amended in 2009; office space for its BTL headquarters for 10 years; office space for its New York office for 5 years; and a U.S. disaster recovery space for 5 years. In connection with these leases, the Company received reimbursement for leasehold improvements of $ 1.1 million. This reimbursement is a lease incentive which has been recognized as a liability and is being amortized on a straight-line basis over the respective lease terms as a reduction in occupancy expense. The leasehold improvements are included in property and equipment, net and are being amortized over the shorter of the estimated useful life of the improvements and the respective lease terms. In addition, Chi-X Europe has office space for its London office, which expires in April, 2020, with the ability to break the lease in 2015. In connection with the Chi-X Europe lease, the Company has an asset retirement obligation as of December 31, 2011 for $0.4 million, which will be paid at the termination of the lease.

In December 2011, the Company entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and a new back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

Future annual minimum lease commitments under these operating leases as of December 31, 2011, are as follows (in thousands):

2012	$2,724
2013	2,426
2014	1,728
2015	116

Total	$6,994

Rent expense was $1.5 million, $1.4 million and $1.4 million, for the years ended December 31, 2011, 2010 and 2009, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Purchase Commitments

During 2010, the Company entered into a two-year agreement with a data and telecommunications vendor to purchase a minimum commitment of services and equipment over the term of the agreement of $ 1.6 million. As of December 31, 2011, the remaining minimum commitment was $0.3 million to be purchased through the remaining term of the agreement.

(d)	Legal Proceedings

From time to time the Company involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial condition, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claims that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. The complaint seeks declaratory and injunctive relief or, in the alternative, a compulsory ongoing licensing fee, as well as unspecified damages for past and future infringement, attorneys’ fees, costs and expenses. On April 6, 2011, the U.S. Court of Appeals for the Federal Circuit ordered a transfer of the case to the U.S. District Court for the Southern District of New York. This allegation involves alleged infringement of intellectual property, which due to its nature involves potential liability that is uncertain and difficult to quantify. The Company believes this allegation is without merit and intends to vigorously defend this litigation. At this time, the Company believes an unfavorable outcome is not probable and is unable to estimate a range of loss, if any, as the damages sought in the allegation have not been quantified or substantiated. The Company does not believe losses, if any, would have a material effect on its results of operations or financial position taken as a whole.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA). The Company recently received a written request from the SEC’s Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company’s communications with certain market participants (including certain exchange members affiliated with certain of the Company’s stockholders and directors) regarding the development, modification and use of order types; the Company’s information technology systems; and trading strategies. If the Company is found to be out of compliance with obligations under the federal securities laws, the Company could be subject to judicial or administrative proceedings that may result in substantial penalties. Any such liability or penalties could have a material adverse effect on the Company’s business. At this time, the Company believes it is too early to determine a probable outcome and is unable to estimate a range of loss, if any.

(e)	Guarantees

The Company uses Wedbush Securities and Morgan Stanley to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company’s options transactions. The Company believes that any potential requirement to for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(20)	Quarterly Data (unaudited) (in thousands)

Year ended December 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Total revenue	$209,224	$200,836	$281,951	$234,618	$926,629
Operating expenses	19,668	19,719	18,539	31,773	89,699
Operating income	4,757	5,637	19,952	7,939	38,285

Net income	$2,681	$2,850	$12,005	$6,012	$23,548

Basic and diluted earnings per share:
Basic earnings per share	$0.15	$0.16	$0.67	$0.31	$1.29
Diluted earnings per share	$0.15	$0.15	$0.65	$0.30	$1.26

Year ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Total revenue	$198,338	$259,561	$196,244	$180,696	$834,839
Operating expenses	14,995	15,114	15,780	18,483	64,372
Operating income	7,746	13,154	9,925	4,017	34,842

Net income	$4,525	$7,394	$5,629	$2,291	$19,839

Basic and diluted earnings per share:
Basic earnings per share	$0.25	$0.42	$0.32	$0.12	$1.11
Diluted earnings per share	$0.25	$0.40	$0.31	$0.12	$1.08

(21)	Subsequent Events

(a)	On February 22, 2012, the Company’s board of directors approved a cash dividend of $100 million in the aggregate to stockholders of record as of the close of business on the day immediately prior to the closing of the Company’s IPO. The dividend is conditioned upon the successful completion of the Company’s IPO, and purchasers in the Company’s IPO will not be entitled to the dividend.

The	unaudited pro forma consolidated statement of financial condition as of December 31, 2011 reflects the impact of the dividend as if the dividend was declared but not yet paid at December 31, 2011.

(b)	On February 29, 2012, the Company’s board of directors approved a reverse stock split at a ratio of 4.75-for-1 of each class of the Company’s outstanding common stock, after giving effect to the reclassification of (1) each share of Voting common stock into seven shares of Class A common stock and three shares of Class B common stock, and (2) each share of Non-Voting common stock into seven shares of Non-Voting Class A common stock and three shares of Non-Voting Class B common stock. The reclassification and reverse stock split will occur immediately prior to the completion of the Company’s IPO. At the time of reclassification, any shareholder of Voting or Non-Voting Class B common stock, respectively, that owns less than 1,044,313 shares (after giving effect to the reverse stock split) of the Company’s common stock will automatically be converted into Voting or Non-Voting Class A common stock, respectively. The consolidated financial statements do not reflect the effects of the contingent reclassification or reverse stock split.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2011 through March 1, 2012, the date the consolidated financial statements were available to be issued.

Report of Independent Auditors

The Board of Directors and Shareholders of Chi-X Europe Limited

We have audited the accompanying balance sheets of Chi-X Europe Limited as of December 31, 2010 and 2009 and January 1, 2009, and the income statements, statements of changes in equity, and cash flows for the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chi-X Europe Limited at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP

Ernst & Young LLP

London, England

August 15, 2011

CHI-X EUROPE LIMITED

INCOME STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2010

		2010	2009
	Notes	£000	£000
REVENUE	7	42,080	23,630
COST OF SALES		(26,229)	(15,270)

GROSS PROFIT		15,851	8,360
Administrative expenses		(15,262)	(14,355)

OPERATING PROFIT	9	589	(5,995)
Finance income	10	213	213
Finance expense	11	(4)	(2)

PROFIT/(LOSS) BEFORE TAX		798	(5,784)
Income tax expense	12	—	—

PROFIT/(LOSS) FOR THE YEAR		798	(5,784)

Attributable to:
Equity holders		798	(5,784)

The results above relate wholly to continuing operations.

The notes on pages F-35 to F-54 form part of these financial statements.

CHI-X EUROPE LIMITED

BALANCE SHEETS

		31 December		1 January
		2010	2009	2009
	Notes	£000	£000	£000
ASSETS
Non-current assets
Property and equipment	13	3,411	1,634	1,494
Other non-current assets	14	170	178	—

		3,581	1,812	1,494
Current assets
Trade and other receivables	15	2,241	2,054	1,413
Cash and cash equivalents	16	36,356	36,522	24,403

		38,597	38,576	25,816

TOTAL ASSETS		42,178	40,388	27,310
LIABILITIES
Current liabilities
Trade and other payables	18	(5,229)	(4,801)	(2,767)

		(5,229)	(4,801)	(2,767)
Non-current liabilities
Provisions	19	(105)	—	—
Other non-current liabilities	20	(126)	(30)	—

		(231)	(30)	—
TOTAL LIABILITIES		(5,460)	(4,831)	(2,767)

NET ASSETS		36,718	35,557	24,543

EQUITY
Capital and reserves attributable to Company’s equity holders
Share Capital	21	35,294	35,294	27,647
Share Premium		17,407	17,407	7,220
Share Based Payment Reserve		(1,539)	(1,902)	(866)
Retained Earnings		(14,444)	(15,242)	(9,458)

Capital and reserves		36,718	35,557	24,543

The notes on pages F-35 to F-54 form part of these financial statements.

CHI-X EUROPE LIMITED

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2010

	Share Capital	Share Premium	Share Based Payment Reserve	Retained Earnings	Total equity
	£000	£000	£000	£000	£000
At 1 January 2009	27,647	7,220	(866)	(9,458)	24,543
Share Capital issued in year (Note 21)	7,647	10,187	(1,539)	—	16,295
Share-based payment transactions	—	—	899	—	899
Share-based payment recharges	—	—	(396)	—	(396)
Loss for the financial year	—	—	—	(5,784)	(5,784)

At 31 December 2009	35,294	17,407	(1,902)	(15,242)	35,557
Profit for the financial year	—	—	—	798	798
Share-based payment transactions (Note 23)	—	—	363	—	363

At 31 December 2010	35,294	17,407	(1,539)	(14,444)	36,718

The notes on pages F-35 to F-54 form part of these financial statements.

CHI-X EUROPE LIMITED

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2010

		2010	2009
	Notes	£000	£000
Operating activities
Profit/(loss) before tax		798	(5,784)
Non-cash adjustment to reconcile profit/(loss) before tax to net cash flows
Depreciation	13	834	601
Net finance costs	10 & 11	(209)	(211)
Share based payment (net of recharge)	23	363	503
Provisions for dilapidation	19	105	—
Working capital adjustments
Increase in debtors	15	(199)	(649)
Increase in creditors	18	384	2,034
Decrease/(Increase) in non-current other assets from operating activities	14	8	(178)
Increase in non-current other liabilities from operating activities	20	96	30

		2,180	(3,654)
Finance income	10	226	221
Finance expense	11	(4)	(2)

Net cash flows from operating activities		2,402	(3,435)

Investing activities
Payments to acquire property and equipment		(2,568)	(741)

Net cash flows from investing activities		(2,568)	(741)

Financing activities
Proceeds from employee share ownership plan		—	81
Issue of ordinary share capital		—	16,214

Net cash flows from financing activities		—	16,295

Net increase in cash and cash equivalents		(166)	12,119
Cash and cash equivalents at 1 January		36,522	24,403

Cash and cash equivalents at 31 December	16	36,356	36,522

The notes on pages F-35 to F-54 form part of these financial statements.

CHI-X EUROPE LIMITED

NOTES TO THE FINANCIAL STATEMENTS AT 31 DECEMBER 2010

1.	CORPORATE INFORMATION

Chi-X Europe Limited is a limited company incorporated and domiciled in the United Kingdom. The registered office is located at 10 Lower Thames Street, London, EC3R 6AF.

2.	BASIS OF PREPARATION

The financial statements of the Company are prepared for the first time, in accordance with all relevant International Financial Reporting Standards (“IFRS”) adopted for use by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. The date of transition of the opening IFRS balance was 1 January 2009. The previously reported 2009 UK GAAP numbers have been reclassified into IFRS format.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. As required by IFRS 1, the transition from UK GAAP to IFRS is shown in note 29.

There were no remeasurement changes resulting from the transition to IFRS. The changes were primarily around disclosures and presentation within the financial statements.

The financial statements of the Company for the year ended 31 December 2010 were authorized for issue by the board of directors on 15 August 2011.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue Recognition

Revenue represents the amounts receivable from customers, net of VAT and trade discounts, for services supplied to external customers. These are recognised to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment. The following recognition criterion is used:

Trading Commission

Revenue from trading commissions on the Chi-X platform are recognised on the date the trade is executed.

Co-location, Cross Connects, Inactive Port Fees, Drop Feeds, Sponsored Access

Revenue is recognised on the date the service is provided.

Market Data Licences

Revenue is recognised on a straight line basis over the period to which the fee relates.

(b)	Cost of Sales

Cost of sales represents the rebates paid to clients for providing liquidity to the Chi-X platform. Rebates are recognised on the date the trade is executed.

(c)	Interest Receivable and Payable

Interest income and expenses are recognised on an accruals basis.

(d)	Taxes

Current Income Tax

Current income tax asset and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operated and generates taxable income.

Deferred Taxation

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability settled, based on tax rates that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognised to the extent it is probable that they will be recoverable against future taxable profits.

(e)	Property and Equipment

Property and Equipment is stated at cost less depreciation and impairment, if any. Property and Equipment is reviewed for impairment if events or charges in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is calculated on a straight-line basis so as to write down property and equipment to their residual values over their expected useful lives. Leasehold improvements are written down over the term of the lease which is about five years; computer and office equipment is written down over a period of between three and five years.

The assets’ useful lives are reviewed at each year end and any changes are accounted for prospectively as appropriate.

(f)	Operating Leases

Operating lease rentals are charged to the income statement on a straight-line basis over the period of the lease.

(g)	Foreign Currency Translation

The Company’s financial statements are presented in sterling, which is also the Company’s presentation and functional currency. Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates, and are converted at the rate of exchange ruling at the transaction date. Assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. All exchange differences are dealt with through the profit and loss account.

(h)	Pensions and other post-employment benefits

The Company operates a defined contribution plan. The cost of contributions payable by the Company in respect of the Chi-X Europe Personal Pension Plan for the year are charged to the income statement as incurred.

(i)	Share based payments

The Company operates two equity-settled share based compensation plans for employees. In 2009, the Company had also issued warrants to other companies under the Jump Ball Program- these were also treated as being equity settled. The charge to the income statement is determined by the fair value of the options granted at the date of grant and recognised over the relevant vesting period.

The cost of equity-settled transactions is recognised, together with a corresponding increase in share based payment reserves, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense for a period represents the movement in cumulative expense recognised as at the beginning and end of that period and is recognised in employee benefits expense.

No expense is recognised for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognised is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

The company has entered into recharge agreements with Instinet Holdings Inc. in respect of the Nomura Stock Plan. Under the terms of the recharge agreements, the Company may be charged for the benefit of share-based compensation at the date of exercise, pro-rated over the period that the employees were in the service of the company. These recharges are recognized directly in equity.

(j)	Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit and loss, available for sale and loans and receivables. Management determines the classification at initial recognition. The classification depends on the purpose for which the financial assets were originally acquired.

Currently the company’s financial assets comprise cash and short-term deposits, trade debtors and other receivables. Trade debtors and other receivables are recognised at trade date and classified as loans and receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At initial recognition, these are recorded at fair value and are subsequently measured at amortised cost less impairment.

(k)	Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement.

(l)	Financial Liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs. The Company’s financial liabilities include trade and other payables. These are measured at amortised cost.

(m)	Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether or not the derivative is designated as a hedging instrument, and if so the nature of the item being hedged.

Foreign currency derivatives are designated as cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item affects profit or loss.

In order to qualify for hedge accounting, a transaction must meet strict criteria as regards documentation, effectiveness, probability of occurrence and reliability of measurement. At inception of the transaction, the company documents its risk management objectives and strategy for undertaking various hedging transactions as well as the relationship between hedging instruments and hedged items. Effectiveness testing is conducted at each reporting date and at the commencement and conclusion of any hedge continues to satisfy all the criteria for hedge accounting to be maintained.

(n)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at banks and on hand and short-term deposits with a maturity of three months or less.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above.

(o)	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

4.	FINANCIAL RISK MANAGEMENT

Financial risk factors

The Company has risk management policies in place that seek to limit the adverse effects of risk factors on the financial performance of the Company.

The directors have the responsibility for setting the risk management policies applied by the Company. The policies are implemented and monitored by the finance, compliance and operations departments to enable prompt identification of financial risks so that appropriate actions may be taken.

Market risk

The Company’s revenues are largely dependent on the consideration traded through its system. There is a risk that these may fluctuate due to changes in general market volumes and/or prices. These represent different types of risk such as interest rate risk and foreign currency risk. The main accounts affected by these risks are cash and cash equivalents, trade receivables and trade payables. The sensitivity analyses are discussed in each of the following sections relating to positions at 31 December 2010 and 2009.

Interest rate risk

The Company has interest bearing assets in the form of cash at bank and interest is received on these balances at variable rates. The Company reviews sensitivities for movements in interest rates which are appropriate to market conditions. The Company has considered the volatility of interest rates over the past 12 months and prospects for rates over the coming year and has concluded that a 1% upward movement (and no downward movement) reflects a reasonably possible change to current rates.

At 31 December 2010, if interest rates on sterling denominated and dollar denominated cash had been 1% higher, with all other variables held constant, post-tax profit for the year would have been £368,000 higher (2009: £226,000 higher) mainly as a result of higher interest income on floating rate cash and cash equivalents.

Foreign exchange risk

The Company has transactions in foreign currency and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro and the US dollar. Foreign exchange risk arises from trading and associated activities.

In 2010 the Company entered into a series of 11 monthly forward contracts with an aim to reduce its exposure to Euro fluctuations. The forward contracts were designated as cash flow hedges and were all settled as at the balance sheet date. A realised gain of £83,000 was recognised in relation to the hedges within revenue in the income statement. There was no ineffectiveness of the hedge recognised in the income statement.

The Company reviews sensitivities to movements in exchange rates which are appropriate to market conditions. As at 31 December 2010, considering movements in the euro and dollar over the last year the Company has concluded that a 10% movement in rates is a reasonably possible change. At 31 December 2010, if sterling had weakened/strengthened by 10% against the euro and dollar on the day with all other variables held constant, post tax profit for the year would have been £67,000 higher/lower (2009: £4,000). This reflects foreign exchange gains/losses on translation of euro and dollar denominated trade receivables and payables.

Credit risk

The Company has no significant concentrations of credit risk relating to trading activities. The Company has implemented policies that require appropriate credit checks on potential trading participants before trading commences. Prior to becoming a trading participant, counterparties are subject to a credit review and approval is limited to financial institutions, corporate and other clients with an acceptable credit rating.

Credit risk primarily relates to the Company’s customers and counterparties being unable to meet their obligations to the Company either in part or in full, including customer receivables, repayment of cash and cash equivalents including bank deposits and settlement of derivative instruments.

A significant portion of the Company’s assets are represented by the cash balances held at various banking institutions. The Company is exposed to the underlying credit risk of those entities in respect of these balances, but has sought to diversify this risk across several highly rated banking institutions.

Liquidity risk

The Company is exposed to liquidity risk to the extent that it is unable to meet its daily payment obligations. The Company maintains sufficient cash and actively maintains a mixture of assets and liabilities to ensure that it can adequately meet its short term liabilities.

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date.

	2010		2009
	Less than 3 months	1-5 years	Less than 3 months	1-5 years
Trade and other payables	5,229	—	4,801	—
Other non-current liabilities	—	126	—	30

	5,229	126	4,801	30

Capital management

Capital comprises resources that are raised by the Company from its shareholders (equity capital) and its retained profits.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. The methods by which the Company may adjust its capital structure would principally include returns to shareholders and issue of new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2010 and 31 December 2009.

5.	SIGNIFICANT JUDGEMENTS AND ESTIMATES

The preparation of the Company’s financial statements requires management to make judgements and estimates that affected certain balances at the end of the reporting period. Judgements and estimates are regularly evaluated based on historical experience, current circumstances and expectations of future events.

In the process of applying the Company’s accounting policies, management has made the following judgements and estimates which have the most significant effect on the amounts recognised in the financial statements:

a)	The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. This estimate requires determining the most appropriate valuation model and the most appropriate inputs to the model. The assumptions and model used for estimating fair value for share-based payment transactions are disclosed in Note 23.

b)	Provisions have been determined based on the estimated expenses that the Company expects to incur.

c)	Deferred tax is only recognised when the Company has sufficient certainty on the probability future taxable profits.

6.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

a)	IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for annual periods beginning on or after 1 January 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The Company does not expect any impact on its financial position or performance.

b)	IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (Amendment)

The amendment to IAS 32 is effective for annual periods beginning on or after 1 February 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. This amendment will have no impact on the Company after initial application.

c)	IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

d)	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognised immediately in profit or loss. The adoption of this interpretation will have no effect on the financial statements of the Company.

e)	Improvements to IFRSs (issued in May 2010)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either 1 July 2010 or 1 January 2011. The amendments listed below, are considered to have a reasonable possible impact on the Company:

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Presentation of Financial Statements

•	IFRIC 13 Customer Loyalty Programmes

The Company, however, expects no impact from the adoption of the amendments on its financial position or performance.

7.	REVENUE ANALYSIS

	2010	2009
	Total	Total
	£000	£000
Geographical markets supplied:
United Kingdom	33,017	17,461
Europe (excluding United Kingdom)	9,063	6,169

	42,080	23,630

Included within revenue is a gain of £83,000 (2009: £nil) relating to a foreign currency hedge aimed at reducing the Company’s exposure to the Euro (Notes 4 & 18).

The geographical analysis is based upon the client billing address and not the actual geographical location of the client base. In the opinion of the directors the Company has one class of business.

8.	STAFF COSTS (including directors)

	2010	2009
	£000	£000
Wages and salaries	7,333	7,735
Social security costs	990	1,045
Other pension costs	166	132

	8,489	8,912

During the year £166,000 (2009: £132,000) was charged to the profit and loss account in respect of contributions payable by the Company for the Chi-X Personal Pension Plan. Included in 2009 figures, was a one-off cost of £1,625,000 relating to compensation for loss of office paid to a director. There were no amounts outstanding or prepaid at the balance sheet date for these schemes. The average number of employees during the year was 44 (2009: 35).

In the opinion of the directors there is only one category of employees.

9.	OPERATING PROFIT/(LOSS)

Operating profit/ (loss) is stated after charging:

	2010	2009
	£000	£000
Auditors’ remuneration — audit services	121	92
Operating lease rentals	837	628

Fees paid to auditors for services other than audit were £25,500 (2009: £6,500).

10.	FINANCE INCOME

	2010	2009
	£000	£000
Bank interest receivable	213	177
Net foreign exchange gain	—	36

	213	213

11.	FINANCE EXPENSE

	2010	2009
	£000	£000
Other interest payable	4	2

	4	2

12.	TAX ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

The charge for taxation, which is based on the profit/ (loss) for the year, is as follows:

	2010	2009
	£000	£000
Corporation tax payable at 28.0% (2009: 28%)	—	—
Under provision in respect of prior years	—	—

Total current tax	—	—
Deferred tax	—	—

Total tax charge	—	—

The following deferred tax assets are unrecognised at 31 December 2010 as at present it is not envisaged with sufficient certainty that the company will be able to utilise them in the foreseeable future. This is due to uncertainty of future profit generation in light of the pending acquisition of the Company and volatility in the market.

	2010	2009
	£000	£000
Losses	2,954	3,783
Accelerated capital allowances	542	293
Other temporary differences	398	312

	3,894	4,388

Analysis of movement in the unrecognised deferred tax asset:

Deferred Tax
£000
Balance brought forward at 1 January 2010	4,388
Adjustment to opening balance	5
Effect of reduction in Corporation Tax rate to 27%	(145)
Property and equipment temporary differences	255
Other temporary differences	102
Losses brought forward utilised in current year	(711)

Balance carried forward at 31 December 2010	3,894

Legislation was introduced in Finance (No2.) Act 2010 to reduce the main rate of corporation tax from 28% to 27% with effect from 1 April 2011. The effect of this reduction is reflected in the unrecognised deferred tax asset disclosed in the accounts. On 23 March 2011 as part of the 2011 Budget, the UK government has announced its intention to legislate to reduce the rate to 26% with effect from 1 April 2011 and further by 1% per annum falling to 23% with effect from 1 April 2014.

The directors estimate that the effect of these changes will be to reduce the Company's unrecognised deferred tax asset to £3,317,000.

The total tax charge is lower than (2009: higher) the standard rate of corporation tax in the UK (28%) (2009: 28%). The differences are explained below:

	2010	2009
	£000	£000
Profit/(Loss) on ordinary activities before tax	798	(5,784)
Profit/(Loss) on ordinary activities multiplied by standard rate in the UK (28%) (2009: 28.0%)	223	(1,620)
Effects of:
Expenditure not deductible for tax purposes	127	88
Movement on temporary differences not recognised for deferred tax	357	302
Depreciation on non-qualifying assets	4	—
Losses brought forward utilised in current year	(711)	—
Unutilised current year tax losses for which no deferred tax asset recognised	—	1,230

Total tax charge	—	—

13.	PROPERTY AND EQUIPMENT

	Leasehold Improvements	Computer and Office Equipment	Total
	£000	£000	£000
COST
1 January 2009	377	1,463	1,840
Additions	302	439	741

31 December 2009	679	1,902	2,581
Additions	642	1,969	2,611

31 December 2010	1,321	3,871	5,192

DEPRECIATION
1 January 2009	51	295	346
Charge for the year	223	378	601

31 December 2009	274	673	947
Charge for the year	275	559	834

31 December 2010	549	1,232	1,781

NET BOOK VALUES
31 December 2010	772	2,639	3,411

31 December 2009	405	1,229	1,634

14.	OTHER NON-CURRENT ASSETS

	2010	2009
	£000	£000
Lease deposits	170	178

	170	178

Other non-current asset represents deposits relating to the five year lease on the Lower Thames Street office.

15.	TRADE AND OTHER RECEIVABLES

	2010	2009
	£000	£000
Trade receivables	1,736	1,796
Less: provision for impairment of receivables	(79)	(95)

Trade receivables-net	1,657	1,701
Amounts owed by related party undertakings	181	153
Prepayments and accrued income	403	200

	2,241	2,054

The carrying values less impairment provision of trade and other receivables are reasonable approximations of fair values due to the short term nature of these receivables.

Trade receivables that are not past due are not considered to be impaired.

The ageing of the Company’s debtors is as follows:

	2010		2009
	Impaired £000	Not impaired £000	Impaired £000	Not impaired £000
0-3 months	—	1,646	—	1,654
Greater than 3 months	79	11	95	47

	79	1,657	95	1,701

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

	2010	2009
	£000	£000
Sterling	2,010	1,973
Euro	216	42
US Dollars	15	39

	2,241	2,054

Movement on the Company’s provision for impairment of trade receivables are as follows:

	2010	2009
	£000	£000
At 1 January	95	80
Provision for receivables impairment	—	15
Provisions no longer required	(16)	—

At 31 December	79	95

16.	CASH AND CASH EQUIVALENTS

	2010	2009
	£000	£000
Cash at banks and on hand	2,488	506
Short term deposits	33,868	36,016

	36,356	36,522

The carrying amounts of the Company’s cash and short term deposits are denominated in the following currencies:

	2010	2009
	£000	£000
Sterling	35,615	36,274
Euro	352	203
US Dollars	389	45

	36,356	36,522

Cash at banks earn interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and six months, depending on the immediate cash requirements of the Company, and earn interest at the respective short term deposit rates.

Cash and short term deposits are held with counterparties of a high credit standing and the Company does not expect any losses from non-performance by these counterparties.

There are no differences between the book values and fair values of cash and short term deposits.

17.	FINANCIAL INSTRUMENTS

Assets as per balance sheet

	2010		2009
	Carrying amounts	Fair Values	Carrying amounts	Fair Values
	£000	£000	£000	£000
Other non-current assets	170	170	178	178
Trade and other receivables	2,241	2,241	2,054	2,054
Cash and cash equivalents	36,356	36,356	36,522	36,522

	38,767	38,767	38,754	38,754

Liabilities as per balance sheet

	2010		2009
Trade and other payables	5,229	5,229	4,801	4,801
Other non-current liabilities	126	126	30	30

	5,355	5,355	4,831	4,831

There were no available for sale assets or assets at fair value through the income statement at the balance sheet date.

During the year, the Company entered into a series of 11 monthly forward contracts with an aim to reduce its exposure to currency fluctuations. The forward contracts were designated as cash flow hedges and were all settled by the balance sheet date.

The effectiveness of the hedges was tested using the dollar offset method and ineffectiveness was found to be negligible. The effective portion of the changes in the fair value of the forward contracts were taken to other comprehensive income and recycled to the income statement as the hedged item impacted the income statement.

18.	TRADE AND OTHER PAYABLES: Amounts falling due within one year

	2010	2009
	£000	£000
Amounts owed to related party undertakings	200	709
Trade creditors	1,115	422
Accruals and deferred income	3,398	3,364
Taxation and social security	516	306

	5,229	4,801

The carrying amounts of the Company’s trade and other payables are denominated in the following currencies:

	2010	2009
	£000	£000
Sterling	4,924	4,515
Euro	180	81
US Dollars	125	205

	5,229	4,801

19.	PROVISIONS

2010
Dilapidations
£000
At 1 January 2010	—
Charged to income statement	105

At 31 December 2010	105

The dilapidation provision charged to the income statement has been made in respect to the Lower Thames Street property. The Company provides for the estimated cost of property dilapidations on a straight line basis over the period from the date of lease commencement to the earliest termination date.

20.	OTHER NON-CURRENT LIABILITIES

	2010	2009
	£000	£000
Rent free period adjustment	126	30

	126	30

The other non-current liabilities represent the outstanding balance to be amortised over the lives of two leases providing rent free periods.

21.	SHARE CAPITAL

	2010	2009
	£000	£000
Authorised share capital	43,697	43,697

Called up, allotted, issued and fully paid
33,483,864 ordinary ‘A’ shares at £1 each	33,483	33,483
1,810,712 ordinary ‘C’ shares at £1 each	1,811	1,811

	35,294	35,294

The ‘A’ shares are voting shares, are freely transferable and entitle the holder to appoint directors. Other than the voting rights, both Class A and Class C shares carry equal rights.

In prior years, ‘B’ shares were non-voting and could only be transferred subject to certain conditions and did not entitle the holder to appoint directors. All outstanding 15,029,000 ‘B’ shares were converted into A shares at a one-to-one ratio on 31 December 2009.

In 2009, 21 warrants of £1 each were issued to the trading participants of the Company as part of the 2009 Warrant or “Jump Ball” Program. These warrants entitle the holders to subscribe to class ‘B’ shares for a cash payment equal to £2.25. The number of Class ‘B’ shares that a holder could subscribe was based on the value traded by them on the Chi-X platform in accordance with the terms of the 2009 warrant program and were exercisable at the end of November 2009.

Over the course of 2009, there were four equity share issuances:

1.	In August 2009, 899,238 Class C shares were allotted to an Employee Benefit Trust as fully paid up shares pursuant to the terms of Chi-X Joint Ownership Equity (“JOE”) Incentive employee share scheme (see Note 23). The employees paid a consideration of 9p per share to acquire their interest in the shares allotted. The remaining amount of 171p per share was payable by the Trust, which is funded by the Company. The reserve for own shares represents the amount funded by the Company for the shares issued.

2.	In December 2009, 1,999,207 B shares with aggregate nominal value of £1,999,207 were issued for cash at £2.25 per share pursuant to the warrants issued as part of the 2009 Jump Ball; and 2,451,507 shares with aggregate nominal value of £2,451,507 were issued for cash at £2.25 per share pursuant to the warrants issued as part of the 2009 additional equity placement, and 2,296,614 shares with aggregate nominal value of £2,296,614 were issued for cash at £2.70 per share as an additional equity placement.

In addition, all outstanding Class B shares were converted to Class A shares at a one-to-one ratio in December 2009.

22.	FINANCIAL COMMITMENTS

Future minimum rental payable under non-cancellable operating leases as at 31 December are as follows:

	2010 Land and buildings	2009 Land and buildings
	£000	£000
Not later than one year	1,093	101
Later than one year and not later than five years	3,882	115

	4,975	216

These leases relate to the Lower Thames Street and Commodity Quay properties and the Company’s data centres.

23.	SHARE BASED PAYMENTS

Nomura Stock Plan

Certain of the Company’s employees participated in Nomura Holdings Incorporated’s (NHI) stock acquisition rights plan (“B-Plan”). Each stock acquisition right is a right to acquire 100 shares of NHI for 1 yen per share. These rights vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. Given that there is insignificant historical experience available to provide a reliable estimate, it is assumed that all the options will vest. No stock acquisition rights were issued in the year (2007: 1080). The NHI share price on grant date was used as an estimate for the fair value of the rights.

	2009	2009
	Number	Weighted average fair value
	£	In pence
Outstanding at 1 January	1,080	771.9
Vested	1,080	771.9

Outstanding at 31 December	—	—

The fair value of the rights awarded is payable by the Company to Instinet New Jersey Limited, a fellow Nomura group company in equal monthly installments over the vesting period of two years. The Company recorded its allocated share of £396,185 (2008: £547,416) of such expenses for these B-plan units in administrative expenses in the profit and loss account.

Chi-X JOE Plan

The employee can acquire interests in the shares of the Company under the terms of a Jointly Owned Equity scheme (the “Scheme”). Pursuant to the terms of the Scheme the employees subscribe for an interest in newly issued Class C shares jointly with the trustee of the Chi-X Europe Limited Employee Benefit Trust (EBT). The trustees are entitled to all of the value up to £1.80 (2008: £1) per share whereas employees' interest entitles them to the value of shares above that amount. The Company can buy back an employee's interest for a nominal sum of £1 if the employee leaves the Company within 2 years from the date of the issue of the interest.

The assets and liabilities of the Employee Benefit Trust (EBT) have been included in the financial statements. Any assets held by the EBT cease to be recognised on the balance sheet when the assets vest unconditionally in identified beneficiaries. The costs of purchasing own shares held by the EBT are shown as a deduction against equity. The proceeds from the sale of own shares held increase equity. Neither the purchase nor sale of own shares leads to a gain or loss being recognised in the Company’s income statement.

Chi-X CSOP Plan

The Company granted share options to all its employees under the 2010 Company Stock Option Plan to acquire Class C ordinary shares in the Company. The option has an exercise price of £3.20 and it cannot be exercised prior to the exercise date, which is earlier of an exit event (being either a sale of the business or an IPO) or the 9th anniversary of the date of grant. The options vests in 3 equal tranches over 3 years on the 1st, 2nd and 3rd anniversary of the date of grant. Vesting however accelerates on an exit event within 3 years. If an employee ceases employment with the Company before the vesting date, their options are forfeited unless they are classed as a good leaver.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	2010				2009
	CSOP		JOE		JOE
	Number	Weighted average fair value	Number	Weighted average fair value	Number	Weighted average fair value
	£	In pence	£	In pence	£	In pence
Outstanding at 1 January	—	—	1,810,812	153	911,574	126
Granted	720,500	270	—	—	899,238	180
Exercised	—	—	—	—	—	—

Outstanding at 31 December	720,500	270	1,810,812	153	1,810,812	153

1,537,270 JOE shares were exercisable as at 31 December 2010 (2009: nil)

The estimated value of the awards was calculated based on an external valuation using the Black Scholes valuation model. The key assumptions used in the valuations in 2009 (jointly owned equity plan and Jump Ball warrants) and 2010 (CSOP) were as follows:

	Jump Ball Warrants	JOE Plan	CSOP
Market price (pence)	180	180	270
Strike price (pence)	225	180	320
Maturity (years)	0.5	2	3
Volatility (%)	51.33	51.33	49.89
Risk-free rate (%)	0.43	0.43	0.57

The Risk-free rate reflects the yield on 3 month UK Government Bonds as at 8 September 2009. The expected volatility reflects the long–term (999 days) volatility of a proxy company operating in the same market segment.

None of the share options were exercisable at the end of the year (2009: nil). For the share options outstanding as at 31 December 2010, the weighted average remaining contractual life is nine years. The exercise price for the outstanding options is £3.20. At the balance sheet date, the fair value of the outstanding options was £498k.

The expense recorded during the year relating to the JOE plan and CSOP employee share schemes was £363,000 (2009: £263,000).

Jump Ball Warrants

In 2009, 21 warrants of £1 each were issued to the trading participants of the Company as part of the 2009 Warrant or “Jump Ball” Program. These warrants entitled the holders to subscribe to class ‘B’ shares for a cash payment equal to £2.25 and were exercisable at the end of November 2009. The estimated value of these warrants was based on a Black Scholes model and the expense recorded during 2009 was £240,000 (2010: £nil).

24.	ULTIMATE PARENT UNDERTAKING

The Company’s parent undertaking changed with effect from 31 December 2009, when all outstanding Class B Shares converted into Class A Shares at a one-to-one ratio. This reduced Instinet Holding Inc’s voting interest to 37% and as a result it and Nomura Holdings Incorporated (Instinet’s ultimate parent undertaking) ceased to be the Company’s intermediate parent and ultimate parent undertaking respectively from 31 December 2009. The Company is not consolidated in any Company’s accounts.

25.	RELATED PARTY TRANSACTIONS

During the course of the year, the Company entered into a number of ongoing transactions with Nomura Holding Incorporated and its subsidiaries. The transactions were made at arms- length.

License Agreement services were provided by Instinet Holding Inc to the Company at a cost of £1,228,274 (2009: £1,282,419).

Outsourced Business Services were provided by Instinet Group Services Limited to the Company at a cost of £200,611(2009: £169,322).

The Company supplied services to Instinet Europe Limited and Nomura Holding Incorporated at a Consideration of £98,971 (2009: £108,901) and £2,981,924 (2009: £1,383,092) respectively, mainly in respect of trading commissions.

As at 31 December 2010, the net amount owed by the Company to Instinet Holding Inc and its subsidiaries was £200,100 (2009: £560,001). As at 31 December 2010, the net amount owed to the company by Nomura Holding Incorporated was £180,802 (2009: £1,725).

Terms and conditions and transactions with related parties

The transactions with related parties are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended 31 December 2010, the Company has not recorded any impairment of receivables relating to amounts owed by related parties (2009: Nil).

This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with key management personnel

During 2010, purchases of £10,779 at normal market prices were made by the Company from Seton Interiors, of which the spouse of one of the directors is a director and controlling shareholder. There were no outstanding balances as at 31 December 2010.

The son of one of the directors undertook a work experience placement with the Company in 2010. No remuneration was paid by the Company for this placement.

Compensation of key management personnel of the Company

Key management personnel are defined as those persons having authority and responsibility for planning, directing, and controlling the activities of the Company.

	2010	2009
	£000	£000
Salaries and other short term benefits	6,151	4,725
Post-employment pension and medical benefits	46	46
Share-based payments	166	113

	6,363	4,884

As at 31 December 2010, the amount outstanding to key management personnel was £1,661,000 (2009: £1,885,000). These amounts were also the highest amounts outstanding during both years respectively.

26.	CONTINGENT LIABILITIES

BATS Global Markets Inc. (BATS) signed a definitive agreement on 18 February 2011 to acquire the Company, creating the largest pan-European trading centre in terms of market share and notional value traded. The proposed acquisition was however referred to the UK Competition Commission on 20 June 2011. Subsequent to this referral, both BATS and Chi-X Europe agreed to extend the terms of the proposed acquisition on 12 July 2011. Subject to the completion of this transaction review, the Company is expected to pay a success fee of £2.3m to its corporate advisers.

27.	POST BALANCE SHEET EVENTS

The UK Competition Commission is expected to render its decision on the proposed acquisition by 2 December 2011. As part of the acquisition, the Company is expected to incur costs of £1.3m to be paid to its corporate advisers. The Company has also put in place a retention award with a view to retain employees during this review period. The total cost of the award, which is expected to be paid out in March 2012 subject to certain conditions, is anticipated to be £2.2m. The cost will be accrued over the six-month period ending 31 December 2011.

28.	CONTINGENT ASSET

The acquisition agreement includes a ‘break-up’ provision that provides for a payment of up to $7m from BATS to the Company in the event that the acquisition is not successful.

29.	RECONCILIATION TO IFRS

For all periods up to and including 31 December 2009, the Company prepared its financial statements in accordance with UK GAAP. These financial statements, for the year ended 31 December 2010, are the first the Company has prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after 1 January 2010. In preparing these financial statements, the Company’s opening balance sheet was prepared as at 1 January 2009, the Company’s date of transition to IFRS. As such, this note shows the transition from UK GAAP to IFRS.

(1)	RECONCILIATION OF EQUITY AT 1 JANUARY 2009 (date of transition to IFRS)

	UK GAAP	Remeasurements	IFRS
	£000	£000	£000
ASSETS
Non-current assets
Property, plant and equipment	1,494	—	1,494
Current assets
Trade and other receivables	1,413	—	1,413
Cash and cash equivalents	24,403	—	24,403

	25,816	—	25,816

TOTAL ASSETS	27,310	—	27,310

LIABILITIES
Current liabilities
Trade and other payables	(2,767)	—	(2,767)

TOTAL LIABILITIES	(2,767)	—	(2,767)

NET ASSETS	24,543	—	24,543

EQUITY
Capital and reserves attributable to Company's equity holders
Share Capital	27,647	—	27,647
Share Premium	7,220	—	7,220
Reserve for own shares	(866)	—	(866)
Retained Earnings	(9,458)	—	(9,458)

	24,543	—	24,543

(2)	RECONCILIATION OF EQUITY AT 31 DECEMBER 2009

	UK GAAP	UK GAAP	Remeasurements	IFRS
		Restatement
	£000	£000	£000	£000
ASSETS
Non-current assets
Property, plant and equipment	1,634	—	—	1,634
Current assets
Trade and other receivables	2,232	—	—	2,232
Cash and cash equivalents	36,522	—	—	36,522

	38,754		—	38,754

TOTAL ASSETS	40,388		—	40,388
LIABILITIES
Current liabilities
Trade and other payables	(4,831)	—	—	(4,831)

TOTAL LIABILITIES	(4,831)	—	—	(4,831)

NET ASSETS	35,557	—	—	35,557

EQUITY
Capital and reserves attributable to Company's equity holders
Share Capital	35,294	—	—	35,294
Share Premium	17,407	—	—	17,407
Reserve for own shares	(2,142)	240	—	(1,902)
Retained Earnings	(15,002)	(240)	—	(15,242)

	35,557		—	35,557

(3)	RECONCILIATION OF PROFIT AND LOSS FOR THE YEAR ENDED 31 DECEMBER 2009

	UK GAAP	UK GAAP	Remeasurements	IFRS
		Restatement
	£000	£000	£000	£000
REVENUE	23,630	—	—	23,630
COST OF SALES	(15,270)	—	—	(15,270)

GROSS PROFIT	8,360	—	—	8,360
Administrative Expenses	(14,115)	(240)	—	(14,355)

OPERATING LOSS	(5,755)	(240)	—	(5,995)
Finance costs	(2)	—	—	(2)
Finance income	213	—	—	213

LOSS BEFORE TAX	(5,544)	(240)	—	(5,784)
Income tax expense	—	—	—	—

LOSS FOR THE YEAR	(5,544)	(240)	—	(5,784)

For the purposes of its annual UK GAAP financial statements at 31 December 2009, the Company did not reflect the value of warrants issued as part of the Jump Ball agreements in 2009 as it was of the view at the time that the warrants were not within the scope of FRS 20 “Share Based Payments”. Following further consideration, the directors have re-evaluated their prior year treatment and have decided that it would be more appropriate to reflect the valuation of these warrants. Accordingly, the Company has made adjustments to the figures in the income statement and balance sheet as at 31 December 2009, to reflect a charge of £240,000, with nil impact to net assets.

The changes as a result of adoption of IFRS were primarily around disclosures and presentation within the financial statements.

The transition from UK GAAP to IFRS has not had a material impact on the statement of cash flows, except for change in presentation.

INTERIM INCOME STATEMENTS

For the six months ended 30 June 2011

		6 months ended 30 June		Year ended 31 December
		2011	2010	2010
		Unaudited	Unaudited	Audited
	Notes	£000	£000	£000
REVENUE		23,372	22,686	42,080

COST OF SALES		(14,267)	(14,240)	(26,229)

GROSS PROFIT		9,105	8,446	15,851

Administrative expenses		(10,370)	(7,343)	(15,262)

OPERATING (LOSS)/PROFIT	4	(1,265)	1,103	589
Finance income	5	80	85	213
Finance expense	6	(19)	(57)	(4)

(LOSS)/PROFIT BEFORE TAX		(1,204)	1,131	798

Income tax expense	7	—	—	—

(LOSS)/PROFIT FOR THE PERIOD		(1,204)	1,131	798

Attributable to:
Equity holders		(1,204)	1,131	798

The results above relate wholly to continuing operations and includes £1.5m of non-recurring deal related expenses.

The notes on pages F-59 to F-63 form an integral part of this Interim Report

INTERIM STATEMENT OF FINANCIAL POSITION

		30 June		31 December
		2011	2010	2010
		Unaudited	Unaudited	Audited
	Notes	£000	£000	£000
ASSETS

Non-current assets
Property and equipment		2,939	1,855	3,411
Other non-current assets		180	321	170

		3,119	2,176	3,581
Current assets
Trade and other receivables	8	3,239	2,742	2,241
Cash and cash equivalents	9	34,003	38,757	36,356

		37,242	41,499	38,597

TOTAL ASSETS		40,361	43,675	42,178

LIABILITIES
Current liabilities
Trade and other payables	11	(4,288)	(6,735)	(5,229)

		(4,288)	(6,735)	(5,229)
Non-current liabilities
Provisions	12	(140)	(31)	(105)
Other non-current liabilities		(172)	(55)	(126)

		(312)	(86)	(231)

TOTAL LIABILITIES		(4,600)	(6,821)	(5,460)

NET ASSETS		35,761	36,854	36,718

EQUITY
Capital and reserves attributable to Company’s equity holders
Share Capital		35,294	35,294	35,294
Share Premium		17,407	17,407	17,407
Share Based Payment Reserve		(1,292)	(1,736)	(1,539)
Retained Earnings		(15,648)	(14,111)	(14,444)

Capital and reserves		35,761	36,854	36,718

The notes on pages F-59 to F-63 form part of this Interim Report.

STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2011

	Share Capital	Share Premium	Share Based Payment Reserve	Retained Earnings	Total equity
	£000	£000	£000	£000	£000
At 1 January 2010 (audited)	35,294	17,407	(1,902)	(15,242)	35,557
Profit for the period	—	—	—	1,131	1,131
Share-based payment transactions	—	—	166	—	166

At 30 June 2010 (unaudited)	35,294	17,407	(1,736)	(14,111)	36,854
Profit for the period	—	—	—	(333)	(333)
Share-based payment transactions	—	—	197	—	197

At 31 December 2010	35,294	17,407	(1,539)	(14,444)	36,718
Loss for the period	—	—	—	(1,204)	(1,204)
Share-based payment transactions	—	—	247	—	247

At 30 June 2011 (unaudited)	35,294	17,407	(1,292)	(15,648)	35,761

The notes on pages F-59 to F-63 form part of this Interim Report.

STATEMENT OF CASH FLOWS FOR THE PERIOD ENDED 30 JUNE 2011

	6 months ended 30 June		Year ended 31 December
	Unaudited	Unaudited	Audited
	2011	2010	2010
	£000	£000	£000
Operating activities
(Loss)/Profit before tax	(1,204)	1,131	798
Non-cash adjustment to reconcile profit/(loss) before tax to net cash flows
Depreciation	625	339	834
Net finance costs	(61)	(28)	(209)
Share based payment	247	166	363
Provisions for dilapidation	35	31	105
Working capital adjustments
Increase in debtors	(998)	(688)	(199)
(Decrease)/Increase in creditors	(900)	1,935	384
Increase in non-current other assets from operating activities	(10)	(143)	8
Increase/(Decrease) in non-current other liabilities from operating activities	47	25	96

	(2,219)	2,768	2,180
Finance income	80	85	226
Finance expense	(19)	(57)	(4)

Net cash flows from operating activities	(2,158)	2,796	2,402

Investing activities
Payments to acquire property and equipment	(195)	(561)	(2,568)

Net cash flows from investing activities	(195)	(561)	(2,568)

Net (decrease)/ increase in cash and cash equivalents	(2,353)	2,235	(166)
Cash and cash equivalents at 1 January	36,356	36,522	36,522

Cash and cash equivalents at 30 June	34,003	38,757	36,356

The notes on pages F-59 to F-63 form part of this Interim Report.

1.	CORPORATE INFORMATION

The interim financial statements of the Company for the six months ended 30 June 2011 were authorised for issue in accordance with a resolution of the directors on 15 August 2011. Chi-X Europe Limited is a limited company incorporated and domiciled in the United Kingdom. The registered office is located at 10 Lower Thames Street, London, EC3R 6AF.

2.	BASIS OF PREPARATION

The interim report has been prepared in accordance with the International Accounting Standard (‘IAS’) 34—‘Interim Financial Reporting’.

The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the annual financial statements as at 31 December 2010.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the annual financial statements for the year ended 31 December 2010.

3.	STAFF COSTS (including directors)

	6 months ended 30 June		Year ended 31 December
	2011	2010	2010
	£000 Unaudited	£000 Unaudited	£000 Audited
Wages and salaries	4,200	3,755	7,333
Social security costs	513	621	990
Other pension costs	108	74	166

	4,821	4,450	8,489

4.	OPERATING (LOSS)/PROFIT

Operating (loss)/profit is stated after charging:

	6 months ended 30 June		Year ended 31 December
	2011	2010	2010
	£000 Unaudited	£000 Unaudited	£000 Audited
Auditors’ remuneration — audit services	62	52	121
Auditors’ remuneration — non-audit services	224	—	—
Operating lease rentals	579	383	837

Deal related costs for the six months ended 30 June 2011 of £1.5m (2010:£nil) were included in operating profit. These mainly relate to costs payable to the Company’s corporate finance advisers and lawyers.

5.	FINANCE INCOME

	6 months ended 30 June		Year ended 31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Bank interest receivable	80	85	213

	80	85	213

6.	FINANCE EXPENSE

	6 months ended 30 June		Year ended 31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Other interest payable	9	8	2
Net foreign exchange loss	10	49	—

	19	57	2

7.	TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

The charge for taxation, which is based on the (loss)/profit for the year, is as follows:

	6 months ended 30 June		Year ended 31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Corporation tax payable at 26.5% (2010: 28%)	—	—	—
Under provision in respect of prior years	—	—	—

Total current tax	—	—	—
Deferred tax	—	—	—

Total tax charge	—	—	—

The following deferred tax assets are unrecognised at 30 June 2011 as at present it is not envisaged with sufficient certainty that the company will be able to utilise them in the foreseeable future:

	6 months ended 30 June		Year ended 31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Losses	2,462	3,301	2,954
Accelerated capital allowances	682	410	542
Other temporary differences	448	358	398

	3,592	4,069	3,894

Analysis of movement in the unrecognised deferred tax asset:

Deferred Tax
£000
Unaudited
Balance brought forward at 1 January 2011	3,894
Effect of reduction in Corporation Tax rate to 26%	(143)
Property and equipment temporary differences	159
Other temporary differences	64
Losses brought forward utilised in current year	(382)

Balance carried forward at 30 June 2011	3,592

The main rate of corporation tax is reduced from 28% to 26% with effect from 1 April 2011. The effect of this reduction is reflected in the unrecognised deferred tax asset disclosed in the accounts.

The rate is to be further reduced by 1% per annum falling to 23% with effect from 1 April 2014. The directors estimate that the effect of these changes will be to reduce the company's unrecognised deferred tax asset to £3,178,000.

The total tax charge is lower than (2010: lower) the standard rate of corporation tax in the UK (26.5%) (2010: 28%). The differences are explained below:

	6 months ended 30 June		Year ended 31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
(Loss)/Profit on ordinary activities before tax	(1,204)	1,131	798

(Loss)/Profit on ordinary activities multiplied by standard rate in the UK (26.5%) (2010: 28%)	(319)	317	223
Effects of:
Expenditure not deductible for tax purposes	467	8	127
Movement on temporary differences not recognised for deferred tax	228	150	357
Depreciation on non-qualifying assets	14	—	4
Losses brought forward utilised in current year	(390)	(475)	(711)

Total tax charge	—	—	—

8.	TRADE AND OTHER RECEIVABLES

	30 June		31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Trade receivables	2,800	2,592	1,736
Less: provision for impairment of receivables	(115)	(82)	(79)

Trade receivables-net	2,685	2,510	1,657
Amounts owed by related party undertakings	—	—	181
Prepayments and accrued income	554	232	403

	3,239	2,742	2,241

9.	CASH AND CASH EQUIVALENTS

	30 June		31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Cash at banks and on hand	2,039	2,804	2,488
Short term deposits	31,964	35,953	33,868

	34,003	38,757	36,356

10.	FINANCIAL INSTRUMENTS

Assets as per balance sheet

	30 June		31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Other non-current assets	180	321	170
Trade and other receivables	3,239	2,742	2,241
Cash and cash equivalents	34,003	38,757	36,356

	37,422	41,820	38,767

Liabilities as per balance sheet

	30 June		31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Trade and other payables	4,288	6,736	5,229
Other non-current liabilities	172	55	126

	4,459	6,791	5,355

11.	TRADE AND OTHER PAYABLES: Amounts falling due within one year

	30 June		31 December
	2011	2010	2010
	£000	£000	£000
	Unaudited	Unaudited	Audited
Amounts owed to related party undertakings	—	3,911	200
Trade payables	705	205	1,115
Accruals and deferred income	3,137	2,301	3,398
Taxation and social security	445	319	516

	4,288	6,736	5,229

12.	PROVISIONS

£000
Dilapidations Unaudited
At 30 June 2010	31
Charged to income statement	74

At 31 December 2010	105
Charged to income statement	35

At 30 June 2011	140

The dilapidation provision charged to the income statement has been made in respect to the Lower Thames Street properties. The Company provides for the estimated cost of property dilapidations on a straight line basis over the period from the date of lease commencement to the earliest termination date.

13.	RELATED PARTY TRANSACTIONS

During the course of the period, the Company entered into a number of ongoing transactions with its shareholders. The transactions were made at arms-length.

Outsourced Business Services for the six months ended 30 June 2011 were provided by Instinet Group Services Limited to the Company at a cost of £623,221 (2010: £767,056).

The Company supplied services to Instinet Europe Limited and Nomura Holding Incorporated at a consideration of £nil (HY1 2010: £99,257) and £1,880,747 (HY1 2010: £1,065,737) respectively, mainly in respect of trading commissions.

The nature and contractual terms of key management compensation during the period are consistent with the disclosures in Note 26 of the Annual Report for the year ended 31 December 2010.

14.	CONTINGENT LIABIILTIES

BATS Global Markets Inc. (BATS) signed a definitive agreement on 18 February 2011 to acquire the Company, creating the largest pan-European trading centre in terms of market share and notional value traded. The proposed acquisition was however referred to the UK Competition Commission on 20 June 2011. Subsequent to this referral, both BATS and Chi-X Europe agreed to extend the terms of the proposed acquisition on 12 July 2011. Subject to the completion of this transaction review, the Company is expected to pay a success fee of £2.3m to its corporate advisers.

15.	POST BALANCE SHEET EVENTS

The UK Competition Commission is expected to render its decision on the proposed acquisition by 2 December 2011. As part of the acquisition, the Company is expected to incur costs of £1.3m to be paid to its corporate advisers. In July 2011, the Company put in place a retention award with a view to retain employees during this review period. The total cost of the award, which is expected to be paid out in March 2012 subject to certain conditions, is anticipated to be £2.2m. The cost will be accrued over the six-month period ending 31 December 2011.

16.	CONTINGENT ASSET

The acquisition agreement includes a ‘break-up’ provision that provides for a payment of up to $7m from BATS to the Company in the event that the acquisition is not successful.

6,296,829 Shares

BATS Global Markets, Inc.

CLASS A COMMON STOCK

PROSPECTUS

Morgan Stanley	Citigroup	Credit Suisse

Deutsche Bank Securities
Wedbush Securities
J.P. Morgan
BofA Merrill Lynch
Raymond James
Sandler O’Neill + Partners, L.P.
Rosenblatt Securities Inc.
Nomura

Dealer Prospectus Delivery Obligation

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee	$15,133
FINRA filing fee	13,534
BZX listing fee	100,000
Transfer agent’s fees	3,500
Printing and engraving expenses	210,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,100,000
Miscellaneous	50,000

Total	$3,492,167

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of the Registrant’s directors for monetary damages for breach of their fiduciary duties as directors. The Registrant’s amended and restated certificate of incorporation will provide that the Registrant must indemnify its directors and officers as well as directors or officers of another corporation, partnership, joint venture, trust or other enterprise serving at the request of the Registrant, and may indemnify its employees and other agents, in each case to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended, or the Securities Act (without taking into account the reclassification and 4.75-for-1 reverse stock split to be consummated in conjunction with this offering):

1.	Since January 1, 2009, the Registrant has issued to directors, officers and employees options to purchase an aggregate of 738,750 shares of common stock with an weighted average exercise price of $40.53 per share, pursuant to the BATS Global Markets, Inc. 2008 Stock Option Plan and BATS Global Markets, Inc. 2009 Stock Option Plan.

2.	During the period three years from the date of the initial filing of this Registration Statement, upon the exercise of stock options, the Registrant has issued 516,000 shares of common stock to certain officers, directors and employees in exchange for $6,563,488.

3.	On November 30, 2011, the Registrant issued 4,367,353 shares of common stock to certain shareholders of Chi-X Europe for an aggregate value of $219.6 million as part consideration for the acquisition of 100% of the outstanding stock of Chi-X Europe.

None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. The securities referenced above in items (1) and (2) were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. These securities were issued pursuant to written compensatory benefit plans (or written contracts or arrangements relating to compensation) established for our employees and officers. The securities referenced above in item (3) were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation, as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of the offering

3.3**	Amended and Restated Bylaws, as currently in effect

3.4**	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation, to effect the reverse stock split

3.5**	Form of Second Amended and Restated Bylaws, to be in effect upon completion of the offering

4.1**	Form of Class A Common Stock Certificate

4.2**	Investor Rights Agreement, dated as of May 13, 2010

5.1**	Opinion of Davis Polk & Wardwell LLP

10.1**	BATS Employment and Confidentiality/Non-Competition Agreement, dated October 31, 2008, by and between BATS Exchange, Inc. and Joe Ratterman

Exhibit Number	Description

10.2**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 1, 2008, by and between BATS Exchange, Inc. and Craig Perrigo

10.3**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 3, 2008, by and between BATS Exchange, Inc. and Christopher A. Isaacson

10.4**	BATS Employment and Confidentiality/Non-Competition Agreement, dated June 1, 2010, by and between BATS Exchange, Inc. and Ken Conklin III

10.5**	Service Agreement, effective April 21, 2008, by and between BATS Trading Limited and Mark Hemsley

10.6**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 1, 2008, by and between BATS Exchange, Inc. and Tamara E. Schademann

10.7**	BATS Employment and Confidentiality/Non-Competition Agreement, dated March 1, 2011, by and between BATS Exchange, Inc. and Brian N. Schell

10.8**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 1, 2008, by and between BATS Exchange, Inc. and Eric Swanson

10.9**	BATS Employment and Confidentiality/Non-Competition Agreement, dated March 9, 2009, by and between BATS Exchange, Inc. and Jeromee Johnson

10.10**	Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan

10.11**	BATS Global Markets, Inc. 2009 Stock Option Plan

10.12**	Form of Stock Option Award Agreement pursuant to the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan

10.13**	Form of First Amendment to Stock Option Award Agreement pursuant to the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan

10.14**	Form of Stock Option Award Agreement pursuant to the BATS Global Markets, Inc. 2009 Stock Option Plan

10.15**	Substitute 2008 Stock Option and Award Agreement, dated January 1, 2008, by and between BATS Holdings, Inc. and David R. Cummings

10.16**	Intentionally omitted

10.17**	Form of Restricted Stock Award Agreement pursuant to BATS Global Markets, Inc. Long Term Incentive Plan

10.18**	Form of BATS Global Markets, Inc. Cash Incentive Plan

10.19**	Share Exchange and Purchase Agreement relating to the exchange, sale and purchase of shares in Chi-X Europe Limited

10.20**	Amendment Agreement to Share and Purchase Agreement relating to the exchange, sale and purchase of shares in Chi-X Europe Limited

10.21**	Form of Shareholder Agreement

10.22**	Software License Agreement, dated August 2, 2010, by and between Instinet Holdings Incorporated and Chi-X Europe Limited

10.23**	Deed of Variation relating to Software License Agreement, dated February 17, 2011, by and between Instinet Holdings Incorporated and Chi-X Europe Limited

Exhibit Number	Description

10.24**	Deed of Variation relating to Software License Agreement, dated January 31, 2012, by and between Instinet Holdings Incorporated and Chi-X Europe Limited

10.25	Form of BATS Global Markets, Inc. Amended and Restated Long Term Incentive Plan

21.1**	Subsidiaries of the Registrant

23.1**	Consent of KPMG LLP, independent registered public accountants for BATS Global Markets, Inc.

23.2**	Consent of Ernst & Young LLP, independent auditors for Chi-X Europe Limited

23.3**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

99.1**	Consent of Peter Brown, as director nominee

99.2**	Consent of Robert W. Jones, as director nominee

99.3**	Consent of David Roscoe, as director nominee

99.4**	Consent of Caesar Sweitzer, as director nominee

99.5**	Consent of Gary Wedbush, as director nominee

**	Previously filed.

(b) The following financial statement schedule is filed as part of this Registration Statement:

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lenexa, State of Kansas, on the 21st day of March 2012.

BATS GLOBAL MARKETS, INC.

By:	/s/ Joe Ratterman
	Name:	Joe Ratterman
	Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joe Ratterman	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 21, 2012
Joe Ratterman

/s/ Brian N. Schell	Treasurer, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 21, 2012
Brian N. Schell

/s/ Derick Shupe	Controller	March 21, 2012
Derick Shupe

/s/ John Comerford	Director	March 21, 2012
John Comerford

Director
David Cummings

Director
Alan H. Freudenstein

/s/ Jose Marques	Director	March 21, 2012
Jose Marques

/s/ John McCarthy	Director	March 21, 2012
John McCarthy

/s/ Chris Mosher	Director	March 21, 2012
Chris Mosher

/s/ Michael Richter	Director	March 21, 2012
Michael Richter

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation, as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of the offering

3.3**	Amended and Restated Bylaws, as currently in effect

3.4**	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation, to effect the reverse stock split

3.5**	Form of Second Amended and Restated Bylaws, to be in effect upon completion of the offering

4.1**	Form of Class A Common Stock Certificate

4.2**	Investor Rights Agreement, dated as of May 13, 2010

5.1**	Opinion of Davis Polk & Wardwell LLP

10.1**	BATS Employment and Confidentiality/Non-Competition Agreement, dated October 31, 2008, by and between BATS Exchange, Inc. and Joe Ratterman

10.2**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 1, 2008, by and between BATS Exchange, Inc. and Craig Perrigo

10.3**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 3, 2008, by and between BATS Exchange, Inc. and Christopher A. Isaacson

10.4**	BATS Employment and Confidentiality/Non-Competition Agreement, dated June 1, 2010, by and between BATS Exchange, Inc. and Ken Conklin III

10.5**	Service Agreement, effective April 21, 2008, by and between BATS Trading Limited and Mark Hemsley

10.6**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 1, 2008, by and between BATS Exchange, Inc. and Tamara E. Schademann

10.7**	BATS Employment and Confidentiality/Non-Competition Agreement, dated March 1, 2011, by and between BATS Exchange, Inc. and Brian N. Schell

10.8**	BATS Employment and Confidentiality/Non-Competition Agreement, dated November 1, 2008, by and between BATS Exchange, Inc. and Eric Swanson

10.9**	BATS Employment and Confidentiality/Non-Competition Agreement, dated March 9, 2009, by and between BATS Exchange, Inc. and Jeromee Johnson

10.10**	Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan

10.11**	BATS Global Markets, Inc. 2009 Stock Option Plan

10.12**	Form of Stock Option Award Agreement pursuant to the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan

10.13**	Form of First Amendment to Stock Option Award Agreement pursuant to the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan

10.14**	Form of Stock Option Award Agreement pursuant to the BATS Global Markets, Inc. 2009 Stock Option Plan

Exhibit Number	Description

10.15**	Substitute 2008 Stock Option and Award Agreement, dated January 1, 2008, by and between BATS Holdings, Inc. and David R. Cummings

10.16**	Intentionally omitted

10.17**	Form of Restricted Stock Award Agreement pursuant to BATS Global Markets, Inc. Long Term Incentive Plan

10.18**	Form of BATS Global Markets, Inc. Cash Incentive Plan

10.19**	Share Exchange and Purchase Agreement relating to the exchange, sale and purchase of shares in Chi-X Europe Limited

10.20**	Amendment Agreement to Share and Purchase Agreement relating to the exchange, sale and purchase of shares in Chi-X Europe Limited

10.21**	Form of Shareholder Agreement

10.22**	Software License Agreement, dated August 2, 2010, by and between Instinet Holdings Incorporated and Chi-X Europe Limited

10.23**	Deed of Variation relating to Software License Agreement, dated February 17, 2011, by and between Instinet Holdings Incorporated and Chi-X Europe Limited

10.24**	Deed of Variation relating to Software License Agreement, dated January 31, 2012, by and between Instinet Holdings Incorporated and Chi-X Europe Limited

10.25	Form of BATS Global Markets, Inc. Amended and Restated Long Term Incentive Plan

21.1**	Subsidiaries of the Registrant

23.1**	Consent of KPMG LLP, independent registered public accountants for BATS Global Markets, Inc.

23.2**	Consent of Ernst & Young LLP, independent auditors for Chi-X Europe Limited

23.3**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

99.1**	Consent of Peter Brown, as director nominee

99.2**	Consent of Robert W. Jones, as director nominee

99.3**	Consent of David Roscoe, as director nominee

99.4**	Consent of Caesar Sweitzer, as director nominee

99.5**	Consent of Gary Wedbush, as director nominee

**	Previously filed.